As filed with the Securities and Exchange Commission on October 15, 2025.

Registration No. 333-289870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________

HERITAGE DISTILLING HOLDING COMPANY, INC.

(Exact name of registrant as specified in its charter)

__________________________________

Delaware	2085	83-4558219
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9668 Bujacich Road
Gig Harbor, Washington 98332
(253) 509-0008
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________

Justin Stiefel
Chief Executive Officer
9668 Bujacich Road
Gig Harbor, Washington 98332
(253) 509-0008
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________

Copies to:

M. Ali Panjwani, Esq.
Eric M. Hellige, Esq.
Pryor Cashman LLP
7 Times Square
New York, New York 10036-6569
Telephone: (212) 326-0846
Fax: 212-326-0806

__________________________________

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 15, 2025

PRELIMINARY PROSPECTUS

Up to a Maximum of 421,857,485 Shares of Common Stock

Heritage Distilling Holding Company, Inc.

This prospectus relates to the resale by the selling stockholders named in this prospectus (each a “Selling Stockholder” and, collectively, the “Selling Stockholders”) from time to time of up to an aggregate of 421,857,485 shares of our common stock, par value $0.0001 per share, including: (i) 152,498,518 outstanding shares of common stock, (ii) 266,858,967 shares of common stock issuable upon the exercise of outstanding warrants held by certain of the Selling Stockholders, including 266,846,807 shares issuable upon the exercise of warrants with an exercise price of $0.01 or less, and (iii) 2,500,000 shares of common stock issuable upon the settlement of outstanding restricted stock units. All of the shares, when sold, will be sold by the Selling Stockholders.

We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale or other disposition of shares by the Selling Stockholders. We will, however, receive the net proceeds of any warrants exercised for cash.

Our registration of the shares of common stock covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of such shares. The Selling Stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. For additional information on the possible methods of sale that may be used by the Selling Stockholders, you should refer to the section of this prospectus entitled “Plan of Distribution”.

No underwriter or other person has been engaged to facilitate the sale of our common stock by the Selling Stockholders in this offering. The Selling Stockholders and any broker-dealers or agents may, individually but not severally, be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, of the shares of common stock that they are offering pursuant to this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares of common stock covered by this prospectus. The Selling Stockholders will bear all commissions and discounts, if any, attributable to their respective sales of common stock.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “IPST.” The last reported sale price of our common stock on Nasdaq on October 14, 2025 was $0.67 per share. We recommend that you obtain current market quotations for our common stock prior to making an investment decision.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. We urge you to read the entire prospectus, including any amendments or supplements, carefully before you make your investment decision.

Investing in our shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our shares in the section titled “Risk Factors” beginning on page 11 of this prospectus and the risk factors in any accompanying prospectus supplement.

We are an “emerging growth company” and “smaller reporting company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so after this offering in future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2025

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) for the delayed or continuous offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus generally describes Heritage Distilling Holding Company, Inc. and our common stock. The Selling Stockholders may use this registration statement to sell up to an aggregate of 421,857,485 shares of our common stock from time to time through any means described in the section entitled “Plan of Distribution.” Our registration of the securities covered by this prospectus does not mean that either we or the Selling Stockholders will issue, offer or sell, as applicable, any of the securities registered hereunder. Under the registration statement of which this prospectus forms a part, the Selling Stockholders may, from time to time, sell the shares of our common stock offered by it described in this prospectus.

We will not receive any proceeds from the sale of common stock by the Selling Stockholders pursuant to this prospectus, although we will receive proceeds from any cash exercises of the warrants. However, we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of shares pursuant to this prospectus.

We and the Selling Stockholders, as applicable, may deliver a prospectus supplement with this prospectus, to the extent appropriate, to update the information contained in this prospectus. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information.”

No offer of these securities will be made in any jurisdiction where the offer is not permitted.

You should rely only on the information contained in this prospectus, any accompanying prospectus supplement or in any related free writing prospectus filed by us with the SEC. We have not, and the Selling Stockholders have not, authorized anyone to provide you with different information. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or such accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should assume that the information appearing in this prospectus, any prospectus supplement and any related free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

Unless otherwise noted, the share and per share information in this prospectus reflects a reverse stock split of the outstanding common stock at a 0.57-for-one ratio that occurred on May 14, 2024.

Unless the context otherwise requires, the terms “Company,” “Heritage,” “we,” “us,” and “our” refer to Heritage Distilling Holding Company, Inc. and our subsidiaries. We have registered our name, our logo, and a number of our trademarks, including Stiefel’s Select®, Tribal Beverage Network®, TBN®, Cocoa Bomb®, Cask Club®, Elk Rider®, My Batch®, and Thinking Tree Spirits®, in the United States. Other service marks, trademarks, and trade names referred to in this prospectus are the property of their respective owners. Except as set forth above and solely for convenience, the trademarks and trade names in this prospectus are referred to without the ®, ©, and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our securities. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto contained in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “we,” “us,” “our,” “our company,” or similar terminology refer to Heritage Distilling Holding Company, Inc. and its subsidiaries.

Our Company

Overview

We are a craft distillery producing, marketing and selling a diverse line of award-winning craft spirits, including whiskeys, vodkas, gins, rums, and “ready-to-drink” canned cocktails. We recognize that taste and innovation are key criteria for consumer choices in spirits and innovate new products for trial in our company-owned distilleries and tasting rooms. We have developed differentiated products that are responsive to consumer desires for rewarding and novel taste experiences.

Early in 2025, we determined to implement a procedure to accept cryptocurrency as a payment form for our craft spirits products and developed a cash management and treasury strategy that included holding digital currency assets directly on our balance sheet. In August 2025, we modified and updated our cryptocurrency treasury reserve policy to focus our growing cryptocurrency efforts on the native cryptocurrency of the Story Network, a decentralized peer-to-peer network of computers that operate on cryptographic protocols that allows network participants to exchange tokens of value, called $IP tokens, that are created, recorded and transmitted on a public transaction ledger known as the Story Network blockchain that is intended to be optimized for the registration, licensing and enforcement of intellectual property (“IP”) rights. In connection with the adoption of our modified and updated cryptocurrency treasury reserve policy, we established as a new business segment a new validator business in which we will stake the majority of the $IP tokens in our treasury to earn a staking yield and turn our treasury into a productive asset.

A cryptocurrency validator is like a digital “notary” or “referee” in a blockchain network. Its job is to check that transactions on the network are real and follow the network rules. Validators also are randomly selected to propose a new block of transactions to be added to the blockchain. When a participant attempts a transaction, that participant is required to pay a minimum “gas” fee. A participant can opt to pay an additional fee to ensure that its transaction is added to the blockchain more quickly. These fees are denominated in the same cryptocurrency that is evidenced by the blockchain. In the case of the Story Network blockchain, these fees are denominated in $IP tokens. The validator chosen to propose a block will (when that block is successfully confirmed by the other validator nodes) receive the gas fees for all transactions in the block (known as “execution layer rewards”). In addition, the Story Network automatically issues $IP tokens as rewards to validators who successfully propose a block. We have elected to operate our own validator services rather than to “delegate” our $IP tokens to third-party validation service providers.

As a result of the recent expansion of our cryptocurrency treasury reserve policy and our decision to establish a new validator business, we now report our business in two segments:

•        IP Management Infrastructure:    this segment executes and manages our treasury policy, operates our validators and operates infrastructure to allow IP owners to manage, track and monetize their IP through the $IP token and the Story ecosystem; and

•        Craft Spirits:    this segment executes and manages our craft distillery business, including producing, marketing and selling our lines of award-winning craft spirits and the development of our Tribal Beverage Network.

Our Cryptocurrency Business

As discussed above, in August 2025, we modified and updated our cryptocurrency treasury reserve policy to focus our growing cryptocurrency efforts on the Story Network, a decentralized layer 1 blockchain that allows network participants to register, license and enforce IP assets, using the native utility token of the Story Network, the $IP token. This was a shift from our prior treasury reserve policy when we held excess cash primarily in FDIC-insured interest-bearing accounts. The impetus to adopt this strategy resulted from our desire to obtain the highest yield on excess cash. Under this approach, our digital asset treasury policy now focuses primarily on holding $IP tokens. Our approach involves applying a public-market treasury model to an asset that we believe is earlier in its lifecycle with respect to both development and usage, as well as institutional adoption, compared to other, more established cryptocurrencies, such as Bitcoin or Solana. The Digital Assets Committee of our Board, which manages our treasury reserve policy, will focus efforts and attention on this digital asset strategy and a significant portion of our balance sheet will be allocated to holding $IP tokens in our digital asset treasury. At October 13, 2025, approximately 99% of our digital asset reserves consisted of $IP tokens, with the remainder of such assets held in USDC. We do not intend to dedicate any of our treasury-allocated capital to other digital assets outside of those in the Story ecosystem.

Our treasury strategy is intended to bring value to our stockholders in the following ways:

•        We currently operate a validator node on the Story Network, which is used to stake our own $IP tokens. Third parties can also delegate $IP tokens to our validator node. In a proof-of-stake network, such as the Story Network, validators earn incremental tokens from their efforts in securing the network and validating transactions, and typically earn commissions from third parties who elect to delegate their tokens to validator operators. Any incremental $IP tokens we earn in our validator operations will be treated as revenue for us under U.S. generally accepted accounting principles (“GAAP”) and will provide us an additional source of liquidity.

•        We plan to strategically and opportunistically engage in capital markets issuances, which may include the issuance of equity, convertible debt or other securities — where we may raise capital in an accretive fashion for the benefit of our stockholders to purchase and hold additional $IP tokens.

•        We expect to stake the majority of the $IP tokens in our treasury to earn a staking yield and turn our treasury into a productive asset. At October 13, 2025, we were staking approximately 81.8% of the $IP tokens in our treasury, and, unless we need to sell $IP tokens to cover operating expenses, we generally intend to maintain a similar percentage of staked $IP tokens going forward. We do not currently hedge our $IP tokens and do not have plans to hedge our $IP tokens or otherwise to engage in decentralized finance activities at this time, and any future hedging or decentralized finance activities would be subject to approval by the Digital Assets Committee of our Board and, if material in amount or scope, will be publicly disclosed.

•        In September 2025, the Digital Assets Committee of our Board approved our sale of covered call options using less than 2% of the total amount of $IP tokens we own. We expect to sell call options that can be exercised if the price of the $IP token in the market reaches a price that is 25% above the token price at the time the option is sold. In this way, we believe we earn yield while still owning the $IP tokens underlying such options until such time as the price of the $IP token in the open market reaches the call threshold.

•        We may strategically purchase additional $IP tokens from time to time, including through over-the-counter transactions and strategic partnerships, which could provide gains for our stockholders.

•        We may sell our $IP token holdings, whether on the open market, through block trades or in other negotiated transactions, for various reasons and at various times, which may include for the repurchase of shares of our common stock when our Board believes such repurchases will result in the creation of accretive value for our stockholders and at such times when it is legally permissible to do so. We may also sell unlocked $IP tokens or $IP tokens earned from our validating efforts in the market under certain market conditions to build cash reserves, to grow or launch new products or services, or to cover ongoing expenses.

There can be no assurance, however, that the value of $IP tokens will increase, and investors should carefully consider the risks associated with digital assets. See “Risk Factors — Risks Related to Our Cryptocurrency Treasury Reserve Strategy and $IP Tokens” for additional information.

Our Spirits Business

We compete in the craft spirits segment, which is the most rapidly-growing segment of the overall $288 billion spirits market. According to the American Craft Spirits Association, a craft distillery is defined generally as a distillery that produces fewer than 750,000 gallons annually and holds an ownership interest of 51% or more of a distilled spirits plant that is licensed by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury. According to the Craft Spirits Global Market Report 2023 of Grand View Research, the craft spirits segment had revenues of in excess of $21.4 billion in 2023 and was estimated to grow at a compound annual growth rate (“CAGR”) of 29.4% between 2024 and 2030. We believe we are well positioned to grow in excess of the growth rate of the market by increasing our marketing efforts, increasing the size of our sales teams and broadening our wholesale distribution.

Out of the more than 2,600 craft producers in North America, we have been recognized with more awards for our products from the American Distilling Institute, the leading independent spirits association in the U.S., than any other North American craft distiller for each of the last ten years, plus numerous other Best of Class, Double Gold and Gold medals from multiple national and international spirits competitions. We are one of the largest craft spirits producers on the West Coast based on revenues and are developing a national reach in the U.S. through traditional sales channels (wholesale, on-premises and e-commerce) and our unique and recently-developed Tribal Beverage Network (“TBN”) sales channel. Based upon our revenues and our continued track record of winning industry awards in an increasingly competitive environment, we believe we are one of the leading craft spirits producers in the United States.

We sell our products through wholesale distribution, directly to consumers through our five distilleries and tasting rooms we own and operate in Washington and Oregon and by shipping directly to consumers online where legal. Currently, we sell products primarily in the Pacific Northwest with limited distribution in other states throughout the U.S. In addition, in collaboration with Native American tribes, we have recently developed a new sales, manufacturing and distribution channel on tribal lands that we expect will increase and broaden the recognition of our brand as that network expands nationally.

Our growth strategy is based on three primary areas. First, we are focused on growing our direct-to-consumer (“DtC”) sales by shipping to legal purchasers to their homes where allowed. We currently use a three-tier compliant, third-party platform to conduct these sales and deliveries in 46 states in which approximately 96.8% of the U.S. population reside. This allows us to develop a relationship directly with the consumer through higher-margin sales while collecting valuable data about our best performing products. We can then use this data to target the consumer based on location, age, key demographics and product types. With the data collected, we can also retarget and resell to these customers, thereby generating more revenue. Our board of directors recently adopted our cryptocurrency treasury reserve policy, which could lead to our eventual acceptance of cryptocurrencies as a form of payment from customers purchasing our products online and includes other matters dealing with our handling of cryptocurrencies. We believe this could expand the number of customers who may be interested in buying our products.

Our DtC sales also support our second growth area, which entails growing our wholesale volume with our distributors through key national accounts both on-premises and off-premises. By building brand recognition for key products in selected regions or states through DtC sales, we can better support the wholesale launch, marketing and product pull-through of those products in partnership with wholesalers in those targeted states. While DtC sales result in singular high-margin sales, growing volume through wholesale distribution is the most efficient way to drive large-scale growth across retail chains.

Third, we are focused on expanded growth of our collaboration with Native American tribes through the TBN model we created. In concert with tribal partners, this sales channel includes Heritage-branded micro production hubs, Heritage-branded stores and tasting rooms and the sale of our products and new tribally-branded products. In the typical TBN collaboration, the tribes will own these businesses and we will receive a royalty on gross sales through licenses we grant to use our brands, products, recipes, programs, IP, new product development, on-going compliance support and the other support we provide. The TBN is expected to form a network of regional production hubs that will support product trials and sampling, and will generate sales of finished, intermediate and bulk spirits depending on location, equipment and market. Importantly, because these premium spirits will be produced locally, we believe the TBN will promote the positioning of our brands as local and regional. We expect that, as the brands grow and the TBN footprint expands, there will be an important synergy with increased adoption and growth through our wholesale channels in the regions where the TBN locations are driving trial and awareness. Similarly, as demand for our products grow through our wholesale channels, there should be a positive effect on the demand for our products through the tribal distilleries.

Recent Developments

The Equity Line of Credit.    On January 23, 2025, we entered into a Securities Purchase Agreement dated as of January 23, 2025 (the “ELOC Purchase Agreement”) between our company and C/M Capital Master Fund LP, a Delaware limited partnership (the “ELOC Investor”) establishing a committed equity facility (the “Facility” or “Equity Line of Credit”). Pursuant to and subject to the conditions set forth in the ELOC Purchase Agreement, we have the right from time to time at our option to direct the ELOC Investor to purchase shares of our common stock (the “ELOC Shares”) up to the lesser of (i) a maximum aggregate purchase price of $15,000,000 (the “Maximum Commitment Amount”), and (ii) the Exchange Cap (as defined in the ELOC Purchase Agreement), subject to certain limitations and conditions set forth in the ELOC Purchase Agreement. Sales of the ELOC Shares to the ELOC Investor under the ELOC Purchase Agreement, and the timing of any sales, will be determined by us from time to time in our sole discretion and will depend on a variety of factors, including, among others, market conditions, the trading price of our shares and determinations by us regarding the use of proceeds from any sale of such ELOC Shares. The net proceeds from any sales under the Facility will depend on the frequency with, and prices at, which the ELOC Shares are sold to the ELOC Investor.

Pursuant to the ELOC Purchase Agreement, we sold to the ELOC Investor for an aggregate purchase price of $1,000,000 an aggregate of 100,000 shares of our Series B Preferred Stock, of which 50,000 shares were sold on January 23, 2025 in connection with the execution of the ELOC Purchase Agreement and 50,000 shares were sold on February 5, 2025. Each such share of Series B Preferred Stock had a purchase price of $10.00 per share with a stated value of $12.00 per share and required the payment of dividends at the rate of 15% per annum of the stated value (or $1.80 per share). Any time following the six month anniversary of the day on which such Series B Preferred Stock was sold, such Series B Preferred Stock was convertible by the ELOC Investor into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the stated value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then-applicable conversion price, provided that we and the ELOC Investor entered into a letter agreement dated January 23, 2025 under which the ELOC Investor agreed that it would not convert shares of Series B Preferred Stock for a number of shares of common stock that would give it and its affiliates beneficial ownership of an amount of common stock greater than 1% of the total outstanding common stock after giving effect to such conversion. The conversion price of the Series B Preferred Stock issued to the ELOC Investor was originally $1.10 per share, subject to adjustment, which was subsequently adjusted to $0.4736 per share based on the price per share at which we subsequently sold shares of our common stock. The Series B Preferred Stock was subject to redemption by us at our option at any time, but subject to any restrictions on such redemption in our credit facilities, at a redemption price equal to the stated value of the Series B Preferred Stock to be redeemed plus any accrued but unpaid dividends thereon. In addition to the Series B Preferred Stock sold to the ELOC Investor pursuant to the ELOC Purchase Agreement, in April 2025, the ELOC Investor purchased 15,000 shares of Series B Preferred Stock for $150,000, with a conversion price of $0.61 per share, which was subsequently adjusted to $0.4736 per share. All of the shares of Series B Preferred Stock acquired by the ELOC Investor to date have been converted to common stock.

In accordance with our obligations under the ELOC Purchase Agreement and the Registration Rights Agreement, dated as of January 23, 2025, between our company and the ELOC Investor (the “ELOC Registration Rights Agreement”), we have filed registration statements under the Securities Act to register the resale by the ELOC Investor of up to 15,000,000 of the ELOC Shares that we may elect, in our sole discretion, to issue and sell to the ELOC Investor, from time to time under the ELOC Purchase Agreement. Unless earlier terminated, the ELOC Purchase Agreement will remain in effect until the earlier of: (i) the expiry of the 36-month period commencing on the Commencement Date (as defined in the ELOC Purchase Agreement), (ii) the date on which the ELOC Investor has purchased the Maximum Commitment Amount (the “Commitment Period”), or (iii) an earlier date mutually agreed upon by both us and the ELOC Investor in the future.

Under the terms of the ELOC Purchase Agreement, the ELOC Investor may not purchase any ELOC Shares under the ELOC Purchase Agreement if such shares, when aggregated with all other shares then beneficially owned by the ELOC Investor and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule13d-3 promulgated thereunder) would result in the ELOC Investor beneficially owning shares in excess of 4.99% of the number of our shares outstanding immediately after giving effect to the issuance of shares issuable pursuant to any notice we provide to the ELOC Investor requesting the purchase of such shares.

Through October 13, 2025, we had sold an aggregate of 11,962,810 shares of common stock to the ELOC Investor under the ELOC Purchase Agreement for which we received aggregate gross proceeds in the amount of $4,817,235.

Private Placement of Additional Shares of Series B Preferred Stock.    Including the shares of Series B Preferred Stock sold to the ELOC Investor under the ELOC Purchase Agreement as discussed above, between January 23, 2025 and July 7, 2025, we sold in a private placement to 15 accredited investors an aggregate of 756,854 shares of Series B Preferred Stock, with certain investors receiving warrants to purchase an aggregate of 852,399 shares of common stock for $0.01 per share. We received aggregate gross proceeds of $7,568,557 from the sale of Series B Preferred Stock, of which: $2,916,810 for 291,681 shares of Series B Preferred Stock was from cash investors; $4,092,567 for 409,256 shares of Series B Preferred Stock was from the exchange of 284,140 shares of Series A Preferred Stock and related warrants to purchase 116,263 shares of common stock at $4.00 per share; $392,000 (for 39,200 shares of Series B Preferred Stock with an adjusted conversion price of $0.4736 per share of common stock) was from the exchange of prepaid warrants to purchase 700,000 shares of common stock at a VWAP of $0.56 per prepaid warrant; and $167,180 (for 16,717 shares of Series B Preferred Stock with a conversion price of $0.51 per share of common stock) was from the exchange of prepaid warrants to purchase 327,868 shares of common stock at a VWAP of $0.56 per prepaid warrant. The 756,854 shares of Series B Preferred Stock had conversion prices ranging from $0.4736 per share to $1.12 per share and a weighted average conversion price of $0.4788 per share.

In connection with the closing of our offering of Pre-Funded Warrants discussed below, we entered into exchange agreements with all but two holders of our Series B Preferred Stock pursuant to which we exchanged 629,873 shares of Series B Preferred Stock that were convertible into 17,897,336 shares of common stock for (i) 894,856 shares of common stock; (ii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 8,948,676 shares of common stock at the earlier of (a) the date on which the public market price of our common stock closes at $1.50 per share or higher during a regular trading day or (b) the three-month anniversary of the warrant issuance date; and (iii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 8,053,804 shares of common stock at the earlier of (a) the date on which the public market price of our common stock closes at $2.00 per share or higher during a regular trading day or (b) the six-month anniversary of the warrant issuance date. No shares of Series B Preferred Stock are currently outstanding.

The purchasers of our Series B Preferred Stock are included among the Selling Stockholders included in this prospectus and we have registered under the registration statement of which this prospectus forms a part the 881,541 outstanding shares of common stock we issued upon the exchange of shares of Series B Preferred Stock and the 16,749,486 shares of common stock that are issuable upon the exercise of certain outstanding warrants we issued in connection with the exchange of shares of Series B Preferred Stock.

Private Placement of Pre-Funded Warrants.    On August 15, 2025, we sold in a private placement to institutional and accredited investors pre-funded warrants (the “Pre-Funded Warrants”) to purchase an aggregate of 370,378,890 shares of common stock at a purchase price of $0.6042 per Pre-Funded Warrant, for an aggregate purchase price of $223.8 million, before deducting placement agent fees and other offering expenses. Included among the purchasers in the offering were Story Foundation, which purchased Pre-Funded Warrants to purchase 107,781,820 shares of common stock; Justin Stiefel, our Chairman and Chief Executive Officer, who purchased Pre-Funded Warrants to purchase 3,309,615 shares of common stock; and Andrew Varga, a director of our company, who purchased Pre-Funded Warrants to purchase 300,000 shares of common stock.

Of the total $223.8 million purchase price for the Pre-Funded Warrants, $35.5 million was paid in cash, $59.5 million was paid in the cryptocurrency stablecoin commonly referred to as USDC (“USDC”), based on a purchase price of $1.00 per USDC, and $128.8 million was paid in $IP tokens, which were valued for purposes of such offering at (i) $5.2413 (representing a 20% discount from the closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of the Story Core Contributors (as defined in the subscription agreements for the offering), (ii) $3.40 (representing an approximately 48% discount from the closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of Story Foundation, or (iii) $6.5516 (the reported closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of all other purchasers.

The Pre-Funded Warrants issued in the offering were originally exercisable to purchase an aggregate of 370,378,890 shares of common stock (the “Pre-Funded Warrant Shares”) at an exercise price of $0.0001 per share. Following receipt of the approval by our stockholders of the issuance of the Pre-Funded Warrants and Pre-Funded Warrant Shares upon exercise thereof, on September 18, 2025, Pre-Funded Warrants to purchase an aggregate of 143,616,678 Pre-Funded Warrant Shares were exercised to acquire such shares. The remaining 226,762,212 Pre-Funded Warrants outstanding are exercisable in cash or by means of a cashless exercise and will not expire until the date the Pre-Funded Warrants are fully exercised. The exercise price of the Pre-Funded Warrants is subject to adjustment for stock dividends, stock splits, recapitalizations and the like. A holder (together with its affiliates) may not exercise any portion of a Pre-Funded Warrant to the extent that the holder would own more than 4.99% of our outstanding common stock immediately after exercise (the “Beneficial Ownership Limitation”), except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Pre-Funded Warrants up to 19.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. As a result of the approval of the offering of Pre-Funded Warrants by our stockholders on September 18, 2025, a holder of Pre-Funded Warrants may now request the permanent suspension of the Beneficial Ownership Limitation from such holder’s Pre-Funded Warrants.

We received net cash proceeds (inclusive of proceeds paid in USDC) of $95.0 million from the offering of Pre-Funded Warrants and used (i) approximately $80.0 million of such net proceeds to purchase $IP tokens from Story Foundation at a price per $IP token of $3.40, and (ii) approximately $7.0 million of such net proceeds for the repayment of indebtedness. We used the remaining net proceeds for the payment of outstanding trade payables, working capital and general corporate purposes, and for the establishment of our cryptocurrency treasury operations to the extent consistent with our investment policy as amended or otherwise modified from time to time.

In anticipation of the offering of Pre-Funded Warrants, between June 19, 2025 and August 10, 2025, we entered into advisory and implementation agreements (the “Advisory Agreements”) with Open World, Inc. and certain of its management and affiliates, S.Y. Lee, the founder and chief executive officer of PIP Labs, the original creator of Story, and certain other advisors to our company (collectively, the “Advisors”), pursuant to which the Advisors will provide to us certain consulting, strategy and business development services related to our establishment of a treasury function in certain non-security cryptocurrencies, including $IP tokens. Pursuant to the Advisory Agreements, in consideration for the advisory services of the Advisors, we issued to certain Advisors an aggregate of 6,477,092 shares of common stock, warrants (the “Advisory Warrants”) to purchase up to an aggregate of 17,500,000 shares of common stock for a purchase price of $0.01 per share, with each Advisory Warrant subject to vesting, forfeiture and such other terms as are set forth therein, and restricted stock units that, upon vesting, will settle into an aggregate of 2,500,000 shares of common stock.

For additional information about our offering of Pre-Funded Warrants, see “Issuance of Securities to Selling Stockholders — Offering of Pre-Funded Warrants” commencing on page 65.

Risks Associated with Our Business

Our ability to execute our business strategy is subject to numerous risks, as more fully described in the section captioned “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. Risks associated with our business include, but are not limited to, the following:

•        Our operating history and evolving business make it difficult to evaluate our prospects and risks.

•        We have a history of losses and may not achieve or maintain profitability in the future.

•        Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our $IP token holdings. Moreover, our quarterly operating results, revenues, and expenses may fluctuate significantly, which could have an adverse effect on the market price of our common stock.

•        Actions related to cryptocurrencies, including but not limited to, accepting, accumulating or acquiring $IP or other cryptocurrencies, and risks associated with their volatility, stability, price, utilization, adoption, recognition, regulation, taxation, storage, handling and security of transacting, holding or using such cryptocurrencies in our business, could impact our financial condition, liquidity and profitability.

•        The price of $IP tokens has been highly volatile and such volatility may adversely affect our results of operations and stock price.

•        $IP tokens and other digital assets are novel assets and are subject to significant legal, commercial, tax, regulatory and technical uncertainty, which could materially adversely affect our financial position, operations and prospects.

•        In connection with our focus on $IP tokens, we expect to interact with various smart contracts deployed on the Story Network, which may expose us to risks and technical vulnerabilities.

•         There is a possibility that $IP tokens may be classified as a “security,” which would subject us to additional regulation and could materially impact the operations of our treasury strategy and our business.

•        We face risks relating to the custody of our digital assets, including the loss or destruction of private keys required to access our digital assets and cyberattacks or other data loss relating to our digital assets, including smart contract related losses and vulnerabilities.

•        We could be materially adversely affected by health concerns such as, or similar to, the COVID-19 pandemic, food-borne illnesses, and negative publicity regarding food quality, illness, injury or other health concerns.

•        We face experienced and well capitalized competition and could lose market share to these competitors.

•        We could fail to attract, retain, motivate or integrate our personnel.

•        We may not be able to maintain and continue developing our reputation and brand recognition.

•        We could fail to maintain our company culture as we grow, which could negatively affect our business.

•        Our growth strategy will subject us to additional costs, compliance requirements, and risks.

•        We could fail to effectively manage our growth and optimize our organizational structure.

•        There may be uncertainties with respect to the legal systems in the jurisdictions in which we operate.

•        As we expand our product offerings, we may become subject to additional laws and regulations.

•        We may be subject to claims, lawsuits, government investigations, and other proceedings.

•        Our failure to protect or enforce our intellectual property rights could harm our business.

•        Claims by others that we infringed their intellectual property rights could harm our business.

•        Changes in laws relating to privacy and data protection could adversely affect our business.

•        We are subject to changing laws regarding regulatory matters, corporate governance, and public disclosure that could adversely affect our business or operations.

•        We could lose momentum with our TBN efforts, or fail to secure substantial numbers of new agreements, or fail to maintain the agreements we already have. As it relates to TBN, we could also see a degradation of our brand if we cannot ensure product quality and consistency throughout all locations.

•        Our failure to maintain an effective system of internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

•        being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•        an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•        reduced disclosure about executive compensation arrangements in our periodic reports, registration statements, and proxy statements; and

•        exemptions from the requirements to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are not choosing to “opt out” of this provision. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the completion of our November 2024 initial public offering, (ii) the first fiscal year after our annual gross revenues exceed $1.235 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Our Corporate Information

We were incorporated in the State of Delaware on April 25, 2019. Heritage Distilling Company, Inc. (“HDC”) was incorporated in the State of Washington on July 19, 2011 to own and operate a network of craft distilleries for the purpose of creating products and services around craft distilling, blending, bottling and marketing premium distilled spirits. HDC’s first distillery began production in late 2012 in Gig Harbor, Washington. On March 4, 2019, as part of a corporate restructuring, HDC became our wholly-owned subsidiary.

In September 2025, in connection with the amendment to our cryptocurrency treasury reserve policy, we formed IP Strategy, LLC (“IP Strategy Sub”) in the State of Nevada to conduct our $IP token staking business and we filed in Delaware to do business under the name IP Strategy. We have since started to brand our company as IP Strategy while maintaining Heritage Distilling Holding Company, Inc. as our registered corporate name. On September 22, 2025, we also changed our common stock ticker symbol on the Nasdaq stock market from CASK to IPST.

As a result of such restructuring, we are now a holding company and IP Strategy Sub, HDC and Thinking Tree Spirits are our operating subsidiaries through which all of our business is conducted. Our principal executive offices are located at 9668 Bujacich Road, Gig Harbor, Washington 98332, and our telephone number is (253) 509-0008. Our website address is www.HeritageDistilling.com. Information on our website is not part of this prospectus.

About This Offering

Common stock outstanding prior to this offering	183,483,092 shares.
Shares of common stock offered by the Selling Stockholders

Up to 421,857,485 shares of common stock, including (i) 152,498,518 outstanding shares of common stock, (ii) 266,858,967 shares of common stock issuable upon the exercise of outstanding warrants held by certain of the Selling Stockholders, including 266,846,807 shares issuable upon the exercise of warrants with an exercise price of $0.01 or less, and (iii) 2,500,000 shares of common stock issuable upon the vesting and settlement of restricted stock units held by certain of the Selling Stockholders.

Common stock to be outstanding after this offering	452,842,059 shares, assuming the issuance of common stock to be sold hereunder upon the exercise of warrants and the vesting and settlement of restricted stock units held by the Selling Stockholders.
Use of proceeds

We are not selling any common stock under this prospectus and will not receive any proceeds from the sale or other disposition of shares by the Selling Stockholders. We will, however, receive the net proceeds of any warrants exercised for cash.

Terms of this offering

The Selling Stockholders, including their respective transferees, donees, pledgees, assignees, and successors-in-interest, may sell, transfer, or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Nasdaq symbol	Our common stock is listed on the Nasdaq Capital Market under the symbol “IPST.”
Risk Factors

Investing in our securities involves significant risks. Before making a decision whether to invest in our securities, please read the information under the heading “Risk Factors” in this prospectus and under similar headings in other documents filed after the date hereof that supplement this prospectus. See “Where You Can Find More Information.”

Shares of our common stock to be outstanding upon completion of this offering are based on 183,483,092 shares of our common stock outstanding as of October 13, 2025, assumes the issuance of the shares of common stock to be sold by the Selling Stockholders hereunder upon the exercise of warrants and the vesting and settlement of restricted stock units held by the Selling Stockholders, and excludes:

•        Up to 991,667 shares of common stock issuable upon the exercise of warrants with an exercise price of $6.00 per share that are exercisable at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock and that expire between August 2028 and August 2029;

•        2,413 shares of common stock issuable upon the exercise of outstanding stock options issued under our 2019 Equity Incentive Plan with an exercise price of $157.89 per share that expire between December 2025 and September 2026;

•        Up to 625,446 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the volume weighted average price per share (“VWAP”) of our common stock over a 10-trading-day period reaches $8.00 per share, provided the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised, and that will expire on November 25, 2026;

•        Up to 1,250,892 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the VWAP of our common stock over a 10-trading-day period reaches $12.00 per share, provided the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised, and that will expire on May 25, 2027;

•        Up to 1,563,615 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the VWAP of our common stock over a 10-trading-day period reaches $20.00 per share, provided the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised, and that will expire on November 25, 2029;

•        Up to 884,159 shares of common stock issuable upon the exercise of warrants when the VWAP of our common stock over a 10-trading-day period reaches $8.00 per share, provided the warrant holder continuously holds the shares such holder acquired after May 31, 2023 through the date the warrant is exercised, and that will expire on April 1, 2028;

•        Up to 129,998 shares of common stock issuable upon the exercise of warrants with an exercise price of $4.00 per share that are exercisable at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock and that expire in June 2029;

•        Up to 749,962 shares of common stock issuable upon the exercise of warrants with an exercise price of $0.01 per share that are exercisable at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock;

•        Up to 84,377 shares of common stock issuable upon the exercise of warrants with an exercise price of $4.00 per share that expire in November 2029; and

•        Up to 835,709 shares of common stock issuable upon conversion of our outstanding shares of Series A Preferred Stock (including any bonuses and dividends accrued through October 13, 2025), which shares are convertible at any time unless such conversion would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock.

Except as otherwise noted, all information in this prospectus:

•        gives effect to the 0.57-for-one reverse stock split of our outstanding shares of common stock that occurred on May 14, 2024; and

•        assumes no exercise of the outstanding options and warrants described above.

Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, including our financial statements, the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our securities. The occurrence of any of the following risks could have a material and adverse effect on our business, reputation, financial condition, results of operations and future growth prospects, as well as our ability to accomplish our strategic objectives. As a result, the trading price of our securities could decline, and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and stock price.

Risks Related to Our Financial Position and Capital Needs

We have a history of losses, anticipate increasing our operating expenses in the future and may not achieve or maintain profitability in the future.

We have a history of operating losses, including operating losses of $6,648,961, $2,297,693, $14,918,810 and $11,264,559 for the six months ended June 30, 2025 and 2024 and the years ended December 31, 2024 and 2023, respectively, and have incurred net losses in each prior year since our inception other than in 2021, the year in which we sold a controlling interest in our B S B — B rown S ugar B ourbon (“Flavored Bourbon”) brand. We had an accumulated deficit of $84,462,143 and total stockholders’ deficit of $2,886,599 at June 30, 2025 (after taking into account all convertible note conversions and the recognition of the associated fair value changes), and there can be no assurance if or when we will produce sufficient revenue from our operations to support our costs. We must generate and sustain higher revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our profitability. We expect to continue to incur losses for the foreseeable future as we expend substantial financial and other resources on, among other things:

•        sales and marketing, including expanding our direct sales organization and marketing programs, particularly for larger customers and for expanding our Tribal Beverage Network efforts;

•        investments in our distillation and production team, and the development of new formulations and enhancements of our existing brands;

•        expansion of our ready-to-drink canned cocktails into national distribution;

•        hiring additional personnel to add to our production teams if we can successfully increase our wholesale sales; and

•        general administration, including legal, accounting and other expenses related to being a public company.

These expenditures may not result in additional revenue or the growth of our business. Accordingly, we may not be able to generate sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, the market price of our common stock could decline.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our $IP token holdings. Moreover, our quarterly operating results, revenues, and expenses may fluctuate significantly, which could have an adverse effect on the market price of our common stock.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of $IP tokens.

The price of $IP tokens is subject to dramatic price fluctuations and is highly volatile. For example, from February 13, 2025 (the date $IP tokens first became available on digital asset trading platforms) through October 13, 2025, the price of $IP tokens, as reported by Coinbase.com, ranged from a low of $1.246 to a high of $14.933. We determine the fair value of our $IP tokens based on prices reported by Coinbase.com, and pursuant to Accounting Standards Update No. 2023-08 (“ASU 2023-08”), we are required to measure our $IP token holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our $IP tokens in net income each reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our common stock. Conversely, any sale of $IP tokens at prices above our carrying value for such assets creates a gain for financial reporting purposes even if we would otherwise incur an economic or tax loss with respect to such transaction, which also may result in significant volatility in our reported earnings.

Because we intend to purchase additional $IP tokens in future periods and increase our overall holdings of $IP tokens, we expect that the proportion of our total assets represented by our $IP token holdings will increase in the future. As a result, volatility in our earnings may be significantly more than what we experienced in prior periods.

For many reasons, including those described below, our operating results, revenues, and expenses may vary significantly in the future from quarter to quarter. These fluctuations could have an adverse effect on the market price of our listed securities.

Our quarterly operating results may fluctuate, in part, as a result of:

•        fluctuations in the price of $IP tokens, of which we have significant holdings and with respect to which we expect to continue to make significant future purchases, and potential fair value changes associated therewith;

•        any sales by us of our $IP tokens at prices above or below their carrying value, which would result in our recording gains or losses upon sale of our $IP tokens;

•        the incurrence of tax liabilities on future unrealized gains on our $IP tokens pursuant to ASU 2023-08;

•        regulatory, commercial, and technical developments related to $IP tokens or the Story blockchain, or digital assets more generally;

•        the impact of war, terrorism, infectious diseases (such as COVID-19), natural disasters and other global events, and government responses to such events, on the global economy and the market for and price of $IP tokens;

•        our profitability and expectations for future profitability; and

•        increases or decreases in our unrecognized tax benefits.

We base our operating expense budgets on expected revenue trends and strategic objectives. Many of our expenses, such as office leases and certain personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any unexpected shortfall in our cash flow. Accordingly, we may be required to take actions to pay expenses, such as selling $IP tokens or using proceeds from equity or debt financings, some of which could cause significant variation in operating results in any quarter.

Based on the above factors, we believe quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the market price of our common stock may fall.

Sustained or increasing inflation could adversely impact our operations and our financial condition.

The inflation rate could remain high or increase in the foreseeable future. This could put cost pressure on our company faster than we can raise prices on our products. In such cases, we could lose money on products, or our margins or profits could decline. In other cases, consumers may choose to forgo making purchases that they do not deem to be essential, thereby impacting our growth plans. Likewise, labor pressures could continue to increase as employees become increasingly focused on their own standard of living, putting upward labor costs on our company before we have achieved some or all of our growth plans. Our management continues to focus on cost containment and is monitoring the risks associated with inflation and will continue to do so for the foreseeable future. However, sustained or increasing inflation could adversely impact our operations, results of operations and financial condition.

Small Business Association (“SBA”) Paycheck Protection Program (“PPP”) loan repayment risk and timing.

In April 2022, we were advised we may have received a PPP loan over the amount we were qualified for in Round 1 of that program, and in April 2023, we received a similar notification for our Round 2 PPP loan. Those loans were part of the federal government’s relief package in response to the COVID-19 pandemic. The SBA had forgiven both loans as we had followed all rules associated with the use of proceeds under that program. It is possible that the SBA may determine that we must repay some of the amounts we received as PPP loans. If a demand is made by the SBA for some repayment, it is unclear at this time what the payment term length would be for such repayment and there is a risk that the SBA may require immediate payment or payment on a timeline that is shorter than we anticipate. Any demand for repayment could reduce our working capital and available cash in a way that adversely impacts on our ability to execute our business and operating plans. If the SBA demands that we repay any amounts owed more than the amount of our available cash, it could force us to raise new capital under less than favorable terms that could be dilutive to stockholders, or to take on debt that could have higher borrowing costs. As of June 30, 2025, the total exposure for these two loans was $2,269,456, plus accrued interest of $112,851.

Certain sales under our equity line of credit may adversely affect our business, market perception and stock price.

Certain sales of our common stock under our equity line of credit could adversely impact our company. On January 23, 2025, we entered into the ELOC Purchase Agreement with the ELOC Investor pursuant to which we, subject to the restrictions and satisfaction of the conditions in the ELOC Purchase Agreement, have the right, but not the obligation, to sell to the ELOC Investor, and the ELOC Investor is obligated to purchase, up to $15.0 million of newly-issued shares of our common stock. On July 21, 2025, we and our placement agents commenced the confidential marketing of our common stock and the Pre-Funded Warrants to a limited number of institutional accredited investors and qualified institutional buyers. Between July 21, 2025 and July 30, 2025, while such confidential marketing was in process and continuing, we sold to the ELOC Investor an aggregate of 8,550,537 shares of common stock pursuant to the ELOC Purchase Agreement for aggregate gross proceeds of approximately $3,396,161, at prices ranging from $0.32 to $0.45 per share. We ceased selling shares of common stock under the ELOC Purchase Agreement on July 30, 2025, and no further sales have occurred under the ELOC Purchase Agreement since that date. After giving effect to the sales of common stock under the ELOC Purchase Agreement through July 30, 2025, we had 23,623,852 shares of common stock issued and outstanding on such date. While we believe we acted in good faith and in compliance with applicable laws and regulations in making such sales, it is possible that regulatory authorities or other parties could assert that material non-public information may have existed at the time of such sales. If such claims were made or are proven to be successful, such sales of common stock could result in regulatory inquiries, civil investigations, cease-and-desist orders, other potential administrative actions or private litigation brought by investors or damages resulting from such private actions. While we would vigorously defend our company in any such matters, responding to or resolving such actions could involve costs, divert management resources, and potentially impact our business, market perception and stock price.

We could be materially adversely affected by health concerns such as, or similar to, the COVID-19 pandemic, food-borne illnesses, and negative publicity regarding food quality, illness, injury or other health concerns.

The United States and other countries have experienced, or may experience in the future, outbreaks of viruses, such as the current outbreak of the COVID-19 pandemic, norovirus, Avian Flu or “SARS,” or H1N1. If a virus is transmitted by human contact, our employees or customers may become infected, or may choose, or be advised, to avoid gathering in public places, any of which may adversely affect the customer traffic of our tasting rooms and our ability to adequately staff our tasting rooms, receive deliveries on a timely basis or perform functions at the corporate level. We also may be adversely affected if jurisdictions in which we, or the tribes in our TBN, have distilleries or tasting rooms impose mandatory closures, seek voluntary closures or impose restrictions on operations. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or significant health risk may adversely affect our business.

A health pandemic (such as the COVID-19 pandemic) is a disease outbreak that spreads rapidly and widely by infection and affects many individuals in an area or population at the same time. Our tasting rooms are places where people can gather for human connection. Customers might avoid public gathering places in the event of a health pandemic, and local, regional or national governments might limit or ban public gatherings to halt or delay the spread of disease. The impact of a health pandemic on us might be disproportionately greater than on other food service locations that have lower customer traffic and that depend less on the gathering of people.

In addition, we cannot guarantee that our operational controls and employee training will be effective in preventing food-borne illnesses, food tampering and other food safety issues that may affect our tasting rooms. Food-borne illness or food tampering incidents could be caused by customers, employees or food suppliers and transporters and, therefore, could be outside of our control. Any negative publicity relating to health concerns or the perceived or specific outbreaks of food-borne illnesses, food tampering or other food safety issues attributed to one or more of our tasting rooms, or the tasting rooms of any of the tribes in our TBN, could result in a significant decrease in guest traffic in all of our tasting rooms or the tasting rooms of the tribes in our TBN, and could have a material adverse effect on our results of operations. Furthermore, similar publicity or occurrences with respect to other tasting rooms or restaurants could also decrease our guest traffic and have a similar material adverse effect on our results of operations and financial condition.

COVID-19 did not have a material impact on our operations, supply chain, liquidity or capital resources in 2023 as all state restrictions were lifted in 2022. However, future shutdowns related to additional or increased outbreaks could have a negative impact on our operations, including voluntary or mandatory temporary closures of our facilities or offices; interruptions in our supply chain, which could impact the cost or availability of raw materials; disruptions or restrictions on our ability to travel or to market and distribute our products; reduced consumer demand for our products or those of our customers due to bar and restaurant closures or reduced consumer traffic in bars, restaurants and other locations where our products or those of our customers are sold; and labor shortages. Because of our industry, we were deemed an “essential business” in the states in which we operate (Washington and Oregon), which allowed us to remain open during the COVID-19 pandemic. In the event of future shutdowns related to additional or increased outbreaks of COVID-19 or any other health crises, we expect that we would qualify for the same “essential business” designation, which would allow us to remain operational and limit the impact to our business of any such shutdowns.

Furthermore, our facilities and those of our customers and suppliers have been required to comply with additional regulations and may be required to comply with new regulations imposed by state and local governments in response to the COVID-19 pandemic, including COVID-19 safety guidance for production and manufacturing facilities. Compliance with these measures, or new measures, may cause increases in the cost, or delays or a reduction in the volume of products produced at our facilities or those of the TBN partners of suppliers. The COVID-19 outbreak has also disrupted credit markets and may continue to disrupt or negatively impact credit markets, which could adversely affect the availability and cost of capital. Such impacts could limit our ability to fund our operations and satisfy our obligations.

The extent of the impact on our business, financial condition, and results of operations from any future shutdowns is dependent on the length of time in which society, consumers, the supply chain and markets return to pre-shutdown “normal” levels of operations, if they do at all, and whether we qualify for “essential business” designation in the states in which we operate. The response to any future shutdowns may adversely impact our business, financial condition, and results of operations in one or more ways not identified to date.

Our failure to maintain an effective system of internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Our independent registered public accounting firm identified material weaknesses in our internal controls over financial reporting in connection with the preparation of our financial statements and audit as of and for the year ended December 31, 2024, which relate to a deficiency in the design and operation of our financial accounting and reporting controls. Specifically, the material weaknesses resulted from (i) a lack of segregation of duties within the financial accounting and reporting processes due to limited personnel and (ii) a lack of adequate and precise review of account reconciliations and journal entries resulting in audit adjustments. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We have begun to address and remediate such material weaknesses by hiring a Chief Financial Officer with significant accounting and public company financial reporting and compliance experience, and in the first quarter of 2025 we placed an experienced member of our finance team in the role of Controller. While we intend to implement additional measures to remediate the material weaknesses, there is no guarantee that they can be remediated in a timely fashion or at all. Our failure to correct these material weaknesses could result in inaccurate financial statements and could also impair our ability to comply with the applicable financial reporting requirements on a timely basis. While we believe we have addressed any regulatory or financial reporting issues highlighted by our auditor, such compliance issues, should they materialize or persist, could cause investors to lose confidence in our reported financial information and may result in volatility in and a decline in the market price of our securities, as well as adverse directions from federal, state and local regulatory authorities.

Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 10-K. It may take us time to develop the requisite internal control framework. Our management may conclude that our internal control over financial reporting is not effective, or the level at which our controls are documented, designed or reviewed is not adequate, and may result in our independent registered public accounting firm issuing a report that is qualified. In addition, the reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation promptly.

Risks Related to Our Cryptocurrency Treasury Reserve Strategy and $IP Tokens

In relation to our acquisition, accumulation, holding, storing, selling, transferring or otherwise using any cryptocurrencies, there is a risk that rules or regulations could change, impacting the value of any such cryptocurrencies we hold and our ability to continue to use them or how we recognize, use and value them.

As cryptocurrencies are relatively novel and the application of state and federal securities laws and other laws and regulations to cryptocurrencies are unclear in certain respects, it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of cryptocurrencies. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of cryptocurrencies or the ability of individuals or institutions such as us to own or transfer cryptocurrencies.

If cryptocurrencies are determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of cryptocurrencies and in turn adversely affect the market price of our common stock. Moreover, the risks of us engaging in a cryptocurrency treasury strategy have created, and could continue to create complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future. Additional risks include, but are not limited to, changes in how we must value any cryptocurrencies we hold, which could impact our balance sheet and income statement, or our ability to hold, use or dispose of them. In addition, new forms of taxation on the receipt, accumulation, acquisition, holding, storing, transferring, selling or otherwise using cryptocurrencies could alter, diminish or destroy the value proposition for such cryptocurrencies or how we value any cryptocurrencies we may hold at that time, which could negatively impact our balance sheet or income statement.

Declines in the broader cryptocurrency market could adversely affect the $IP token, our business and the value of our digital assets.

The market prices of cryptocurrencies, including $IP tokens and any others that we may hold or use in connection with our products and services, have historically been subject to extreme volatility. Broad declines in cryptocurrency values — whether due to regulatory developments, macroeconomic conditions, reduced adoption, security breaches, market manipulation, or other factors — could materially and adversely affect demand for our offerings, our financial condition, and the fair value of any digital assets we hold. Sustained or significant downturns in the cryptocurrency market could reduce customer activity, impair our ability to raise capital, and lead to write-downs or other non-cash charges, any of which could negatively impact our business and operating results and the trading price of our common stock.

A principal component of our cryptocurrency treasury reserve policy is the acquisition of $IP tokens, the price of which has been, and will likely continue to be, highly volatile. Our operating results and share price may significantly fluctuate due to the highly-volatile nature of the price of such digital assets and erratic market movements.

In connection with the consummation of our recent offering of Pre-Funded Warrants, we acquired over 53 million $IP tokens for the establishment of our cryptocurrency treasury operations. Digital assets generally are highly volatile assets. For example, from February 13, 2025 (the date $IP tokens first became available on digital asset trading platforms) through October 13, 2025, the price of $IP tokens, as reported by Coinbase.com, ranged from a low of $1.246 to a high of $14.933. In addition, digital assets do not pay interest or returns other than staking rewards and so the ability to generate a return on investment from the net proceeds of any financings will depend on whether there is appreciation in the value of digital assets following our purchases of digital assets with the net proceeds from such financings. We plan to treat the unlocking of tokens via staking on our validator as a form of yield for revenue purposes, consistent with GAAP. Future fluctuations in digital asset trading prices may result in our converting digital assets into cash with a value substantially below what we paid for such digital assets. If investors perceive our share price as a proxy for $IP tokens, the lack of a continuous redemption/creation arbitrage can cause persistent, material premiums or discounts to intrinsic value. While staking of $IP token held by us can generate a return, there is no guarantee a market for staking of $IP tokens will continue or expand or that the yield on such staking will remain at current levels.

We plan to engage in derivatives transactions, including for the purpose of generating yield by the sale of covered call options on our $IP tokens, and such transactions may expose us to material risks that could adversely impact our business, operating results and financial condition.

Derivatives transactions are financial contracts whose value depends on, or is derived from, the price or level of some other underlying product, asset, rate, or index, such as the value of a particular commodity. Derivatives transactions include, but are not limited to, swaps, options and futures. Derivatives transactions may be employed for different purposes, including hedging or mitigating exposure to a particular asset or risk; obtaining or creating investment exposure; and monetizing and generating yield on an existing asset or position.

As discussed above, in September 2025, the Digital Assets Committee of our Board approved our sale of covered call options using less than 2% of the total amount of $IP tokens we own. By selling such covered call options, we will be paid option premia in exchange for which the option counterparty will obtain the right, but not the obligation, to purchase a specified amount of our $IP tokens at a designated option strike price. We expect to sell call options that can be exercised if the price of the $IP token in the market reaches a price that is 25% above the $IP token price at the time the option is sold. In this way, we expect to earn yield through the receipt of option premia while retaining ownership of the $IP tokens underlying such options unless the price of the $IP token in the open market reaches the designated option strike price and the call option is exercised by the buyer. There is no guarantee that engaging in such a covered call option selling strategy will be effective to generate yield or will result in improved overall performance than if we had not engaged in such strategy. Moreover, because these covered call options will grant the option buyers the right to purchase the specified amount of $IP tokens at the designated strike price, temporary fluctuations in the market price of $IP tokens could result in us being obligated to sell $IP tokens in circumstances where our overall strategy would otherwise be to hold and not sell $IP tokens.

Derivatives transactions, including call option transactions, are complex, carry their own special risks, and may expose us to significant risk of loss. The risks generally associated with derivatives include the risk that: (1) the value of the derivative will change in a detrimental manner; (2) before purchasing a derivative, we will not have the opportunity to observe its performance under all market conditions; (3) counterparty credit risk, in that another party to the derivative (especially where the derivative is entered into on a bilateral or over-the-counter basis) may fail to comply with the terms of the derivative contract; (4) liquidity risk, in that the derivative may be difficult to purchase or sell or we may otherwise encounter difficulties exiting or closing a position; and (5) the derivative may involve leverage, such that adverse changes in the value of the underlying asset could result in a loss substantially greater than the amount invested in the derivative itself or in heightened price sensitivity to market fluctuations.

Our common stock may trade at a substantial premium or discount to the value of the $IP tokens we hold, and our stock price may be more volatile than the price of $IP tokens.

The market price of our common stock reflects many factors that do not affect the spot price of $IP tokens and may therefore diverge materially — positively or negatively — from the per-share value of our $IP token holdings (net of cash, other assets and liabilities). These factors include, among others: our corporate-level expenses; taxes; the timing, size and pricing of equity or debt financings (including at-the-market offerings, equity line financings or convertible securities), equity awards and other sources of dilution; expectations about our future purchases or sales of $IP tokens or staking activity; our liquidity and public float; differences in trading hours and market microstructure between our common stock and spot markets for $IP tokens; changes in index inclusion, analyst coverage or investor sentiment toward us as an operating company; our corporate governance, financial reporting, and any actual or perceived operational, custody, technology or regulatory risks specific to us; and broader equity-market conditions independent of crypto-asset markets. As a result, our common stock may trade at a premium or discount to the value of our $IP token holdings for extended periods, and may be more volatile than the price of $IP tokens. Accordingly, investors could lose all or a substantial part of their investment even if the market price of $IP tokens does not decline, and may not benefit commensurately from increases in the market price of $IP tokens.

$IP tokens and other digital assets are novel assets and are subject to significant legal, commercial, tax, regulatory and technical uncertainty, which could materially adversely affect our financial position, operations and prospects.

$IP tokens and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws, taxes and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators and tax authorities in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of $IP tokens or other digital assets, or the revenue derived therefrom.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of $IP tokens or the ability of individuals or institutions such as us to own or transfer $IP tokens. For example, the U.S. executive branch, the SEC, the European Union’s Markets in Crypto Assets Regulation, among others, have been active in recent years, and in the U.K., the Financial Services and Markets Act 2023, or FSMA 2023, became law. Moreover, on July 18, 2025, President Trump signed into law the GENIUS Act, establishing a legislative framework for the regulation of payment stablecoins and marking the first federal legislation for the regulation of digital assets in the U.S. On July 17, 2025, the U.S. House of Representatives passed the Digital Asset Market Clarity Act of 2025 (the “CLARITY Act”), a comprehensive digital asset market structure and regulation bill. The CLARITY Act, and other digital asset market structure and regulation bills, remain under consideration and continue to evolve in the U.S. Senate. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC, the Commodity Futures Trading Commission (“CFTC”), or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. Changes in administration or legislative priorities can upend permissive or neutral stances toward crypto, stablecoins, staking, or Layer1s apart from $IP, producing sudden compliance burdens or bans. Statutes governing fiat backed stablecoins, digital asset market structure, and custody (including potential CFTC or SEC jurisdictional recuts) could materially alter liquidity, pricing, and our ability to hedge.

It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and $IP tokens specifically. Enforcement actions against digital asset issuers, trading platforms and staking providers demonstrate shifting, sometimes inconsistent judicial and regulatory approaches. Even where complaints have been narrowed or dismissed, future administrations or courts may take a different view, and previously “safe” assets or strategies may be recharacterized retroactively. Even if we initially comply, later guidance (e.g., on crypto custody, staking, stablecoins, DeFi) could force costly remediation or unwinds. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of $IP tokens and the value of $IP tokens on our balance sheet and, in turn, adversely affect the market price of our common stock.

Moreover, the risks of engaging in a digital asset treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance, cybercrime insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of $IP tokens in particular, may also impact the price of $IP tokens and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of $IP tokens may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to $IP tokens, institutional demand for $IP tokens as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for $IP tokens as a means of payment, and the availability and popularity of alternatives to $IP tokens. Even if growth in the adoption of $IP tokens occurs in the near or medium-term, there is no assurance that the usage of $IP tokens will continue to grow over the long-term.

Because $IP tokens have no physical existence beyond the record of transactions on the Story Network, a variety of technical factors related to Story Network could also impact the price of $IP tokens. For example, malicious attacks by validators, inadequate rewards to incentivize validating of $IP tokens transactions, hard “forks” of the Story Network into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the Story Network and negatively affect the price of $IP tokens. Similarly, the open-source nature of the Story Network means the contributors and developers of the Story Network are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the Story Network could adversely affect the Story Network and negatively affect the price of $IP tokens. The veracity or accuracy of third-party validators of the Story Network and its related transactions could come into question, thereby creating doubt in the market about the overall security of the data on the blockchain.

The liquidity of $IP tokens may also be reduced and damage to the public perception of $IP tokens may occur, if financial institutions were to deny or limit banking services to businesses that hold $IP tokens, provide $IP tokens-related services or accept $IP tokens as payment, which could also decrease the price of $IP tokens. A number of companies and individuals or businesses associated with digital assets may have had, and may continue to have, their existing banking services discontinued with financial institutions. Although U.S. banking regulators have recently rescinded prior guidance that emphasized the risks associated with digital asset businesses, it is possible that some banking institutions may remain unwilling to provide services to companies in the digital asset space. Loss of access to fiat rails (after failures of crypto friendly banks or policy shifts) may delay settlements, tax payments, or vendor obligations, impairing liquidity.

The liquidity of $IP tokens may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for $IP tokens and other digital assets.

Our shift towards an $IP-focused strategy requires substantial changes in our day-to-day operations and exposes us to significant operational risks.

We operate our own validator on the Story Network and do not “delegate” our $IP tokens to third party validation service providers. In either case, staking increases the risk of loss of $IP tokens, including through slashing penalties and through increasing vulnerabilities to hacking in the staking smart contracts. Validators also need to maintain uptime in order to maximize their rewards. In addition, the $IP ecosystem may rapidly evolve, with frequent upgrades and protocol changes that may require significant adjustments to our operational setup. The upgrades and protocol changes may require that we incur unanticipated costs and it could cause temporary service disruptions. Technical failures or operational errors could impact our ability to obtain $IP rewards or gas fees, which could result in our failure to meet our financial projections. Alternatively, if we had chosen to use a third-party validation service, we would have had to share our staking rewards with that third-party validator, but that third-party validator may have more sophisticated technology which would enable those rewards to be greater.

Staked $IP tokens are also subject to lock-up periods during which it cannot be withdrawn or sold. This lack of liquidity could limit our ability to respond to market changes or our financial needs. It is possible that we may in the future seek to mitigate this risk through so-called “liquid staking” arrangements, where we deposit $IP into a smart contract and receive in exchange a “liquid staking token” that would allow us to withdraw our $IP and associated rewards. The smart contract would then automatically delegate our $IP to a third-party staking service provider. We could then engage in other DeFi activities with liquid staking tokens. While we anticipate that the price of liquid staking tokens will correlate to $IP itself, there is a possibility that prices will diverge. This could especially happen if the validators deployed by the liquid staking contract are subject to slashing penalties, in which case we may be able to withdraw fewer $IP than we originally deposited.

Any of these operational risks could materially and adversely affect our ability to execute our $IP strategy and may prevent us from realizing positive returns and could severely hurt our financial condition.

We plan to purchase additional digital assets using primarily proceeds from equity and debt financings, but we may be unable to obtain such financings on favorable terms.

Our ability to achieve the objectives of our digital asset acquisition strategy depends in significant part on our ability to obtain equity and debt financing. The terms of debt or equity securities that we issue may require us to make periodic payments to the holders of those securities. If we are unable to obtain equity or debt financing on favorable terms or at all, we may not be able to successfully execute on our digital asset acquisition strategy.

Our ability to obtain equity or debt financing may in turn depend on, among other factors, the value of our digital asset holdings, investor sentiment and the general public perception of $IP and other digital assets, our strategy and our value proposition. Accordingly, a significant decline in the market value of our digital asset holdings, our inability to monetize our $IP through staking or decentralized finance, or a negative shift in these other factors may create liquidity and credit risks, as such a decline or such shifts may adversely impact our ability to secure sufficient equity or debt financing to satisfy our financial obligations, including any debt and cash dividend obligations.

$IP constitutes the vast bulk of assets on our balance sheet. If we are unable to secure equity or debt financing in a timely manner, on favorable terms, or at all, we may be required to sell $IP to satisfy our financial obligations, and we may be required to make such sales at prices below our cost basis or that are otherwise unfavorable. Any such sale of $IP may have a material adverse effect on our operating results and financial condition, and could impair our ability to secure additional equity or debt financing in the future. Our inability to secure additional equity or debt financing in a timely manner, on favorable terms or at all, or to sell our $IP in amounts and at prices sufficient to satisfy our financial obligations, including any debt service and cash dividend obligations, could cause us to default under such obligations. Any default on our future indebtedness or any newly issued preferred stock could have a material adverse effect on our financial condition. Such actions could cause significant variation in our operating results in any quarter.

In connection with our focus on $IP tokens, we expect to interact with various smart contracts deployed on the Story Network, which may expose us to risks and technical vulnerabilities.

In connection with our $IP strategy, we expect to interact with various smart contracts deployed on the Story Network in order to optimize our strategy. Smart contracts are self-executing code that operate without human intervention once deployed. Although smart contracts are integral to the functionality of staking deposit contracts and other functionality on blockchain networks, they are subject to many known risks such as technical vulnerabilities, coding errors, security flaws, and exploits. We expect our smart contract interactions to be limited to use of the Story Network’s native staking contract to (i) bond/unbond $IP tokens that we hold, (ii) manage validator parameters (e.g., commissions on rewards related to delegated tokens), and (iii) receive protocol-defined block rewards and fees. Any vulnerability in a smart contract we interact with could result in the loss or theft of $IP tokens or other digital assets, which could have a materially adverse impact on our business. A vulnerability in a smart contract could create an unintended and unforeseeable consequence that has adverse financial consequences, such as the inability to access funds. There is no assurance that the smart contracts we integrate with or rely upon will function as intended or remain secure. Exploitation of such vulnerabilities could have a material adverse effect on our business and financial condition.

Transactions using $IP tokens or on the Story Network require the payment of “gas fees,” which are subject to fluctuations that may result in high transaction fees.

Transactions using $IP tokens, including purchases, sales and staking and other activities on the Story Network, require the payment of “gas fees” in $IP tokens. Gas fees are payments made by the user to compensate for the computational energy required to process and validate transactions, such as purchases, sales and staking, on the Story Network. These fees can fluctuate and can be very expensive relative to the cost of the transaction depending upon congestion and demand on the network. If fees are high, the cost of a transaction will potentially decrease the return of the investment, which could be negative. High gas fees may also cause delays in the execution of a transaction, which could affect the preferred timing of execution and may lead to execution of a transaction during inopportune times. In addition, gas fees are paid in $IP tokens, which would require that sufficient $IP token balances are maintained. Future upgrades to the Story Network, regulatory changes, or technical issues could also adversely impact the cost of gas fees and could have a material adverse effect on our business, results of operations, financial condition, treasury and prospects.

Changes in regulatory interpretations could require us to register as a money services business or money transmitter, leading to increased compliance costs or operational shutdowns.

The regulatory regime for digital assets in the U.S. and elsewhere is uncertain. We may be unable to effectively react to proposed legislation and regulation of digital assets, which could adversely affect our business.

The Financial Crimes Enforcement Network, a division of the U.S. Treasury Department (“FinCEN”), regulates providers of certain services with respect to “convertible virtual currency,” including $IP tokens. Businesses engaged in the transfer of convertible virtual currencies are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. There is a risk that if we decide to provide staking services to third parties, FinCEN or other regulators could view such services as the provision of money transmission activities subject to regulations.

If regulatory changes or interpretations require us to register as a money services business with FinCEN under the U.S. Bank Secrecy Act, or as a money transmitter under state laws, we may be subject to extensive regulatory requirements, resulting in significant compliance costs and operational burdens. In such a case, we may incur extraordinary expenses to meet these requirements or, alternatively, may determine that continued operations are not viable. If we decide to cease certain operations in response to new regulatory obligations, such actions could occur at a time that is unfavorable to investors.

Multiple states have implemented or proposed regulatory frameworks for digital asset businesses. Compliance with such state-specific regulations may increase costs or impact our business operations. Further, if we or our service providers are unable to comply with evolving federal or state regulations, we may be forced to dissolve or liquidate certain operations, which could materially impact our investors.

There is a possibility that $IP tokens may be classified as a “security.” If $IP tokens are classified as a “security,” that would subject us to additional regulation and could materially impact the operations of our treasury strategy and our business.

None of the SEC or any other U.S. federal or state regulator has publicly stated whether they agree that $IP tokens are a “security,” and $IP tokens have not yet been classified with respect to the U.S. federal securities laws. Although we believe that $IP tokens are not a “security” within the meaning of the U.S. federal securities laws, and that registration of our company or our treasury under the Investment Company Act of 1940, as amended (the “Investment Company Act”), is therefore not required under applicable securities laws, we acknowledge the uncertainty that a regulatory body or federal court may determine otherwise in the future. If this occurs, we may face legal or regulatory action, even if our beliefs were reasonable under the circumstances, and we could be required to register as an investment company under the Investment Company Act.

As part of our ongoing review of applicable securities laws, we take into account a number of factors, including the various definitions of “security” under such laws, including but not limited to the Investment Company Act, and federal court decisions interpreting the elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases. We also consider court rulings, reports, orders, press releases, public statements, and speeches by the SEC Commissioners and SEC Staff providing guidance on when a digital asset or a transaction to which a digital asset may relate may be a security for purposes of U.S. federal securities laws. Our position that $IP tokens are not a “security” is premised, among other reasons, on our conclusion that $IP tokens do not appear to meet certain elements of the Howey test, such as that holders of $IP tokens do not have a reasonable expectation of profits from the efforts of any identifiable third party or group in respect of their holding of $IP tokens.

We acknowledge, however, that the SEC, a federal court or another relevant entity could take a different view. The regulatory treatment of $IP tokens is such that it has drawn significant attention from legislative and regulatory bodies, including the SEC. The application of securities laws to the specific facts and circumstances of digital assets is complex and subject to change. Our conclusion, even if reasonable under the circumstances, would not preclude legal or regulatory action based on a finding that $IP tokens, or any other digital asset we might hold, are a “security.” Therefore, as described below under “If we were deemed to be an investment company under the Investment Company Act, applicable restrictions likely would make it impractical for us to continue segments of our business as currently contemplated”, we are at risk of enforcement proceedings against us, which could result in potential injunctions, cease-and-desist orders, fines, penalties or other damages if $IP tokens were determined to be a security by a regulatory body or a court.

Further, if $IP tokens are viewed as a security, it may become more difficult to purchase and sell $IP tokens, as they could only be traded through SEC-registered broker-dealers or exchanges. This would make it more difficult for us to continue our $IP treasury strategy, or to monetize $IP tokens that we hold in the event we need to do so for working capital purposes. Such developments could adversely affect our business, results of operations, financial condition, treasury operations and prospects.

If we were deemed to be an investment company under the Investment Company Act, applicable restrictions likely would make it impractical for us to continue segments of our business as currently contemplated.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities, shares of registered money market funds under Rule 2a-7 of the Investment Company Act, and cash items) on an unconsolidated basis. Rule 3a-1 under the Investment Company Act generally provides that notwithstanding the Section 3(a)(1)(C) test described in clause (ii) above, an entity will not be deemed to be an “investment company” for purposes of the Investment Company Act if no more than 45% of the value of its assets (exclusive of U.S. government securities, shares of registered money market funds under Rule 2a-7 of the Investment Company Act, and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities, as defined under the Investment Company Act (“40 Act Securities”), other than U.S. government securities, shares of registered money market funds under Rule 2a-7 of the Investment Company Act, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity, and securities issued by qualifying companies that are controlled primarily by such entity. We do not believe that we are an “investment company” as such term is defined in either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act.

With respect to Section 3(a)(1)(A), the substantial majority of the proceeds from our recent private placement offering of Pre-Funded Warrants either have already been, or will be used to acquire $IP, which is an amount in excess of 40% of our total assets. We believe $IP is not a 40 Act Security; as such, we do not hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, or trading in 40 Act Securities within the meaning of Section 3(a)(1)(A) of the Investment Company Act. With respect to Section 3(a)(1)(C), we believe we satisfy the elements of Rule 3a-1 and therefore are deemed not to be an investment company under, and we intend to conduct our operations such that we will not be deemed an investment company under, Section 3(a)(1)(C). We believe that we are not an investment company pursuant to Rule 3a-1 under the Investment Company Act because, on a consolidated basis with respect to wholly-owned subsidiaries but otherwise on an unconsolidated basis, no more than 45% of the value of our total assets (exclusive of U.S. government securities, shares of registered money market funds under Rule 2a-7 of the Investment Company Act, and cash items) consists of, and no more than 45% of our net income after taxes (for the last four fiscal quarters combined) is derived from, 40 Act Securities other than U.S. government securities, shares of registered money market funds under Rule 2a-7 of the Investment Company Act, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of the Company, and securities issued by qualifying companies that are controlled primarily by the Company.

$IP and other digital assets, as well as new business models and transactions enabled by blockchain technologies, present novel interpretive questions under the Investment Company Act. There is a risk that assets or arrangements that we have concluded are not securities could be deemed to be securities by the SEC or another authority for purposes of the Investment Company Act, which would increase the percentage of 40 Act Securities held by us for Investment Company Act purposes. If we were deemed to be an investment company, Rule 3a-2 under the Investment Company Act is a safe harbor that provides a one-year grace period for transient investment companies that have a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such one-year period), in a business other than that of investing, reinvesting, owning, holding or trading in securities, with such intent evidenced by the company’s business activities and an appropriate resolution of its board of directors. The grace period is available not more than once every three years and runs from the earlier of (i) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (ii) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Accordingly, the grace period may not be available at the time that we seek to rely on Rule 3a-2; however, Rule 3a-2 is a safe harbor and we may rely on any exemption or exclusion from investment company status available to us under the Investment Company Act at any given time. Furthermore, reliance on Rule 3a-2, Section 3(a)(1)(C), or Rule 3a-1 could require us to take actions to dispose of securities, limit our ability to make certain investments or enter into joint ventures, or otherwise limit or change our service offerings and operations. If we were to be deemed an investment company in the future, restrictions imposed by the Investment Company Act — including limitations on our ability to issue different classes of stock and equity compensation to directors, officers, and employees and restrictions on management, operations, and transactions with affiliated persons — likely would make it impractical for us to continue our business as contemplated, and could have a material adverse effect on our business, results of operations, financial condition, treasury and prospects.

If the SEC determines that we are an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would potentially be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. There is also a risk the SEC or Nasdaq could move to delist us from the exchange.

The availability of spot exchange-traded products (“ETPs”) for digital assets may adversely affect the market price of our listed securities.

Although bitcoin and other digital assets have experienced a surge of investor attention since bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to digital assets through traditional investment channels, and instead generally were only able to hold digital assets through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of digital assets, general lack of familiarity with the processes needed to hold digital assets directly, as well as the potential reluctance of financial planners and advisers to recommend direct digital asset holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to digital assets through investment vehicles that issue shares representing fractional undivided interests in their underlying digital asset holdings.

On January 10, 2024, the SEC approved the listing and trading of spot bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The SEC has also approved spot ETPs for Ethereum and other digital assets. The listing and trading of spot ETPs for digital assets offers investors another alternative to gain exposure to digital assets, which could result in a decline in the price of our listed securities relative to the value of our digital assets.

Although we are an operating company, and we believe we offer a different value proposition than an investment vehicle such as a spot digital asset ETP, investors may nevertheless view our securities as an alternative to an investment in an ETP, and choose to purchase shares of an ETP instead of our securities. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to digital assets that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. Additionally, unlike spot digital asset ETPs, we (i) do not seek for our common stock to track the value of the underlying digital assets we hold before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, including Regulation M, and other securities laws, which enable ETPs to continuously align the value of their shares to the price of the underlying assets they hold through share creation and redemption, (iii) are a Delaware corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to our digital asset holdings or our daily NAV. Based on how we are viewed in the market relative to ETPs, and other vehicles which offer economic exposure to digital assets, such as futures exchange-traded funds (“ETFs”), leveraged futures ETFs, and similar vehicles offered on international exchanges, any premium or discount in our common stock relative to the value of our digital asset holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot ETPs for bitcoin and other digital assets could have a material adverse effect on the market price of our listed securities.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, exchange-traded funds and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our digital asset treasury strategy, our use of leverage, the manner in which our digital assets are custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, although a significant change to our treasury reserve policy would require the approval of our Board of Directors, no shareholder or regulatory approval would be necessary. Consequently, our Board of Directors has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our $IP holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding digital assets.

Legislative or regulatory change regarding the regulation of “commodities” by the CFTC and the regulation of digital assets as “digital commodities” could subject us to additional regulatory burdens and oversight by the CFTC and could adversely affect the market price of $IP tokens and the market price of our listed securities.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that at least some digital assets fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936 (the “CEA”) and the rules promulgated by the CFTC thereunder (“CFTC Rules”). While the CFTC has enforcement authority to police against fraud and manipulation in spot commodity markets (including the spot market for digital assets that are commodities), the CFTC currently only has regulatory and supervisory jurisdiction with respect to “commodity interest” transactions, such as futures, options, and swaps on a commodity (including a digital asset commodity) and certain leveraged, margined, or financed transactions in commodities involving retail customers. Accordingly, we are not currently regulated or supervised by the CFTC and are not subject to the legal and regulatory obligations that are applicable to CFTC-registered entities under the CEA and CFTC Rules.

As discussed above, the regulation of digital assets in the U.S. is subject to change as a result of the enactment and adoption of new laws and regulations and changes in agency and judicial interpretation of existing laws and regulations. For example, the proposed CLARITY Act recently passed by the U.S. House of Representatives and other draft digital asset market structure and regulation bills have proposed granting the CFTC additional regulatory and supervisory powers with respect to spot digital assets as “digital commodities.” While it is not possible to predict whether and in what form such proposals will be adopted, changes to or expansion of the jurisdiction of the CFTC with respect to activities in spot digital assets, including $IP tokens, could result in the imposition of additional regulatory obligations and burdens, which could include registration, disclosure, reporting, and business conduct requirements. Such additional regulatory burdens and oversight could materially increase the cost of our business, could adversely affect the market price of $IP tokens, and in turn could adversely affect the market price of our listed securities.

We may be deemed to be a “commodity pool” under CEA and CFTC Rules as a result of our commodity interest trading, which could have a material adverse effect on our business, financial condition and results of operations.

The CEA and CFTC Rules define a “commodity pool” as any investment trust, syndicate, or similar form of enterprise operated for the purpose of trading in “commodity interests,” such as swaps, futures, and options on an underlying commodity (including any digital asset that constitutes a commodity). The CFTC has previously interpreted “for the purpose of trading” as being triggered where only one swap is executed. The legal and regulatory landscape of CFTC commodity pool regulation is currently unclear as applied to digital asset treasury companies. Accordingly, (i) no person is registered with the CFTC as a commodity pool operator (“CPO”) or a commodity trading adviser (“CTA”) with respect to our company; and (ii) our stockholders will not have the regulatory protections provided to investors in a commodity pool operated or advised by a registered CPO or CTA, as applicable.

If our company were determined to be a “commodity pool,” including as a result of any future change in legislation, regulation, or interpretation, we may be subject to additional regulatory requirements which may be burdensome or costly or that could make it impractical or impossible for us to continue our business as currently contemplated. For example, a commodity pool must generally be operated as a separately cognizable entity from its CPO and any person acting as a CPO or CTA with respect to a commodity pool must be registered with the CFTC and as a member of the National Futures Association (“NFA”). Absent an applicable exemption, a registered CPO or CTA must generally provide investors with a “disclosure document” in compliance with the CFTC Rules and the requirements of the NFA, and must comply with a range of ongoing reporting and recordkeeping requirements on registered and certain exempt commodity pool operators. Registration can be time-consuming, expensive and restrictive, and compliance with these additional regulatory requirements could result in substantial, non-recurring expenses, adversely affecting an investment in our securities. If we determine not to comply with such regulations, we may be forced to cease or modify certain of our operations, which could negatively impact our investors.

Due to the unregulated nature and lack of transparency surrounding the operations of many digital asset trading venues, digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in digital asset trading venues and adversely affect the value of digital assets, and our financial position, operations and prospects.

Cryptocurrency markets, including spot markets for $IP tokens, are growing rapidly. The digital asset trading platforms through which $IP tokens and other cryptocurrencies trade are new and largely unregulated or may not be complying with existing regulations. These markets are local, national and international and include a broadening range of cryptocurrencies and participants. Significant trading may occur on systems and platforms with minimum predictability. Spot markets may impose daily, weekly, monthly or customer-specific transaction or withdrawal limits or suspend withdrawals entirely, rendering the exchange of $IP tokens for fiat currency difficult or impossible. Participation in spot markets requires users to take on credit risk by transferring $IP tokens from a personal account to a third-party’s account.

Digital asset trading platforms may not be subject to, or may not comply with, regulation in a manner similar to other regulated trading platforms, such as national securities exchanges or designated contract markets. Many digital asset trading platforms are unlicensed, are unregulated, operate without extensive supervision by governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. In particular, those located outside the United States may be subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions. Digital asset trading platforms may be out of compliance with existing regulations.

As a result, trading activity on or reported by these digital asset trading platforms is generally significantly less regulated than trading in regulated U.S. securities and commodities markets and may reflect behavior that would be prohibited in regulated U.S. trading venues. Furthermore, many digital asset trading platforms lack certain safeguards put in place by more traditional exchanges to enhance the stability of trading on the platform and prevent flash crashes, such as limit-down circuit breakers. As a result, the prices of cryptocurrencies such as $IP on digital asset trading platforms may be subject to larger and/or more frequent sudden declines than assets traded on more traditional exchanges. Tools to detect and deter fraudulent or manipulative trading activities (such as market manipulation, front-running of trades, and wash-trading) may not be available to or employed by digital asset trading platforms or may not exist at all. As a result, the marketplace may lose confidence in, or may experience problems relating to, these venues.

No digital asset trading platform on which cryptocurrency trades is immune from these risks. The closure or temporary shutdown of digital asset trading platforms due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in cryptocurrency and can slow down the mass adoption of it. Further, digital asset trading platform failures can have an adverse effect on cryptocurrency markets and the price of cryptocurrency and could therefore have a negative impact on the performance of our listed securities.

Negative perception, a lack of stability in the digital asset trading platforms, manipulation of cryptocurrency trading platforms by customers and/or the closure or temporary shutdown of such trading platforms due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in cryptocurrency generally and result in greater volatility in the market price of $IP and other cryptocurrency and our listed securities. Furthermore, the closure or temporary shutdown of a cryptocurrency trading platform may impact the Company’s ability to determine the value of its cryptocurrency holdings.

Digital asset holdings are less liquid than cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the digital asset market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, thin order books on smaller venues, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, including momentum pricing and “short squeezes”, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network, any of which may cause severe drawdowns that materially impair our equity value. During times of market instability, we may not be able to sell our digital assets at favorable prices or at all. Large holders (including Story Foundation, venture capitalists, or early insiders) could sell into thin liquidity, significantly impacting price. Companies financing crypto acquisitions with layered convertibles, preferred stock or margin loans face liquidity squeezes, forced sales, or dilutive recapitalizations if equity prices or token prices fall. As a result, digital asset holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered digital assets or otherwise generate funds using our digital asset holdings, including in particular during times of market instability or when the price of digital assets has declined significantly. If we are unable to sell our digital assets, enter into additional capital raising transactions, including capital raising transactions using $IP tokens as collateral, or otherwise generate funds using our $IP tokens holdings, or if we are forced to sell our digital assets at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

Transacting in digital assets exposes us to counterparty credit risk.

We may transact with private counterparties or on digital asset exchanges. We are required to prefund these transactions, which causes us to take on credit risk every time we purchase or sell digital assets, and our contractual rights with respect to such transactions could be limited. Our agreements with our contractual counterparties may not include provisions sufficient to clarify that the assets associated with our prefunded trades remain our property even when held by the counterparty, and in the event of an insolvency of one of our counterparties it is possible that any digital assets or cash that we have prefunded could be viewed as part of their bankruptcy estate, leaving us in the status of an unsecured creditor as discussed below under “We face risks relating to the custody of our digital assets, including the loss or destruction of private keys required to access our digital assets and cyberattacks or other data loss relating to our digital assets, including smart contract related losses and vulnerabilities.”

Although we are not initially planning to lend $IP tokens, from time to time, we may generate income through lending of digital assets, which carries significant risks. The volatility of such digital assets increases the likelihood that borrowers may default due to market downturns, liquidity crises, fraud or other financial distress. These lending transactions may be unsecured, and so may be subordinated to secured debt of the borrower. If a borrower becomes insolvent, we may be unable to recover the loaned $IP tokens, leading to substantial financial losses.

Additionally, digital asset lending platforms are vulnerable to operational and cybersecurity risks. Technical failures, software bugs or system outages could disrupt lending activities, delay transactions or result in inaccurate record-keeping. Cybersecurity threats, including hacking, phishing and other malicious attacks, pose further risks, potentially leading to the loss, theft or misappropriation of our loaned $IP tokens. A successful cyberattack or security breach could materially and adversely impact our financial position, reputation and ability to conduct future lending activities.

Cybersecurity risks associated with digital assets and decentralized protocols could result in significant losses.

Digital assets are secured by “private keys” which correspond to a “public key,” which is the address on the digital asset network. In order to transfer digital assets from one wallet to another, the user must “sign” the transaction with the relevant private key. The storage for these private keys is typically referred to as a “wallet.” To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, we will be unable to access the digital assets held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets that any custodians may hold on our behalf, will not be compromised as a result of a cyberattack. Blockchain ledgers have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

As part of our treasury management strategy, we may engage in staking, restaking, or other activities that involve the use of “smart contracts” or decentralized applications. The use of smart contracts or decentralized applications entails certain risks including risks stemming from the existence of an “admin key” or coding flaws that could be exploited, potentially allowing a bad actor to issue or otherwise compromise the smart contract or decentralized application, potentially leading to a loss of our $IP. In addition, many decentralized applications are controlled by token holders through a public governance process, and there can be no assurance that these applications will continue to operate as they do when we initially begin using them. Like all software code, smart contracts are exposed to risk that the code contains a bug or other security vulnerability, which can lead to loss of assets that are held on or transacted through the contract or decentralized application. Smart contracts and decentralized applications may contain bugs, security vulnerabilities or poorly designed permission structures that could result in the irreversible loss of $IP or other digital assets. Exploits, including those stemming from admin key misuse, admin key compromise, or protocol flaws, have occurred in the past and may occur in the future.

Intellectual property disputes related to the open-source structure of digital asset networks exposes us to risks related to software development, security vulnerabilities and potential disruptions to digital asset technology could threaten our ability to operate.

Digital asset networks are open-source projects and, although there may be an influential group of leaders in the network community, generally there is no official developer or group of developers that formally controls the digital asset network. Without guaranteed financial incentives, there may be insufficient resources to address emerging issues, upgrade security or implement necessary improvements to the network in a timely manner. If the digital asset network’s software is not properly maintained or developed, it could become vulnerable to security threats, operational inefficiencies and reduced trust, all of which could negatively impact the digital assets’ long-term viability and our business.

The lack of legal recourse and insurance for digital assets increases the risk of total loss in the event of theft or destruction.

Digital assets that we acquire will not be insured against theft, loss or destruction. If an event occurs where we lose our digital assets, whether due to cyberattacks, fraud or other malicious activities, we may not have any viable legal recourse or ability to recover the lost assets. Unlike funds held in insured banking institutions, our digital assets are not protected by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. If our digital assets are lost under circumstances that render another party liable, there is no guarantee that the party responsible will have the financial resources to compensate us. As a result, we and our stockholders could face significant financial losses.

We face risks relating to the custody of our digital assets, including the loss or destruction of private keys required to access our digital assets and cyberattacks or other data loss relating to our digital assets, including smart contract related losses and vulnerabilities.

We currently hold our digital assets in “self-custody,” which means our digital assets are held in wallets in which we control the private keys, as compared to solutions in which the keys are controlled by a regulated custodian. Self-custody requires us and our advisers to implement robust security measures to protect our digital assets from theft, loss, or unauthorized access. We maintain a number of security measures to manage and protect the keys for our digital asset wallets, including, but not limited to, the use of cold wallets, multi-signature protocols, access limited to select senior executives and experienced advisors, and various physical safeguards such as geographically dispersed multisig holders across North America. Despite these measures, there is no guarantee that we will be able to prevent all security breaches, which could result in significant financial loss. The management of digital assets through self-custody necessitates specialized knowledge and expertise. Any errors or failures in our self-custody processes, such as the loss of private keys or incorrect transaction execution, could lead to the permanent loss of digital assets.

We intend to enter into custodial agreements with one or more regulated custodians that have duties to safeguard the private keys used to transact in our digital assets. Prior to our transfer of our digital assets to custodial accounts, we will be subject to risks associated with self-custody, including the risks that our security controls will be insufficient to protect the digital assets that we hold. However, the use of digital asset custodians also may involve risks, as described under “The use of digital asset custodians could expose us to additional risks related to custodian insolvency, as well as cybersecurity and concentration risk.”

Cybercriminals may attempt to deceive individuals into revealing sensitive information, such as private keys or passwords, through phishing emails or social engineering tactics. These attacks can be sophisticated and difficult to detect, posing a significant risk to the security of self-custodied digital assets. Devices used for self-custody, such as computers or smartphones, can be targeted by malware or hacking attempts designed to gain unauthorized access to digital assets. Finally, mistakes made by individuals managing self-custodied digital assets, such as sending assets to the wrong address or mishandling private keys, can result in significant losses. Because transactions on blockchains such as the Story Network are irreversible, such a mistransmission of digital assets could result in permanent loss.

Even though we maintain cyber risk insurance, this insurance may not be sufficient to cover all our losses in the event of any loss of digital assets. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles.

Attacks upon systems across a variety of industries, including the digital asset industry, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. In the past, hackers have successfully employed social engineering attacks resulting in misappropriation of digital assets held by various digital asset treasury companies. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements since the onset of the COVID-19 pandemic. The risk of cyberattacks could also be increased by cyberwarfare in connection with geopolitical conflicts, such as the ongoing Russia-Ukraine conflict, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the digital asset industry, including third-party services on which we rely, could materially and adversely affect our business.

The use of digital asset custodians could expose us to additional risks related to custodian insolvency, as well as cybersecurity and concentration risk.

While we will conduct due diligence on our custodians and any smart contract platforms we may use, there can be no assurance that such diligence will uncover all risks, including operational deficiencies, hidden vulnerabilities or legal noncompliance. The large volumes of digital assets held by custodial platforms makes them an attractive target for hackers. For example, the digital asset exchange ByBit was recently the subject of a hack in which over $1.5 billion of customer digital assets were lost. While ByBit was able to make all of its customers whole through use of reserves and insurance policies, there is no contractual guarantee that our custodians will do the same. We intend to contract with custodians whose insurance policies cover losses of digital assets, but these policies may cover only a fraction of the value of the entirety of our digital asset holdings and the holdings of their other customers, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our digital assets.

If we engage third-party custodians to hold our digital assets, this will expose us to the risk that one or more of our custodians could become subject to insolvency proceedings. Applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts, but it is possible that a bankruptcy court or trustee could take the view that we are a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such digital assets. For example, a bankruptcy court in Delaware ruled on July 18, 2025 that the digital assets held by Prime Trust LLC, a Nevada trust company and a subsidiary of Prime Core Technologies Inc., on behalf of users would be distributed proportionately to all unsecured creditors as such assets were part of the debtors’ bankruptcy estate because of commingling between customer accounts and those of the debtors. This exposes us to the risk that a bankruptcy court might take a similar view in connection with a bankruptcy of one of our custodians, and that our claims on our digital assets might be limited to those of an unsecured creditor.

Any contested bankruptcy claim could result in significant delays in our ability to access our digital assets, and any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage that we might purchase or maintain related to our digital assets. Digital assets we hold with custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Thus, in the event of an insolvency of one of our custodians, we will also not be protected by these schemes.

We will face risks relating to the custody of our digital assets. If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our digital assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our digital assets and our financial condition and results of operations could be materially adversely affected.

We expect our primary counterparty risk with respect to our $IP tokens will be custodian performance obligations under the custody arrangements we enter into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, SEC enforcement actions against other providers, or placement into receivership or civil fraud lawsuit against digital asset industry participants have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading.

Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our $IP tokens holdings, we would become subject to additional counterparty risks. We will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect our ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodian or custodians with which we will custody substantially all of our $IP tokens, could have a material adverse effect on our business, prospects, financial condition, and operating results.

The irreversibility of digital asset transactions exposes us to risks of theft, loss and human error, which could negatively impact our business.

Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on that digital asset network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of digital assets or a theft of digital assets generally will not be reversible, and we may not be capable of seeking compensation for any such transfer or theft.

Although we plan to regularly transfer digital assets to or from vendors, consultants and services providers, it is possible that, through computer or human error, or through theft or criminal action, such assets could be transferred in incorrect amounts or to unauthorized third parties.

To the extent we are unable to seek a corrective transaction to identify the third party which has received our digital assets through error or theft, we will be unable to revert or otherwise recover the impacted digital assets, and any such loss could adversely affect our business, results of operations and financial condition.

We will be subject to significant competition in the growing digital asset industry and our business, operating results, and financial condition may be adversely affected if we are unable to compete effectively.

Following the launch of our proposed digital asset treasury strategy, we will operate in a competitive environment and will compete against other companies and other entities with similar strategies, including companies with significant holdings in $IP tokens and other digital assets, and our business, operating results, and financial condition may be adversely affected if we are unable to compete effectively.

As seen in other crypto treasury models, continued issuance of debt or equity to buy more tokens can become self-reinforcing — until market sentiment turns — at which point liquidity may evaporate, causing distressed financings or forced liquidations. As more public companies pursue token reserve business models, investors may discount our equity unless we can demonstrate durable competitive advantages, risk controls, and sustainable economics. The continued development, security, and governance of the Story Protocol may depend on a small number of contributors or a foundation. Loss of these contributors — or strategic disagreements (including over forks) — could impair $IP token’s value.

The emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of $IP tokens and adversely affect our securities.

As a result of our $IP tokens strategy, we expect our assets to be concentrated in $IP tokens holdings. Accordingly, the emergence or growth of digital assets other than $IP tokens may have a material adverse effect on our financial condition.

Alternative digital assets that compete with $IP tokens in certain ways include “stablecoins,” which are designed to maintain a constant price related to or based on some other asset or traditional currency because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. In June 2025, the U.S. Senate passed the “GENIUS Act,” which would establish a federal framework for “payment stablecoins,” treating them as payment systems, not securities, and mandating fiat-backed reserves, monthly disclosures, anti-money laundering safeguards, and similar measures. Stablecoins have grown rapidly as an alternative to $IP tokens and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms, and their use as an alternative to $IP tokens could expand further if the GENIUS Act is enacted as law. As of July 31, 2025, two of the seven largest digital assets by market capitalization were U.S. dollar-pegged stablecoins.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s central bank digital currency (“CBDC”) project was made available to consumers in January 2022, and governments including the United States, the United Kingdom, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, $IP tokens and other digital assets as a medium of exchange or store of value.

Finally, a number of other blockchain-based or digital asset-oriented protocols also function as intellectual property rights management systems, including Audius, LBRY and Royal.io. The emergence or growth of competitive digital assets could cause the market price of $IP tokens to decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may be subject to risks associated with the provision and use of validator services.

In connection with our proposed activities regarding the Story Protocol (as defined below), we will operate a validator to secure the network, and other users can delegate their $IP tokens to our validator. In the past, the SEC has asserted that the offering of validator services to third parties constitutes an offer to the public of unregistered securities. While the SEC has recently released a statement stating that, in the views of its Division of Trading and Markets, it will not consider staking and the provision of validator services to constitute an offering of securities, this statement is not a rule, regulation, guidance, or statement of the SEC and does not alter applicable law.

Concentration of stake or validator collusion could censor transactions, cause chain reorganizations, or enable double spends — potentially irreversibly impairing the value of $IP tokens. If we choose to operate our own validator or delegate or $IP tokens to another validator, we may suffer slashing or forfeiture of rewards due to downtime, misconfiguration, or malicious software, materially reducing the value of our treasury holdings.

Complex valuation controls and benchmark dependence may lead to restatements or control deficiencies.

Reliance on third-party reference rates, principal market determinations or bespoke methodologies introduces risk if those benchmarks are disrupted, manipulated, or fail benchmark principles set by the International Organizational of Securities Commissions. Net asset value or fair value determinations of our $IP tokens could be challenged, leading to restatements or control deficiencies with respect to our financial statements.

Fair value, complex custody arrangements, staking reward recognition, fork/airdrop accounting, and tax characterization increase the risk of material weaknesses, in our accounting controls and procedures, restatements of our financial statements, and adverse auditor opinions, all of which could potentially impair our access to capital markets and adversely affect our business and financial condition and the market price of our common stock.

The Story Network is a relatively new protocol and could be subject to risks inherent in new technologies.

The Story Network is a purpose-build layer 1 blockchain designed to allow owners of intellectual property to register their ownership on-chain and add usage terms for licensees. This functionality is new and may not function as intended. For example, its technical mechanisms designed to represent and enforce digital intellectual property rights may malfunction or otherwise fail to adhere to the unique intellectual property requirements of the content they are intended to administer. In addition, there may be flaws in the cryptography underlying the Story protocol including flaws that affect functionality of the Story Network or make the network vulnerable to attack. The development of the Story Network is ongoing and any disruption could have a material adverse effect on the value of IP and an investment in the Shares. In addition, the Story Protocol’s smart contract-based intellectual property rights management may not be recognized by courts or regulators. For instance, registering authorship or licensing rights on the Story Network does not constitute formal registration with the U.S. Copyright Office or any analogous body in other jurisdiction. Finally, there can be no absolute assurance that persons registering and monetizing intellectual property on the Story Network are the actual owners of such intellectual property. This could lead to disputes, claims or litigation involving intellectual property rights. While there are internal processes to prevent such issues, it is incumbent upon the applications to adopt such processes, and the failure to do so may adversely affect the value and or the use of the $IP token and the platform as a whole. Any of the foregoing could result in decreased adoption of the Story Protocol.

$IP token-based applications may rely on off chain data, cross chain bridges, or composable contracts, all of which have shown high exploit frequency. The Story Protocol’s claims about enforceable intellectual property licenses could conflict with national intellectual property laws, treaty obligations, or public policy, and invite litigation or regulatory scrutiny that depresses adoption of the Story Protocol.

The Story Protocol relies on active engagement by users to function and decentralize, and such engagement is key to driving the value of $IP tokens, and any failure to achieve adoption could undermine the core value proposition of $IP tokens, thus causing their price to decrease. Story Protocol changes, contentious forks, or airdrops can create legal, tax, accounting, and operational uncertainty. We may forego, abandon or be unable to claim certain forked assets, leading to opportunity cost or disputes over entitlement.

Because of the pseudonymous nature of blockchain transactions, we may inadvertently and without knowledge, directly or indirectly engage in transactions with or for the benefit of prohibited persons under U.S. or foreign sanctions laws.

We are subject to the rules enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), including prohibitions on conducting direct or indirect business with persons named on, or owned by persons named on, OFAC’s various sanctions lists, including the Specially Designated Nationals and Blocked Persons list. We are also prohibited from direct or indirect dealings with persons located in, organized in, or nationals of, jurisdictions subject to U.S. embargos (as of today, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea region of Ukraine), and may be prohibited from dealing with persons in other jurisdictions subject to targeted U.S. sanctions such as Venezuela, Russia, and Belarus. U.S. sanctions compliance obligations apply to transactions in digital assets and U.S. sanctions authorities have in recent years directed significant attention to sanctions compliance among the digital asset industry. Because of the pseudonymous nature of blockchain transactions and decentralized applications, we may inadvertently and without knowledge, directly or indirectly engage in transactions with or for the benefit of prohibited persons, especially when engaging in defi activities where it may be impossible for us to determine the identity of our counterparties. Civil liability for OFAC sanctions violations are typically regarded as “strict liability” violations, meaning we may be held responsible for transacting with prohibited parties even if we have no knowledge that a particular counterparty is a prohibited person under the OFAC sanctions regulations. In addition, we may be subject to non-U.S. economic sanctions laws and regulations to the extent we conduct activity within the jurisdiction of other sanctions regimes, including those of the European Union and United Kingdom.

OFAC and other governmental authorities have significant discretion in the interpretation and enforcement of sanctions laws and regulations. Moreover, economic sanctions laws and regulations continue to evolve, often with little or no notice, which could raise operational or compliance challenges. If it is determined that we have transacted with prohibited persons, even inadvertently, this could result in substantial reputational harm, fines or penalties, and costs associated with governmental inquiries and investigations. Any or all of the foregoing could have a material adverse effect on our business, prospects, operations or financial condition.

We may be subject to securities or corporate governance litigation, which is expensive and could divert our management’s attention.

Shareholders, token purchasers, protocol participants, or IP rights holders could bring claims alleging securities violations, misstatements, IP infringement, or governance misconduct — potentially resulting in material damages, rescission, or injunctive relief. It could be alleged that by holding $IP tokens or using $IP tokens to vote on governance proposals in relation to the Story Protocol, the holders of $IP tokens, including our Company, have entered into a general partnership, unincorporated association, or some other form of legal entity or association with other $IP token holders or a group of such holders. If this were to be found or alleged with respect to the Story Protocol and holders of $IP tokens, we could be held responsible for the actions of the other members of the unincorporated association or general partnership, or the Story Protocol itself, and subject to up to unlimited liability with respect to those actions.

Risks Related to Our Craft Spirits Business

We face significant competition with an increasing number of products and market participants that could materially and adversely affect our business, results of operations and financial results.

Our industry is intensely competitive and highly fragmented. Our craft spirits compete with many other domestic and foreign premium whiskies and other spirits. Our products also compete with popularly-priced generic whiskies and with other alcoholic and, to a lesser degree, non-alcoholic beverages, for drinker acceptance and loyalty, shelf space and prominence in retail stores, presence and prominence on restaurant alcoholic beverage lists and for marketing focus by our distributors, many of which carry extensive portfolios of spirits and other alcoholic beverages. We compete on the basis of product taste and quality, brand image, price, service and ability to innovate in response to consumer preferences. This competition is driven by established companies and new entrants in our markets and categories. In the United States, spirits sales are relatively concentrated among a limited number of large suppliers, including Diageo plc (NYSE: DEO), Pernod Ricard SA, E & J Gallo Winery, Proximo Spirits, Sazerac Company, MGP, and Constellation Brands, Inc. (NYSE: STZ), among others. These and our other competitors may have more robust financial, technical, marketing and distribution networks and public relations resources than we have. As a result of this intense competition, combined with our growth goals, we have experienced and may continue to face upward pressure on our selling, marketing and promotional efforts and expenses. There can be no assurance that in the future we will be able to successfully compete with our competitors or that we will not face greater competition from other distilleries, producers and beverage manufacturers.

If we are unable to successfully compete with existing or new market participants, or if we do not effectively respond to competitive pressures, we could experience reductions in market share and margins that could have a material and adverse effect on our business, results of operations and financial results.

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our targeted consumers. In addition, our business depends on the acceptance by our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors’ existing beverage sales. Although we believe we have been successful in establishing our brands as recognizable brands in the regional Pacific Northwest premium craft spirits industry, we may be too early in the product life cycle of these brands to determine whether our products and brands will achieve and maintain satisfactory levels of acceptance by independent distributors, retail customers and consumers. We believe the success of our brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

A reduction in consumer demand for whiskey, vodka, gin, RTDs and other spirits, which may result from a variety of factors, including demographic shifts and decreases in discretionary spending, could materially and adversely affect our business, results of operations and financial results.

We rely on consumers’ demand for our craft spirits. While over the past several years there have been modest increases in consumption of beverage alcohol in most of our product categories and geographic markets, there have been periods in the past in which there were substantial declines in the overall per capita consumption of beverage alcohol products in the U.S. and other markets in which we participate or plans to participate. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, changes in discretionary income, public health policies and perceptions and changes in leisure, dining and beverage consumption patterns. Our success will require us to anticipate and respond effectively to shifts in consumer behavior and drinking tastes. If consumer preferences were to move away from our Heritage Distilling or other brands, our results of operations would be materially and adversely affected.

A limited or general decline in consumer demand could occur in the future due to a variety of factors, including:

•        a general decline in economic or geopolitical conditions;

•        a general decline in the consumption of alcoholic beverage products in on-premises establishments, such as those that may result from smoking bans and stricter laws relating to driving while under the influence of alcohol and changes in public health policies, including those implemented to address the COVID-19 pandemic;

•        a generational or demographic shift in consumer preferences away from whiskies and other spirits to other alcoholic beverages or non-alcoholic beverages;

•        increased activity of anti-alcohol groups;

•        increased regulation placing restrictions on the purchase or consumption of alcoholic beverage products;

•        concern about the health consequences of consuming alcoholic beverage products; and

•        increased federal, state, provincial, and foreign excise, or other taxes on beverage alcohol products and increased restrictions on beverage alcohol advertising and marketing.

Demand for premium spirits brands, like ours, may be particularly susceptible to changing economic conditions and consumer tastes, preferences and spending habits, particularly among younger demographic groups, which may reduce our sales of these products and adversely affect our profitability. For instance, a reduction in the overall number of consumers over the legal drinking age, but who are relatively new to the market, may choose to consume less alcohol, or to stop consuming alcohol altogether. An unanticipated decline or change in consumer demand or preference could also materially impact on our ability to forecast future production requirements, which could, in turn, impair our ability to effectively adapt to changing consumer preferences. Any reduction in the demand for our spirits products would materially and adversely affect our business, results of operations and financial results.

Adverse public opinion about alcohol could reduce demand for our products.

In the past, anti-alcohol groups have advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Due to the three-tier alcohol beverage distribution system in the United States, we are heavily reliant on our distributors that resell alcoholic beverages in all states in which we do business. Our inability to obtain distribution in some states, or a significant reduction in distributor demand for our products, would materially and adversely affect our sales and profitability.

Due to regulatory requirements in the United States, we sell a significant portion of our craft spirits to wholesalers for resale to retail accounts. A change in the relationship with any of our significant distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate or otherwise cease working with a distributor for poor performance without reasonable justification, as defined by applicable statutes. Any difficulty or inability to replace a distributor, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could harm our business. In addition, an expansion of the laws and regulations limiting the sale of our spirits would materially and adversely affect our business, results of operations and financial results. There can be no assurance that the distributors and accounts to which we sell our products will continue to purchase our products or provide our products with adequate levels of promotional support, which could increase competitive pressure to increase sales and marketing spending and could materially and adversely affect our business, results of operations and financial results.

Failure of third-party distributors upon which we rely could adversely affect our business.

We rely heavily on third-party distributors for the sale of our products to retailers, restaurants, bars, hotels, casinos, entertainment venues and other accounts. We expect sales to distributors to represent an increasingly substantial portion of our future net sales as we continue to grow our network of wholesale distributors. Consolidation among distributors or the loss of a significant distributor could have a material adverse effect on our business, financial condition and results of operations. Our distributors may also provide distribution services to competing brands, as well as larger, national or international brands, and may be to varying degrees influenced by their continued business relationships with other larger beverage, and specifically, craft spirits companies. Our independent distributors may be influenced by a large competitor if they rely on that competitor for a significant portion of their sales. There can be no assurance that our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly-performing distributor in a timely fashion, or our inability to expand our distribution network into states in which we do not currently have distribution, could slow our growth and have a material adverse effect on our business, financial condition and results of operations. Furthermore, no assurance can be given that we will successfully attract new distributors as we increase our presence in their existing markets or expand into new markets.

We incur significant time and expense in attracting and maintaining key distributors.

Our marketing and sales strategy depends largely on our independent distributors’ availability and performance. We currently do not have, nor do we anticipate in the future that we will be able to establish, long-term contractual commitments or agreements from some of our distributors and some of our distributors may discontinue their relationship with us on short notice. Some distributors handle several competitive products. In addition, our products are a small part of our distributors’ business. We may not be able to maintain our current distribution relationships or establish and maintain successful relationships with distributors in new geographic distribution areas. Moreover, there is the additional possibility that we may have to incur additional costs to attract and maintain key distributors in one or more of our geographic distribution areas to profitably exploit our geographic markets.

The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors, and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

It is difficult to predict the timing and amount of our sales because our distributors and their accounts are not required to place minimum orders with us.

Our independent distributors and their accounts are not required to place a minimum of monthly or annual orders for our products. To reduce their inventory costs, independent distributors typically order products from us on a “just in time” basis in quantities and at such times based on the demand for the products in a particular distribution area. For products in higher demand, there is typically a minimum par level held in distributors’ warehouses, and only once the inventory falls below that par level will a reorder be triggered. Accordingly, we cannot predict the timing or quantity of purchases by any of our independent distributors or whether any of our distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. Additionally, our larger distributors and partners may make orders that are larger than we have historically been required to fill. Shortages in inventory levels, supply of raw materials or other key supplies could negatively affect us.

The sales of our products could decrease significantly if we cannot secure and maintain listings in the control states.

In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states, and at what prices they will be offered to consumers. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures that are generally made available to new products only at periodically-scheduled listing intervals. Products not selected for listings can only be purchased by consumers in the applicable control state through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may produce or acquire, sales of our products could decrease significantly.

The privatization of a control state could adversely impact our sales and our results of operations.

Once products are approved for sale by the state liquor commission in a control state, the products move through the normal state warehousing, wholesale, distribution and retail sales channels established under such a system. State owned, managed or regulated stores set the prices for the products and there are rules and regulations regarding shelf placement, samplings and retail sales to consumers and bars and restaurants. In these markets, the approval for shelf space and pricing is conducted through the state process. In some control states, there are increasing levels of discussion about privatization, either because of negative views toward state ownership of the liquor system, the need for states to generate cash through the one-time sale of assets, or due to other political pressures in those states. Once a state privatizes its liquor system it creates significant disruption during the transition period towards privatization as distributors need to set up new warehouses and sales teams and new delivery routes, and bars and restaurants who were required to focus on purchasing only from their local state liquor store now must navigate a new distribution system, sometimes with new pricing and new taxes. Likewise, if spirits sales move into private stores and major retail chains, new challenges are created for small or new brands like ours which then must compete for shelf space with larger, more established or better funded brands. If we are successful in growing our brand approval and sales in control states and one or more of those control states privatizes its liquor system, our sales, revenue and profitability derived from sales in those states may be disrupted.

Substantial disruption to production at our distilleries and distribution facilities, or at a facility with which we contract or partner for production, could occur.

A disruption in production at our distilleries or third-party production facilities could have a material adverse effect on our business. In addition, a disruption could occur at any of our other facilities or those of our suppliers, bottlers, co-packers or distributors. The disruption could occur for many reasons, including a full production schedule, fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and financial performance.

Disruption within our supply chain, contract manufacturing or distribution channels could have an adverse effect on our business, financial condition and results of operations.

The prices of ingredients, other raw materials, packaging materials, aluminum cans, glass bottles and other containers fluctuate depending on market conditions, governmental actions, climate change and other factors beyond our control. Substantial increases in the prices of our ingredients, other raw materials, packaging materials, aluminum cans and other containers, to the extent they cannot be recouped through increases in the prices of finished beverage products, could increase our operating costs and reduce our profitability. Increases in the prices of our finished products resulting from a higher cost of ingredients, other raw materials, packaging materials, aluminum cans and other containers could affect affordability in some markets and reduce our sales. In addition, some of our ingredients as well as some packaging containers, such as aluminum cans and glass bottles, are available from a limited number of suppliers. We and our suppliers and co-packers may not be able to maintain favorable arrangements and relationships with these suppliers, and our contingency plans may not be effective in preventing disruptions that may arise from shortages of any ingredients that are available from a limited number of suppliers. Adverse weather conditions may affect the supply of other agricultural commodities from which key ingredients for our products are derived. An increase in the cost, a sustained interruption in the supply, or a shortage of some of these ingredients, other raw materials, packaging materials, aluminum cans and other containers that may be caused by changes in or the enactment of new laws and regulations; a deterioration of our relationships with suppliers; supplier quality and reliability issues; trade disruptions; changes in supply chain; and increases in tariffs; or events such as natural disasters, widespread outbreaks of infectious diseases, power outages, labor strikes, political uncertainties or governmental instability, or the like could negatively impact our net operating revenues and profits.

Our reliance on distributors, retailers and brokers, or our inability to expand the TBN, could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to maintain and expand our existing markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable distributors, retailers and brokers strategically positioned to serve those areas, and our ability to expand the reach of the TBN. Most of our distributors, retailers and brokers sell and distribute competing products and our products may represent a small portion of their business. This network’s success will depend on the performance of its distributors, retailers and brokers. There is a risk that the mentioned entities may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other beverage companies who have greater resources than we do. To the extent that our distributors, retailers and brokers are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and results of operations could be adversely affected. Furthermore, the financial position or market share of such third parties may deteriorate, which could adversely affect our distribution, marketing and sales activities.

We also expect to expand our business into other geographic markets by expanding our TBN network and entering new relationships or joint ventures with additional North American Indian tribes. While we believe we have a significant first mover advantage in our ability to attract and expand the interest of North American Indian tribes in establishing distilleries on tribal lands, it is possible that the interest of tribes in the construction or operation of distilleries will not develop as expected or will develop at a slower pace. To the extent we are unable to expand the TBN in a timely manner or at all, our sales and results of operations could be adversely affected.

Our ability to maintain and expand our distribution network and attract additional distributors, retailers and brokers, and to expand the TBN will depend on many factors, some of which are outside our control. Some of these factors include:

•        the level of demand for our brands and products in a particular distribution area;

•        our ability to price our products at levels competitive with those of competing products; and

•        our ability to deliver products in quantity and at the time ordered by distributors, retailers and brokers.

We may not be able to successfully manage all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve success regarding any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

Our TBN efforts may not be successful.

Our business plan includes licensing our products, services and concepts to certain third parties, including tribal business entities or American Indian tribes as part of the TBN. As planned, we would receive royalties associated with revenues earned through non-exclusive limited licenses for the right to use, sell and assign certain of our patents, trademarks, brands, recipes and other protected assets. However, these efforts may not be successful. While the current plan does not envision us providing any capital to build out and operate these licensed locations, our involvement in these efforts will require the time and efforts of our employees and executives, which may detract from their time spent building our brand and value as a standalone entity. The risks associated with our TBN plan, which individually or in the aggregate, could harm our overall brand, reputation, perception in the market and financial position, include:

•        Sovereign Immunity and Choice of Venue — Tribes enjoy sovereign immunity for certain activities that take place on trust land. Since it is envisioned that these partnerships will occur on trust land, we intend to seek a waiver of sovereign immunity. There can be no assurance that such a waiver will be granted, or if it would be interpreted as enforceable later. Likewise, unless a tribe grants us a waiver to seek relief in a federal or state court, there is a risk that a dispute must be heard in Tribal court, which may not provide us with a fair hearing.

•        Right of entry — In the event we secure a waiver of sovereign immunity or the right to seek a venue for hearing in federal or state courts, there is no guarantee that we will secure an adequate right of entry onto Tribal land to enforce our rights. Such rights could include recovery of intellectual property, personal property or other property, goods, equipment, stock or other tangible assets owed to us. Even if we secure a right of entry, there can be no assurance that we will be respected or enforced by proper authorities with jurisdiction over the matter.

•        Product Quality — There can be no assurance that our Tribal partners will adequately follow each of our prescribed procedures, recipes and protocols to ensure compliance with labeling standards or the quality of product that we otherwise insist on or they may not keep sufficiently detailed records for state and federal auditing purposes. Either event could cause products to be redistilled, dumped, impounded or disposed of in a way that adversely impacts our operating results and financial condition.

•        Failure to Produce — Our Tribal partners might fail to produce the amount of product required to meet demand, fulfill contracts or propose new products to distribution outlets. Further, equipment, raw ingredients and/or finished ingredients or goods may not be readily available for licensed partners at any given time, which could negatively impact the cash flow and deliverability of an operation, the licensed partners and/or our brand.

•        Cross Sales into Distribution Channels — Our Tribal partners might attempt to directly sell into the market in violation of our distribution agreements, or attempt to compete with us in distribution outside the context of a formal company-wide distribution plan, which could disrupt our contractual or legal obligations, undercut us in the market, flood the market with product or cause confusion within distribution channels.

•        Change of leadership — Tribal organizations have regular elections for leadership positions. It is almost certain that at some point during the negotiation, design, construction or operation of a location that a change in Tribal governance will conflict with the operation of the business to the detriment of us. This could result in our decision to seek early termination of a contract to avoid disruptions in other parts of our business or to protect the integrity of our brand and reputation if the relationship with a Tribal partner materially deteriorates.

•        Failure to resell the concept — The initial Tribes with which we work may not inspire other Tribes to join the TBN, thereby impacting the future number of TBN locations and future anticipated growth plans. Accordingly, an insufficient number of Tribal partners may decide to join the TBN, or such licensees may have an insufficient level of sales to justify or sustain continued operations.

•        Failure to take our management input into account — Tribal partners may not consider our desire or input with respect to production, branding, marketing, sales and distribution.

•        Failure to have adequate oversight over employees, personnel, product — As the actual employer of employees operating the new locations, tribes may not consider our hiring input or guidance as it relates to customer service, technical and quality assurance, documentation and compliance, among other issues. In such an event, we would have little recourse to remove Tribal employees from key positions.

•        Failure to have access to the books and records — Tribal partners might withhold financial information from us such that we cannot adequately determine sales, costs and net revenues, among other financial metrics.

•        Interpretation of federal or state law; failure to follow the law — We are one of the first entities attempting to license spirits manufacturing. There is a risk that federal, state and/or local regulators may view this activity as a violation of applicable laws, rules or regulations, such that we and our licensed partners must adapt our business plans and strategies, or to abandon our TBN plans altogether. There is also a risk that a member tribe in our TBN may not follow the law.

•        Community backlash — Before, during or after our partnerships, Tribal or non-Tribal members might accuse us of engaging in activities that enhance or promote alcoholism and our impact on Indian communities. Such a campaign could tarnish our brand and put pressure on us or our Tribal partners to terminate our arrangements.

•        Failure to be perceived as authentically “local” — Some consumers may not view the idea of licensed distilleries as being authentically “local,” such that our brand reputation and products may be diminished in a particular region.

A non-profit or charitable partner could act in a way that damages our brand.

We currently partner with non-profits and charitable organizations to market some of our products to generate sales for our company and raise donations for charities. There is a risk one or more of these entities, or specific people within their groups, could misuse donations we provide them or act in a way not in conformity with the goals or mission of the partnership. This could cause reputational damage to us or to our brands, particularly to our brands, that may be associated with the non-profit efforts and may make it more difficult for us to secure future partners.

If we do not adequately manage our inventory levels, our operating results could be adversely affected.

We need to maintain adequate inventory levels to be able to deliver products to distributors on a timely basis. Our inventory supply depends on our ability to correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly for new products, seasonal promotions and new markets. If we materially underestimate demand for our products or are unable to maintain sufficient inventory of raw materials, we might not be able to satisfy demand on a short-term basis. If we overestimate distributor or retailer demand for our products, we may end up with too much inventory, resulting in higher storage costs, increased trade spending and the risk of inventory spoilage. If we fail to manage our inventory to meet demand, we could damage our relationships with our distributors and retailers and could delay or lose sales opportunities, which would unfavorably impact our future sales and adversely affect our operating results. In addition, if the inventory of our products held by our distributors and retailers is too high, they will not place orders for additional products, which would also unfavorably impact our sales and adversely affect our operating results.

We may not be able to replicate the flavor profiles of our products.

We may develop a following for one or more products in which we might not be able to replicate the recipe or flavor profile. Our super premium aged whiskeys, rums and brandies take time to age, and we follow specific steps in our recipes. There is a chance a particular step is not taken properly or is missed entirely. In this case, it might be years before we find the impact of such actions on the final product and by that time, we may not be able to use that product for our intended purposes, which could impact our business plans and/or revenue targets. It could also mean a product we were planning to age to meet future plans might not be available, which could impact future revenues or value.

There is a long lead time for the production of our products due to the aging process for spirits.

There is a significant lead time required for us to age products to scale up for increased demand. As our footprint and sales grow, it may be difficult for us to produce and adequately age certain of our products to meet or sustain demand. Likewise, if we find suppliers of adequate supplies in the marketplace, there is no guarantee such supplies will remain available, or that if they are available, that the price for such items will be commercially reasonable.

We have a minority ownership interest in another brand, the value of which may never be realized or monetized.

While we have a minority interest in Flavored Bourbon LLC (“FBLLC”), the owner of the Flavored Bourbon brand, there is no guarantee that such brand will ever grow in value or retain its current value. The management team of FBLLC could fail in their efforts to grow the Flavored Bourbon brand and our investment in such a brand may never be monetized. The majority owners of FBLLC, or FBLLC’s management team, could fail to adhere to their contractual obligations to us as they relate to future distributions or payments, which could adversely affect our financial condition and results of operations. If an investor invests in us assuming a certain return or share in proceeds from the growth or sale of such brand, such investor may never realize such returns, or the value of such investor’s investment in us could decrease materially.

In addition, a well-known actor and celebrity is a co-owner of FBLLC and has been publicly and prominently involved in marketing the Flavored Bourbon brand to consumers. If any celebrity associated with the brand falls ill and cannot fully recover, or he or she fully recovers and chooses to disengage from continuing to market the Flavored Bourbon brand, it could severely impact the planned growth for the brand and cause the anticipated future value to never be realized. It could also impact the ability of the Flavored Bourbon brand to be monetized. If an investor invests in us assuming a certain return or share in proceeds from the growth or sale of such brand because of the co-ownership and marketing support of such actor, such investor may never realize such returns, or the value of such investor’s investment in us could decrease materially.

In addition, if any celebrity associated with the brand is accused of making comments or engaging in any activity that is offensive, dangerous or illegal, it could materially impact the value of the Flavored Bourbon brand and an investor’s expectation of returns from the possible sale of such brand.

Some of our future earnings from any sale of FBLLC have been pledged as inducements to secure past financings, which could reduce or eliminate our receipt of gains from the future sale of FBLLC for the benefit of our company or our investors.

As an inducement to obtain financing in 2022 and 2023 through the sale of convertible notes, we agreed to pay to the investors in such financings a portion of the proceeds we may receive from the sale of FBLLC or the Flavored Bourbon brand in the amount of 150% of their subscription amounts. For additional information regarding such payment obligation, see Note 5 to our consolidated financial statements for the years ended December 31, 2024 and 2023 included elsewhere in this prospectus. As a result of such payment obligation, purchasers of our common stock who may have anticipated a certain return, or expected to share in our proceeds, from the growth or sale of FBLLC or the Flavored Bourbon brand may never realize such returns, or the value of such purchasers’ investment in us could decrease materially after required payments to our creditors are made.

Our interest in FBLLC or any future brand or entity in which we invest could be subject to dilution if there is a capital call in which we do not participate.

As a minority owner in FBLLC, we do not control the budget, spending or planning associated with the Flavored Bourbon brand, nor do we control whether there is a capital call, nor the terms of any offering that would result from a capital call. A capital call by FBLLC for which we do not have the resources to participate in full, or at all, could lead to dilution of our ownership in the Flavored Bourbon brand. A capital call by FBLLC could also have terms that put us in a less favorable financial position regarding any future potential earnings of the brand if we do not or cannot participate in such capital call. Conversely, if we choose to participate in a capital call, there is no guarantee of success or a return on such an investment. If an investor invests in us assuming a certain return or share in proceeds from the growth or sale of the Flavored Bourbon brand because of our current ownership level in FBLLC, such investor may never realize such returns, or the value of such investor’s investment in us could decrease materially. In the first quarter 2024, FBLLC completed approximately $10 million of a planned $12 million capital call to fund growth in its operations and marketing. We have no view to when, or if, the final $2 million will be raised via this facility and there should be no expectation that we will participate in the remainder of that offering if they elect to complete it.

An interruption of our operations or a catastrophic event at our facilities or the facilities of a partner or supplier could negatively affect our business.

Although we maintain insurance coverage for various property damage and loss events, an interruption in or loss of operations at any of our distilleries or other production facilities could reduce or postpone production of our products, which could have a material adverse effect on our business, results of operations, or financial condition. To the extent that our premium or value-added products rely on unique or proprietary processes or techniques, replacing lost production by purchasing from outside suppliers would be difficult.

Part of our business plan contemplates our customers storing barreled inventory of aged premium whiskeys, rums and brandies at our barrel storage facility in Gig Harbor, Washington. If a catastrophic event were to occur at this facility or at our warehouses, our customers’ products or business could be adversely affected. The loss of a significant amount of aged inventory at these facilities through fire, natural disaster or otherwise could result in customer claims against us, liability for customer losses, and a reduction of warehouse services revenue.

We also store a substantial amount of our own inventory at our distribution warehouses in Gig Harbor, Washington and Eugene, Oregon. In addition, we store finished goods and merchandise at all of our retail locations. Some of our raw inputs are stored at supplier warehouses until we are ready to receive them. At times we have raw goods, work-in-progress inventory, or finished goods at third-party production or co-packing facilities, or in transit between any number of locations. If a catastrophic event were to occur at any of these locations or while in transit or storage, our business, financial condition or results of operations could be adversely affected. The loss of a significant amount of our aged inventory at these facilities through fire, natural disaster or otherwise could result in a reduction in supply of the affected product or products and could affect our long-term performance of affected brands.

Likewise, the facility of a TBN partner or supplier producing or storing product, inventory or aging inventory could suffer an uninsured or underinsured loss that impacts our business. This could result in a reduction in supply of the affected product or products and could materially adversely affect the long-term performance of certain of our brands.

The formulas, recipes and proportions used in the production of our products may differ materially from those we have assumed for purposes of our business plan.

The assumed formulas, recipes and proportions in our business plan, and the resulting product yields, revenues and profits, could greatly differ from what we assumed. As a result, our financial projections could change dramatically overall and on a per-bottle or per-unit basis. Such changes could result in significant reductions in the assumptions for sales, profits and distributions for stockholders, thereby negatively impacting potential returns for investors or putting the investors’ investments at risk.

We may be disparaged publicly or in the press for not being authentically “craft.”

Having multiple distillery locations, increasing the scale of our operations, collaborating with larger partners to achieve our goals, licensing our brand to third parties for production, or becoming a publicly-traded company could, individually or in the aggregate, impact how and whether consumers, competitors, regulators and the media, among others, perceive us as a “craft” distiller. In addition, because we are permitted to, and often do, source intermediate and finished spirits materials in bulk, such as whiskeys and neutral grain spirits, for blending, flavoring, bottling, mixing or aging, a public accusation or pronouncement by a third party or the press of such a practice as not “craft” could cause us to come under intense scrutiny in the market such that we lose our perception as a “craft” distiller, which could result in consumer backlash, negative news stories, the removal of our products from bars, restaurants and retail stores and the dropping of our products by distributors and wholesalers. Any such scenario would likely cause significant hardship for us and could cause an investment in us to lose all or some of its value.

We are subject to seasonality related to sales of our products.

Our business is subject to substantial seasonal fluctuations. Historically, a significant portion of our net sales and net earnings has been realized during the period from June through August and in November and December. Accordingly, our operating results may vary significantly from quarter to quarter. Our operating results for any quarter are not necessarily indicative of any other results. If for any reason our sales were to be substantially below seasonal norms, our annual revenues and earnings could be materially and adversely affected.

If our inventory is lost due to theft, fire or other damage or becomes obsolete, our results of operations would be negatively impacted.

We expect our inventory levels to fluctuate to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results. Also, our inventory may become obsolete as we introduce new products, cease to produce old products or modify the design of our products’ packaging, which would increase our operating losses and negatively impact our results of operations.

Weather conditions may have a material adverse effect on our sales or on the price of raw materials used to produce spirits.

We operate in an industry in which performance is affected by the weather. Extreme changes in weather conditions may result in lower consumption of craft spirits and other alcoholic beverages. Unusually cold spells in winter or high temperatures in the summer can result in temporary shifts in customer preferences and impact demand for the alcoholic beverages we produce and distribute. Similar weather conditions in the future may have a material adverse effect on our sales, which could affect our business, financial condition and results of operations. In addition, inclement weather may affect the availability of grain used to produce raw spirit, which could result in a rise in raw spirit pricing that could negatively affect margins and sales.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business, operations or financial performance, and water scarcity or poor quality could negatively impact our production costs and capacity.

Our business depends upon agricultural activity and natural resources. There has been much public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events and climate change may negatively affect agricultural productivity in the regions from which we presently source our agricultural raw materials. Decreased availability of our raw materials may increase the cost of goods for our products. Severe weather events, or changes in the frequency or intensity of weather events, can also disrupt our supply chain, which may affect production operations, insurance cost and coverage, as well as delivery of our products to wholesalers, retailers and consumers.

Water is essential in our product production and is a limited resource in some of the regions in which we operate. If climate patterns change and droughts become more severe in any of the regions in which we operate, there may be a scarcity of water or poor water quality which may affect our production costs or impose capacity constraints. Such events could adversely affect the results of operations and financial condition.

During the fermentation process required to make spirits, carbon dioxide is produced and vented into the atmosphere. Currently there are no regulations in the industry requiring capture of carbon dioxide. If a government decided to implement such requirements, it might not be technically feasible for us to comply, or to comply in a way that allows us to operate profitably. Failure to implement any such rules could result in temporary or permanent loss of licenses, fines, penalties or other negative outcomes for us.

The equipment we use and intend to purchase in the future to make our products or offer our services may not perform as planned or designed.

The equipment we use and intend to purchase in the future to make our products or offer our services may not perform as planned or designed. Such failures could significantly extend the time required to make batches of products for sale. As such, our reputation could suffer, thereby impacting future sales and revenues.

Further, given that we are engaged in a manufacturing process, it is likely that equipment will break down or wear out, including after the lapse of a warranty period related to such equipment, which could require us to expend unanticipated resources to repair or replace such equipment, thereby delaying, reducing or otherwise impacting our anticipated revenues.

Temperature issues in fermentation vessels, bacteria or other contamination could negatively affect the fermentation process for our products.

Our products require proper fermentation of grains or fruits. Temperature issues in fermentation vessels could negatively affect the fermentation process, as could bacteria or other contamination. As such, faulty fermentation or contamination could force us to discard batches of fermenting product before it can be distilled. This would not only cost us in wasted fermenting products that must be disposed of, but would also extend the sales cycle for the affected products, thereby delaying, reducing or otherwise impacting our anticipated revenues.

We operate in highly-competitive industries, and competitive pressures could have a material adverse effect on our business.

The alcoholic beverages production and distribution industries in our region are intensely competitive. The principal competitive factors in these industries include product range, pricing, distribution capabilities and responsiveness to consumer preferences, with varying emphasis on these factors depending on the market and the product. The alcoholic beverage industry competes with respect to brand recognition, product quality, brand loyalty, customer service and price. Our failure to maintain and enhance our competitive position could materially and adversely affect our business and prospects for business. Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our products, including our quality or pricing, compared to competitor’s products. Unit volume and dollar sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and provincial agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons.

Our failure to manage growth effectively or prepare for product scalability could have an adverse effect on our employee efficiency, product quality, working capital levels and results of operations.

Any significant growth in the market for our products or our entry into new markets may require an expansion of our employee base for managerial, operational, financial, and other purposes. During any period of growth, we may face problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our employee base. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate and motivate new employees.

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the marketing of the products we sell and the hiring of additional employees. For effective growth management, we must continue to improve our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers.

We may not be successful in introducing new products and services.

Our success in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design, development and approval, and timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product or service decisions must anticipate changes in the industries served. There can be no assurance that we will be successful in selecting, developing, and marketing new products and services or in enhancing our planned products or services. Failure to do so successfully may adversely affect our business, financial condition and results of operations.

Further, new product and service introductions or enhancements by our competitors, or their use of other novel technologies, could cause a decline in sales or a loss of market acceptance of our planned products and services. Specifically, our competitors may attempt to install systems or introduce products or services that directly compete with our planned products or service offerings with newer technology or at prices we cannot meet. Depending on our customer arrangements then in effect, we could lose customers as a result.

Our management team may not be able to successfully implement our business strategies.

If our management team is unable to execute our business strategies, then our development, including the establishment of revenues and our sales and marketing activities, would be materially and adversely affected. In addition, we may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any future growth. We may seek to augment or replace members of our management team, or we may lose key members of our management team, and we may not be able to attract new management talent with sufficient skill and experience.

If we are unable to retain key executives and other key affiliates, our growth could be significantly inhibited and our business harmed with a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and operational and technical expertise of certain key personnel. Justin Stiefel, our Chief Executive Officer, and Jennifer Stiefel, our President, perform key functions in the operation of our business. The loss of either officer could adversely affect our business, financial condition and results of operations. We do not maintain key-person insurance for members of our management team beyond those two executive officers because it is cost prohibitive to do so at this point. If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects.

Our success in the future may depend on our ability to establish and maintain strategic alliances, and any failure on our part to establish and maintain such relationships would adversely affect our market penetration and revenue growth.

Due to the regulated nature of the alcoholic beverage industry, we must establish strategic relationships with third parties. Our ability to establish strategic relationships will depend on many factors, many of which are outside our control, such as the competitive position of our product and marketing plan relative to our competitors. We may not be able to establish other strategic relationships in the future. In addition, any strategic alliances that we establish may subject us to several risks, including risks associated with sharing proprietary information, loss of control of operations that are material to developed business and profit-sharing arrangements. Moreover, strategic alliances may be expensive to implement and subject us to the risk that the third party will not perform its obligations under the relationship, which may subject us to losses over which we have no control or expensive termination arrangements. As a result, even if our strategic alliances with third parties are successful, our business may be adversely affected by factors outside of our control.

Our strategy may include acquiring companies or brands, which may result in unsuitable acquisitions or failure to successfully integrate acquired companies or brands, which could lead to reduced profitability.

We may embark on a growth strategy through acquisitions of companies or operations that complement our existing product lines, customers or other capabilities, such as our recent acquisition of Thinking Tree Spirits. We may be unsuccessful in identifying suitable acquisition candidates or may be unable to consummate desired acquisitions. To the extent any acquisitions are completed, we may be unsuccessful in integrating acquired companies or their operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse impact on future profitability. Some of the risks that may affect our ability to integrate, or realize any anticipated benefits from, acquisitions include:

•        unexpected losses of key employees or customers of the acquired company;

•        difficulties integrating the acquired company’s products, services, standards, processes, procedures and controls;

•        difficulties coordinating new product and process development;

•        difficulties hiring additional management and other critical personnel;

•        difficulties increasing the scope, geographic diversity and complexity of our operations;

•        difficulties consolidating facilities or transferring processes and know-how;

•        difficulties reducing costs of the acquired company’s business;

•        diversion of management’s attention from our management; and

•        adverse impacts on retaining existing business relationships with customers.

Our recent acquisition of Thinking Tree Spirits could present several challenges or potential liabilities that could adversely affect our business, including the following:

•        we may not be able to fully integrate the acquired brands or products into our platform;

•        we may not be able to recover the cost of the investment in a way that makes the acquisition profitable or a good decision;

•        we may suffer reputational harm in the communities in which Thinking Tree Spirits is located from people who object to a local business being acquired;

•        we may not have been given all relevant information during our due diligence process, which could have affected our decision to proceed with the acquisition or could have allowed us to renegotiate the purchase price or other terms;

•        we are obligated by certain earn-out provisions of our purchase contract to issue to the sellers of Thinking Tree Spirits additional shares of our common stock over the next three years if the Thinking Tree Spirits brands grow in revenue over that period, which could lead to dilution for all other shareholders; and

•        as the purchaser in the acquisition, we may be subject to litigation related to certain acts of Thinking Tree Spirits or its management that occurred prior to the acquisition, including wrongful termination or age discrimination claims, securities fraud, whistleblower issues or other matters, known or unknown to us at the time.

We may enter partnerships, co-branding arrangements, licensing agreements, co-location, joint branding or other collaborative arrangements with other brands, producers, partners or celebrities which could distract from our core business plans, create new risks for our company or otherwise dilute our efforts at growing the value of our company or our brands.

To grow our sales, increase revenue, open new channels of distribution or increase the presence of our company or a brand, we may enter in several arrangements or agreements, including but not limited to partnerships, co-branding arrangements, licensing agreements, co-location, joint branding or other collaborative arrangements, with other brands, producers, partners or celebrities. Examples of some of these arrangements could include:

•        Co-branded or jointly branded products — There is a risk that the co-branding does not work or does not make sense to the consumer, which would depress sales and could result in a loss of the effort, time and money spent on developing such products. There is also a risk the other brand owner with whom we partnered on the effort may not be able to fulfill its agreements, thereby resulting in lower sales, revenue and profitability compared to expectations heading into such arrangements. There is a risk the other brand owner cannot pay its bills, becomes insolvent, files for bankruptcy, is foreclosed upon or otherwise must cease operations, in which case we could have a co-branded product without a corresponding co-branding partner. In such a case, it may also be that we lose the right to continue using the co-branded designs, recipes or trademarks because of a change in operation. There is also a risk that the entity with whom we have co-branded, or one of its employees, managers, executives, directors, or prominent shareholders, does or says something to cause harm to the co-branded product and our brand by association.

•        Licensing Agreements — There is a risk that if we license to others one or more of our brands, trademarks or patents, the licensee might not pay us the licensing fees or royalties due to us for a variety of reasons. The licensee might attempt to modify or use such licensed items in an inappropriate way inconsistent with our company, the brand, or the terms of the license. There is a risk the licensee, or one of its employees, managers, executives, directors, or prominent shareholders, does or says something to cause harm to the licensed product and our brand by association.

•        Co-location — We may decide to co-locate or co-brand retail spaces with other distillers or producers, either in their space or in our space to increase the variety of our offerings, attract new consumers to our space or get our brand and products in front of consumers in areas of the country where we do not have a physical presence. There is a risk that the co-location does not work or does not make sense to the consumer, which would depress sales and could result in a loss of the effort, time and money spent on developing such co-location presence. There is also a risk the other brand owner with whom we partnered in the effort may not be able to fulfill its agreements, thereby resulting in lower sales, revenue and profitability compared to expectations heading into such an arrangement. There is a risk the staff of the co-location partner does not represent our brand properly to consumers, or creates confusion about the brand or the products, or otherwise encourage consumers to skip purchasing our brands in favor of trying and purchasing their own brands. Likewise, there is a risk the co-location partner accuses our retail employees of not representing the co-located brand properly to consumers, or creating confusion about the brand or the products, or otherwise is accused of encouraging consumers to skip purchasing those brands in favor of trying and purchasing our own brands. There is a risk the other brand owner cannot pay their debts, becomes insolvent, files for bankruptcy, is foreclosed upon or otherwise must cease operations, in which case we could have a co-located presence without a corresponding co-location partner to fulfill its terms of the agreement. In such a case, it may also be that we lose the right to continue using the co-located space to market and sell our products. There is also a risk that the entity with which we have co-located, or one of its employees, managers, executives, directors, or prominent shareholders, does or says something to cause harm to the co-located product and our brand by association.

•        Other collaborative arrangements with brands, producers, partners, or celebrities — We may enter into collaborative agreements with other brands, producers, partners, or celebrities. There is a risk that those collaborative partners might not fulfill their obligations under the agreements, or they may not pay fees or royalties due to us. They may use licenses from us in an inappropriate way inconsistent with our company, our brands, or the terms of the license. There is a risk they could do or say something to cause harm to our brand or the collaboration effort by association.

Any one or more of the above risks, if they materialize, could result in lower sales, less revenue than anticipated, less profit than anticipated or a reduction in the value of our brands or reputation or value, which could have a material adverse effect on our business or operating results.

From time to time, we may become subject to litigation specifically directed at the alcoholic beverage industry, as well as litigation arising in the ordinary course of business.

Companies operating in the alcoholic beverage industry may, from time to time, be exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. Various groups and governmental agencies have, from time to time, publicly expressed concern over problems related to harmful use of alcohol, including drinking and driving, underage drinking and health consequences from the use or misuse of alcohol, and efforts have been made attempting to tie the consumption of alcohol to certain diseases, including various cancers. These campaigns could result in an increased risk of litigation against us and other companies in our industry. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future.

From time to time, we may also be party to other litigation in the ordinary course of our operations, including in connection with commercial disputes, enforcement or other regulatory actions by tax, customs, competition, environmental, anti-corruption and other relevant regulatory authorities, or, following this transaction, securities-related class action lawsuits, particularly following any significant decline in the price of our securities. Any such litigation or other actions may be expensive to defend and result in damages, penalties or fines as well as reputational damage to us and our spirits brands and may impact the ability of management to focus on other business matters. Furthermore, any adverse judgments may result in an increase in future insurance premiums, and any judgments for which we are not fully insured may result in a significant financial loss and may materially and adversely affect our business, results of operations and financial results.

We may not be able to maintain our production, co-branded or co-packed spirits products or win any such agreements in the future.

We have previously secured, and continue to bid on, contract production, co-branded or co-packed spirits products. However, there is no guarantee that we can maintain those contracts, or that any products produced pursuant to such contracts will have success in the market, or that we can continue to secure additional similar projects. The loss of any such current or future projects could significantly impact our cash flow, finances and equipment utilization rates.

We have affiliations with products associated with more established brands and celebrities.

More established brands with which we partner, for which we produce products or with which we are otherwise engaged in business could become the subject of public criticism for the actions, or lack thereof, related to issues in the public sphere. This could include the actions of executives, employees or spokespersons associated with such brands, or public positions related to social or political matters. Such items could negatively impact the perception of our brand by association.

We are also endorsed by certain celebrities, and we have an ownership interest in brands associated with celebrities. There is a risk that actions taken by such celebrities could negatively impact our brand or the perception of our goods and services. Any brands in which we have an ownership interest that are associated with public figures could have a diminished value due to certain actions taken by such public figures.

We may be subject to claims for personal injuries at our facilities.

We offer tours of our facility and, pursuant to our My Batch program, allow customers to assist the distillers and other employees in the use of our equipment to make products for the customers’ specific purchase under our supervision. We also allow the public entry into other areas of our facilities, including our tasting rooms, and sometimes we make our spaces available for private events.

Because of the processes, equipment, products and chemicals we have on-site, employees, customers, delivery persons, vendors, suppliers, contractors or other persons could be injured or killed in the event of an accident. Any such result could force us to limit or curtail all or some of our operations or sales, thereby negatively impacting our financial performance significantly. Such an incident may also cause us to be subject to significant liability that may not be covered by insurance. In addition, such an event would likely result in litigation that could be costly and could distract our management from operations.

We may be subject to vandalism or theft of our products or equipment.

We may be subject to vandalism or theft of our products or equipment, including, but not limited to, theft by our employees or “shrinkage.” Loss of a product or equipment could take a long time to replace, causing disruptions in our cash flow and overall financial position. Such events may not be covered by insurance, in whole or in part. If covered by insurance, the cost of our deductible could be high. Any such event could pose a material challenge to our ability to maintain operations. Further, if loss is the result of employee theft or shrinkage of products, federal or state agency audits may result in a penalty for loss of product outside of allowed norms.

A failure of one or more of our key IT systems, networks, processes, associated sites or service providers could have a material adverse impact on our business operations, and if the failure is prolonged, our financial condition.

We rely on IT systems, networks and services, including internet sites, data hosting and processing facilities and tools, hardware (including laptops and mobile devices), software and technical applications and platforms, some of which are managed, hosted, provided and used by third parties or their vendors, to assist us in the management of our business. The various uses of these IT systems, networks and services include, but are not limited to: hosting our internal network and communication systems; supply and demand planning; production; shipping products to customers; hosting our distillery websites and marketing products to consumers; collecting and storing customer, consumer, employee, stockholder, and other data; processing transactions; summarizing and reporting results of operations; hosting, processing and sharing confidential and proprietary research, business plans and financial information; complying with regulatory, legal or tax requirements; providing data security; and handling other processes necessary to manage our business.

Increased IT security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other types of attacks pose a potential risk to the security of our IT systems, networks and services, as well as the confidentiality, availability, and integrity of our data, and we have in the past, and may in the future, experience cyberattacks and other unauthorized access attempts to our IT systems. Because the techniques used to obtain unauthorized access are constantly changing and often are not recognized until launched against a target, we or our vendors may be unable to anticipate these techniques or implement sufficient preventative or remedial measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access. In the event of a ransomware or other cyber-attack, the integrity and safety of our data could be at risk, or we may incur unforeseen costs impacting our financial position. If the IT systems, networks or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information due to any number of causes ranging from catastrophic events, power outages, security breaches, unauthorized use or usage errors by employees, vendors or other third parties and other security issues, we may be subject to legal claims and proceedings, liability under laws that protect the privacy and security of personal information (also known as personal data), litigation, governmental investigations and proceedings and regulatory penalties, and we may suffer interruptions in our ability to manage our operations and reputational, competitive or business harm, which may adversely affect our business, results of operations and financial results. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our employees, stockholders, customers, suppliers, consumers or others. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or technological failure and the reputational damage resulting therefrom, to pay for investigations, forensic analyses, legal advice, public relations advice or other services, or to repair or replace networks and IT systems. Even though we maintain cyber risk insurance, this insurance may not be sufficient to cover all our losses from any future breaches or failures of our IT systems, networks and services.

We are testing the use of Artificial Intelligence (AI) in our marketing, branding and other efforts, which could create several risks for our operations.

We are testing various AI tools and efforts to achieve multiple objectives, including but not limited to, creating new creative material to support our brands and marketing efforts, creating new designs for packaging and marketing, creating content for social media and other uses, streamlining the placement of paid advertising via streaming services or social media to maximize efficacy, speed up development of such efforts or to cut costs associated with these efforts. Such efforts may not yield the results we want or provide a satisfactory return on investment.

In addition, some of companies offering AI tools we use or may use in the future, which may be free or may be accessible in beta testing mode, may begin to charge us for their services or increase their fees to use such tools. These costs or cost increases could become unaffordable for us or not fit within our budget parameters. If we have become reliant upon such tools and we can no longer afford to use them, our revenue and profitability may be affected in a negative way. If the loss of such tools results in fewer sales and less revenue, our business operations may be negatively impacted, which could adversely affect the value of our common stock.

It is also possible that some of the AI tools we become reliant upon may be acquired by third parties that will restrict their use, making it either not economically feasible for us to continue using them, or not give us access to the tools at all. In this case, we may be required to hire new employees or consultants, find new outside vendors, or change strategies or tactics to meet our planned objectives, sales targets, revenue and profitability. If the use of such AI tools drives new revenue, increases our sales or profitability, or lowers our costs, the resulting loss of access to them could have an overall negative impact on our business.

Recent court cases have determined that AI-generated content may not qualify for copyright protection. As such, a product, good, service, design, element or some other item we create using AI tools and put into commerce to market or sell a brand, service or product may not qualify for such protection, which could weaken our intellectual property portfolio and allow competitors to use such elements for their own or competing purposes. This could lead to product or brand confusion in the marketplace with little to no way for us to enforce intellectual property rights we might otherwise rely upon.

The AI tools we may come to rely upon may create third-party liability for our company.

The use of AI for business-related activities is still in its very early days and the use of AI is still unproven. In some cases, we may use AI tools to create new branding, marketing materials, strategies, content, or documents to achieve our goals or objectives. Because AI tools work with ever-changing inputs in the background and we have no visibility to how the AI tools are performing their work, there is a risk that a product produced by an AI tool for us infringes on another person’s, brand’s or entity’s intellectual property, or that the finished product was also provided by the AI tool to other persons, brands, entities or businesses who may or may not be in competition with us. The use of similar finished products in marketing, branding, advertising, strategies, or tactics could cause confusion in the marketplace or open us up to accusation of plagiarism or the violation of another’s intellectual property rights. Such accusations, if proven true, could cause disruptions for us, cause us to have to change tactics or strategies resulting in fewer sales and less revenue, or subject us to liability for monetary compensation.

There is also a risk that the work product coming from AI tools we use may result in a finished product that is based on the biases of the inputs of the creators, programmers or engineers of such AI tools. Further, such biases could be built into how the algorithms driving such AI are constructed, altering the outputs in a way that makes our use of the finished work product less effective or not consistent with our company or our brand objectives.

There is a risk that competitors, members of the public or others who want to hurt our company or our brand, begin to post false information on social media about our company or our brands that causes a backlash among consumers, or use AI to create false narratives about our company. There is also a risk that social media influencers, pundits or public personalities who may be viewed as controversial attempt to align themselves with our company or our brands that causes a backlash among consumers.

AI tools are being used to create fake video clips and fake images. Some AI tools can also allow users to create videos in which it appears someone is doing or saying something that never took place. These videos are becoming very difficult, if not impossible, to identify as fake. There is a risk that someone could create videos or clips purporting to show one of our employees, executives, directors, contractors, suppliers, vendors, partners, influencers or other party or affiliate associated with our company saying something offensive, hurtful, defamatory, or otherwise designed in such a way as to harm our reputation or the reputation of our brands. In such cases, the resulting public backlash or boycotts of our products, the potential for cancelled partnerships, or the removal of our products or brands from distribution, bars, restaurants, retail shelves or other locations where they are sold and served, could cause us to lose sales and revenue and impact our operations or business prospects. Such actions could also cause reputational harm to our company and our brands that cannot be overcome, thereby impacting our ability to conduct business or to generate sales or profits, and ultimately negatively impact the value of our common stock.

There is also a risk that social media influencers, pundits or public personalities who may be viewed as controversial by some group or community attempt to align themselves with our company or our brands that causes a backlash among consumers or specific groups or communities. These people, acting on their own or in concert with others, could feel they are making positive posts about us or our brands, but communities or groups with opposing viewpoints from those posting about us could attempt to create a backlash against our company or our brands due to the appearance of the association with such people. If we or our brands were to get swept up in a backlash or boycott of our products, goods or services simply because of the public comments made by others, even if we are not involved and do not condone or sanction such comments, our sales, revenue and profits could be impacted, and it could ultimately negatively impact the value of our common stock.

There is a risk that the Cryptocurrency Treasury Reserve Policy we adopted, as it may be amended from time to time, does not adequately address risks regarding the acceptance, acquisition, handling, storage, use and disposition of cryptocurrencies, which could create a number of risks for us and our stockholders.

We adopted a formal Cryptocurrency Treasury Reserve Policy. As we accumulate and use cryptocurrencies, there are risks associated with the volatility, stability, price, utilization, adoption, recognition, regulation, taxation, storage, handling and security of transacting, holding or using such cryptocurrencies in our business which could impact our balance sheet, liquidity and profitability. Such risks include, but are not limited to:

•        continued worldwide growth in the adoption and use of cryptocurrencies;

•        government and quasi-government regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of cryptocurrency systems;

•        the maintenance and development of the open-source software of the Story Network and the blockchains associated with other cryptocurrencies we may hold;

•        the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•        accepting cryptocurrency as a form of payment for our goods or services, and then subsequently seeing the value of such cryptocurrencies fall, which would have a negative impact on our effective net gross margin and ultimately our ability to reach or maintain profitability;

•        having any cryptocurrencies we own and hold be subject to fraud, hacking or theft as a result of not being properly stored or handled, or as a result of a breach of information that allows a third party to improperly access and transfer such cryptocurrencies out of our possession, which could impact our total assets, balance sheet and liquidity;

•        acquiring and holding such cryptocurrencies and then selling some or all of those holdings into the market for cash before an event that increases the value of those cryptocurrencies, meaning we would have lost out on an increase in the value of that asset had we held it longer;

•        selling cryptocurrencies we own such that followers of cryptocurrencies who may have become, or could have become loyal customers of ours, because we engage in the use of cryptocurrencies could view such sale as not being in line with their belief that cryptocurrency should be used to replace fiat currencies. In such cases this could result in fewer customers, fewer purchases, less revenue and an overall reduction in business relative to the trajectory we may have been on, which could impact our financial result or reputation negatively;

•        accepting cryptocurrencies as a form of payment for goods or services could be subject to transactions fees that are higher than regular credit card processing or similar fees, which could impact our financial results, profitability and net income or loss;

•        based on new accounting rules adopted by the Financial Services Accounting Board, the value of cryptocurrencies held by public companies may be marked to market. In the event we hold any such cryptocurrencies in our treasury as an asset on our balance sheet and the value or price of such cryptocurrencies fall in any one month or reporting period, it would require us to write down the value of that asset, which would negatively impact our income statement for that reporting period and increase a loss for the period, reduce any reported profits for the period, or turn a profitable period into a period with a reported loss, which could reflect poorly on us in the market and impact the price of our stock;

•        there is a risk that the service providers we use for our points of sale elect to not service or stop accepting cryptocurrencies as a form of payment for us, which could restrict our access to the market and our ability to sell goods for the exchange of such cryptocurrencies that might have been part of our business or strategic plans;

•        the trading prices of many cryptocurrencies, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the trading prices of cryptocurrencies we may hold or own could have a material adverse effect on our balance sheet, income, liquidity and enterprise value;

•        cryptocurrencies represent a new and rapidly evolving industry, and a portion of our actual or perceived value that we garner from any future acceptance or use of such assets depends on the continued acceptance, adoption and trust of such cryptocurrencies by users and the markets; and

•        a portion of the value of our shares may be related directly to the value of cryptocurrencies we may own or hold, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

Our failure to adequately maintain and protect the personal information of our customers or our employees in compliance with evolving legal requirements could have a material adverse effect on our business.

We collect, use, store, disclose or transfer (collectively, “process”) personal information, including from employees and customers, in connection with the operation of our business. A wide variety of local and international laws as well as regulations and industry guidelines apply to the privacy and collecting, storing, use, processing, disclosure and protection of personal information and may be inconsistent among countries or conflict with other rules. Data protection and privacy laws and regulations are changing, subject to differing interpretations and being tested in courts and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

A variety of data protection legislation apply in the United States at both the federal and state level, including new laws that may impact our operations. For example, the State of California has enacted the California Consumer Privacy Act of 2018 (“CCPA”), which generally requires companies that collect, use, share and otherwise process “personal information” (which is broadly defined) of California residents to make disclosures about their data collection, use, and sharing practices, allows consumers to opt-out of certain data sharing with third parties or the sale of personal information, allows consumers to exercise certain rights with respect to any personal information collected and provides a new cause of action for data breaches. In addition, a new privacy law, the California Privacy Rights Act (“CPRA”), which significantly modifies the CCPA, was approved by ballot initiative during the November 3, 2020 general election. There remains significant uncertainty regarding the timing and implementation of the CPRA, which may require us to incur additional expenditures to ensure compliance. Additionally, the Federal Trade Commission, and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. The burdens imposed by the CCPA and other similar laws that have been or may be enacted at the federal and state level may require us to modify our data processing practices and policies and to incur additional expenditures to comply.

Compliance with these and any other applicable privacy and data protection laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new privacy and data protection laws and regulations. Our actual or alleged failure to comply with any applicable privacy and data protection laws and regulations, industry standards or contractual obligations, or to protect such information and data that we processes, could result in litigation, regulatory investigations, and enforcement actions against us, including fines, orders, public censure, claims for damages by employees, customers and other affected individuals, public statements against us by consumer advocacy groups, damage to our reputation and competitive position and loss of goodwill (both in relation to existing customers and prospective customers) any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Additionally, if third parties that we work with, such as vendors or developers, violate applicable laws or our policies, such violations may also place personal information at risk and have an adverse effect on our business. Even the perception of privacy concerns, whether or not valid, may harm our reputation, subject us to regulatory scrutiny and investigations, and inhibit adoption of our spirits and other products by existing and potential customers.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brands depends upon the positive image that consumers have of them. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the distillation and fermentation processes could lead to low beverage quality as well as illness among, or injury to, consumers of our products and could result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations.

We could be faced with risks associated with cyberattacks or digital theft by non-state actors or countries since the Russian invasion of Ukraine and the terrorist attacks by Hamas on Israel, past attacks by Iran, the resulting responses by Israel, recent cryptocurrency thefts by international hackers, or other similar threats.

Increased IT security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, theft of cryptocurrencies, social engineering, hacking and other types of attacks pose a potential risk to the security of our IT systems, networks and services, as well as the confidentiality, availability and integrity of our data, and we have in the past, and may in the future, experience cyberattacks and other unauthorized access attempts to our IT systems. These attempts could increase as state and non-state actors look to disrupt companies in the U.S. Specifically as it relates to potential attacks from Russia, Hamas, Iran or aligned groups, we cannot choose which countries, non-state actors or private groups to defend against. Our focus is on maintaining the integrity of our systems regardless of the source of the threat.

From a physical threat perspective, we do not have, and do not plan to have, employees in Ukraine or Israel nor in regions in their vicinity. Likewise, we do not currently, nor do we plan to, source materials or inputs from, or make investments in, those regions. To the extent there may be future sourcing, hiring or investment decisions in or near those regions, our board of directors would need to evaluate the risks and approve such action given the heightened risks associated with those regions currently. Likewise, from an IT or cybersecurity threat perspective, our board will need to receive regular reports from our IT team, including an assessment of attempted attacks, new methods of attack and defense, and updates regarding the state-of-the-art techniques provided by our vendors to help fend off such attacks. In addition, we anticipate that if we are to maintain or secure insurance coverage to compensate us for losses from any such attacks, that coverage and the steps required to ensure the coverage stays in place will be overseen by at least one committee of our board in the normal course of business.

The techniques used to obtain unauthorized system access are constantly changing and often are not recognized until launched against a target. As such, we or our vendors may be unable to anticipate these techniques or implement sufficient preventative or remedial measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access. In the event of a ransomware or other cyber-attack, the integrity and safety of our data could be at risk, or we may incur unforeseen costs impacting our financial position. If the IT systems, networks or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information due to any number of causes, ranging from catastrophic events, power outages, security breaches, unauthorized use or usage errors by employees, vendors or other third parties and other security issues, we may be subject to legal claims and proceedings, theft, liability under laws that protect the privacy and security of personal information (also known as personal data), litigation, governmental investigations and proceedings and regulatory penalties, and we may suffer interruptions in our ability to manage our operations and reputational, competitive or business harm, which may adversely affect our business, results of operations and financial results. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our employees, stockholders, customers, suppliers, consumers or others. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or technological failure and the reputational damage resulting therefrom, to pay for investigations, forensic analyses, legal advice, public relations advice or other services, or to repair or replace networks and IT systems. Even though we maintain cyber risk insurance, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.

Global conflicts could increase our costs, which could adversely affect our operations and financial condition.

Management continues to monitor the changing landscape of global conflicts and their potential impacts on our business. First among these concerns is the ongoing conflict in Ukraine, which has caused disruption in the grain, natural gas and fertilizer markets, and the result of which is uncertainty in pricing for those commodities. Because we rely on grains for part of our raw material inputs, these disruptions could increase our supply costs. However, as we source all of our grain from local or known domestic suppliers, management believes the impact of the Ukraine war has not been significant based on our history and relationship with the existing farmers and growers. The other potential conflict we monitor is the threatening military activity between China and Taiwan. Historically we have sourced our glass bottles from suppliers in China and we have recently migrated this production to Taiwan. Although we now have what we consider an adequate supply of our glass bottles at the current utilization rate, considering the potential disruption in Taiwan, we have started to evaluate new producers who can produce glass bottles in other countries. Finally, most recently the attacks on Israel and the resulting and potentially escalating tensions in the region could feed uncertainty in the oil markets, which could impact prices for fuel, transportation, freight and other related items, impacting costs directly and indirectly leading to more inflation.

Risks Related to our Intellectual Property

It is difficult and costly to protect our proprietary rights.

Our commercial success will depend in part on obtaining and maintaining trademark protection and trade secret protection of our products and brands, as well as successfully defending these trademarks against third-party challenges. We will only be able to protect our intellectual property related to our trademarks and brands to the extent that we have rights under valid and enforceable trademarks or trade secrets that cover our products and brands. Changes in either the trademark laws or in interpretations of trademark laws in the U.S. and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our issued trademarks or in third-party patents. The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

We may face intellectual property infringement claims that could be time-consuming and costly to defend, and could result in our loss of significant rights and the assessment of treble damages.

From time-to-time we may face intellectual property infringement, misappropriation or invalidity/non-infringement claims from third parties. Some of these claims may lead to litigation. The outcome of any such litigation can never be guaranteed, and an adverse outcome could affect us negatively. For example, were a third party to succeed on an infringement claim against us, we may be required to pay substantial damages (including up to treble damages if such infringement were found to be willful). In addition, we could face an injunction barring us from conducting the allegedly infringing activity. The outcome of the litigation could require us to enter into a license agreement that may not be acceptable, commercially reasonable, or on practical terms, or we may be precluded from obtaining a license at all. It is also possible that an adverse finding of infringement against us may require us to dedicate substantial resources and time to developing non-infringing alternatives, which may or may not be possible.

Finally, we may initiate claims to assert or defend our own intellectual property against third parties. Any intellectual property litigation, irrespective of whether we are the plaintiff or the defendant, and regardless of the outcome, is expensive and time-consuming, and could divert our management’s attention from our business and negatively affect our operating results or financial condition.

We may be subject to claims by third parties asserting that our employees or we have misappropriated our intellectual property, or claiming ownership of what we regard as our own intellectual property.

Although we try to ensure that we and our employees and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or independent contractors have used or disclosed intellectual property in violation of others’ rights. These claims may cover a range of matters, such as challenges to our trademarks, as well as claims that our employees or independent contractors are using trade secrets or other proprietary information of any such employee’s former employer or independent contractors. As a result, we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Our new Salute Series lines of spirits may be subject to claims of misuse or unapproved use of certain imagery or terms associated with the U.S. military or first responders. We may come under attack for not having authentic military or first responder roots for a particular line or design under this product line.

Although we try to ensure that we do not infringe on any third-party trademark, or use unapproved logos or images in our marketing, certain branches of the U.S. military or first responders may object to our brand positioning under our Salute Series or related spirits lines or to our use of certain terms, marks, images or logos. While we have successfully navigated this issue over the past seven years with our 1st Special Forces Group Whiskey honoring the 1st Special Forces Group at Joint Base Lewis McChord, another branch of the military may take issue with our brand positioning related to that branch or to a particular product or its packaging. Likewise, there is no guarantee that the Federal Alcohol and Tobacco Tax and Trade Bureau (the “TTB”) will approve our label designs for any such branch or that after approval by the TTB that such approval may later be rescinded. Such results would require us to rethink our branding or designs for one or more branches or products. Any successful challenge to our effort around this line of products could diminish our ultimate future growth opportunities from this product concept.

Likewise, people who have served in specific branches or units of the military or as first responders tend to be very protective and parochial about their history. If we develop a product, line or image in which we do not have a company founder or employee with specific ties to a branch, unit or group, we could be attacked in public or in social media by members of such group that think we are trying to position ourselves in this brand at the expense of others, even though we will endeavor to advance this line with honor and respect and in partnership with select non-profits that will benefit from the sales of products under this line. Successful attacks on our brand or efforts in this way could diminish the value of our efforts, the value of the brand and ultimately sales to the public.

Risks Related to Regulation

We are subject to extensive government regulation and are required to obtain and renew various permits and licenses; changes in or violations of laws or regulations or failure to obtain or renew permits and licenses could materially adversely affect our business and profitability.

Our business of marketing and distributing craft spirits and other alcoholic beverages in the United States is subject to regulation by national and local governmental agencies. These regulations and laws address such matters as licensing and permit requirements, regarding the production, storage and import of alcoholic products; competition and anti-trust matters; trade and pricing practices; taxes; distribution methods and relationships;

required labeling and packaging; advertising; sales promotion; and relations with wholesalers and retailers. Loss of production capacity due to regulatory issues can negatively affect our sales and increase our operating costs as we attempt to increase production at other facilities during that time to offset the lost production. It is possible that we could have similar issues in the future that will adversely impact our sales and operating costs. Additionally, new or revised regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect our business, financial condition and results of operations.

In addition, we are subject to numerous environmental and occupational, health and safety laws and regulations in the countries in which we plan to operate. We may incur significant costs to maintain compliance with evolving environmental and occupational, health and safety requirements, to comply with more stringent enforcement of existing applicable requirements or to defend against challenges or investigations, even those without merit. Future legal or regulatory challenges to the industry in which we operate, or our business practices and arrangements could give rise to liability and fines, or cause us to change our practices or arrangements, which could have a material adverse effect on us or our revenues and profitability.

Governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation of existing laws or regulations) that affect us, our competitors or our industry generally, strongly influence our viability and how we operate our business. Complying with existing laws, regulations and government policy is burdensome, and future changes may increase our operational and administrative expenses and limit our revenues.

Additionally, governmental regulatory and tax authorities have a high degree of discretion and may at times exercise this discretion in a manner contrary to law or established practice. Our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations or in their interpretation or enforcement. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such products or services.

Our industry may be subject to further demands to increase warnings on labels, specifically as it relates to cancer.

In January 2025, the United States Surgeon General issued a report calling for more regulation on the warnings that should be put on labels for alcoholic beverages, specifically as it relates to his belief that specific amounts of consumption may increase incidences of cancer. There is a risk that such additional warnings, if required, could depress the market for alcoholic beverages among consumers, which could impact the demand for our products specifically. There is a related risk that as more news stories are written about the proposal that it leads to consumers reducing their consumption of such beverages ahead of any such label change mandates. This too, could lead to reduced demand for our products, thereby reducing our ability to generate revenue from the sale of our products or services, or those of our TBN partners, distributors and retailers who feature our products. There is also a related risk that investors could view the capital stock of producers, distributors or retailers of alcohol-related products as carrying more risk due to the discussion about these label proposals and the societal and consumer conversations that arise from the topic. In such a case, it could make the capital stock of producers, distributors or retailers of alcohol-related products, including ours, less valuable or more difficult to trade.

We are subject to regulatory overview by the Federal Alcohol and Tobacco Tax and Trade Bureau and state liquor control agencies.

We are required to secure certain label and formula approvals for the products we make. Such approvals are made at the discretion of the TTB. The TTB could deny our applications for labels and/or formulas entirely or force us to change them so that the result would be different from that which we currently sell or plan to sell. The TTB could also force us to change labels it has already approved and that we have already begun to sell or could revoke approval for existing formulas and/or labels. Any such delays in formula and/or label approval could cause delays in bringing products to market and could force us to limit or curtail all or some operations or sales, thereby negatively impacting our financial performance significantly.

Similarly, one or more state liquor control agencies may not approve a product for sale even though we have received federal approval to produce and sell the product.

Our regulatory licenses may be suspended or revoked, or we may fail to secure or retain required permits or licenses.

Samples or servings provided through our tasting room or at other events in which we participate could be provided to minors. The result of such an event could be a fine or penalty applied against us by a state or federal enforcement agency. Further, such penalty could result in a temporary or permanent suspension of our license to operate, which would negatively impact our financial results.

We also might not be able to secure or keep permits and/or licenses required to open and operate our business, including but not limited to building and trades permits, Conditional Use/Special Use Permits or other zoning permits, health permits, food permits, our federal TTB license, federal Food and Drug Administration license, state liquor licenses or other licenses or permits. Any such suspension or losses could negatively impact our financial results.

We are subject to various insurance and bonding requirements.

We are required by the TTB to secure and maintain insurance for various aspects of our operations. We may not be able to secure all of the insurance our business requires or, once we obtain the required insurance, such insurance could be cancelled or terminated. We may also only be able to secure insurance at rates that we deem to be commercially unreasonable.

We are also required by the TTB to provide bonds for the distilled spirits products we make, store, bottle and prepare for sale. Such bonds could be revoked, or the cost of bonding might become materially more expensive than we currently anticipate. As production and storage grows, there is a chance we may not be able to secure an increase in our bonding adequate to cover federal obligations, or our operations could exceed our bonded authority. This could require us to halt our operations until such increased bonding is secured, if at all. Further, as a condition of obtaining a bond, a bonding company could require that we set aside dedicated funds to backstop the bond. Such a requirement would hamper our ability to use funds for revenue generating purposes, thereby changing our plans for growth. In any of these situations, we would be forced to limit or curtail all or some of our operations, thereby negatively impacting our financial performance significantly.

We are subject to certain record-keeping requirements to which we may not properly adhere.

We are required to track the source of products we make, produce and/or bottle, including raw ingredients used, mashing, fermentation, distillation, storage, aging, blending, bottling, removal from bond and sales. Historically, we may not have accurately captured, or in the future may not accurately capture, all of such data. Moreover, in the event of an audit, state or federal revenue officers may interpret our data differently than we do, which could lead to a finding that we either underpaid or overpaid federal excise and state sales taxes.

As we open new locations, the staff at those locations may not properly track and record all data. The failure to adequately track production could put some products at risk from a labeling or valuation standpoint or cause the TTB to impound certain of our products from future sales. Failure to properly track and report the required data could also result in fines and/or penalties levied against us, or the suspension or rescission of our permits or licenses. Suspension or rescission of a permit or license would put us at risk of not being able to continue operations.

We operate in a highly-regulated industry subject to state and federal regulation, and it is possible that state or federal legislative or regulatory bodies could change or amend laws that impact us.

We operate in a highly-regulated industry subject to state and federal regulation, and it is possible that state or federal legislative or regulatory bodies could change or amend laws that impact us. Such changes could include, but are not limited to:

•        the amount of product we can produce annually;

•        regulations on the manufacturing, storage, transportation and sale of our distilled spirits;

•        license rates we must pay to the state;

•        tax rates on products we make and sell;

•        how, where and when we can advertise our products;

•        how products are classified; and

•        labeling and formulation approvals.

In addition, it is possible that legislative bodies could amend or revoke the statutes that allow us to operate, in whole or in part. In such an event, we may be forced to cease operations, which would materially affect our value and any investment made in us.

The failure of Congress to pass federal spending bills could impact our ability to secure federal permits that are critical to our business and our growth plans.

The chance that continued inaction in Congress to secure final passage of annual spending bills puts us at risk of a government shutdown, which could impact our ability to secure certain federal permits through the TTB, including transfer in bond permits, and formula or label approvals. Likewise, tribal partners we are working with to open Heritage-branded distilleries and tasting rooms will rely on securing their own TTB permits. Any government shutdown could slow down progress on the development, opening or operating of those locations.

We may become subject to audits by government agencies that find the mis-collection or mis-payment of taxes or fees.

We may become subject to audits by government agencies that could find the mis-collection or mis-payment of taxes or fees. Such an event could require us to allocate financial resources and personnel into areas to which we are not currently planning to allocate and to subject us to fines, interest and penalties in addition to the taxes or fees that may be owed. In the past, we have not timely filed and paid certain taxes, but no fines or penalties have been assessed for such late filings to date. However, a governmental entity could attempt to institute fines and/or assess other penalties for our past late tax filings and payments. Such an action could also include a suspension or termination of one or more of our permits or licenses.

Our products could be subject to a voluntary or involuntary recall.

Our products could be subject to a voluntary or involuntary recall for any number of reasons. In such an event, we may be forced to repurchase products we have already sold, cover other costs associated with the product or the recall, cease the sale of product already in the sales pipeline, or destroy product still in our control or that we are still processing. Any such product recalls could negatively impact our financial performance and impugn our reputation with consumers.

Our agreements with partners may be perceived as de facto franchise relationships.

Our agreements with partners, including American Indian tribes or other licensees, allowing such partner to operate a Heritage-branded location could be interpreted by a state or federal court or administrative body as being a de facto franchise relationship, in which case we may need to revise the terms of our licensing arrangement with such partner, thereby altering our anticipated return and risk profile. If an agreement with a partner is determined to be a de facto franchise relationship, we may be required to file franchise documents with state and the federal governments for approval and we will be liable for fines or penalties for not pre-filing such franchise documents.

Direct to consumer shipping could become more regulated or be curtailed or terminated through government regulation or enforcement.

We currently use a three-tier compliant third-party retailer that resells, ships and handles fulfillment for certain of our products directly to consumers in 45 states and the District of Columbia. There are several risks associated with direct-to-consumer shipping, including that one or more states could decide such activities do not comport with their specific laws or regulations. In addition, there is a risk the third-party fulfillment firm could be forced to curtail or cease operations by virtue of a federal or state demand or reinterpretation of statute or rule, or that such firm could exit the market on its own free will. In any of these cases, the loss of direct-to-consumer shipping would likely lead to fewer sales, less revenue, and less profitability for our company, which could impact the value of our common stock. The loss of such sales and revenue could also negatively impact our operating plan as we would have less operating cash flow to work with, which could force us to alter our growth and marketing plans. There is also a risk that a third-party delivery company that is delivering the product to a consumer leaves the package where an individual under the age of 21 can gain access to it, or that such company delivers it to a location and fail to verify the person’s age. In such case, a state or local enforcement entity could attempt to claim we are partially culpable in the delivery to a person who is not 21 years of age. If that person were to consume the product and engage in an activity dangerous to themselves or others that causes death or serious bodily injury, a claim could be made against us as being part of the transaction. We could fail to successfully defend any such claims, in addition to paying monetary damages. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management or negatively impact the reputation of our company.

We are subject to state-specific regulatory risks related to our location in Eugene, Oregon.

There are several risks associated with our locations in Eugene, Oregon, including but not limited to:

•        The legislature or voters in Oregon may elect to privatize the state’s current monopoly-owned retail and distribution system, which would likely materially alter the way in which spirits are distributed and priced in the state and would also change the way we have to market to secure shelf space in stores and in restaurants and bars in order to gain or maintain market share.

•        The Oregon Liquor Control Commission (the “OLCC”) may not approve some or all of our products for listing and sale in the state or in our tasting rooms located in Oregon.

•        The OLCC could deny our request to open additional tasting rooms in the state of Oregon, thereby stranding equipment and capital and materially impacting our plan to generate more retail sales in our own locations.

Risks Related to Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you could lose all or part of your investment.

Prior to our initial public offering in November 2024, there was no public market for the shares of our common stock. The offering price for the shares sold in our initial public offering was determined by negotiation between the underwriters and us. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses. As a result, the trading price of our common stock is likely to be volatile, which may prevent you from being able to sell your shares at or above the public offering price. The market price of our common stock could be subject to wide fluctuations in response to a variety of factors, which include:

•        actual or anticipated fluctuations in our financial condition and operating results;

•        announcements of new product offerings or technological innovations by us or our competitors;

•        announcements by our customers, partners or suppliers relating directly or indirectly to our products, services or technologies;

•        overall conditions in our industry and market;

•        addition or loss of significant customers;

•        changes in laws or regulations applicable to our products or to cryptocurrencies generally or $IP tokens specifically;

•        fluctuations in the market price or the market acceptance of $IP tokens;

•        actual or anticipated changes in our growth rate relative to our competitors;

•        announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments or achievement of significant milestones;

•        additions or departures of key personnel;

•        competition from existing products or new products that may emerge;

•        fluctuations in the valuation of companies perceived by investors to be comparable to us;

•        disputes or other developments related to proprietary rights, including patents, litigation matters or our ability to obtain intellectual property protection for our technologies;

•        announcement or expectation of additional financing efforts;

•        sales of our common stock by us or our stockholders;

•        stock price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•        reports, guidance and ratings issued by securities or industry analysts; and

•        general economic and market conditions.

If any of the foregoing occurs, it would cause our stock prices or trading volume to decline. Stock markets in general and the market for companies in our industry in particular have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. You may not realize any return on your investment in us and may lose some or all of your investment.

Investors could experience a reduction in share price for our common stock they own, or dilution resulting from the exercise of warrants into common stock or the conversion of preferred stock into common stock, or the vesting and settlement of equity grants to employees, directors and consultants.

As warrant holders exercise warrants to purchase common stock, or holders of preferred stock convert their preferred stock into common stock, and then attempt to sell those shares into the market, if there is not demand for shares of our common stock equal to, or greater than, the number of shares such security holders seek to sell, the price of our common stock could decline. If an employee, director or consultant who received restricted stock units or other equity awards as part of a compensation plan attempts to sell those shares into the market without equal or greater demand in the market for those shares, such attempted sales of our common stock could negatively impact the price of our common stock. The creation of common stock shares from warrants or preferred stock conversions, or the granting of stock or other equity under a compensation plan that results in the issuance of common stock, will create dilution for common stock holders, and potentially impact the per share value of our common stock, impacting their investments.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our failure to meet the continued listing requirements of the Nasdaq could result in de-listing of our common stock.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to de-list our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to try to restore our compliance with the Nasdaq marketplace rules, but our common stock may not be listed again, and such actions may not stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the Nasdaq marketplace rules.

The price of our common stock fell below the $1.00 per share minimum trading requirement necessary for continued listing on the Nasdaq Capital Market. If we fail to regain or maintain compliance with the minimum listing requirements, our common stock will be subject to delisting. Our ability to publicly or privately sell equity securities and the liquidity of our common stock could be adversely affected if our common stock is delisted.

On April 14, 2025, we received a notice from the Nasdaq Stock Market LLC (“Nasdaq”), which indicated that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the closing bid price for our common stock was below $1.00 per share for the prior thirty (30) consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were granted a 180-calendar day compliance period, or until October 13, 2025, to regain compliance with the Minimum Bid Price Requirement. On October 10, 2025, we submitted a formal request to Nasdaq for an additional 180-calendar day period to regain compliance with the Minimum Bid Price Requirement and provided written notice to Nasdaq that we intend to effectuate a reverse stock split during the additional compliance period if necessary to regain compliance with the Minimum Bid Price Requirement.

On October 14, 2025, we received a letter from Nasdaq notifying us that we were eligible for an additional 180-calendar day period, or until April 13, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. During the Compliance Period, our shares of common stock will continue to be listed and traded on the Nasdaq Capital Market. If at any time during the Compliance Period, the bid price of our common stock closes at or above $1.00 per share for a minimum of ten (10) consecutive business days, Nasdaq will provide us with written confirmation of compliance with the Minimum Bid Price Requirement and the matter will be closed. If we do not regain compliance by April 13, 2026, then Nasdaq will notify us of its determination to delist our common stock from trading on Nasdaq. Although we would have an opportunity to appeal the delisting determination to a hearings panel, under Nasdaq rules, our delisting from Nasdaq would be effective on or about April 14, 2026.

While we intend to continuously monitor the closing bid price for our common stock and are in the process of considering various measures to resolve the deficiency and regain compliance with the Minimum Bid Price Requirement, there can be no assurance that we will be able to regain or maintain compliance with the Minimum Bid Price Requirement or any other Nasdaq listing standards, that Nasdaq will grant us any additional extension of time to regain compliance with the Minimum Bid Price Requirement or any other Nasdaq listing requirements, or that any such appeal to the Nasdaq hearings panel will be successful, as applicable. If we do not regain compliance within the Compliance Period, Nasdaq will provide notice that our common stock will be subject to delisting. Delisting from Nasdaq could adversely affect our ability to consummate a strategic transaction and raise additional financing through the public or private sale of equity securities, and would significantly affect the ability of investors to trade our securities and negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees and the loss of institutional investor interest.

One way to potentially regain compliance with the Minimum Bid Price Requirement would be to effectuate a reverse stock split of our common stock. On September 18, 2025, our stockholders approved an amendment to our certificate of incorporation to effect a reverse stock split of our common stock at a ratio ranging from 1:5 to 1:20, without reducing the authorized number of shares of our common stock, with the final decision as to whether to proceed with the reverse stock split and the exact ratio of the reverse stock split to be determined by our Board, in its sole discretion, at any time prior to September 18, 2026. If we were to effectuate a reverse stock split, it could impact investors’ value in the investment they made in our company. There is also no guarantee that, after effectuating a reverse stock split, the trading price of our common stock will allow us to regain compliance with the Minimum Bid Price Requirement, in which case the risks mentioned in the paragraphs above would continue to apply to us.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may reduce the trading activity in the secondary market for our common stock, so stockholders may have difficulty selling their shares.

We could use shares of our common stock to acquire a position in, or all of, another company or brand, which could result in dilution for shareholders of record at that time.

In the future we could use shares of our common stock as a form of currency to invest in or acquire other companies or brands. The issuance of these shares would be dilutive to other stockholders of our company. Our management and our board of directors will make these decisions and stockholders may have little to no view or say in these transactions. As such, the issuance of such shares creating dilution could result in lower returns for investors. A company or brand that we invest in or acquire might not fit our portfolio and might not yield a return for us or our stockholders. The strategy may not work and may result in a dilutive effect from the issuance of those shares that could result in a loss of some or all of the investment for stockholders.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We may remain an emerging growth company until as late as December 31, 2029 (the fiscal year-end following the fifth anniversary of the completion of our initial public offering), though we may cease to be an emerging growth company earlier under certain circumstances, including (1) if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30, in which case we would cease to be an emerging growth company as of the following December 31, or (2) if our gross revenue exceeds $1.235 billion in any fiscal year. Emerging growth companies may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors could find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 102 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we are not subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur significant costs from operating as a public company, and our management expects to devote substantial time to public company compliance programs.

As a public company, we incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the way we operate our business. Our management and other personnel devote, and likely will continue to devote, a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations and guidelines prompted by the Dodd-Frank Act and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costlier.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls when we become subject to this requirement could negatively impact the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. If we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Our management team has limited experience managing a public company.

We became a public company on November 25, 2024. Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our common stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the price for our common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the prices of our common stock could decline. In addition, if our operating results fail to meet the forecast of analysts, the prices of our common stock could decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the prices of our common stock and trading volume to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make the acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our second amended and restated certificate of incorporation, as amended, and amended and restated bylaws may delay or prevent a change of control of our company or changes in our management and include provisions that:

•        provide for a staggered board of directors;

•        authorize our board of directors to issue, without further action by the stockholders, additional shares of undesignated existing preferred stock;

•        require the affirmative vote of the holders of at least 2/3 of the voting power of all of our outstanding shares of voting stock, voting together as a single class, to amend, alter, change or repeal our bylaws or certain provisions of our second amended and restated certificate of incorporation, as amended;

•        specify that, except as required by applicable law, special meetings of our stockholders can be called only by our board of directors pursuant to a resolution adopted by the majority of the board of directors;

•        establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•        provide that our directors may be removed only for cause; and

•        provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning more than 15% of our outstanding voting stock to merge or combine with us.

Our Second Amended and Restated Certificate of Incorporation, as amended, provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation that may be initiated by our stockholders.

Our second amended and restated certificate of incorporation filed on November 25, 2024 and as subsequently amended, with the Delaware Secretary of State provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory law or Delaware common law, subject to certain exceptions: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to provisions of the Delaware General Corporation Law or our second amended and restated certificate of incorporation, as amended, or amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees, and agents. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our second amended and restated certificate of incorporation, as amended, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition. By agreeing to the exclusive forum provisions, investors will not be deemed to have waived our compliance obligations with any federal securities laws or the rules and regulations thereunder.

This exclusive forum provision will not apply to claims under the Exchange Act. In addition, our second amended and restated certificate of incorporation, as amended, provides that, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. We cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition. In addition, although the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were facially valid under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum selection clause.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future and, as such, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have never declared or paid cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. In addition, our current loan facility and any future loan arrangements we enter into may contain terms prohibiting or limiting the number or amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these words. These statements relate to future events or our future financial performance or condition and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements include, but are not limited to, statements about:

•        our ability to hire additional personnel and to manage the growth of our business;

•        our ability to continue as a going concern;

•        our reliance on our brand name, reputation and product quality;

•        our ability to adequately address increased demands that may be placed on our management, operational and production capabilities;

•        the effectiveness of our advertising and promotional activities and investments;

•        our reliance on celebrities to endorse our products and market our brands;

•        general competitive conditions, including actions our competitors may take to grow their businesses;

•        fluctuations in consumer demand for craft spirits;

•        overall decline in the health of the economy and consumer discretionary spending;

•        the occurrence of adverse weather events, natural disasters, public health emergencies, including the COVID-19 pandemic, or other unforeseen circumstances that may cause delays to or interruptions in our operations;

•        risks associated with disruptions in our supply chain for raw and processed materials, including glass bottles, barrels, spirits additives and agents, water and other supplies;

•        the impact of COVID-19 on our customers, suppliers, business operations and financial results;

•        disrupted or delayed service by the distributors we rely on for the distribution of our products;

•        our ability to successfully execute our growth strategy, including continuing our expansion in our TBN and direct-to-consumer sales channels;

•        quarterly and seasonal fluctuations in our operating results;

•        anticipated accounting recognition associated with reports generated for us by outside valuation experts as they relate to the treatment of and accounting for the exchange of certain convertible promissory notes into common stock and prepaid warrants;

•        our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

•        our ability to protect our trademarks and other intellectual property rights, including our brands and reputation;

•        our ability to comply with laws and regulations affecting our business, including those relating to the manufacture, sale and distribution of spirits and other alcoholic beverages;

•        the risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions;

•        claims, demands and lawsuits to which we are, and may in the future, be subject and the risk that our insurance or indemnities coverage may not be sufficient;

•        our ability to operate, update or implement our IT systems;

•        our ability to successfully pursue strategic acquisitions and integrate acquired businesses, products, services or brands;

•        our ability to implement additional finance and accounting systems, procedures and controls to satisfy public company reporting requirements;

•        our potential ability to obtain additional financing when and if needed;

•        the potential liquidity and trading of our securities;

•        risks related to our acceptance, acquisition, holding, use or disposal of $IP or other cryptocurrencies, including how the pricing volatility of such cryptocurrencies may affect our balance sheet or profit or loss;

•        our ability to manage our $IP tokens and to create additional revenue as a validator of $IP tokens or by staking $IP tokens; and

•        the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

You should read this prospectus, including the section titled “Risk Factors,” completely and with the understanding that our actual results may differ materially from what we expect as expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. Considering the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein.

ISSUANCE OF SECURITIES TO SELLING STOCKHOLDERS

Offering of Pre-Funded Warrants

On August 15, 2025, we sold in a private placement to institutional and accredited investors Pre-Funded Warrants to purchase an aggregate of 370,378,890 shares of common stock at a purchase price of $0.6042 per Pre-Funded Warrant, for an aggregate purchase price of $223.8 million, before deducting placement agent fees and other offering expenses. Included among the purchasers in the offering were Story Foundation, which purchased Pre-Funded Warrants to purchase 107,781,820 shares of common stock; Justin Stiefel, our Chairman and Chief Executive Officer, who purchased Pre-Funded Warrants to purchase 3,309,615 shares of common stock; and Andrew Varga, a director of our company, who purchased Pre-Funded Warrants to purchase 300,000 shares of common stock.

Of the total $223.8 million purchase price for the Pre-Funded Warrants, $35.5 million was paid in cash, $59.5 million was paid in the cryptocurrency stablecoin commonly referred to as USDC (“USDC”), based on a purchase price of $1.00 per USDC, and $128.8 million was paid in $IP tokens, which were valued for purposes of such offering at (i) $5.2413 (representing a 20% discount from the closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of the Story Core Contributors (as defined in the subscription agreements for such offering), (ii) $3.40 (representing an approximately 48% discount from the closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of Story Foundation, or (iii) $6.5516 (the reported closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of all other purchasers.

The Pre-Funded Warrants issued in the offering were originally exercisable to purchase an aggregate of 370,378,890 shares of common stock (the “Pre-Funded Warrant Shares”) at an exercise price of $0.0001 per share. Of such Pre-Funded Warrants, Pre-Funded Warrants to purchase an aggregate of 143,616,678 Pre-Funded Warrant Shares were exercised on September 18, 2025 following receipt of the approval by our stockholders of the issuance of the Pre-Funded Warrants and Pre-Funded Warrant Shares upon exercise thereof. The remaining 226,762,212 Pre-Funded Warrants outstanding are exercisable in cash or by means of a cashless exercise and will not expire until the date the Pre-Funded Warrants are fully exercised. The exercise price of the Pre-Funded Warrants is subject to adjustment for stock dividends, stock splits, recapitalizations and the like. A holder (together with its affiliates) may not exercise any portion of a Pre-Funded Warrant to the extent that the holder would own more than 4.99% of our outstanding common stock immediately after exercise (the “Beneficial Ownership Limitation”), except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Pre-Funded Warrants up to 19.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. As a result of the approval of the offering of Pre-Funded Warrants by our stockholders on September 18, 2025, a holder of Pre-Funded Warrants may request the permanent suspension of the Beneficial Ownership Limitation from such holder’s Pre-Funded Warrants.

We received net cash proceeds (inclusive of proceeds paid in USDC) of $95.0 million from the offering of Pre-Funded Warrants and used (i) approximately $80.0 million of such net proceeds to purchase $IP tokens from Story Foundation at a price per $IP token of $3.40, and (ii) approximately $7.0 million of such net proceeds for the repayment of indebtedness. We used the remaining net proceeds for the payment of outstanding trade payables, working capital and general corporate purposes, and for the establishment of our cryptocurrency treasury operations to the extent consistent with our investment policy as amended or otherwise modified from time to time.

In connection with the offering of Pre-Funded Warrants, we paid to Cantor Fitzgerald & Co. and Roth Capital Partners, LLC, as placement agents for the offering, a cash placement agent fee in the aggregate amount of approximately $4.3 million and issued to such placement agents warrants (the “Placement Agent Warrants”) to purchase an aggregate of 4,307,289 shares of common stock, initially with an exercise price of $0.01 per share and a five-year term.

In anticipation of the offering, between June 19, 2025 and August 10, 2025, we entered into advisory and implementation agreements (the “Advisory Agreements”) with Open World, Inc. and certain of its management and affiliates, S.Y. Lee, the founder and chief executive officer of PIP Labs, the original creator of Story, and certain other advisors to our company (collectively, the “Advisors”), pursuant to which the Advisors will provide to us certain consulting, strategy and business development services related to our establishment of a treasury function in certain non-security cryptocurrencies, including $IP tokens. Pursuant to the Advisory Agreements, we issued to certain Advisors, following receipt on September 18, 2025 of stockholder approval of the issuance of such shares, an aggregate of 6,477,092 shares of common stock and restricted stock units to acquire an aggregate of 2,500,000 shares of common stock that vest quarterly over 12 months. In addition, we issued to the Advisors warrants (the “Advisory Warrants”) to purchase up to an aggregate of 17,500,000 shares of common stock for a purchase price of $0.01 per share, consisting of: (i) warrants to purchase up to 3,875,000 shares of common stock that are currently fully vested, (ii) warrants to purchase up to 4,075,000 shares of common stock that will vest on the earlier of February 15, 2026 or the date on which the closing price of our common stock equals or exceeds $1.50 per share, (iii) warrants to purchase up to 4,300,000 shares of common stock that will vest on the earlier of February 15, 2026 or the date on which the closing price of our common stock equals or exceeds $2.00 per share, and (iv) warrants to purchase up to 5,250,000 shares of common stock that will vest in 12 equal monthly installments of 437,500 shares beginning October 18, 2025 so that all of such warrants are vested 12 months following such date, with each Advisory Warrant subject to vesting, forfeiture and such other terms as are set forth therein. The Advisory Warrants contain incidental registration rights, pursuant to which we were required to register the shares of common stock issuable upon exercise of the Advisory Warrants for resale in the registration statement of which this prospectus forms a part.

The holders of our Pre-Funded Warrants, Placement Agent Warrants, and Advisory Warrants and the shares of common stock we issued to certain of the Advisors or will issue to certain Advisors upon the exercise of Pre-Funded Warrants or the settlement of restricted stock units are included among the Selling Stockholders named in this prospectus, and we have registered under the registration statement of which this prospectus forms a part an aggregate of 397,553,656 shares of common stock issued to such Selling Stockholders or issuable to such Selling Stockholders upon exercise of the Pre-Funded Warrants, Placement Agent Warrants or Advisory Warrants or upon settlement of such restricted stock units. Such shares of common stock may be sold from time to time by such Selling Stockholders pursuant to this prospectus.

Purchase, Sale and Exchange of Series B Preferred Stock

Between January 23, 2025 and July 7, 2025, we sold in a private placement to 15 accredited investors an aggregate of 756,854 shares of Series B Preferred Stock, with certain investors receiving warrants to purchase an aggregate of 852,399 shares of common stock for $0.01 per share. We received aggregate gross proceeds of $7,568,557 from the sale of Series B Preferred Stock, of which: $2,916,810 for 291,681 shares of Series B Preferred Stock was from cash investors; $4,092,567 for 409,256 shares of Series B Preferred Stock was from the exchange of 284,140 shares of Series A Preferred Stock and related warrants to purchase 116,263 shares of common stock at $4.00 per share; $392,000 (for 39,200 shares of Series B Preferred Stock with an adjusted conversion price of $0.4736 per share of common stock) was from the exchange of prepaid warrants to purchase 700,000 shares of common stock at a VWAP of $0.56 per prepaid warrant; and $167,180 (for 16,717 shares of Series B Preferred Stock with a conversion price of $0.51 per share of common stock) was from the exchange of prepaid warrants for the purchase of 327,868 shares of common stock at a VWAP of $0.56 per prepaid warrant. The 756,854 shares of Series B Preferred Stock had conversion prices ranging from $0.4736 per share to $1.12 per share and a weighted average conversion price of $0.4788 per share.

Each share of Series B Preferred Stock had a purchase price of $10.00 per share and a stated value of $12.00 per share, required the payment of dividends at the rate of 15% per annum of the stated value (or $1.80 per share), and was convertible by the holder at any time following the 180th day following the date of issuance into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the stated value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then-applicable conversion price. The Series B Preferred Stock was also mandatorily convertible on such basis on the third anniversary of the initial date of issuance of the Series B Preferred Stock. From July to October 3, 2025, two investors converted an aggregate of 126,981 shares of Series B Preferred Stock into 3,822,769 shares of common stock. As discussed below, in connection with the closing of our offering of our Pre-Funded Warrants, we exchanged an aggregate of 629,873 shares of Series B Preferred Stock for 894,856 shares of common stock and warrants to purchase an aggregate of 17,002,480 shares of common stock. As of the date hereof, no shares of Series B Preferred Stock are currently outstanding.

In connection with the closing of our offering of Pre-Funded Warrants, we entered into exchange agreements with all but two holders of our Series B Preferred Stock pursuant to which we exchanged 629,873 shares of Series B Preferred Stock that were convertible into 17,897,336 shares of common stock for (i) 894,856 shares of common stock; (ii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 8,948,676 shares of common stock at the earlier of (a) the date on which the public market price of our common stock closes at $1.50 per share or higher during a regular trading day or (b) on the three-month anniversary of the warrant issuance date; and (iii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 8,053,804 shares of common stock at the earlier of (a) the date on which the public market price of our common stock closes at $2.00 per share or higher during a regular trading day or (b) on the six-month anniversary of the warrant issuance date.

The former holders of our Series B Preferred Stock who exchanged such shares for shares of common stock and warrants are included among the Selling Stockholders included in this prospectus and we have registered an aggregate of 17,631,027 shares of common stock under the registration statement of which this prospectus forms a part for sale by such security holders. Such shares of common stock may be sold from time to time by such Selling Stockholders pursuant to this prospectus.

Payments of Indebtedness and Payables

On August 18, 2025, we paid in full the approximately $12.6 million of principal and approximately $1.0 million of accrued interest and fees payable on our secured loan from Silverview Credit Partners LP by the payment to Silverview Credit Partners of approximately $7.0 million of the net proceeds of the sale of the Pre-Funded Warrants and the issuance of a warrant with an exercise price of $0.01 per share for the purchase of 4,000,000 shares of common stock. On September 22, 2025, the warrant was cashlessly exercised for the purchase of 3,960,000 shares of common stock.

Between July 30, 2025 and August 10, 2025, we settled approximately $2.8 million of trade payables by the payment of approximately $1.4 million in cash and the issuance of warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 1,077,820 shares of common stock at the earlier of (a) the date on which the closing price of the common stock equals or exceeds $1.50 per share or (b) the six-month anniversary of the warrant issuance date. On August 10, 2025, we settled a trade payable in the amount of $1.0 million by the payment of $450,000 in cash and the issuance of a warrant with an exercise price of $0.12 per share that is exercisable to purchase up to 450,000 shares of common stock at the earlier of (a) the date on which the closing price of the common stock equals or exceeds $1.50 per share or (b) the six-month anniversary of the warrant issuance date.

The holders of the warrants we issued in August 2025 in settlement of outstanding secured indebtedness and trade payables are included among the Selling Stockholders included in this prospectus and we have registered an aggregate of 5,487,820 shares of common stock issued or issuable upon the exercise of such warrants under the registration statement of which this prospectus forms a part. Such shares of common stock may be sold from time to time by such Selling Stockholders pursuant to this prospectus.

Acquisition of Thinking Tree Spirits

On February 21, 2024, we completed the acquisition of Thinking Tree Spirits for a purchase price equal to $670,686 plus the assumption of $365,000 of indebtedness. We paid the purchase price by initially issuing 50,972 shares of our common stock at the negotiated value of $13.16 per share, which was subject to adjustment to the price per share at which our common stock was sold in our initial public offering. As a result of the $4.00 price per share at which our common stock was sold in our initial public offering, in September 2025, we issued to certain of the former stockholders of Thinking Tree Spirits an additional 887,845 shares of common stock. The recipients of such additional shares of common stock are included among the Selling Stockholders included in this prospectus and we have registered an aggregate of 887,845 shares of common stock issued in connection with our acquisition of Thinking Tree Spirits under the registration statement of which this prospectus forms a part. Such shares of common stock may be sold from time to time by such Selling Stockholders pursuant to this prospectus.

USE OF PROCEEDS

We are not selling any securities under this prospectus and will not receive any proceeds from the sale of the common stock offered by this prospectus by the Selling Stockholders. However, we may receive proceeds from the cash exercise of the outstanding warrants that are exercisable for a number of the shares of common stock to be sold by the Selling Stockholders hereunder, which, if exercised in cash at the current exercise price with respect to all such warrants, would result in gross proceeds to us of approximately $200,000. The proceeds from such warrant exercises, if any, will be used for working capital and general corporate purposes. We cannot predict when or whether any of such warrants will be exercised, and it is possible that some or all of such warrants may expire unexercised. For information about the Selling Stockholders, see “Selling Stockholders.”

The Selling Stockholders will pay any underwriting discounts, and commissions and expenses incurred by the Selling Stockholders for brokerage or legal services or any other expenses incurred by the Selling Stockholders in disposing of the common shares offered hereby. We will bear all other costs, fees and expenses incurred in effecting the registration of the common shares covered by this prospectus, including all registration and filing fees and fees and expenses of our counsel and accountants.

DIVIDEND POLICY

We do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, the requirements of current or then-existing debt instruments and other factors our board of directors may deem relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information included elsewhere in this prospectus and the section of this prospectus entitled “Business.” In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” and elsewhere in this prospectus. Unless the context otherwise requires, for the purposes of this section, “Heritage,” “we,” “us,” “our,” or the “Company” refer to Heritage Distilling Holding Company, Inc. and its subsidiaries.

Business Overview

We are a craft distiller producing, marketing and selling a diverse line of award-winning craft spirits, including whiskeys, vodkas, gins, rums, and “ready-to-drink” canned cocktails. We recognize that taste and innovation are key criteria for consumer choices in spirits and innovate new products for trial in our company-owned distilleries and tasting rooms. We believe we have developed differentiated products that are responsive to consumer desires for rewarding and novel taste experiences.

In connection with the development of our cryptocurrency treasury reserve policy, in August 2025, we determined to focus our growing cryptocurrency efforts on the native cryptocurrency of the Story Network referred to as $IP tokens. The $IP protocol and related $IP tokens can be used to pay for computational services on the Story Network, to mint or manage digital rights objects, or to transfer value in network-native transactions. These tokens can also be exchanged for fiat currencies, such as the U.S. dollar, at rates determined on digital asset trading platforms or in individual end-user-to-end-user transactions using decentralized trading protocols. As part of our treasury reserve strategy, we set up a validator business as a reporting segment to generate revenue from activities associated with such validation efforts.

Our Spirits Business.    In our spirits business, we compete in the craft spirits segment, which is the most rapidly-growing segment of the overall $288 billion spirits market. According to the American Craft Spirits Association, a craft distillery is defined generally as a distillery that produces fewer than 750,000 gallons annually and holds an ownership interest of 51% or more of a distilled spirits plant that is licensed by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury. According to the Craft Spirits Global Market Report 2023 of Grand View Research, the craft spirits segment had revenues of more than $21.4 billion in 2023 and is estimated to grow at a compound annual growth rate (“CAGR”) of 29.4% between 2024 and 2030. We believe we are well positioned to grow more than the growth rate of the market by increasing our marketing efforts, increasing the size of our sales teams and broadening our wholesale distribution.

Out of the more than 2,600 craft producers in North America, we have been recognized with more awards for our products from the American Distilling Institute, the leading independent spirits association in the U.S., than any other North American craft distiller for each of the last ten years. Plus, numerous other Best of Class, Double Gold and Gold medals from multiple national and international spirits competitions. We are one of the largest craft spirits producers on the West Coast based on revenues and are developing a national reach in the U.S. through traditional sales channels (wholesale, on-premises and e-commerce) and our unique and recently-developed Tribal Beverage Network (“TBN”) sales channel. Based upon our revenues and our continued track record of winning industry awards in an increasingly competitive environment, we believe we are one of the leading craft spirits producers in the United States.

We sell our products through wholesale distribution, directly to consumers through our five distilleries and tasting rooms we own and operate in Washington and Oregon and by shipping directly to consumers online where legal. Currently, we sell products primarily in the Pacific Northwest with limited distribution in other states throughout the U.S. In addition, in collaboration with Native American tribes, we have recently developed a new sales, manufacturing and distribution channel on tribal lands that we expect will increase and broaden the recognition of our brand as that network expands nationally.

Our growth strategy for our spirits business is based on three primary areas. First, we are focused on growing our direct-to-consumer (“DtC”) sales via shipping to legal purchasers to their homes where allowed. We currently use a three-tier compliant, third-party platform to conduct these sales and deliveries in 46 states in which approximately 96.8% of the U.S. population reside. This allows us to develop a relationship directly with the consumer through higher-margin sales while collecting valuable data about our best performing products. We can then use this data to target the consumer based on location, age, key demographics and product types. With the data collected, we can also retarget and resell to them generating more revenue.

Our DtC sales also support our second growth area, which entails growing our wholesale volume with our distributors through key national accounts both on-premises and off-premises. By building brand recognition for key products in selected regions or states through DtC sales, we can better support the wholesale launch, marketing and product pull-through of those products in partnership with wholesalers in those targeted states. While DtC sales result in singular high-margin sales, growing volume through wholesale distribution is the most efficient way to drive large-scale growth across retail chains.

Third, we are focused on expanded growth of our collaboration with Native American tribes through the TBN model we created. In concert with tribal partners, this sales channel includes Heritage-branded micro production hubs, Heritage-branded stores and tasting rooms and the sale of our products and new tribally-branded products. In the typical TBN collaboration, the tribes will own these businesses and we will receive a royalty on gross sales through licenses we grant to use our brands, products, recipes, programs, IP, new product development, on-going compliance support and the other support we provide. The TBN is expected to form a network of regional production hubs that will support product trials and sampling, and will generate sales of finished, intermediate and bulk spirits depending on location, equipment and market. Importantly, because these premium spirits will be produced locally, we believe the TBN will promote the positioning of our brands as local and regional. We expect that, as the brands grow and the TBN footprint expands, there will be an important synergy with increased adoption and growth through our wholesale channels in the regions where the TBN locations are driving trial and awareness. Similarly, as demand for our products grows through our wholesale channels, there should be a positive effect on the demand for our products through the tribal distilleries.

Our Cryptocurrency Business.    In August 2025, we determined to focus our growing cryptocurrency efforts on the native cryptocurrency of the Story Network referred to as $IP tokens. As part of this business segment, we established a new validator business related to $IP tokens. To become a network validator, a holder of $IP tokens is required to put up or “stake” $IP tokens as collateral (like a security deposit) that shows the Story Network that it has “skin in the game.” A cryptocurrency validator is like a digital “notary” or “referee” in a blockchain network. Its job is to check that transactions on the network are real and follow the network rules. Validators are randomly selected to propose a new block of transactions to be added to the blockchain. When a participant attempts a transaction, that participant is required to pay a minimum “gas” fee. A participant also can opt to pay an additional fee to ensure that its transaction is added to the blockchain more quickly. These fees are denominated in the same cryptocurrency that is evidenced by the blockchain. The validator chosen to propose a block will (when that block is successfully confirmed by the other validator nodes) receive the gas fees for all transactions in the block (known as “execution layer rewards”). In addition, the blockchain automatically issues cryptocurrency as rewards to validators who successfully propose a block. While we currently operate our own Story Network validator services, in the future we may seek to “delegate” a portion of our $IP tokens to third-party validation service providers in exchange for a percentage of its validation fees.

Key Factors Affecting Our Operating Results

Management believes that our performance and future success depend on many factors that present significant opportunities, but also pose challenges, including the following:

Market Price of the $IP Token

We use the fair value method of accounting to report our operating results, in accordance with GAAP. We currently own approximately 53 million $IP tokens, some of which were acquired at a significant discount to the then market value, and which may be written down to a lower cost per token at any time that the market value of $IP tokens is lower (impaired) from the previously recorded cost. For each reporting period, our $IP token treasury will be reflected at the market price of $IP tokens and the aggregate change in the fair value of our treasury of $IP tokens will be reflected as a gain or loss in our statement of operations. For each reporting period, our statement of operations will reflect a net gain or loss commensurate with the respective change in market value of a $IP token (across the number of $IP tokens that we hold in our treasury). Accordingly, assuming the number of $IP tokens we hold remains constant at approximately 53 million, every $1.00 increase in the market value of a $IP token will represent a gain of approximately $53 million that we must recognize; and, conversely, every $1.00 decrease in the market price of a $IP token will represent a loss of approximately $53 million that we must recognize. The more the $IP token price increases or decreases in the market, the greater the gain or loss we will be required to report, and depending on market conditions from quarter to quarter, we could see significant swings in gains or losses simply due to marking the value of the $IP tokens we hold to their market value.

Pricing, Product Cost and Margins

To date, most of our revenue has been generated by retail sales of our spirits in our retail tasting rooms and through our eCommerce platform. Having completed the construction of our existing production facilities and contracted with established distributors, we turned our focus to evaluating our production capacity, our success in developing award-winning products, and the growth of our wholesale channel. Going forward, we expect to sell our products in a variety of vertical industry markets in partnership with our distributors across states and geographic regions. Pricing may vary by region due to market-specific dynamics and various layers of taxes applied by the states at the different steps of distribution and retail sales. As a result, our financial performance will depend, in part, on the mix of our sales in different markets during a given period and our ability to scale efficiently.

We have experienced inflation in some of our raw inputs, particularly in grains, bottles, cans and barrels. Some of these price increases began to moderate beginning in the second half of 2021, such as in grain. Grain prices increased due to supply chain issues associated with the war in Ukraine and the increased input cost of fertilizers tied to high natural gas prices. Grain prices have moderated as some additional sources of supply opened up and the market price for grain has come down from its recent historic highs. Aluminum prices for cans and bottles increased in 2021 and early 2022, but began to decline in the second half of 2022, and we were able to achieve more favorable pricing based on larger order quantities in late 2022. In the first quarter of 2025, the Trump administration announced the imposition of 25% tariff on aluminum, which could increase prices for aluminum cans. In late March and early April 2025, the Trump administration instituted blanket tariffs of varying amounts on virtually all countries, resulting in market and consumer apprehension and retaliatory tariffs from many nations on American made goods. During the summer of 2025, we again re-evaluated our sourcing practices for raw inputs given the current tariff landscape and determined to maintain our current practices. This was in light of the fact that we import few inputs from other countries, and those items we do import (glass bottles and labels) are relatively low-cost items compared to the premium we can charge for our products. Any tariff on a raw input that costs less than $1 will have minimal impact on our pricing or gross margins, and any tariffs we do incur would be relatively small compared to the disruption of switching suppliers and the potential impact out-of-stocks would have on our production plan and revenue. We remain firm that our exposure to the cost of tariffs on our direct inputs remains low, and retaliatory tariffs on American products will have little to no impact on our current customer base or revenue as we do not export. It is too soon to tell what the trickle down or secondary cost impacts will be for our general business operations as a result of the changing tariff landscape.

While glass bottle prices also increased between 2022 and 2023, we were able to lock in pricing for two years at favorable prices in 2021. In 2023, our suppliers indicated their price increases were moderating and their supply chains were returning to normal. During the uncertain periods in 2021 and 2022, we elected to take possession of glass bottle quantities designed to last two years at favorable prices, insulating these costs to a measurable degree moving into 2024. The cost of glass bottles did not materially appreciate in 2024. Our suppliers source some of our glass bottles from markets in Asia subject to recent tariff increases announced by the Trump administration in the first quarter of 2025. We do not believe these tariffs will materially impact our gross margin as these glass bottles are used to make our most premium and highest priced products.

The cost of oak barrels necessary for the aging of spirits escalated by approximately 30% since the beginning of 2022 due to the growing demand for barrels needed to age whiskey and constraints in the raw oak market. In 2024, those prices began to stabilize.

While constraints in the freight market caused historically high shipping rates, those shipping rates were returning to their previous levels until the subsequent bankruptcy announcements by several freight companies in the U.S. announced over the last two quarters. Those bankruptcies, when combined with high diesel prices and a lack of licensed drivers, continued to cause uncertainty in the freight markets. More recently, we have seen freight prices moderate. Likewise, employees are facing financial stress as inflation hits them at home, and their desire for more compensation creates higher cost pressures on overall operations absent finding offsetting cost efficiencies. In addition, the annual minimum wage increases for hourly retail and production staff in the states in which we operate are higher than other parts of the U.S. Unlike singular commodity spikes in the recent past due to an isolated incident, or short-term supply chain issues, the confluences of these factors created pressure across all parts of our operations, requiring us to manage each aspect carefully. Finally, we have begun to see a change in the buying habits of consumers who are looking for “experiences” rather than buying “things,” and we believe consumers are electing to buy fewer but more premium items. As a result, we must re-examine how we engage with consumers at retail and online to ensure we stay relevant.

On the positive side, there is an excess of quality aged bourbon in Kentucky in which barrels have accumulated to never before seen levels as investors piled into the idea of owning barrels of whiskey and bourbon to capitalize on their price appreciation. As a result of the buildup of inventory, we are seeing prices fall for wholesale barrel sales, which works in our favor as we look to expand our Salute Series line of spirits. In some cases, the price for barrels of quality aged Kentucky bourbon in bulk have fallen by more than half, reducing our input costs for our most premium products. We view this as a tremendous arbitrage opportunity that works in our favor just as we expand our offerings under the Salute Series.

We source some labels and printed collateral from trusted suppliers in Canada, and recent tariffs announced by the Trump administration on Canadian imports in the first quarter of 2025 could impact those items. However, these labels and print collateral items typically have a cost ranging from 10 cents to $1.00 each, and because these labels and print items are used for our most expensive and premium products, we do not believe the imposition of tariffs on those items will have a material effect on our gross margin for those products.

Continued Investment and Innovation

The performance of our spirits business is dependent on our ability to continue to develop products that resonate with consumers. It is essential that we continually identify and respond to rapidly-evolving consumer trends, develop and introduce innovative new products, enhance our existing products, and generate consumer demand for our products. Management believes that investment in beverage product innovation will contribute to long-term revenue growth, especially in the premium and ultra-premium segments.

Development of our Cryptocurrency Validator Business

In August 2025, we completed a private placement of pre-funded warrant in which we received 53.2 million $IP tokens. In September 2025, we completed the testing of a validator to stake a large portion of those tokens to earn yield. By mid-September 2025, we completed the testing and onboarding of the bulk of our $IP tokens onto the validator, from which we earn significant yield on a daily basis in the form of new $IP tokens awarded to us. We will report our earnings from our validator services quarterly, reporting the income in U.S. dollars, with the value of any $IP token rewards to be determined based on the market price of the $IP token as reported publicly on CoinMarketCap.com as of the time such rewards are earned. The amount of $IP tokens we earn, and the value per token, could have significant impact on our overall revenue, gross margins and net income on a quarterly and annual basis, and could add significantly to our overall value proposition as a company. Factors that impact the success of our validator efforts and the value we are attempting to create include, but are not limited to, the overall uptime of our validator, the reliability of third-party systems we use to house and operate our validator efforts, the demand for validating services on the Story Network at any given time or over any given length of time, the number of other validators providing services to the Story Network, other network validators offering similar services at less cost to secure market share at our expense, the integrity and uptime of the Story Network and the demand or lack thereof for any layer 2 apps on the Story Network that drive demand for validator services, among others. The value of our validator efforts and the amount of income we might realize from those efforts are tied directly to the value of the $IP token in the market at any given time or over any given length of time, and are driven by market dynamics.

Key Components of Results of Operations

Net Sales

Our net sales consist primarily of the sale of spirits and services domestically in the United States. Customers consist primarily of wholesale distributors and direct consumers. Substantially all revenue is recognized from products transferred at a point in time when control is transferred, and contract performance obligations are met. Service revenue represents fees for distinct value-added services that we provide to third parties, including production, bottling, marketing, consulting and other services, including for the TBN, aimed at growing and improving brands and sales. Service revenue is recognized over the period in which the service is provided.

Cost of Sales

We recognize the cost of sales in the same manner that the related revenue is recognized. Our cost of sales consists of product costs, including manufacturing costs, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement costs, fulfillment costs, warehousing costs, and certain allocated costs related to management, facilities and personnel-related expenses associated with supply chain logistics.

Gross Profit and Gross Margin

Our gross profit is the difference between our revenues and cost of sales. Gross margin percentage is obtained by dividing gross profit by our revenue. Our gross profit and gross margin are, or may be, influenced by several factors, including:

•        Market conditions that may impact our pricing;

•        Our cost structure for manufacturing operations, including contract manufacturers, relative to volume, and our product support obligations;

•        Our capacity utilization and overhead cost absorption rates;

•        Our ability to maintain our costs on the components that go into the manufacture of our products; and

•        Seasonal sales offerings or product promotions in conjunction with plans created with our distributors or retail channels.

We expect our gross margins to fluctuate over time, depending on the factors described above.

Sales and Marketing

Sales and marketing expenses consist primarily of employee-related costs for individuals working in our sales and marketing departments, our tasting room general managers and Cask Club directors, our hourly tasting room sales associates, the executives to whom all general managers report, and the executives whose primary function is sales or marketing, and rent and associated costs for running each tasting room. The expenses include our personnel responsible for managing our e-commerce platform, wages, commissions and bonuses for our outside sales team members who market and sell our products to distributors and retail end users and the associated costs of such sales. Sales and marketing expenses also include the costs of sports and venue sponsorships, radio, television, social media, influencers, direct mail and other traditional marketing costs, costs related to trade shows and events and an allocated portion of overhead costs. We expect our sales and marketing costs will increase as we expand our headcount, open new locations in partnership with tribes, expand our wholesale distribution footprint and initiate new marketing campaigns.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses associated with our executive, finance, legal, insurance, information technology and human resources functions, as well as professional fees for legal, audit, accounting and other consulting services, and an allocated portion of overhead costs. We expect our general and administrative expenses will increase on an absolute dollar basis as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as increased expenses for general and director and officer insurance, investor relations, directors fees and other administrative and professional services. In addition, we expect to incur additional costs as we hire additional personnel and enhance our infrastructure to support the anticipated growth of our business. We expect that the one-time large costs associated with preparing our initial public offering will not need to be recurring expenses, allowing us to focus on baseline costs.

As of October 13, 2025, we had outstanding restricted stock units (“RSUs”) that, upon vesting, will settle into an aggregate of 2,500,000 shares of common stock based upon the grant date with a fair value of $0.728 per unit. We recognized an aggregate of $2,684,395 of previously-unrecognized compensation expense for RSU awards upon completion of our IPO. Included in the previously-unrecognized compensation expense are an aggregate of

234,525 RSUs to employees, directors and consultants that the Board of Directors approved in May 2024, with a fair grant value of $4.00 per unit. These RSUs contained a double trigger and, upon grant, were deemed to have met their time-based service requirements for vesting.

Interest Expense

Interest expenses include cash interest accrued on our secured debt, cash interest and non-cash interest paid or accrued on our notes payable, interest on leased equipment or assets, and costs and interest on credit cards.

Change in Fair Value of Convertible Notes and Warrant Liabilities

We elected the fair value option for the convertible notes we issued in 2022 and 2023 (the “Convertible Notes”) and the warrants that were issued in connection with the Convertible Notes under ASC Topic 825, Financial Instruments, with changes in fair value reported in our consolidated statements of operations as a component of other income (expense). We believe the fair value option better reflects the underlying economics of the Convertible Notes and the related warrants given their embedded conversion or exercise features. As a result, the Convertible Notes and the related warrants were recorded at fair value upon issuance and were subsequently, and will continue to be, remeasured at each reporting date until settled or converted. Accordingly, the Convertible Notes and the related warrants are recognized initially and subsequently (through and including their exchange for common stock, or in the case of the warrants, the fixing of their exercise price) at fair value, inclusive of their respective accrued interest at their stated interest rates, which are included in convertible notes on our consolidated balance sheets. The changes in the fair value of the Convertible Notes and related warrants are recorded as “changes in fair value” as a component of other income (expenses) in our consolidated statements of operations. The changes in fair value related to the accrued interest components of the Convertible Notes are also included within the single line of change in fair value of convertible notes on our consolidated statements of operations. Upon the initial public offering of our common stock (on November 25, 2024), the fair value of the Convertible Notes and related warrants were converted to equity effective November 25, 2024.

Changes in Fair Value of Investment in Flavored Bourbon, LLC

As of June 30, 2025 and December 31, 2024, respectively, we had a 12.2% and 12.2% ownership interest in Flavored Bourbon, LLC, respectively, and did not record any impairment charges related to our investment in Flavored Bourbon, LLC for the year ended December 31, 2023. In January 2024, Flavored Bourbon LLC conducted a capital call, looking to raise $12 million from current and new investors at the same valuation as its last raise. We chose not to participate in the raise, but still retained our rights to full recovery of our capital account of $25.3 million, with the Company being guaranteed a pay out of this $25.3 million, which we must be paid in the event the brand is sold to a third party, or we can block such sale. As of the end of 2024, a total of $9,791,360 of the $12 million had been raised, and it was unclear if an effort would be made to round out the remainder of the initial targeted raise. We retain a 12.2% ownership interest in this entity plus a 2.5% override in the waterfall of distributions. As a result of the January 2024 capital call, in accordance with adjusting for observable price changes for similar investments of the same issuer pursuant to ASC 321 as noted above, we performed a qualitative assessment of our Investment in Flavored Bourbon, LLC. On the basis of our analysis we determined that the fair value of our Investment in Flavored Bourbon, LLC, should be adjusted to $14,285,000, with the resulting increase in fair value of $3,421,000 recorded as gain on increase in value of Flavored Bourbon, LLC on our condensed consolidated statement of operations for the six months ended June 30, 2024, and recorded no further adjustment in the value of Flavored Bourbon, LLC through the remainder of 2024.

Changes in Fair Value of Convertible Notes

As of September 30, 2024, the fair value of the Convertible Notes that were issued in 2022 and 2023 and were exchanged in October and November 2023 for a fixed number of shares of common stock and prepaid warrants, was revalued to $18,482,353, which reflected the impact of the then-anticipated pricing of our initial public offering of $5.00 per share in the valuation calculation methodology. Upon the effectiveness of our initial public offering (on November 25, 2024), the fair value of the Convertible Notes decreased and was reclassified from a liability to equity in the amount of $15,278,168 (representing the 3,312,148 shares of common stock and 507,394 prepaid warrants for which the Convertible Notes were exchanged multiplied by the price per share of our common stock of $4.00 in the November 25, 2024 initial public offering., with the remaining $3,204,185 recorded as a gain for the decrease in fair value of those Convertible Notes for the period from September 30, 2024 to the date of our initial public offering (November 25, 2024), which is the date on which the contingent treatment of the liability associated with such convertible notes is relieved and they were reclassified to equity.

As of September 30, 2024, the fair value of the convertible notes issued in 2023 and 2024 (the “Whiskey Notes”) and related warrant liabilities, which notes and warrants were exchanged for 2,399,090 shares of common stock and 546,927 prepaid warrants in April 2024, was $14,283,752 and $18,658, respectively, which reflected the impact of the then-anticipated pricing of our initial public offering of $5.00 per share in the valuation calculation methodology. Upon the effectiveness of our initial public offering (on November 25, 2024), the fair value of such convertible promissory notes and related warrant liabilities decreased and was reclassified from a liability to equity in the aggregate amount of $11,784,068 (representing the 2,399,090 shares of common stock and 546,927 prepaid warrants for which the Whiskey Notes were exchanged multiplied by the price per share of our common stock of $4.00 in our November 25, 2024 initial public offering, with the remaining $2,499,684 recorded as a gain for the decrease in fair value of those convertible notes and related warrant liabilities for the period from September 30, 2024 to the date of our initial public offering (November 25, 2024), which is the date on which the contingent treatment of the liability associated with such convertible notes is relieved and they were reclassified to equity.

As the exchange of the Convertible Notes to common stock was conditioned upon the closing of our initial public offering of common stock prior to a specified date, the aggregate fair value of the Convertible Notes continued to be reflected as a liability on our consolidated balance sheet until the closing of our initial public offering (November 25, 2024), at which time the Convertible Notes were reclassified from convertible notes payable to equity, as the remaining contingency to the exchange of the Convertible Notes to common stock was then satisfied. With the satisfaction of that remaining contingency, the exchange of the convertible notes payable for common stock qualified for equity classification. See also Note 5 to our consolidated financial statements for the years ended December 31, 2024 and 2023 included elsewhere in this prospectus.

Changes in Fair Value of Warrant Liabilities

We issued certain warrants for the purchase of shares of our common stock in connection with the issuance of certain Convertible Notes and classified such warrants as a liabilities on our consolidated balance sheet pursuant to ASC Topic 480 because, when issued, the warrants were to settle by issuing a variable number of shares of our common stock based on the then-unknown price per share of our common stock in our IPO. The warrant liabilities were initially recorded at fair value on the issuance date of each warrant and are subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liabilities are recognized as a component of other income (expense) in the consolidated statements of operations. As originally drafted, changes in the fair value of the warrant liabilities are recognized until the warrants are exercised, expire or qualify for equity classification.

In April 2024, certain of such warrants and the related Convertible Notes were exchanged (contingent upon the consummation of our initial public offering, which occurred on November 25, 2024, which contingency is now lifted) for common stock. The remaining warrants, which remain outstanding subsequent to the closing of our initial public offering, were amended to fix the exercise price at $6.00 per share effective upon the closing of our initial public offering, thereby removing the floating price optionality. The fixing of the exercise price allowed us to reclassify the warrant liabilities as equity on a pro forma basis, per ASC Topic 420 as of November 25, 2024 (the date of our initial public offering).

Income Taxes

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law.

Comparison of the Results of Operations for the Three Months Ended June 30, 2025 and 2024

The numbers presented below that have been rounded for presentation purposes have been rounded individually. As a result, totals may reflect the effect of differences between: aggregating the individually rounded component numbers; and the rounding of the total of the individual (non-rounded) component numbers. In cases where rounding occurred, the amount of the rounding difference is generally $1,000 or less. Such differences are considered to be insignificant. The following table summarizes our results of operations for the three months ended June 30, 2025 and 2024.

	For the Three Months Ended June 30,		Change
	2025	2024
Net Sales
Products	$1,060,443	$1,444,035	$(383,592)
Services	261,379	398,280	(136,901)
Total Net Sales	1,321,822	1,842,315	(520,493)

Cost of Sales
Products	1,082,943	1,097,898	(14,955)
Services	11,791	(3,380)	15,171
Total Cost of Sales	1,094,734	1,094,518	216
Gross Profit	227,088	747,797	(520,709)

Operating Expenses
Sales and Marketing	1,971,923	1,297,796	674,127
General and Administrative	4,904,126	1,747,694	3,156,432
Total Operating Expenses	6,876,049	3,045,490	3,830,559
Operating Loss	(6,648,961)	(2,297,693)	(4,351,268)

Other Income (Expense)
Interest Expense	(595,309)	(634,650)	39,341
Change in Fair Value of Convertible Notes	—	9,615,837	(9,615,837)
Change in Fair Value of Warrant Liabilities	—	1,274,812	(1,274,812)
Change in Fair Value of Contingency Liability	—	457,127	(457,127)
Other (Income)/Expense	(47,686)	218	(47,904)
Total Other Expense	(642,995)	10,713,344	(11,356,339)
Income/(Loss) Before Income Taxes	(7,291,956)	8,415,651	(15,707,607)
Income Taxes	(3,122)	(9,150)	6,028
Net Income/(Loss)	$(7,295,078)	$8,406,501	$(15,701,579)

Net Income/(Loss) Per Share, Basic	$(0.77)	$19.90	(20.67)

Weighted Average Common Shares Outstanding, Basic	11,000,519	421,799	$10,578,720

Net Income/(Loss) Per Share, Diluted	$(0.77)	$1.29	$(2.06)

Weighted Average Common Shares Outstanding, Diluted	11,000,519	4,573,063	6,427,456

Net Sales

	Three Months Ended June 30, (rounded to $000’s)		Change
Total Sales	2025	2024
Products	$1,060,000	$1,445,000	$(385,000)
Services	261,000	399,000	(138,000)
	$1,321,000	$1,844,000	$(523,000)

Net sales were approximately $1,321,000 and $1,844,000 for the three months ended June 30, 2025 and 2024, respectively, a decrease of approximately $523,000, or 28.4%, period over period.

The approximately $385,000 net decrease in products sales, period over period, included:

Products Sales	Three Months Ended June 30, (rounded to $000’s)		Change
	2025	2024
Wholesale	$457,000	$489,000	$(32,000)
Retail	603,000	939,000	(336,000)
Third Party	—	17,000	(17,000)
	$1,060,000	$1,445,000	$(385,000)

•        In the second quarter of 2025, we were involved in reevaluating our options and opportunities related to several cryptocurrency treasury strategies vis a vis our overall retail focus while working to reduce overhead and preserve cash as we evaluated several possible cryptocurrency transactions. As a result, we pulled back on significant marketing spend for our goods and services as we focused our attention on evaluating the cryptocurrency landscape. The year-over-year approximate $336,000 decrease included second quarter 2024 DtC sales decrease from continued sales of the Salute Series Army initial edition and the launch of the D-Day Series, which included three products. DtC sales for the second quarter 2025 was a more modest launch of two new editions, Green Beret and Iwo Jima. A portion of the reduction in retail revenue in the three months ended June 30, 2025 versus 2024 was also from the continued reduction of hours in some of our brick-and-mortar retail locations in April through May 2025, and the decision to close some locations on Mondays and Tuesdays to reduce labor expenses on our slowest retail sales days during the quarter. During the same period in 2024, our retail locations were open seven days per week. We reopened those locations on Mondays and Tuesdays close to the Memorial Day holiday to take advantage of higher summer foot traffic. Also contributing to the decrease was the closure of our Thinking Tree Spirits location that was open in the second quarter 2024.

The approximately $139,000 decrease in net sales of services period over period included:

Services Sales	Three Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Third Party Production	$7,000	$6,000	$1,000
Retail Services	247,000	365,000	(118,000)
Consulting and Other	6,000	28,000	(22,000)
	$260,000	$399,000	$(139,000)

•        The approximately $118,000 decrease in retail services was the result of the reduction of hours in some of our brick-and-mortar retail locations as we made the decision to close some locations on Mondays and Tuesday to reduce labor expenses on our slowest retail sales days during the quarter. During the same period in 2024, our retail locations were open seven days per week. We plan to reopen those locations on Mondays and Tuesdays as we get closer to the Memorial Day holiday to take advantage of higher summer foot traffic.

•        The approximately $22,000 decrease in consulting fees was related to TBN projects as we saw the successful completion and opening of the Stillaguamish project in October 2024 and we moved the announced Coquille and Tonto Apache projects that were in the planning phase into the construction phase in preparation for openings in late 2025.

Cost of Sales

Cost of sales were approximately $1,095,000 and $1,098,000 for the three months ended June 30, 2025 and 2024, respectively, a decrease of approximately $3,000, or 0.27%, period over period. Cost of sales for the three months ended June 30, 2025 includes approximately $121,000 of non-cash share-based compensation expenses related to RSU grant awards recognized in the three months ended June 30, 2025 for production employees compared to no such award recognition in 2024.

	Three Months Ended June 30, (rounded to $000’s)
Cost of Sales	2025	2024	Change
Products	1,083,000	1,101,000	$(18,000)
Services	12,000	(3,000)	15,000
	$1,095,000	$1,098,000	$(3,000)

The approximately $18,000 decrease in net products cost of sales period over period included: a decrease in product cost of approximately $114,000 to approximately $476,000 for the three months ended June 30, 2025, from approximately $590,000 for the three months ended June 30, 2024, and an increase in unabsorbed overhead of approximately $96,000 to approximately $607,000 as of June 30, 2025 from approximately $511,000 as of June 30, 2024. We made the choice to move our sales focus onto higher margin products and away from low margin well-based products, resulting in fewer cases sold in 2024 relative to 2023. Fewer cases of production carrying the same amount of overhead increases the unabsorbed overhead, and the associated cost per case, using standard cost accounting methodologies. Assuming all other factors remain steady in the business, as we work to grow our Salute Series volume sales, which is our highest margin item, we will begin to see reductions in our unabsorbed overhead overall and per case, leading to higher gross margins. This is purely a function of how much excess capacity we have in our production system at the time while we transition from low margin, but high volume production to higher margin products.

Services cost of sales decreased by approximately $15,000 to approximately $12,000 for the three months ended June 30, 2025 from approximately $3,000 for the three months ended June 30, 2024 primarily resulting from us ending a low-margin third party production contract for another brand and the wind down of barrel production for third parties.

Components of Products Cost of Sales	Three Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Product Cost (from inventory)	$476,000	$590,000	$(114,000)
Overhead – Unabsorbed	607,000	511,000	96,000
	$1,083,000	$1,101,000	$(18,000)
Components of Products Cost of Sales	Three Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Product Cost (from inventory)	44.0%	53.6%	(9.6)%
Overhead – Unabsorbed	56.0%	46.4%	9.6%
	100.0%	100.0%	—%

•        Unabsorbed overhead as a component of Product Cost of 56.0% and 46.4% for the three months ended June 30, 2025 and 2024, respectively, are significant contributors to our current overall low products gross margins. Unabsorbed overhead is a function of costs attributable to the excess capacity and associated overhead in our system. While we made progress seeing this cost drop to 41.3% in the full year ended December 31, 2024, from 44.6% in the full year ended December 31, 2023, we have significant opportunities to push this cost component down further in 2025 and beyond by reducing unused capacity and reducing our real estate footprint to get leaner and more efficient. The increase in the unabsorbed overhead percentage in the three months ended June 30, 2025 compared to the fourth quarter 2024 is a reflection of the large product sales and volume we had during in the fourth quarter of 2024 given fourth quarter of a year is typically the strongest quarter and the first quarter is typically the slowest quarter of the year in the spirits industry. (See below for our discussion on Gross Margins related to unabsorbed overhead in Non-GAAP Financial Measures).

The approximately $18,000 decrease in net products cost of sales period over period is further detailed as follows:

Cost of Sales Products Sales	Three Months Ended June 30, (rounded to $000’s)		Change
	2025	2024
Spirits – Wholesale	$303,000	$316,000	$(13,000)
Spirits – Retail	141,000	209,000	(68,000)
Spirits – Third Party	—	14,000	(14,000)
Merchandise and Prepared Food	32,000	51,000	(19,000)
Unabsorbed Overhead	607,000	511,000	96,000
	$1,083,000	$1,101,000	$(18,000)

•        The approximately $13,000 decrease in wholesale product cost of sales to approximately $303,000 for the three months ended June 30, 2025 compared to approximately $316,000 for the three months ended June 30, 2024 was primarily the result of the shifting of some wholesale orders from the first quarter to the second quarter based on timing of reorders in the wholesale channel and the continued reduction of focus on our part on low margin items as we shift focus to higher margin items.

•        The decrease to $0 in third-party production costs is due to no such activity in the three months ended June 30, 2025.

•        Our unabsorbed overhead, which is a measure of our capacity relative to our current utilization, increased by approximately $96,000 to approximately $607,000 for the three months ended June 30, 2025 compared to approximately $511,000 for the three months ended June 30, 2024. The unabsorbed overhead expense indicates our underutilization of current production capacity as we move away from low-margin, high volume products into higher margin products. Our goal continues to be the reduction of unabsorbed overhead over time as our production volumes increase with increased sales and as we reduce overhead costs associated with excess production capacity, warehouse space and other real estate. The combined efforts of increasing high margin product sales and reducing general overhead costs are geared toward reducing our overhead expenses to have our remaining overhead right-sized to our strategy of focusing on producing and selling high margin super premium items. (See below for our discussion on Gross Margins related to unabsorbed overhead in Non-GAAP Financial Measures).

Gross Profit

Gross profit was approximately $225,000 and $745,000 for the three months ended June 30, 2025 and 2024, respectively, a decrease of approximately $520,000, or 70%, period over period, and included:

Total Gross Profit	Three Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Products	$(24,000)	$343,000	$(367,000)
Services	249,000	402,000	(153,000)
	$225,000	$745,000	$(520,000)
Total Gross Margin	Three Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Products	(2.3)%	23.7%	(26.0)%
Services	95.4%	100.8%	(5.3)%
	17.0%	40.4%	(23.4)%

It is important to note that the approximately $(24,000) in Products Gross Profits, and the resulting low Gross Margin of (2.3)%, is after layering in the approximately $607,000 in unabsorbed overhead costs.

Gross Profit — Analysis of Exclusion of Unabsorbed Overhead

To provide a more detailed view to our performance for products and services based purely on the direct input costs we remove unabsorbed overhead expenses for the following analysis. Gross profit excluding unabsorbed overhead was approximately $583,000 and $854,000 for the three months ended June 30, 2025 and 2024, respectively, a decrease of approximately $271,000, or 31.7%, period over period, and included:

	Three Months Ended June 30, (rounded to $000’s)
Total Gross Profit – Excluding Unabsorbed Overhead	2025	2024	Change
Products	$(24,000)	$343,000	$(367,000)
Add Back: Unabsorbed Overhead	607,000	511,000	96,000
Products Gross Profit Excluding Unabsorbed Overhead	583,000	854,000	(271,000)
Services	249,000	402,000	(153,000)
Total Gross Profit Excluding Unabsorbed Overhead	$832,000	$1,256,000	$(424,000)
	Three Months Ended June 30, (rounded to $000’s)
Total Gross Margin – Excluding Unabsorbed Overhead	2025	2024	Change
Products	(2.3)%	23.7%	(26.0)%
Add Back: Unabsorbed Overhead	57.3%	35.4%	21.9%
Products Gross Margin Excluding Unabsorbed Overhead	55.0%	59.1%	(4.1)%
Services	95.4%	100.8%	(5.3)%
Total Gross Margin Excluding Unabsorbed Overhead	63.0%	68.1%	(5.1)%

Gross Margin excluding unabsorbed overhead of 63.0% for the three months ended June 30, 2025 compared to 68.1% for the same period in 2024 is a significant increase, as is the improvement compared to the 55.6% we reported for the full year 2024, indicating our efforts aimed at reducing overhead expenses and focusing on high margin items are starting to bear fruit.

Gross Profit Analysis

Gross Margin numbers above are based on the total sales for the three months ended June 30, 2025 and 2024 as follows:

Total Sales	Three Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Products	$1,060,000	$1,445,000	$(385,000)
Services	261,000	399,000	(138,000)
	$1,321,000	$1,844,000	$(523,000)

•        Gross margin was approximately 17.0% and 40.4% (63.0% and 68.1%, excluding unabsorbed overhead) for the three months ended June 30, 2025 and 2024, respectively, based upon total net sales of approximately $1,321,000 and $1,844,000, respectively. As we add more Special Operations Salute sales via online channels, we expect to see our overall gross margin increase. Likewise, as we add more states into our wholesale distribution channel focused solely on high-margin items, rather than any low-margin well vodka in those states, we expect to see additional margin increases. Also, as we add more cases of production through our system, we expect the unabsorbed overhead costs will be reduced as each additive case of new sales volume begins to carry incremental overhead costs as part of the normal manufacturing cost accounting, which should increase our overall margins. Finally, our third-party production contracts were very low margin for us, which is why management made the decision to end those contracts at the end of January 2024 and phase out producing barrels of whiskey for third parties under contract in late 2024. Moving forward, management will focus on higher-margin activities, which we expect will increase our overall margins.

•        Gross margin for Products of (2.3)% (55.0% excluding unabsorbed overhead) for the three months ended June 30, 2025 compared to 23.7% (59.1% excluding unabsorbed overhead) for the three months ended June 30, 2024 are inclusive of low margin production contracts we ended in 2024, the significant amount of unabsorbed overhead we booked (which drags down gross margin based on the amount of unused capacity in our system). As we work to shed some of our excess capacity and overhead, and as we increase our sales of higher margin items, we expect this Products gross margin to increase significantly (See also below our comments related to this in more detail in Non-GAAP Financial Measures).

Sales and Marketing Expenses

Sales and marketing expenses were approximately $1,973,000 for the three months ended June 30, 2025 compared to approximately $1,298,000 for the three months ended June 30, 2024. This approximately $675,000 increase included:

Sales and Marketing Expense	Three Months Ended June 30, (rounded to $000’s)		Change
	2025	2024
Personnel – Cash Wages and Related Expense	$826,000	$664,000	$162,000
Personnel – Share-Based Compensation	647,000	—	647,000
Tasting Room	22,000	35,000	(13,000)
Leases and Rentals	188,000	187,000	1,000
Sales and Marketing Expenses	82,000	181,000	(99,000)
Other	208,000	231,000	(23,000)
	$1,973,000	$1,298,000	$675,000

•        The approximately $647,000 of personnel — share-based compensation in the three months ended June 30, 2025, for which there was no such expense in the comparable three months ended June 30, 2024 included; $511,000 grant of matching non-cash RSU compensation related to deferred compensation. (See Notes 2 and 7 of our condensed consolidated financial statements for the three months ended June 30, 2025 and 2024), plus additional RSU grants employee recognitions of $136,000.

•        The approximately $99,000 decrease in sales and marketing expenses included: an increase in digital advertising production expense to drive DtC sales of our highest margin spirits brands, offset by decreases in sponsorships and print advertising as we shifted to a new third-party e-commerce platform.

•        The approximately $23,000 decrease in other sales and marketing expenses stems from decreased deals, discounts, rebates and incentives offered to wholesale distributors for low margin products and the ending of a contract for an outside sales consultant as of December 31, 2024.

General and Administrative Expenses

General and administrative expenses were approximately $4,424,000 for the three months ended June 30, 2025, compared to approximately $1,747,000 for the three months ended June 30, 2024. This approximately $2,677,000 increase included:

General and Administrative Expense	Three Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Personnel – Cash Wages and Related Non-Cash Expense	$504,000	$584,000	$(80,000)
Personnel – Share-Based Compensation	1,810,000	—	1,810,000
Recruiting and retention	2,000	7,000	(5,000)
Professional Fees	760,000	485,000	275,000
Professional Fees – Share-Based Consulting Fees	212,000	—	212,000
Leases and Rentals	143,000	148,000	(5,000)
Depreciation	228,000	272,000	(44,000)
Other	428,000	251,000	177,000
Other – Share-Based Director Fees	337,000	—	337,000
	$4,424,000	$1,747,000	$2,677,000

•        The approximately $1,810,000 of personnel — share-based compensation in the three months ended June 30, 2025, for which there was no such expense in the comparable three months ended June 30, 2024 included; $1,286,000 grant of matching non-cash RSU compensation related to deferred compensation. (See Notes 2 and 7 of our condensed consolidated financial statements for the three months ended June 30, 2025 and 2024), plus additional RSU grants employee recognitions of $525,000.

•        The approximately $275,000 increase in professional fees expense was primarily the result of year end audit fees recognized in the three months ended June 30, 2025 for which there was no such expense in the comparable three months ended June 30, 2024, $221,000.

•        The approximately $212,000 of non-cash share-based compensation Professional fees expense recognized in the three months ended June 30, 2025, for which there was no such expense in the comparable three months ended June 30, 2024 for RSU awards granted to outside consultants in lieu of cash.

•        The approximately $337,000 of non-cash share-based compensation other — director fees expense recognized in the three months ended June 30, 2025, for which there was no such expense in the comparable three months ended June 30, 2024 for RSU awards granted to directors in lieu of cash.

Interest Expense

Interest expense decreased by approximately $39,000 to approximately $595,000 for the three months ended June 30, 2025, compared to approximately $635,000 for the three months ended June 30, 2024. The decrease included approximately $69,000 resulting from the decreased principal balance of the Silverview loan in 2025 compared to 2024, and an approximately $9,000 decrease in interest expense related to the channel partners loan having been paid off in 2024.

Income Taxes

The provision for income taxes for the three months ended June 30, 2025 and 2024 was immaterial, primarily as we were in a net loss position for those periods.

Comparison of the Results of Operations for the Six Months Ended June 30, 2025 and 2024

The numbers presented below that have been rounded for presentation purposes have been rounded individually. As a result, totals may reflect the effect of differences between: aggregating the individually rounded component numbers; and the rounding of the total of the individual (non-rounded) component numbers. In cases where rounding occurred, the amount of the rounding difference is generally $1,000 or less. Such differences are considered to be insignificant.

The following table summarizes our results of operations for the six months ended June 30, 2025 and 2024.

	For the Six Months Ended June 30,
	2025	2024	Change
Net Sales
Products	$1,898,498	$2,675,858	$(777,360)
Services	515,307	872,616	(357,309)
Total Net Sales	2,413,805	3,548,474	(1,134,669)

Cost of Sales
Products	1,897,152	2,311,463	(414,311)
Services	17,680	80,677	(62,997)
Total Cost of Sales	1,914,832	2,392,140	(477,308)
Gross Profit	498,973	1,156,334	(657,361)

	For the Six Months Ended June 30,
	2025	2024	Change
Operating Expenses
Sales and Marketing	3,287,310	2,487,650	799,660
General and Administrative	6,311,802	3,193,246	3,118,556
Total Operating Expenses	9,599,112	5,680,896	3,918,216
Operating Loss	(9,100,139)	(4,524,562)	(4,575,577)

Other Income (Expense)
Interest Expense	(1,118,522)	(1,235,656)	117,134
Gain on Investment	—	3,421,222	(3,421,222)
Change in Fair Value of Convertible Notes	—	9,044,748	(9,044,748)
Change in Fair Value of Warrant Liabilities	—	1,705,020	(1,705,020)
Change in Fair Value of Contingency Liability	—	457,127	(457,127)
Other (Income)/Expense	(106,342)	592	(106,934)
Total Other Expense	(1,224,864)	13,393,053	(14,617,917)
Income/(Loss) Before Income Taxes	(10,325,003)	8,868,491	(19,193,494)
Income Taxes	(3,122)	(9,150)	6,028
Net Income/(Loss)	$(10,328,125)	$8,859,341	$(19,187,466)

Net Income/(Loss) Per Share, Basic	$(1.16)	$20.97	$(22.13)

Weighted Average Common Shares Outstanding, Basic	10,335,057	421,799	9,913,258

Net Income/(Loss) Per Share, Diluted	$(1.16)	$(2.44)	$1.28

Weighted Average Common Shares Outstanding, Diluted	10,335,057	4,573,063	5,761,994

Net Sales

	Six Months Ended June 30, (rounded to $000’s)
Total Sales	2025	2024	Change
Products	$1,899,000	$2,676,000	$(777,000)
Services	515,000	873,000	(358,000)
	$2,414,000	$3,549,000	$(1,135,000)

Net sales were approximately $2,414,000 and $3,549,000 for the six months ended June 30, 2025 and 2024, respectively, a decrease of approximately $1,135,000, or 32.0%, period over period.

The approximately $777,000 net decrease in products sales, period over period, included:

Products Sales	Six Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Wholesale	$727,000	$807,000	$(80,000)
Retail	1,172,000	1,682,000	(510,000)
Third Party	—	187,000	(187,000)
	$1,899,000	$2,676,000	$(777,000)

•        The approximately $80,000 decrease in wholesale product sales was primarily the result of the timing of orders through the wholesale channel moved into second quarter 2025 that occurred in first quarter 2024 and the reduction of sales of low margin spirits as we continue to move our emphasis to higher margin items.

•        Retail products sales included the impact of sales from the launch of our Special Operations Salute product line in November 2023, with sales associated with that new product line of approximately $331,000 and $695,000 for the six months ended June 30, 2025 and 2024, and which is an important part of our strategy as our margins on sales direct to consumers are highest for us. The year over year approximately $510,000 decrease included is the result of the timing of orders fulfilled through the DtC retailer channel, which consisted of large load in by the retailers in the fourth quarter 2024, modest reorders in the first quarter 2025 as the retailers moved through their inventory and the movement of reorders into second quarter 2025 that occurred in first quarter 2024 for DtC items. A portion of the reduction in retail revenue in six months ended June 30, 2025 versus 2024 was also from the reduction of hours in some of our brick and mortar retail locations as we made the decision to close some locations on Mondays and Tuesday to reduce labor expenses on our slowest retail sales days during the quarter. During the same period in 2024 our retail locations were open seven days per week. We plan to reopen those locations on Mondays and Tuesdays as we get closer to the Memorial Day holiday to take advantage of higher summer foot traffic.

•        The approximately $187,000 decrease in third-party products sales was primarily a result of winding down our contracts on producing bulk whiskey for third parties in 2024 as we continue to shift our focus and resources into higher margin activities.

Online DtC Product Sales from our online distributor’s inventory sold retailers for resale to retail customers for the six months ended June 30, 2025 compared to the six months ended June 30, 2024 reflected the Company’s increased focus on high-margin direct to consumer (“DtC”) and online sales period over period. The tables below report the substantial increase in the retail value of DtC products sold to consumers during the six months ended June 30, 2025 versus 2024 (sales from our online distributor’s inventory) as follows (in dollars and units sold):

The approximately $358,000 decrease in net sales of services period over period included:

Services Sales	Six Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Third Party Production	$14,000	$117,000	$(103,000)
Retail Services	485,000	665,000	(180,000)
Consulting and Other	16,000	91,000	(75,000)
	$515,000	$873,000	$(358,000)

•        The approximately $103,000 decrease in third-party production resulted from the ending of a low-margin third-party bottling contract as of January 31, 2024. The bulk of our revenue in this category included production services revenue related to a contract we had to produce a gin for a large international spirit brand owner as we made the choice to focus our time, energy and resources on higher margin activities. Lesser amounts of revenue in this category in 2024 came from contract bottling services; and third-party barrel sales and storage revenues.

•        The approximately $180,000 decrease in retail services was the result of the reduction of hours in some of our brick and mortar retail locations as we made the decision to close some locations on Mondays and Tuesday to reduce labor expenses on our slowest retail sales days during the quarter. During the same period in 2024 our retail locations were open seven days per week. We plan to reopen those locations on Mondays and Tuesdays as we get closer to the Memorial Day holiday to take advantage of higher summer foot traffic.

•        The approximately $75,000 decrease in consulting fees is related to TBN projects as we saw the successful completion and opening of the Stillaguamish project in October 2024 and we moved the announced Coquille and Tonto Apache projects that were in planning phase into construction phase in preparation for openings in late 2025.

Cost of Sales

Cost of sales were approximately $1,890,000 and $2,392,000 for the six months ended June 30, 2025 and 2024, respectively, a decrease of approximately $502,000, or 21.0%, period over period. Cost of Sales for the six months ended June 30, 2025 includes approximately $121,000 of non-cash share-based compensation expenses related to RSU grant awards recognized in the six months ended June 30, 2025 for production employees compared to no such award recognition in 2024.

	Six Months Ended June 30, (rounded to $000’s)
Cost of Sales	2025	2024	Change
Products	$1,872,000	$2,311,000	$(439,000)
Services	18,000	81,000	(63,000)
	$1,890,000	$2,392,000	$(502,000)

The approximately $439,000 decrease in net products cost of sales period over period included: a decrease in product cost of approximately $310,000 to approximately $829,000 for the six months ended June 30, 2025, from approximately $1,139,000 for the six months ended June 30, 2024, and a decrease in unabsorbed overhead of approximately $129,000 to approximately $1,043,000 as of June 30, 2025 from approximately $1,172,000 as of June 30, 2024. We made the choice to move our sales focus onto higher margin products and away from low margin well-based products, resulting in fewer cases sold in 2024 relative to 2023. Fewer cases of production carrying the same amount of overhead increases the unabsorbed overhead, and the associated cost per case, using standard cost accounting methodologies. Assuming all other factors remain steady in the business, as we work to grow our Salute Series volume sales, which is our highest margin item, we will begin to see reductions in our unabsorbed overhead overall and per case, leading to higher gross margins. This is purely a function of how much excess capacity we have in our production system at the time while we transition from low margin, but high volume production to higher margin products.

Services cost of sales decreased by approximately $63,000 to approximately $18,000 for the six months ended June 30, 2025 from approximately $81,000 for the six months ended June 30, 2024 primarily resulting from us ending a low-margin third party production contract for another brand and the wind down of barrel production for third parties.

Components of Products Cost of Sales	Six Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Product Cost (from inventory)	$829,000	$1,139,000	$(310,000)
Overhead – Unabsorbed	1,043,000	1,172,000	(129,000)
	$1,872,000	$2,311,000	$(439,000)
Components of Products Cost of Sales	Six Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Product Cost (from inventory)	44.3%	49.3%	(5.0)%
Overhead – Unabsorbed	55.7%	50.7%	5.0%
	100.0%	100.0%	—%

•        Unabsorbed overhead as a component of Product Cost of 55.7% and 50.7% for the six months ended June 30, 2025 and 2024, respectively, are significant contributors to our current overall low products gross margins. Unabsorbed overhead is a function of costs attributable to the excess capacity and associated overhead in our system. While we made progress seeing this cost drop to 41.3% in the full year ended December 31, 2024, from 44.6% in the full year ended December 31, 2023, we have significant opportunities to push this cost component down further in 2025 and beyond by reducing unused capacity and reducing our real estate footprint to get leaner and more efficient. The increase in the unabsorbed overhead percentage in the first six months of 2025 compared to the fourth quarter 2024 is a reflection of the large product sales and volume we had during in the fourth quarter of 2024 given fourth quarter of a year is typically the strongest quarter and the first quarter is typically the slowest quarter of the year in the spirits industry. (See below for our discussion on Gross Margins related to unabsorbed overhead in Non-GAAP Financial Measures).

The approximately $439,000 decrease in net products cost of sales period over period is further detailed as follows:

Cost of Sales Products Sales	Six Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Spirits – Wholesale	$477,000	$580,000	$(103,000)
Spirits – Retail	287,000	339,000	(52,000)
Spirits – Third Party	—	113,000	(113,000)
Merchandise and Prepared Food	65,000	107,000	(42,000)
Unabsorbed Overhead	1,043,000	1,172,000	(129,000)
	$1,872,000	$2,311,000	$(439,000)

•        The approximately $103,000 decrease in wholesale product cost of sales to approximately $477,000 for the six months ended June 30, 2025 compared to approximately $580,000 for the six months ended June 30, 2024 was primarily the result of the shifting of some wholesale orders from the first quarter to the second quarter based on timing of reorders in the wholesale channel and the continued reduction of focus on our part on low margin items as we shift focus to higher margin items.

•        The decrease to $0 in third-party production costs is due to no such activity in the six months ended June 30, 2025.

•        Our unabsorbed overhead, which is a measure of our capacity relative to our current utilization, decreased by approximately $129,000 to approximately $1,043,000 for the six months ended June 30, 2025 compared to approximately $1,172,000 for the six months ended June 30, 2024. The unabsorbed overhead expense indicates our underutilization of current production capacity as we move away from low-margin, high volume products into higher margin products. Our goal continues to be the reduction of unabsorbed overhead over time as our production volumes increase with increased sales and as we reduce overhead costs associated with excess production capacity, warehouse space and other real estate. The combined efforts of increasing high margin product sales and reducing general overhead costs are geared toward reducing our overhead expenses to have our remaining overhead right-sized to our strategy of focusing on producing and selling high margin super premium items. (See below for our discussion on Gross Margins related to unabsorbed overhead in Non-GAAP Financial Measures). Unabsorbed overhead includes approximately $2,000 in product inventory write downs and adjustments in the six months ended June 30, 2025 compared to approximately $79,000 in the six months ended June 30, 2024.

Gross Profit

Gross profit was approximately $499,000 and $1,157,000 for the six months ended June 30, 2025 and 2024, respectively, a decrease of approximately $658,000, or 56.9%, period over period, and included:

Total Gross Profit	Six Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Products	$2,000	$365,000	$(363,000)
Services	497,000	792,000	(295,000)
	$499,000	$1,157,000	$(658,000)
Total Gross Margin	Six Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Products	0.1%	13.6%	(13.5)%
Services	96.5%	90.7%	5.8%
	20.7%	32.6%	(11.9)%

It is important to note that the approximately $2,000 in Products Gross Profits, and the resulting low Gross Margin of 0.1%, is after layering in the approximately $1,043,000 in unabsorbed overhead costs.

Gross Profit — Analysis of Exclusion of Unabsorbed Overhead

To provide a more detailed view to our performance for products and services based purely on the direct input costs we remove unabsorbed overhead expenses for the following analysis. Gross profit excluding unabsorbed overhead was approximately $1,045,000 and $1,537,000 for the six months ended June 30, 2025 and 2024, respectively, a decrease of approximately $492,000, or 32.0%, period over period, and included:

	Six Months Ended June 30, (rounded to $000’s)
Total Gross Profit – Excluding Unabsorbed Overhead	2025	2024	Change
Products	$2,000	$365,000	$(363,000)
Add Back: Unabsorbed Overhead	1,043,000	1,172,000	(129,000)
Products Gross Profit Excluding Unabsorbed Overhead	1,045,000	1,537,000	(492,000)
Services	497,000	792,000	(295,000)
Total Gross Profit Excluding Unabsorbed Overhead	$1,542,000	$2,329,000	$(787,000)
Total Gross Margin – Excluding Unabsorbed Overhead	Six Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Products	0.1%	13.6%	(13.5)%
Add Back: Unabsorbed Overhead	54.9%	43.8%	11.1%
Products Gross Margin Excluding Unabsorbed Overhead	55.0%	57.4%	(2.4)%
Services	96.5%	90.7%	5.8%
Total Gross Margin Excluding Unabsorbed Overhead	63.9%	65.6%	(1.7)%

Gross Margin excluding unabsorbed overhead of 63.9% for the six months ended June 30, 2025 compared to 65.6% for the same period in 2024 is a significant increase, as is the improvement compared to the 55.6% we reported for the full year 2024, indicating our efforts aimed at reducing overhead expenses and focusing on high margin items are starting to bear fruit.

Gross Profit Analysis

Gross Margin numbers above are based on the total sales for the six months ended June 30, 2025 and 2024 as follows:

Total Sales	Six Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Products	$1,899,000	$2,676,000	$(777,000)
Services	515,000	873,000	(358,000)
	$2,414,000	$3,549,000	$(1,135,000)

•        Gross margin was approximately 20.7% and 32.6% (63.9% and 65.6%, excluding unabsorbed overhead) for the six months ended June 30, 2025 and 2024, respectively, based upon total net sales of approximately $2,414,000 and $3,549,000, respectively. As we add more Special Operations Salute sales via online channels, we expect to see our overall gross margin increase. Likewise, as we add more states into our wholesale distribution channel focused solely on high-margin items, rather than any low-margin well vodka in those states, we expect to see additional margin increases. Also, as we add more cases of production through our system, we expect the unabsorbed overhead costs will be reduced as each additive case of new sales volume begins to carry incremental overhead costs as part of the normal manufacturing cost accounting, which should increase our overall margins. Finally, our third-party production contracts were very low margin for us, which is why management made the decision to end those contracts at the end of January 2024 and phase out producing barrels of whiskey for third parties under contract in late 2024. Moving forward, management will focus on higher-margin activities, which we expect will increase our overall margins.

•        Gross margin for Products of 0.1% (55.0% excluding unabsorbed overhead) for the six months ended June 30, 2025 compared to 13.6% (57.4% excluding unabsorbed overhead) for the six months ended June 30, 2024 are inclusive of low margin production contracts we ended in 2024, the significant amount of unabsorbed overhead we booked (which drags down gross margin based on the amount of unused capacity in our system), and approximately $27,000 in product inventory write downs in the six months ended June 30, 2025 compared to approximately $102,000 in product inventory write downs and adjustments in the six months ended June 30, 2024. As we work to shed some of our excess capacity and overhead, and as we increase our sales of higher margin items, we expect this Products gross margin to increase significantly (See also below our comments related to this in more detail in Non-GAAP Financial Measures).

Sales and Marketing Expenses

Sales and marketing expenses were approximately $3,287,000 for the six months ended June 30, 2025 compared to approximately $2,488,000 for the six months ended June 30, 2024. This approximately $799,000 increase included:

Sales and Marketing Expense	Six Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Personnel – Cash Wages and Related Expense	$1,555,000	$1,309,000	$246,000
Personnel – Share-Based Compensation	647,000	—	647,000
Tasting Room	44,000	70,000	(26,000)
Leases and Rentals	378,000	353,000	25,000
Sales and Marketing Expenses	288,000	277,000	11,000
Other	375,000	479,000	(104,000)
	$3,287,000	$2,488,000	$799,000

•        The approximately $647,000 of personnel — share-based compensation in the three months ended June 30, 2025, for which there was no such expense in the comparable three months ended June 30, 2024 included; $511,000 grant of matching non-cash RSU compensation related to deferred compensation. (See Notes 2 and 7 of our condensed consolidated financial statements for the three months ended June 30, 2025 and 2024), plus additional RSU grants employee recognitions of $136,000.

•        The approximately $26,000 decrease in tasting room expenses was the result of decrease in spending.

•        The approximately $104,000 decrease in other sales and marketing expenses stems from decreased deals, discounts, rebates and incentives offered to wholesale distributors for low margin products and the ending of a contract for an outside sales consultant as of December 31, 2024.

General and Administrative Expenses

General and administrative expenses were approximately $6,312,000 for the six months ended June 30, 2025, compared to approximately $3,194,000 for the six months ended June 30, 2024. This approximately $3,118,000 increase included:

General and Administrative Expense	Six Months Ended June 30, (rounded to $000’s)
	2025	2024	Change
Personnel – Cash Wages and Related Non-Cash Expense	$1,394,000	$1,083,000	$311,000
Personnel – Share-Based Compensation	1,810,000	—	1,810,000
Recruiting and retention	7,000	12,000	(5,000)
Professional Fees	960,000	772,000	188,000
Professional Fees – Share-Based Compensation	212,000	—	212,000
Leases and Rentals	285,000	321,000	(36,000)
Depreciation	477,000	532,000	(55,000)
Other	830,000	474,000	356,000
Other – Share-Based Director Fees	337,000	—	337,000
	$6,312,000	$3,194,000	$3,118,000

The approximately $311,000 increase in wages and related expenses was primarily the result of:

•        The approximately $1,810,000 of personnel — share-based compensation in the six months ended June 30, 2025, for which there was no such expense in the comparable six months ended June 30, 2024 included; $1,286,000 grant of matching non-cash RSU compensation related to deferred compensation. (See Notes 2 and 7 of our condensed consolidated financial statements for the six months ended June 30, 2025 and 2024), plus additional RSU grants employee recognitions of $525,000.

•        The approximately 188,000 increase in professional fees expense was primarily the result of year end audit fees recognized in the six months ended June 30, 2025 for which there was no such expense in the comparable six months ended June 30, 2024, $221,000.

•        The approximately $212,000 of non-cash share-based compensation Professional fees expense recognized in the three months ended June 30, 2025, for which there was no such expense in the comparable three months ended June 30, 2024 for RSU awards granted to outside consultants in lieu of cash.

•        The approximately $36,000 decrease in leases and rentals was primarily the result of moving from a large warehouse in Eugene, Oregon to a smaller warehouse starting in January 2025.

•        The approximately $356,000 increase in other general and administrative expenses included accumulative smaller changes in utilities, travel, general insurance, public company related insurance and other administrative expenses, including board compensation.

•        The approximately $337,000 of non-cash share-based compensation other — director fees expense recognized in the six months ended June 30, 2025, for which there was no such expense in the comparable six months ended June 30, 2024 for RSU awards granted to directors in lieu of cash.

Beginning in late 2023 we began exploring other funding options, including an initial public offering While the costs directly associated with this activity were capitalized and deferred to the balance sheet to be recognized as a cost of the transaction upon a successful completion or other disposition, we also incurred certain other expenses related to preparing for the transaction that did not directly qualify for capitalization and deferral, such as the preparation of audited consolidated financial statements, and certain expenses for valuation and other financial services. On November 25, 2024, we successfully completed our initial public offering, and recognized approximately $2,368,000 of deferred offering expenses as a cost of the transaction.

Interest Expense

Interest expense decreased by approximately $117,000 to approximately $1,119,000 for the six months ended June 30, 2025, compared to approximately $1,236,000 for the six months ended June 30, 2024. The decrease included approximately $69,000 resulting from the decreased principal balance of the Silverview loan in 2025 compared to 2024, and an approximately $9,000 decrease in interest expense related to the channel partners loan having been paid off in 2024.

Income Taxes

The provision for income taxes for the six months ended June 30, 2025 and 2024 was immaterial, primarily as we were in a net loss position for those periods.

Comparison of the Results of Operations for the Years Ended December 31, 2024 and 2023

The numbers presented below that have been rounded for presentation purposes have been rounded individually. As a result, totals may reflect the effect of differences between: aggregating the individually rounded component numbers; and the rounding of the total of the individual (non-rounded) component numbers. In cases where rounding occurred, the amount of the rounding difference is generally $1,000 or less. Such differences are considered to be insignificant.

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023.

	For the Years Ended December 31,
	2024	2023	Change
Net Sales
Products	$6,614,933	$5,136,482	$1,478,451
Services	1,787,555	2,834,742	(1,047,187)
Total Net Sales	8,402,488	7,971,224	431,264

Cost of Sales
Products	6,173,189	4,963,176	1,210,013
Services	103,452	857,007	(753,555)
Total Cost of Sales	6,276,641	5,820,183	456,458
Gross Profit	2,125,847	2,151,041	(25,194)

Operating Expenses
Sales and Marketing	6,038,636	5,938,315	100,321
General and Administrative	11,006,021	7,477,285	3,528,736
Total Operating Expenses	17,044,657	13,415,600	3,629,057
Operating Loss	(14,918,810)	(11,264,559)	(3,654,251)

Other Income (Expense)
Interest Expense	(2,535,701)	(2,526,740)	(8,961)
Gain on Investment	3,421,222	—	3,421,222
Change in Fair Value of Convertible Notes	14,028,067	(22,764,854)	36,792,921
Change in Fair Value of Warrant Liabilities	736,580	(240,159)	976,739
Other (Income)/Expense	(11,750)	4,893	(16,643)
Total Other Expense	15,638,418	(25,526,860)	41,165,278
Income/(Loss) Before Income Taxes	719,608	(36,791,419)	37,511,027
Income Taxes	(9,150)	(7,000)	(2,150)
Net Income/(Loss)	$710,458	$(36,798,419)	$37,508,877

Net Income/(Loss) Per Share, Basic	$0.05	$(96.45)	$96.50

Weighted Average Common Shares Outstanding, Basic	1,281,339	381,543	$899,796.00

Net Income/(Loss) Per Share, Diluted	$(1.97)	$(96.45)	$94.47

Weighted Average Common Shares Outstanding, Diluted	7,077,759	381,543	6,696,216

Cost of Sales of approximately $6,277,000 and $5,820,000, and Operating Expenses of approximately $17,045,000 and $13,416,000 for the years ended December 31, 2024 and 2023, respectively, included non-cash share-based compensation for employees (personnel) and consultants of approximately $4,892,000 and $19,000, respectively, as follows:

	Years Ended December 31, (rounded to $000’s)
	2024	2023	Change
Production/Cost of Sales	$178,000	$—	$178,000
Sales and Marketing	730,000	—	730,000
General and Administrative	2,414,000	6,000	2,408,000
Subtotal Employee Compensation	3,322,000	6,000	3,316,000
Professional Fees (General and Administrative)	1,570,000	13,000	1,557,000
Total Non-Cash Share-Based Compensation	$4,892,000	$19,000	$4,873,000

Netting out the non-cash share-based compensation from the Total Operating Expenses results in cash based Operating Expenses for 2024 of approximately $12,178,000 for 2024, which is approximately $1,238,000 less than the Operating Expenses for 2023.

Net Sales

Net sales were approximately $8,402,000 and $7,971,000 for the years ended December 31, 2024 and 2023, respectively, an increase of approximately $431,000, or 5.4%, period over period. The increase in net sales resulted primarily from:

•        an increase in product sales of approximately $1,479,000, or 28.8%, to approximately $6,615,000 for the year ended December 31, 2024, compared to approximately $5,136,000 for the year ended December 31, 2023, due mainly to the launch of the Special Operations Services product line in November 2023 (with sales of associated with that new product line of approximately $1,635,000 and $465,000 for the years ended December 31, 2024 and 2023, respectively). The year over year change in product sales also included lesser impacts as a result of: reduced sales following the closure of our Ballard, Washington retail location in late March 2023 (which generated almost a full quarter of retail tasting room revenue in early 2023); offset by increased sales as a result of our acquisition of Thinking Tree Spirits (“TTS”) in February 2024 (and the resulting increase from sales of TTS products and revenue from the acquired TTS tasting room in Eugene, Oregon),

•        a decrease of approximately $1,048,000, or 37.0%, in services sales, to approximately $1,787,000 for the year ended December 31, 2024 compared to approximately $2,835,000 for the year ended December 31, 2023 resulting primarily from the termination of a low-margin third-party contract in January 2024.

We note that total sales for the year ended December 31, 2024 would have been higher than total sales in the year ended December 31, 2023 had we not closed our Ballard, Washington tasting room in March of 2023 in connection with our decision not to renew the lease for that facility, which we believe demonstrates that 2023 was a year of stabilization in anticipation of new product launches and new wholesale markets opening in 2024 to begin our growth.

The approximately $1,479,000 net increase in products sales, period over period, included:

Products Sales	Years Ended December 31, (rounded to $000’s)
	2024	2023	Change
Wholesale	$1,596,000	$1,658,000	$(62,000)
Retail	3,899,000	3,183,000	716,000
Third Party	1,120,000	295,000	825,000
	$6,615,000	$5,136,000	$1,479,000

•        The approximately $716,000 increase in retail products sales was primarily a result of the launch of our Special Operations Salute line in November 2023 and is an important part of our strategy as our margins on sales direct to consumers are highest for us. The year over year change also included lesser impacts as a result of: reduced sales following the closure of our Ballard, Washington retail location in late March 2023 (which generated almost a full quarter of retail tasting room revenue in early 2023); offset by increased sales as a result of our acquisition of TTS in February 2024 (and the resulting increase from sales of TTS products and revenue from the acquired TTS tasting room in Eugene, Oregon).

•        The approximately $825,000 increase in third-party products sales was primarily a result of our production of bulk whiskey produced and barreled under contract for third parties, barreled whiskey sold to third parties, and royalties from spirits sales under the new TBN model.

The approximately $1,048,000 decrease in net sales of services period over period included:

Services Sales	Years Ended December 31, (rounded to $000’s)
	2024	2023	Change
Third Party Production	$99,000	$1,094,000	$(995,000)
Retail Services	1,442,000	1,387,000	55,000
Consulting and Other	246,000	354,000	(108,000)
	$1,787,000	$2,835,000	$(1,048,000)

•        The approximately $995,000 decrease in third-party production resulted from the ending of a low-margin third-party bottling contract as of January 31, 2024. The bulk of our revenue in this category included production services revenue related to a contract we had to produce a gin for a large international spirit brand owner as we made the choice to focus our time, energy and resources on higher margin activities. Lesser amounts of revenue in this category in 2024 came from contract bottling services; and third-party barrel sales and storage revenues.

•        The approximately $55,000 increase in retail services included Cask Club sales increasing $29,000 and Cocktail/Tasting orders in the tasting rooms increasing $30,000.

•        The approximately $108,000 decrease in consulting fees is related to TBN projects as we saw the successful completion and opening of the Stillaguamish project in October 2024 and we moved the announced Coquille and Tonto Apache projects that were in planning phase into construction phase in preparation for openings in late 2025.

Cost of Sales

Cost of sales were approximately $6,276,000 and $5,820,000 for the years ended December 31, 2024 and 2023, respectively, an increase of approximately $456,000, or 7.8%, period over period.

Total Cost of Sales	Years Ended December 31, (rounded to $000’s)
	2024	2023	Change
Products	$6,173,000	$4,963,000	$1,210,000
Services	103,000	857,000	(754,000)
	$6,276,000	$5,820,000	$456,000

The approximately $1,210,000 increase in net products cost of sales period over period included: an increase in product cost of approximately $875,000 to approximately $3,623,000 for the year ended December 31, 2024, from approximately $2,748,000 for the year ended December 31, 2023 which included an increase in unabsorbed overhead of approximately $335,000 to approximately $2,550,000 as of December 31, 2024 from approximately $2,215,000 as of December 31, 2023. We made the choice to move our sales focus onto higher margin products and away from low margin well-based products, resulting in fewer cases sold in 2024 relative to 2023. Fewer cases of production carrying the same amount of overhead increases the unabsorbed overhead, and the associated cost per case, using standard cost accounting methodologies. Assuming all other factors remain steady in the business, as we work to grow our Salute Series volume sales, which is our highest margin item, we will begin to see reductions in our unabsorbed overhead overall and per case, leading to higher gross margins. This is purely a function of how much excess capacity we have in our production system at the time while we transition from low margin, but high volume production to higher margin products.

Services cost of sales decreased by approximately $754,000 from 2023 to 2024 primarily resulting from us ending a low-margin third party production contract for another brand and the wind down of barrel production for third parties.

Components of Products Cost of Sales	Years Ended December 31, (rounded to $000’s)
	2024	2023	Change
Product Cost (from inventory)	$3,623,000	$2,748,000	$875,000
Overhead – Unabsorbed	2,550,000	2,215,000	335,000
	$6,173,000	$4,963,000	$1,210,000
Components of Products Cost of Sales	Years Ended December 31,
	2024	2023	Change
Product Cost (from inventory)	58.7%	55.4%	3.3%
Overhead – Unabsorbed	41.3%	44.6%	(3.3)%
	100.0%	100.0%	—%

•        Unabsorbed overhead as a component of Product Cost of 41.3% and 44.6% for 2024 and 2023, respectively, are significant contributors to our current overall low Products gross margins. Unabsorbed overhead is a functions of costs attributable to the excess capacity and associated overhead in our system. While we made progress seeing this cost drop from 44.6% in 2023 to 41.3% in 2024, we have significant opportunities to push this cost component down further in 2025 and beyond by reducing unused capacity and reducing our real estate footprint to get leaner and more efficient. (See below our discussion on Gross Margins related to unabsorbed overhead in Non-GAAP Financial Measures).

The approximately $1,210,000 increase in net products cost of sales period over period is further detailed as follows:

Cost of Sales Products Sales	Years Ended December 31, (rounded to $000’s)
	2024	2023	Change
Spirits – Wholesale	$1,143,000	$1,309,000	$(166,000)
Spirits – Retail	946,000	848,000	98,000
Spirits – Third Party	1,116,000	230,000	886,000
Hand Sanitizer	—	46,000	(46,000)
Merchandise and Prepared Food	418,000	318,000	100,000
Unabsorbed Overhead	2,550,000	2,212,000	338,000
	$6,173,000	$4,963,000	$1,210,000

•        The larger realized increase in third-party production costs include lower margins for pre-existing barrel production contracts that were put into place prior to 2024, but which are now completed. This is part of management’s strategy of moving away from low margin activity to focus on higher margin activities and products, including our efforts to secure more agreements to open more TBN locations, high-margin DtC sales of our Special Operations Salute whiskey and expanded wholesale distribution of our core products in key states. Management is also working with our wholesale sales team to move us out of the low-margin well vodka business in favor of higher-margin premium whiskey products.

•        The approximately $46,000 in one-time aggregate hand sanitizer cost of sales for the year ended December 31, 2023 was due to a vendor invoice from 2020 that we did not receive until early 2023 when the vendor audited its billings for prior years. There was no similar expense in the year ended December 31, 2024 and we do not anticipate any future expenses associated with hand sanitizer moving forward.

•        Our unabsorbed overhead, which is a measure of our capacity relative to our current utilization, increased by approximately $338,000 to approximately $2,550,000 for the year ended December 31, 2024 compared to approximately $2,212,000 for the year ended December 31, 2023. The increase includes non-cash share-based compensation expenses related to RSU grant awards recognized in 2024 totaling approximately $178,000 for production employees compared to no such award recognition in 2023. The additional remaining unabsorbed overhead expense indicates an increase in our underutilization of current production capacity as we moved away from low-margin, high volume products into higher margin products. We expect that our unabsorbed overhead will decrease over time as our production volumes increase with increased sales, as our overhead expenses will be more fully allocated to increased levels of production. (See below our discussion on Gross Margins related to unabsorbed overhead in Non-GAAP Financial Measures).

•        Cost of Products Sales includes approximately $211,000 in product inventory write downs and adjustments in 2024 compared to a positive inventory adjustment of approximately $21,000 in 2023.

Gross Profit

Gross profit was approximately $2,126,000 and $2,151,000 for the years ended December 31, 2024 and 2023, respectively, a decrease of approximately $25,000, or 1.2%, period over period, and included:

Total Gross Profit	Years Ended December 31, (rounded to $000’s)
	2024	2023	Change
Products	$442,000	$173,000	$269,000
Services	1,684,000	1,978,000	(294,000)
	$2,126,000	$2,151,000	$(25,000)
Total Gross Margin	Years Ended December 31,
	2024	2023	Change
Products	6.7%	3.4%	3.3%
Services	94.2%	69.8%	24.5%
	25.3%	27.0%	(1.7)%
Total Sales	Years Ended December 31, (rounded to $000’s)
	2024	2023	Change
Products	$6,615,000	$5,136,000	$1,479,000
Services	1,787,000	2,835,000	(1,048,000)
	$8,402,000	$7,971,000	$431,000

•        Gross margin was approximately 25.3% and 27.0% for the years ended December 31, 2024 and 2023, respectively, based upon total net sales of approximately $8,402,000 and $7,971,000, respectively. As we add more Special Operations Salute sales via online channels, we expect to see our overall gross margin increase. Likewise, as we add more states into our wholesale distribution channel focused solely on high-margin items, rather than any low-margin well vodka in those states, we expect to see additional margin increases. Also, as we add more cases of production through our system, we expect the unabsorbed overhead costs will be reduced as each additive case of new sales volume begins to carry incremental overhead costs as part of the normal manufacturing cost accounting, which should increase our overall margins. Finally, our third-party production contracts were very low margin for us, which is why management made the decision to end those contracts at the end of January 2024. Moving forward, management will focus on higher-margin activities, which we expect will increase our overall margins.

•        Gross margin for Products of 6.7% are inclusive of low margin production contracts we ended in 2024, the significant amount of unabsorbed overhead we booked (which drags down gross margin based on the amount of unused capacity in our system), and approximately $211,000 in product inventory write downs and adjustments in 2024 compared to a positive inventory adjustment in 2023 of approximately $21,000. As we work to shed some of our excess capacity and overhead, and as we increase our sales of higher margin items, we expect this Products gross margin to increase significantly (See also below our comments related to this in more detail in Non-GAAP Financial Measures).

Sales and Marketing Expenses

Sales and marketing expenses were approximately $6,039,000 for the year ended December 31, 2024 compared to approximately $5,938,000 for the year ended December 31, 2023. This approximately $101,000 decrease included:

Sales and Marketing Expense	Years Ended December 31, (rounded to $000’s)
	2024	2023	Change
Personnel – Cash Wages and Related Expense	$2,903,000	$3,259,000	$(356,000)
Personnel – Share-Based Compensation	730,000	—	730,000
Tasting Room	144,000	119,000	25,000
Leases and Rentals	740,000	712,000	28,000
Sales and Marketing Expenses	503,000	1,006,000	(503,000)
Other	1,019,000	842,000	177,000
	$6,039,000	$5,938,000	$101,000

•        The approximately $356,000 decrease in personnel expense was primarily a result of a decrease of five full-time marketing and retail administration staff in May 2023.

•        The approximately $730,000 of non-cash share-based compensation expense recognized in 2024 for sales and marketing personnel included deferred compensation matching RSUs to certain personnel of approximately $511,000, and historical RSU recognition at IPO $219,000.

•        The approximately $25,000 increase in leases and rentals expenses was primarily due to the additional cost associated with our new tasting room location in Eugene, Oregon from the Thinking Tree Spirits acquisition offset by a decrease in rent expenses from closure of our Ballard, Washington retail location in March 2023.

•        The approximately $503,000 decrease in sales and marketing expenses included: an increase in digital advertising production expense to drive DtC sales of our highest margin spirits brands, offset by decreases in sponsorships and print advertising as we shifted to a new third-party e-commerce platform and the ending of two large sports sponsorships that were put under contract before COVID-19 shutdowns went into effect (and could not be cancelled), which contracts were extended through negotiations in 2022 and 2023, and that were not renewed nor expensed in 2024 or beyond.

•        The approximately $177,000 increase in other sales and marketing expenses included increases in: professional fees for contracted Chief Revenue Officer services and e-commerce distribution services and travel; software for an improved point-of-sale software upgrade; retail tasting room location utilities and insurance; and a net increase in other sales and marketing expenses.

•        Removing the approximately $730,000 in non-cash share-based compensation expense recognized in 2024 for RSU grant awards for members of the Sales and Marketing team from the expenses for 2024 would result in a total cash expense under Sales and Marketing Expense of $5,309,000 for 2024, $629,000 less that the cash expenditures for 2023.

General and Administrative Expenses

General and administrative expenses were approximately $11,006,000 for the year ended December 31, 2024, compared to approximately $7,477,000 for the year ended December 31, 2023. This approximately $3,529,000 increase included:

General and Administrative Expense	Years Ended December 31, (rounded to $000’s)
	2024	2023	Change
Personnel – Cash Wages and Related Expense	$2,056,000	$1,955,000	$101,000
Personnel – Share-Based Compensation	2,414,000	6,000	2,408,000
Recruiting and retention	20,000	163,000	(143,000)
Professional Fees	2,195,000	2,220,000	(25,000)
Professional Fees – Share-Based Compensation	1,571,000	—	1,571,000
Leases and Rentals	593,000	658,000	(65,000)
Depreciation	1,022,000	1,160,000	(138,000)
Other	1,135,000	1,315,000	(180,000)
	$11,006,000	$7,477,000	$3,529,000

•        The approximately $11,006,000 in General and Administrative Expenses listed in the table above includes a total of approximately $3,985,000 in non-cash share-based compensation expense recognized in 2024 for RSU awards, comprised of approximately $2,414,000 of such non-cash expense to General and Administrative employees and approximately $1,571,000 in non-cash expense to consultants. (See further detail below in Professional Fees for discussion of the non-cash expenses recognized for consultants).

•        Non-cash share-based expenses related to RSU grant awards of $3,985,097 make up 36.2% of the total General and Administrative expenses for 2024.

•        The approximately $3,985,000 in non-cash share-based expenses related to RSU grants recognized in 2024 is greater than the total increase in General and Administrative expenses from 2023 to 2024 by approximately $450,000. This indicates that absent the non-cash share-based compensation recognized in 2024, General and Administrative expenses were otherwise down on a cash basis by approximately $450,000, despite any expenses incurred by us to complete our initial public offering.

•        Beginning in May 2023, certain senior level employees elected to defer a portion of their salary until such time as we completed a successful public offering of our common stock (which occurred on November 25, 2024), when the employees would then be paid their respective deferral, plus RSUs or stock options (under the existing 2019 Plan and the new 2024 Plan discussed in Notes 2 and 9 of our consolidated financial statements for the years ended December 31, 2024 and 2023).

•        The approximately $143,000 decrease in recruiting and retention expenses included recruiting expenses related to hiring of key personnel in 2024 and 2023.

•        The approximately $65,000 decrease in leases and rentals was primarily the result of our closed Capitol Hill tasting room lease terminating May 2023, and our Ballard tasting room lease terminating April 2024.

•        The approximately $138,000 decrease in depreciation expense was primarily the result of accelerating depreciation in 2023 to write off the remaining assets of our Ballard tasting room, which was closed in March 2023.

•        The approximately $180,000 decrease in other general and administrative expenses included accumulative smaller changes in utilities, travel, insurance and other expenses.

•        The approximately $1,546,000 increase in professional fees expense included:

Professional Fees	Years Ended December 31, (rounded to $000’s)
	2024	2023	Change
Accounting and Valuation Services	$559,000	$1,318,000	$(759,000)
Legal	997,000	657,000	340,000
Consulting	133,000	170,000	(37,000)
Consulting – Share-Based Compensation	1,571,000	—	1,571,000
Other	506,000	75,000	431,000
	$3,766,000	$2,220,000	$1,546,000

A majority of our professional fees expense in the years ended December 31, 2024 and 2023 were incurred as a result of general preparedness of our financial reporting and capital structure for our initial public offering, and previously, for the proposed SPAC transaction discussed below (which was terminated in May 2023). Accordingly, within that context, most of our professional fees expense and changes in expense levels between the respective year-over-year periods were as follows:

•        The approximately $1,571,000 of non-cash share-based compensation expense recognized in 2024 for RSU awards granted to consultants. 41.7% of our Professional Fees in 2024 were non-cash share-based compensation expensed in 2024 from the awarding of RSUs to outside consultants in lieu of cash.

•        Excluding the approximately $1,571,000 in non-cash shared-based expenses for consultants, professional fees decreased by approximately $25,000 to approximately $2,195,000 from approximately $2,220,000 in the years ended December 31, 2024 and 2023, respectively.

•        The approximately $759,000 decrease in accounting and valuation services expenses were primarily the result of hiring an in-house Chief Financial Officer, moving what were professional fees paid for a contract acting Chief Financial Officer into General and Administrative costs, and the end of valuation related services to the SPAC transactions that was terminated in May 2023.

•        The approximately $340,000 decrease in legal fees was primarily the result of legal work in the year ended December 31, 2024 related to our initial public offering compared to legal work in the year ended December 31, 2023 related to the merger agreement for the proposed SPAC transaction (which was terminated in May 2023) and work on our initial public offering (which began in late 2023).

•        The approximately $431,000 increase in other professional fees was primarily the result of related to third party investor relations and media relations services and moving human resources and payroll to outside firms.

Beginning in 2022, we began exploring funding options, including preparations for the possible merger into a special purpose acquisition company (SPAC). While the costs directly associated with this activity were capitalized and deferred to the balance sheet to be recognized as a cost of the transaction upon a successful completion or other disposition, we also incurred certain other expenses related to preparing for the transaction that did not directly qualify for capitalization and deferral, such as the preparation of audited consolidated financial statements, and certain expenses for valuation and other financial services. In May 2023, the SPAC agreement ended based upon the agreement’s maturity date and was not extended, ending the transaction, and as of December 31, 2023, we expensed the approximately $424,000 of related costs that had previously been capitalized and deferred to the balance sheet. See “Recent Developments” for further information.

Beginning in late 2023 we began exploring other funding options, including an initial public offering While the costs directly associated with this activity were capitalized and deferred to the balance sheet to be recognized as a cost of the transaction upon a successful completion or other disposition, we also incurred certain other expenses related to preparing for the transaction that did not directly qualify for capitalization and deferral, such as the preparation of audited consolidated financial statements, and certain expenses for valuation and other financial services. On November 25, 2024, we successfully completed our initial public offering, and recognized approximately $2,368,000 of deferred offering expenses as a cost of the transaction. See “Recent Developments” for further information.

Interest Expense

Interest expense increased by approximately $9,000 to approximately $2,536,000 for the year ended December 31, 2024, compared to approximately $2,527,000 for the year ended December 31, 2023. The increase was due to a number of smaller offsetting items.

Income Taxes

The provision for income taxes for the years ended December 31, 2024 and 2023 was immaterial, primarily as we were in a net loss position for those periods.

Selected Financial Information

On August 15, 2025, we sold in a private placement to institutional and accredited investors pre-funded warrants (the “Pre-Funded Warrants”) to purchase an aggregate of 370,378,890 shares of common stock at a purchase price of $0.6042 per Pre-Funded Warrant, for an aggregate purchase price of $223.8 million, before deducting placement agent fees and other offering expenses. Of the total $223.8 million purchase price for the Pre-Funded Warrants, $35.5 million was paid in cash, $59.5 million was paid in the cryptocurrency stablecoin commonly referred to as USDC (“USDC”), based on a purchase price of $1.00 per USDC, and $128.8 million was paid in $IP tokens, which were valued for purposes of such offering at (i) $5.2413 (representing a 20% discount from the closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of the Story Core Contributors (as defined in the subscription agreements for the offering), (ii) $3.40 (representing an approximately 48% discount from the closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of Story Foundation, or (iii) $6.5516 (the reported closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of all other purchasers. See “Issuance of Securities to Selling Stockholders — Private Placement of Pre-Funded Warrants” for additional information.

In connection with the closing of our offering of Pre-Funded Warrants, we entered into exchange agreements with all but two holders of our Series B Preferred Stock pursuant to which we exchanged 629,873 shares of Series B Preferred Stock that were convertible into 17,897,336 shares of common stock for (i) 894,856 shares of common stock; (ii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 8,948,676 shares of common stock at the earlier of (a) the date on which our common stock closes at $1.50 per share or higher during a regular trading day or (b) on the three-month anniversary of the warrant issuance date; and (iii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 8,053,804 shares of common stock at the earlier of (a) the date on which our common stock closes at $2.00 per share or higher during a regular trading day or (b) on the six-month anniversary of the warrant issuance date.

The exchange of Series B Preferred Stock for common stock and warrants is included in the pro forma balance sheet data below, with no net impact to total stockholders’ equity/(deficit) as the aggregate par value and additional paid in capital related to the Series B Preferred Stock is reclassified to a same aggregate amount of par value and additional paid in capital related to the common stock and warrants.

In conjunction with the sale of our Pre-Funded Warrants, in July 2025, we negotiated terms with a number of our secured and unsecured creditors, whereby, contingent and effective only upon the occurrence of the closing of a financing transaction with third-party private investors in excess of $75 million dollars and involving a tradable cryptocurrency, token or other similar digital asset (the “Trigger Date”), we agreed to pay a negotiated amounts of cash or equity in settlement of the amounts owed to such obligees. The result of the negotiated settlements with the secured and unsecured creditors was (i) $10,382,438 of our secured notes payable as of June 30, 2025 ($12,620,345 as of August 7, 2025, including settlement fees and expenses and additional accrued interest) was negotiated to be settled for $7,046,094 in cash and $2,963,624 of warrants with the remaining $2,610,627 recognized as a gain on settlement in the (third quarter) statement of operations; and (ii) an aggregate of $3,792,767 of our unsecured accounts payable as of June 30, 2025 was settled for $1,816,250 in cash, $851,628 payable in equity with the remaining $1,124,889 to be recognized in the (third quarter) statement of operations.

The following table sets forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. The operating data for the years ended December 31, 2024 and 2023 and the balance sheet data as of December 31, 2024 and 2023 have been derived from our audited consolidated financial statements. The operating data for the six months ended June 30, 2025 and 2024 and the balance sheet data as of June 30, 2025 have been derived from our unaudited interim condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements. In our opinion, such financial statements include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information for those periods. The summary financial data should be read with the financial statements and the accompanying notes. In addition, the summary financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	Pro Forma Six Months Ended June 30, 2025(1)	Six Months Ended June 30,		Year Ended December 31,
		2025	2024	2024	2023
Operating Data:
Net sales	$2,413,805	$2,413,805	$3,548,474	$8,402,488	$7,971,224
Gross profit	498,973	498,973	1,156,334	2,125,847	2,151,041
Total Operating Expenses	8,756,260	9,599,112	5,680,896	17,044,657	13,415,600
Loss from distillery operations	(8,257,287)	(9,100,139)	(4,524,562)	(14,918,810)	(11,264,559)
Gain on Intangible Assets – Restricted Digital Assets	54,964,000	—	—	—	—
Interest Expense	475,417	(1,118,522)	(1,235,656)	(2,535,701)	(2,526,740)
Gain on Investment	—	—	3,421,222	3,421,222	—
Change in fair value of convertible notes	—	—	9,044,748	14,028,067	(22,764,854)
Change in fair value of warrant liabilities	—	—	1,705,020	736,580	(240,159)
Change in fair value of contingency liability	—	—	457,127	—	—
Net income/(loss)	47,072,666	$(10,328,125)	$8,859,341	710,458	(36,798,419)

	Pro Forma June 30, 2025(2)	As of June 30, 2025	As of December 31,
			2024	2023
Balance Sheet Data:
Cash and Investments	$3,211,543	$185,953	$453,162	$76,878
Long-term Intangible Assets – Restricted Digital Assets	330,361,626	—	—	—
Long-term Operating Lease Right-of-Use Assets, net	1,824,504	3,284,292	3,303,158	3,658,493
Total Assets	358,465,528	26,538,101	28,000,026	26,268,232
Current Liabilities	9,008,095	16,442,727	13,811,514	62,848,642
Long-term liabilities	2,022,112	12,981,973	13,396,745	6,842,046
Total Liabilities	11,030,207	29,424,700	27,208,259	69,690,688
Additional Paid-In-Capital	374,495,253	81,574,150	74,925,180	31,421,953
Accumulated Deficit	(27,061,352)	(84,462,143)	(74,134,018)	(74,844,476)
Total stockholders’ equity/(deficit)	347,435,322	(2,886,599)	791,767	(43,422,456)

____________

(1)      Pro forma operating data presented above includes:

(i)      $2,610,627 gain on settlement with our secured note payable holder (Silverview), offset by $1,016,688 of settlement fees and expenses and additional accrued interest through August 7, 2025;

(ii)     gain on settlement of outstanding liabilities for $1,124,889 less than recorded value (of which $282,037 was recorded to paid in capital on our balance sheet as it related to capitalized offering costs, and the remaining $842,852 was recorded on our statement of operations as a gain on settlement) See (2) below, and also (2)(ii) below for additional details;

(iii)    $14,271,353 representing gain from the August 18, 2025 purchase of $35,271,353 of $IP tokens for $21,000,000 in cash subsequent to the offering of Pre-Funded Warrants at a price per $IP token of $3.40 compared to the market price of $5.7106 per $IP token (as part of our agreement to use at least $80.0 million of net proceeds of the offering of Pre-Funded Warrants to purchase $IP tokens from Story Foundation at a price per $IP token of $3.40). The balance of the net proceeds will be used to purchase or otherwise acquire $IP tokens and for the establishment of our cryptocurrency treasury operations to the extent consistent with our investment policy as amended or otherwise modified from time to time. See also (2)(vi) below; and

(iv)    $40,692,647 representing gain from the August 18, 2025 purchase of $99,692,647 of $IP tokens for $59,000,000 in USDC tokens subsequent to the offering of Pre-Funded Warrants at a price per $IP token of $3.40 compared to the market price of $5.745 per $IP token (as part of our agreement to use at least $80.0 million of net proceeds of the offering of Pre-Funded Warrants to purchase $IP tokens from Story Foundation at a price per $IP token of $3.40). The balance of the net proceeds will be used to purchase or otherwise acquire $IP tokens and for the establishment of our cryptocurrency treasury operations to the extent consistent with our investment policy as amended or otherwise modified from time to time. See also (2)(vi) below.

(2)      Pro forma balance sheet data presented above includes:

(i)      $65,132,553 invested by Story Foundation (of which $8,236,834 was in $IP tokens and $56,895,720 was in USDC) to purchase Pre-Funded Warrants; and $158,687,396 from additional investors, including: cash contributions of $35,462,166; $IP tokens of $71,924,230; and, contributions of $51,301,000 in the cryptocurrency stablecoin commonly referred to as USDC (“USDC”), then net of $5,123,112 in underwriting fees and expenses. See “Recent Developments” for additional information;

(ii)     the negotiated settlements with the secured and unsecured creditors of: a) $10,382,438 of our secured note payable (the Silverview Loan) as of June 30, 2025 ($12,620,345 as of August 7, 2025, including settlement fees and expenses of $1,016,688 and accrued interest of $1,221,219) negotiated to be settled for $7,046,094 in cash, $2,963,624 of warrants with the remaining $2,610,627 recognized as a gain on settlement in retained earnings; and, b) an aggregate of $3,792,767 of our unsecured accounts payable as of June 30, 2025 settled for $1,816,250 in cash, $851,628 in warrants with the remaining $1,124,889 to be recognized in the then current period (third quarter) statement of operations in the respective expense accounts to which the expenses were originally recorded;

(iii)    reduction of current liabilities, including the effect of: payment of $643,548 of accounts payable (in addition to the $3,792,767 of settled accounts payable discussed in (i) above) and $425,017 of accrued/deferred payroll; $157,311 of accrued taxes and related payroll taxes; $349,779 in reduced current lease liability resulting from the reduction of leased space in our Gig Harbor distribution warehouse and Tumwater warehouse; and reduction of $312,405 of other current liabilities. The reduction of current liabilities also includes the $1,700,000 current portion of the $10,382,438 Silverview Loan and the related $53,805 of current portion of accrued interest discussed in (i) above;

(iv)    an aggregate of 10,525,357 shares of common stock sold to the investor subsequent to June 30, 2025 under the ELOC Purchase Agreement for aggregate gross proceeds to us of $4,087,161;

(v)     the exchange of 629,873 shares of Series B Preferred Stock that were convertible into 17,897,336 shares of common stock for (a) 894,856 shares of common stock; (b) warrants with an exercise price of $0.01 per share that are exercisable to purchase 8,948,676 shares of common stock at the earlier of (i) the date on which the common stock closes at $1.50 per share or higher during a regular trading day or (ii) the three-month anniversary of the warrant issuance date; and (c) warrants with an exercise price of $0.01 per share that are exercisable to purchase 8,053,804 shares of common stock at the earlier of (i) the date on which the common stock closes at $2.00 per share or higher during a regular trading day or (ii) the six-month anniversary of the warrant issuance date, all of which were exchanged in connection with the closing of our offering of Pre-funded Warrants. The exchange of Series B Preferred Stock for common stock and warrants is included in the pro forma balance sheet data below, with no net impact to total stockholders’ equity/(deficit) as the aggregate par value and additional paid in capital related to the Series B Preferred Stock is reclassified to a same aggregate amount of par value and additional paid in capital related to the common stock and warrants; and

(vi)    $66,039,843 (which was recorded to paid in capital on our balance sheet) representing: the 20% discount from the closing price of $IP tokens on August 8, 2025 (as reported by CoinMarketCap.com) in the case of the Story Core Contributors (as defined in the subscription agreements for the Pre-Funded Warrants); $14,271,353 representing gain from the August 18, 2025 purchase of $35,271,353 of $IP tokens for $21,000,000 in cash subsequent to the offering of Pre-Funded Warrants at a price per $IP token of $3.40 compared to the market price of $5.7106 per $IP token as discussed under (1)(iii) above; and $40,692,647 representing gain from the August 18, 2025 purchase of $99,692,647 of $IP tokens for $59,000,000 in USDC tokens subsequent to the offering of Pre-Funded Warrants at a price per $IP token of $3.40 compared to the market price of $5.745 per $IP token as discussed under (1)(iv) above.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

Adjusted Gross Profit excluding unabsorbed overhead and Adjusted Gross Margin excluding unabsorbed overhead:    Adjusted gross profit excluding unabsorbed overhead represents GAAP gross profit adjusted for (excluding) unabsorbed overhead. Adjusted Gross Margin excluding unabsorbed overhead represents Adjusted Gross Profit excluding unabsorbed overhead as a percentage of total net sales. We use these measures (i) to compare operating performance on a consistent basis for the raw inputs, direct labor and direct overhead to a produce a product removing unused production capacity or overhead, (ii) for planning purposes, including the preparation of our internal annual operating budget, and (iii) to evaluate the performance and effectiveness of operational strategies as we work to reduce overhead.

Adjusted Gross Profit and Adjusted Gross Margin:    Adjusted gross profit represents GAAP gross profit adjusted for any nonrecurring gains and losses. Adjusted Gross Margin represents Adjusted Gross Profit as a percentage of total net sales. We use these measures (i) to compare operating performance on a consistent basis, (ii) for planning purposes, including the preparation of our internal annual operating budget, and (iii) to evaluate the performance and effectiveness of operational strategies.

EBITDA and Adjusted EBITDA:    EBITDA represents GAAP net loss adjusted for (i) depreciation of property and equipment; (ii) interest expense; (iii) share-based compensation; and (iv) provision for income taxes. Adjusted EBITDA represents EBITDA adjusted for the recognition of share-based compensation, non-recurring gains and losses; and other one-time items. We believe that EBITDA and adjusted EBITDA help identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we include in GAAP operating loss. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. There are several limitations related to the use of this non-GAAP financial measure compared to the closest comparable GAAP measure. Some of these limitations are that:

•        Adjusted Gross Profit, EBITDA and adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•        Adjusted Gross Profit, EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•        Adjusted Gross Profit, EBITDA and adjusted EBITDA exclude certain recurring, non-cash charges such as depreciation of property and equipment and, although this is a non-cash charge, the assets being depreciated may have to be replaced in the future;

•        Adjusted Gross Profit, EBITDA and adjusted EBITDA exclude income tax benefit (expense); and

•        Other companies in our industry may calculate non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following table presents a reconciliation of GAAP Gross Profit to Adjusted Gross Profit by removing unabsorbed overhead for the six months ended June 30, 2025 and 2024, and the years ended December 31, 2024 and 2023. Adjusted Gross Margin excluding unabsorbed overhead is the percentage obtained by dividing Adjusted Gross Profit after removing unabsorbed overhead by our GAAP total net sales. It is an analysis that assumes all excess production capacity and space has been used in production and generating revenue, assigning all such overhead costs across all production and revenue. It is especially important in forecasting to larger entities that may be looking to acquire brands or entities about the amount of inefficiencies they can wring out of a products or production if such products or ventures were acquired and absorbed into their larger and more efficient systems.

Gross Profit Analysis Excluding Unabsorbed Overhead	Six Months Ended June 30, (rounded to $000’s)		Years Ended December 31, (rounded to $000’s)
	2025	2024	2024	2023
GAAP Total Net Sales	$2,414,000	$3,549,000	$8,403,000	$7,972,000
GAAP Gross Profit	$499,000	$1,157,000	2,126,000	2,151,000
GAAP Gross Profit Additions/(Deductions):
Unabsorbed Overhead	1,043,000	1,172,000	2,550,000	2,215,000
Adjusted Gross Profit excluding unabsorbed overhead	$1,542,000	$2,329,000	$4,676,000	$4,366,000
GAAP Gross Margin	20.7%	32.6%	25.3%	27.0%
Adjusted Gross Margin excluding unabsorbed overhead	63.9%	65.6%	55.6%	54.8%

The above Adjusted Gross Margin excluding unabsorbed overhead shows the cost of production of our products and services based on raw inputs and direct labor and overhead, removing all unabsorbed overhead expenses for unused capacity. This allows us to examine the cost of each product and its margin as we evaluate where our areas of product focus should be. Considering we had low margin activity in our portfolio in 2024 (for example, well vodka and third-party production) an Adjusted Gross Margin excluding unabsorbed overhead greater than 50% is remarkable for a craft producer. As we increase the use of unused capacity, reduce capacity and continue to shift away from low margin activities towards our focus on higher margin products, we would expect to see both the GAAP Gross Margin and the Adjusted Gross Margin excluding unabsorbed overhead increase.

It is important to note specifically that the Adjusted Gross Margin excluding unabsorbed overhead includes revenue from low margin barrel production contracts we had in 2024 and 2023 that we do not expect to be performing for the foreseeable future as we focus on higher margin activities.

In an ideal scenario a producer would be at 100% utilization and producing high margin items exclusively. Knowing this, we are examining operations, assets and our existing real estate footprint to drive better utilization and reduce overhead with the goal of driving down unabsorbed overhead and decreasing unused asset capacity.

The following table presents a reconciliation of net loss to EBITDA and adjusted EBITDA for the six months ended June 30, 2025 and 2024, and the years ended December 31, 2024 and 2023.

	Six Months Ended June 30, (rounded to $000’s)		Years ended December 31, (rounded to $000’s)
EBITDA Analysis	2025	2024	2024	2023
Net Income/(Loss)	$(10,328,000)	$8,859,000	$710,000	$(36,798,000)
Add (Deduct):
Income Tax	3,000	9,000	9,000	7,000
Interest Expense	1,119,000	1,236,000	2,536,000	2,527,000
Depreciation and Amortization	570,000	655,000	1,285,000	1,430,000
EBITDA	$(8,636,000)	$10,759,000	$4,540,000	$(32,834,000)
Change in fair value of convertible notes	—	(9,045,000)	(14,028,000)	22,765,000
Change in fair value of warrant liabilities	—	(1,705,000)	(737,000)	240,000
Investment (Gain)/Loss	—	(3,421,000)	(3,421,000)	—
Share-Based Compensation	—	—	4,892,000	19,000
Adjusted EBITDA	$(8,636,000)	$(3,869,000)	$(8,754,000)	$(9,810,000)

Liquidity and Capital Resources

We have prepared our financial statements assuming we will continue as a going concern. While we have incurred net losses and experienced negative cash flows from operations since our inception as we have invested in equipment, location buildout, inventory buildout (including laying down barrels of whiskey for aging) and marketing to grow our presence and brands, our recent private placement of pre-funded warrants changed and improved our asset and liquidity profile substantially. At June 30, 2025, we had outstanding aged payables to vendors in the aggregate amount of approximately $6,881,000, inclusive of accrued amounts to service providers who were providing services for us related to our 2024 IPO, along with $11,502,000 in secured debt and $6,733,000 in unsecured debt. In connection with our recent private placement offering, we reached agreements with our aged vendors that accounted for the bulk of our outstanding payables, along with negotiated payments to our senior secured creditors of cash and prefunded warrants in exchange for elimination of the debt owed to them. The result was an overall reduction in our outstanding current and long-term payables, and secured and unsecured debt, of $19.3 million at the close of the private placement offering. We also renegotiated with our two largest real estate landlords to use less space in exchange for reduced rent on our two most expensive properties starting in August and September 2025. The result of the paydown in payables and debt, along with the reduction in rents, equates to more than $2 million in annual rent and interest savings, or approximately $200,000 per month in less spend, thereby reducing our cash burn significantly.

In addition, in September 2025, we established our $IP token validator system to begin earning yield from the staking of a significant portion of our 53.2 million $IP tokens. While our validator operations are in their early stages, we are receiving significant and regular recuring revenue from those services based on the current Story Network activity and the value of the $IP token in the market. While blockchain activities and market pricing dynamics are always subject to change, if the current trends hold, the amount of revenue we earn each month from validator activities is expected to be sufficient to offset our cash burn for operations with funds left over to acquire more $IP tokens or to roll the tokens earned as part of our validator efforts back into the validator to create a compounding effect. If nothing were to change in terms of blockchain activity and token pricing, we expect to see our going concern issues resolved as we would have the ability to demonstrate both access to liquid assets to cover expenses and growth and the ability to generate significant income at high margin on a regular basis in excess of expenses as they come due.

Line of Credit and Debt Agreements

In April 2020, we were granted a loan under the Paycheck Protection Program (“PPP”) offered by the Small Business Administration (the “SBA”) under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), section 7(a)(36) of the Small Business Act for $3,776,100. The proceeds from the PPP loan could only be used to retain workers and maintain payroll or make mortgage interest, lease and utility payments and all or a portion of the loan could be forgiven if the proceeds are used in accordance with the terms of the program within the eight or 24-week measurement period. The loan terms required the principal balance and 1% interest to be paid back within two years of the date of the note. In June 2021, our bank approved forgiveness of the loan of $3,776,100. During the year ended of December 31, 2021, the forgiveness was partially rescinded by the SBA and we recognized $1,506,644 as other income in the consolidated statements of operations, resulting in $2,269,456 in PPP debt. Under the terms of the PPP loan, we have also recorded interest on the PPP loan at the rate of 1%, for a total of $107,255 as of December 31, 2024. We are currently in the process of disputing a portion if not all of the difference. The terms of the agreement state that we have 18-24 months to repay the PPP loan. Following the date of the forgiveness, the remaining balance of the PPP loan of $2,269,456 is expected to be repaid in the next 12 months with our general assets.

As part of our acquisition of Thinking Tree Spirits we inherited a HUD/City of Eugene loan with a balance of $389,875. We have since paid down $85,058 of that loan, leaving a balance of $304,817. That loan is scheduled to be paid off by May 1, 2028 unless paid off sooner. It carries an annual interest rate of 5%.

Cash Flows

The following table sets forth a summary of cash flows for the periods presented:

Summary of Cash Flows	For the Six Months Ended June 30, (rounded to $000’s)		Years ended December 31, (rounded to $000’s)
	2025	2024	2024	2023
Net Cash Used in Operating Activities	$(3,544,000)	$(5,383,000)	$(11,216,000)	$(8,480,000)
Net Cash Used in Investing Activities	55,000	(287,000)	(101,000)	(24,000)
Net Cash Provided by Financing Activities	3,222,000	5,744,000	11,693,000	8,358,000
Net increase/(decrease) in cash	$(267,000)	$75,000	$376,000	$(146,000)

Net Cash Used in Operating Activities

During the six months ended June 30, 2025 and 2024, net cash used in operating activities was approximately $(3,544,000) and $(5,383,000), respectively, resulting primarily from net income/(loss) of approximately $(10,328,000) and $8,859,000, respectively. During the six months ended June 30, 2025 and 2024, approximately $2,669,000 and $(717,000), respectively, of cash was (used)/generated by changes in operating account balances of operating assets and liabilities. Non-cash adjustments to reconcile net income/(loss) to net cash used in operating activities were approximately $4,115,000 and $(13,525,000) in the respective periods.

The approximately $4,115,000 of changes in operating account balances of operating assets and liabilities for the six months ended June 30, 2025 consisted primarily of approximately: $3,128,000 of non-cash share-based compensation; $570,000 of depreciation expense; $201,000 of non-cash amortization of operating lease right-of-use assets; $9,000 of loss on disposal of property and equipment; and, $207,000 of non-cash interest expense primarily associated with our notes payable.

The approximately $(13,525,000) of changes in operating account balances of operating assets and liabilities for the six months ended June 30, 2024 included approximately: $655,000 of depreciation expense; $257,000 of non-cash amortization of operating lease right-of-use assets; $(9,045,000) of loss on change in fair value of convertible notes; and $163,000 of non-cash interest expense primarily associated with our notes payable, offset by: $3,421,000 of gain on change in fair value of investment; and $1,705,000 of gain on change in fair value of warrant liabilities.

During the years ended December 31, 2024 and 2023, net cash used in operating activities was approximately $11,216,000 and $8,480,000, respectively, resulting primarily from net income (loss) of approximately $710,000 and $(36,798,000), respectively. During the years ended December 31, 2024 and 2023, approximately $(1,022,000) and $2,893,000, respectively, of cash was (used)/generated by changes in account balances of operating assets and liabilities. Non-cash adjustments to reconcile net loss to net cash used in operating activities were approximately $(10,904,000) and $25,425,000 in the respective periods.

The approximately $(10,904,000) of non-cash adjustments for the year ended December 31, 2024 consisted primarily of approximately: $14,028,000 of gain on change in fair value of convertible notes; $737,000 of gain on change in fair value of warrant liabilities; $3,421,000 of gain on investment; offset by $4,892,000 of non-cash share-based compensation; $1,285,000 of depreciation expense; $508,000 of non-cash amortization of operating lease right-of-use assets; $242,000 of loss on disposal of property and equipment; and, $346,000 of non-cash interest expense primarily associated with our notes payable.

The approximately $25,425,000 of non-cash adjustments in the years ended December 31, 2023 included approximately: $1,430,000 of depreciation expense; $493,000 of non-cash amortization of operating lease right-of-use assets; $22,765,000 of loss on change in fair value of convertible notes; $240,000 of loss on change in fair value of warrant liabilities; $19,000 of non-cash share-based compensation; and $435,000 of non-cash interest expense primarily associated with our notes payable.

Net Cash Used in Investing Activities

During the six months ended June 30, 2025 and 2024, net cash provided by (used in) investing activities was approximately $55,000 and $(287,000), respectively, related primarily to the purchase of property and equipment, net of amounts related to proceeds from sale of assets.

During the years ended December 31, 2024 and 2023, net cash used in investing activities was approximately $101,000 and $24,000, respectively. Investing activities during the years ended December 31, 2024 and 2023 were related primarily to the purchase of property and equipment, net of minor amounts related to purchases/sales of assets.

Net Cash Provided by Financing Activities

During the six months ended June 30, 2025 and 2024, net cash provided by financing activities was approximately $3,222,000 and $5,744,000, respectively. The cash proceeds received in the six months ended June 30, 2025 were primarily comprised of approximately: $730,000 from the sale of common stock under the ELOC; $2,792,000 from the sale of Series B Preferred Stock (and warrants for the first two non-ELOC Investor subscriptions); offset by repayment of notes payable of $300,000. The cash proceeds received in the six months ended June 30, 2024 of approximately $5,744,000 were related to approximately: proceeds from convertible notes of $3,656,000 (of which approximately $1,433,000 was from a related party); $439,000 proceeds from notes payable; offset by deferred transaction costs associated with our IPO of $92,000; and repayment of notes payable of $86,000.

During the years ended December 31, 2024 and 2023, net cash provided by financing activities was approximately $11,693,000 and $8,358,000, respectively. The cash proceeds received in the year ended December 31, 2024 were primarily comprised of approximately: $3,656,000 of proceeds from the sale of convertible notes (of which $1,433,000 was from a related party); $695,000 proceeds from notes payable; $5,960,000 from proceeds of our initial public offering; $2,025,000 from the sale of preferred stock; offset by repayment of notes payable of $1,723,000; and $4,000 of other expenditures. The cash proceeds received in the year ended December 31, 2023 of approximately $8,358,000 were related to approximately: proceeds from convertible notes of $8,565,000 (of which $3,750,000 was from a related party); $250,000 proceeds from notes payable; offset by deferred transaction costs associated with our IPO of $263,000 repayment of notes payable of $183,000; and $11,000 of other expenditures.

Supplemental Cash Flow Information

During the six months ended June 30, 2025, supplemental cash flow activity included approximately: $911,000 of cash paid for interest expense; $182,000 of right-of-use assets obtained in exchange for new operating lease liabilities; and $0 of unpaid property and equipment additions. For the six months ended June 30, 2024, supplemental cash flow activity included approximately: $1,072,000 of cash paid for interest expense; and $246,000 of unpaid deferred transaction costs that were recorded as a deferred expense on the balance sheet and recorded in accounts payable and other current liabilities.

During the year ended December 31, 2024, supplemental cash flow activity included approximately: $2,189,000 of cash paid for interest expense; $1,266,000 of Series A Preferred Stock issued in exchange for inventory and barrels; $720,000 of Series A Preferred Stock issued in exchange for factoring agreement and related accrued interest and fees; $1,676,000 of unpaid deferred transaction costs that were recorded as a deferred expense on the balance sheet and recorded in accounts payable and other current liabilities; and $0 of leased assets obtained in exchange for new operating lease liabilities.

For the year ended December 31, 2023, supplemental cash flow activity included approximately: $2,091,000 of cash paid for interest expense; $1,020,000 of unpaid deferred transaction costs that were recorded as a deferred expense on the balance sheet and recorded in accounts payable and other current liabilities; $290,000 of ROU’s obtained in exchange for new operating leases; $194,000 of unpaid property additions; and $1,020,000 of unpaid deferred transaction costs that were recorded as a deferred expense on the balance sheet and recorded in accounts payable and other current liabilities.

Off-Balance Sheet Arrangements

We had no obligations, assets or liabilities that would be considered off-balance sheet arrangements as of June 30, 2025, or for the periods presented. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements is included in Note 2 to our condensed consolidated financial statements for the six months ended June 30, 2025 and 2024 included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks from fluctuations in interest rates, which may adversely affect the results of operations and our financial condition. We seek to minimize these risks through regular operating and financing activities.

Inflation Risk

We do not believe that inflation had a significant impact on our results of operations for any periods presented in our consolidated financial statements. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, and our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements, we believe that the following estimates are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Valuation of Convertible Notes

The fair value of the convertible notes at issuance and at each reporting period is estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. We use a probability weighted expected return method (“PWERM”) and the Discounted Cash Flow (“DCF”) method to incorporate estimates and assumptions concerning our prospects and market indications into a model to estimate the value of the notes. The most significant estimates and assumptions used as inputs in the PWERM and DCF valuation techniques impacting the fair value of the convertible notes are the timing and probability of an initial public offering, de-SPAC Merger, held to maturity, and default scenario outcomes. Specifically, we discounted the cash flows for fixed payments that were not sensitive to our equity value by using annualized discount rates that were applied across valuation dates from issuance dates of the convertible notes to each reporting period. The discount rates were based on certain considerations including time to payment, an assessment of our credit position, market yields of companies with similar credit risk at the date of valuation estimation, and calibrated rates based on the fair value relative to the original issue price from the convertible notes.

Valuation of Warrant Liabilities

The fair value of the warrant liabilities at issuance and at each reporting period are estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. We use the PWERM and the Monte Carlo Simulation (“MCS”) to incorporate estimates and assumptions concerning our prospects and market indications into the models to estimate the value of the warrants. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are the timing and probability of an initial public offering, de-SPAC Merger, held to maturity, and default scenario outcomes. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are those utilizing certain weighted average assumptions such as expected stock price volatility, expected term of the warrants, and risk-free interest rates.

Valuation of Future Lease Payments

The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in our operating leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environments where the leased asset is located. The incremental borrowing rate is calculated by modeling our credit rating on our historical arm’s-length secured borrowing facility and estimating an appropriate credit rating for similar secured debt instruments. Our calculated credit rating on secured debt instruments determines the yield curve used. In addition, an incremental credit spread is estimated and applied to reflect our ability to continue as a going concern. Using the spread adjusted yield curve with a maturity equal to the remaining lease term, we determine the borrowing rates for all operating leases.

Stock-Based Compensation

We measure compensation for all stock-based awards at fair value on the grant date and recognize compensation expense over the service period on a straight-line basis for awards expected to vest.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model. We use a third-party valuation firm to assist in calculating the fair value of our options. This valuation model requires us to make assumptions and judgment about the variables used in the calculation, including the volatility of our common stock and assumed risk-free interest rate, expected years until liquidity, and discount for lack of marketability. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility of our options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the options. We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term. We determine the expected term based on the average period the options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future. Forfeitures are accounted for and are recognized in calculating net expense in the period in which they occur. Stock-based compensation from vested options, whether forfeited or not, is not reversed.

Stock option awards generally vest on time-based vesting schedules. Stock-based compensation expense is recognized based on the value of the portion of stock-based payment awards that is ultimately expected to vest and become exercisable during the period. We recognize compensation expense for all stock-based payment awards made to employees, directors, and non-employees using a straight-line method, generally over a service period of four years.

We grant stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Board of Directors on the date the equity award was granted. The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•        contemporaneous valuations of our common stock performed by independent third-party specialists;

•        the lack of marketability inherent in our common stock;

•        our actual operating and financial performance;

•        our current business conditions and projections;

•        the hiring of key personnel and the experience of our management;

•        our history and the introduction of new products;

•        our stage of development;

•        the likelihood of achieving a liquidity event, such as an initial public offering (IPO), a merger, or acquisition of our company given prevailing market conditions;

•        the operational and financial performance of comparable publicly traded companies; and

•        the U.S. and global capital market conditions and overall economic conditions.

In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company. The fair value of our business determined by the income and market approaches is then allocated to the common stock using either the option-pricing method (OPM), or a hybrid of PWERM and OPM methods.

Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any period could be affected by changes in our assumptions or market conditions.

Income Taxes

We follow the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 740, “Income Taxes” for establishing and classifying any tax provisions for uncertain tax positions. Our policy is to recognize and include accrued interest and penalties related to unrecognized tax benefits as a component of income tax expenses. We are not aware of any entity level uncertain tax positions.

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enacted date.

Impairment of Long-Lived Assets

All long-lived assets used are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. When such an event occurs, future cash flows expected to result from the use of the asset and its eventual disposition are estimated. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the difference between the asset’s fair value and its carrying value. We did not record any impairment losses on long-lived assets for the six months ended June 30, 2025 or 2024., and the years ended December 31, 2024 and 2023.

Emerging Growth Company Status

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, and our financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of our initial public offering (November 25, 2029), (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

BUSINESS

We are a craft distillery producing, marketing and selling a diverse line of award-winning craft spirits, including whiskeys, vodkas, gins, rums, and “ready-to-drink” canned cocktails. We recognize that taste and innovation are key criteria for consumer choices in spirits and innovate new products for trial in our company-owned distilleries and tasting rooms. We have developed differentiated products that are responsive to consumer desires for rewarding and novel taste experiences.

Early in 2025, we determined to implement a procedure to accept cryptocurrency as a payment form for our craft spirits products and developed a cash management and treasury strategy that included holding digital currency assets directly on our balance sheet. In August 2025, we modified and updated our cryptocurrency treasury reserve policy to focus our growing cryptocurrency efforts on the native cryptocurrency of the Story Network, a decentralized peer-to-peer network of computers that operate on cryptographic protocols that allows network participants to exchange tokens of value, called $IP tokens, that are created, recorded and transmitted on a public transaction ledger known as the Story Network that is intended to be optimized for the registration, licensing and enforcement of intellectual property (“IP”) rights. In connection with the adoption of our modified and updated cryptocurrency treasury reserve policy, we established as a new business segment a new validator business in which we will stake the majority of the $IP tokens in our treasury to earn a staking yield and turn our treasury into a productive asset.

As part of our new digital asset strategy, in September 2025, we established a new validator business to allow us to derive yield and revenue from our large $IP token holdings. A cryptocurrency validator is like a digital “notary” or “referee” in a blockchain network. Its job is to check that transactions on the network are real and follow the network rules. Validators also are randomly selected to propose a new block of transactions to be added to the blockchain. When a participant attempts a transaction, that participant is required to pay a minimum “gas” fee. A participant can opt to pay an additional fee to ensure that its transaction is added to the blockchain more quickly. These fees are denominated in the same cryptocurrency that is evidenced by the blockchain. In the case of the Story Network, these fees are denominated in $IP tokens. The validator chosen to propose a block will (when that block is successfully confirmed by the other validator nodes) receive the gas fees for all transactions in the block (known as “execution layer rewards”). In addition, the Story Network automatically issues $IP tokens as rewards to validators who successfully propose a block. We have elected to continue operating our own validator services rather than to “delegate” our $IP tokens to third party validation service providers.

As a result of the recent expansion of our cryptocurrency treasury reserve policy and our decision to establish a new validator business, we now report our business in two segments:

•        IP Management Infrastructure:    this segment executes and manages our treasury policy, operates our validators and operates infrastructure to allow IP owners to manage, track and monetize their IP through the $IP token and the Story ecosystem; and

•        Craft Spirits:    this segment executes and manages our craft distillery business, including producing, marketing and selling our lines of award-winning craft spirits and the development of our Tribal Beverage Network.

Our Digital Asset Treasury Segment

Our Cryptocurrency Treasury Strategy

As discussed above, in August 2025, we modified and updated our cryptocurrency treasury reserve policy to focus our growing cryptocurrency efforts on the Story Network, a decentralized layer 1 blockchain that allows network participants to register, license and enforce IP assets, using the native utility token of the Story Network, the $IP token. This was a shift from our prior treasury reserve policy when we held excess cash primarily in FDIC-insured interest-bearing accounts. The impetus to adopt this strategy resulted from our desire to obtain the highest yield on excess cash. Under this approach, our digital asset treasury policy now focuses primarily on holding $IP tokens. Our approach involves applying a public-market treasury model to an asset that we believe is earlier in its lifecycle with respect to both development and usage, as well as institutional adoption, compared to other, more established cryptocurrencies, such as Bitcoin or Solana. The Digital Assets Committee of our Board, which manages our treasury reserve policy, will focus efforts and attention on this digital asset strategy and a significant portion of our balance sheet will be allocated to holding $IP tokens in our digital asset treasury. At October 13, 2025, 99% of our digital asset reserves consisted of $IP tokens, with the remainder of such assets held in USDC. We do not intend to dedicate any of our treasury-allocated capital to other digital assets outside of those in the Story ecosystem.

Our treasury strategy is intended to bring value to our stockholders in the following ways:

•        We currently operate a validator node on the Story Network, which is used to stake our own $IP tokens. Third parties can also delegate $IP tokens to our validator node. In a proof-of-stake network, such as the Story Network, validators earn incremental tokens from their efforts in securing the network and validating transactions, and typically earn commissions from third parties who elect to delegate their tokens to validator operators. Any incremental $IP tokens we earn in our validator operations will be treated as revenue for us under GAAP and will provide an additional source of revenues for us.

•        We plan to strategically and opportunistically engage in capital markets issuances, which may include the issuance of equity, convertible debt or other securities — where we may raise capital in an accretive fashion for the benefit of our stockholders to purchase and hold additional $IP tokens.

•        We expect to stake the majority of the $IP tokens in our treasury to earn a staking yield and turn our treasury into a productive asset. At October 13, 2025, we were staking approximately 81.8% of the $IP tokens in our treasury, and, unless we need to sell $IP tokens to cover operating expenses, we generally intend to maintain a similar percentage of staked $IP tokens going forward. We do not currently hedge our $IP tokens and do not have plans to hedge our $IP tokens or otherwise engage in decentralized finance activities at this time, and any future hedging or decentralized finance activities would be subject to approval by the Digital Assets Committee of our Board and, if material in amount or scope, will be publicly disclosed.

•        In September 2025, the Digital Assets Committee of our Board approved our sale of covered call options using less than 2% of the total amount of $IP tokens we own. We expect to sell call options that can be exercised if the price of the $IP token in the market reaches a price that is 25% above the token price at the time the option is sold. In this way, we believe we earn yield while still owning the $IP tokens underlying such options until such time as the price of the $IP token in the open market reaches the call threshold.

•        We may strategically purchase additional $IP tokens from time to time, including through over-the-counter transactions and strategic partnerships, which could provide gains for our stockholders.

•        We may sell our $IP token holdings, whether on the open market, through block trades or in other negotiated transactions, for various reasons and at various times, which may include for the repurchase of shares of our common stock when our Board believes such repurchases will result in the creation of accretive value for our stockholders and at such times when it is legally permissible to do so. We may also sell unlocked $IP tokens or $IP tokens earned from our validating efforts in the market under certain market conditions to build cash reserves, to grow or launch a new product or service, or to cover ongoing expenses.

There can be no assurance, however, that the value of $IP tokens will increase, and investors should carefully consider the risks associated with digital assets. See “Risk Factors — Risks Related to Our Cryptocurrency Treasury Reserve Strategy and $IP Tokens” for additional information.

Our Cryptocurrency Treasury Reserve Policy

On August 15, 2025, we adopted an amended treasury reserve policy that sets out our treasury management and capital allocation strategies. The objectives of this policy include the following:

•        fulfilling our goal of pursuing an accumulation strategy with respect to $IP tokens;

•        satisfying our liquidity needs;

•        implementing fiduciary control of our cash and investments; and

•        maximizing our investment performance within the policy’s parameters and subject to market conditions.

In the policy, our Board has delegated to our Chief Investment Officer and the Digital Assets Committee responsibility for overseeing the management of our investment portfolio, which includes:

•        overseeing the execution of our reserve management activities and the implementation and enforcement of the policy;

•        evaluating and approving decisions pertaining to our treasury reserve management (such as amounts, timing, and pricing of acquisitions and dispositions of $IP tokens and staking or the use of $IP tokens in decentralized finance protocols); and

•        providing updates to the Board and management regarding management of our treasury reserves and implementation of the policy.

Our Chief Investment Officer and the Digital Assets Committee may delegate duties related to the management of our treasury reserves to other personnel within our company or to third-party asset managers as they deem appropriate so long as such officer and committee maintain responsibility for overseeing the performance of such delegated duties and for approving purchases and dispositions of treasury reserve assets.

In implementing our treasury reserve policy, our Board and the Digital Assets Committee will review our cash flow requirements and determine the amount of liquidity required for working capital, capital investment, debt repayment and other outstanding near-term financial obligations, as well as the cash amount to be held in cash and cash equivalents. Pursuant to the policy, we will at all times retain a minimum amount of cash and cash equivalents sufficient to fund our working capital, capital investment, debt repayment, and other outstanding near-term financial obligations of at least $3 million, or an appropriate amount of working capital determined by our management, our Chief Investment Officer and the Digital Assets Committee based on market conditions and appropriate working capital needs of our company. Funds not required for Working Capital comprise our treasury reserves and may be invested in accordance with the terms of the policy.

The policy further provides that $IP tokens will serve as our primary treasury reserve asset on an ongoing basis, with our primary investment strategy to be focused on maximizing exposure and value accruals related to $IP tokens. This includes, but is not limited to, staking of $IP tokens and the operation of a validator for $IP tokens, and additionally may include other cryptocurrencies, cash or other assets that are required or useful for our activities in connection with our reserve strategy. However, $IP tokens (including staked $IP tokens) will at all times comprise at least 95% of our treasury reserves and we do not intend to dedicate any of our treasury-allocated capital to other digital assets other than USDC or others within the Story ecosystem. Furthermore, we view our $IP token holdings as long-term holdings and expect to continue to accumulate $IP tokens. We have not set any specific target for the amount of $IP tokens we seek to hold, and we will continue to monitor market conditions in determining whether to engage in additional financings, capital-raising or other activities to purchase additional $IP tokens. Our $IP token strategy is generally expected to involve, from time to time, subject to market conditions, (i) issuing equity, debt or other securities or engaging in other capital-raising transactions with the objective of using the net proceeds to purchase $IP tokens, and (ii) acquiring $IP tokens with our liquid assets that exceed our working capital requirements. In the event we raise additional capital, our intention is to deploy the vast majority of those proceeds to purchase $IP tokens in the open market in order to further support our staking and validator activities, subject to any terms that may be negotiated as part of such capital raises. However, as of the date of this prospectus, we have no specific plans or agreements in place for any capital raising transaction or for the purchase of additional $IP tokens in the open market or through negotiated transactions.

Without the prior written approval of the Digital Assets Committee, we may not dispose of any $IP tokens that we hold or otherwise own. We plan to sell $IP tokens only as needed to meet operational cash flow requirements, and we expect such sales to come primarily from validator rewards rather than $IP tokens received as proceeds from investments or those purchased on the open market. In addition, we do not currently plan to hedge our $IP token holdings or use our $IP tokens as collateral for loans, and we do not otherwise intend to engage in decentralized finance activities with our $IP tokens at this time, as we expect over time to stake at least 95% of the $IP tokens that we hold in connection with our validator business. Moreover, any future hedging or decentralized finance activities would be subject to approval by the Digital Assets Committee of our Board.

While we do not have a formal fork or airdrop policy, in the event of a “fork” of the blockchain underlying the Story Network resulting in two distinct chains with duplicative holdings on each such chain, we would analyze the distinct chains created by the fork to determine whether one chain would be more valuable than the other, and we may determine to sell the $IP tokens from one chain in order to purchase additional $IP tokens on the chain we feel will be more successful. In the event we receive tokens in an airdrop (i.e., a distribution of digital assets other than $IP tokens), we would evaluate whether such airdropped $IP tokens were more likely to accrue value outside of our core $IP tokens treasury. We cannot confirm how we would react to any particular fork or airdrop; however, we plan to disclose our decision regarding any fork or material airdrop periodically after such decisions are made.

Our Staking Program

Pursuant to our treasury strategy, in September 2025 we began using the vast majority of our $IP tokens in our treasury reserve to generate a return through various opportunities, with the most significant portion being allocated to our staking program. We began our staking efforts of our $IP tokens in late September 2025 after several weeks of incremental testing. All of the staked $IP tokens we hold are currently staked to our own validator nodes on the Story Network. We do not currently, and have no plans to, delegate tokens to third-party validators. Our validator operations were launched following Board-level approval of a comprehensive security and information security framework and were funded from our existing resources, with costs limited to AWS hosting and security monitoring, none of which are material to our financial position. The primary challenges associated with validator operations are maintaining uptime and ensuring resilience against protocol-level slashing. We mitigate these risks through redundancy, continuous monitoring, and defense-in-depth security controls.

We maintain possession and, except during deactivation periods as discussed below, control of our $IP tokens at all times when they are staked and only engage in native staking. Native staking is generally considered a lower risk activity than liquid staking or staking through third-party protocols, as it is done in-protocol (i.e., is built into $IP token itself). The Story Network penalizes bad behaviors by validators (specifically, double-signing blocks and downtime) by slashing out a fraction of their staked tokens. If a validator double signs for a block, the validator will get slashed 5% of its tokens and get permanently jailed, which is also referred to as “tombstoned.” If a validator is offline for too long and misses 95% of the last 28,800 blocks, the validator will get slashed 0.02% of its tokens and get jailed. A validator will also get jailed after self-undelegation if the validator’s remaining self-delegation amount is smaller than the minimum self-delegation. A jailed validator cannot participate in the consensus and earn any rewards; however, a jailed validator can unjail itself after a cooldown time, which is currently set at ten minutes. After ten minutes, the validator can call Story’s staking contract to unjail itself if its stake is more than the minimum stake amount (1,024 $IP tokens), after which it can participate in the consensus again if it is still within the top 64 validators.

The Story Network currently offers incremental staking rewards for $IP tokens staked in a longer-term smart contract. To increase the yield on our $IP tokens, our current staking strategy is to maintain a portion of our $IP token holdings in a flexible staking arrangement, which carries a 14-day deactivation period, and allocate some of our $IP token holdings in long-term staking with up to an 18-month deactivation period (which provides rewards that are greater than the rewards associated with $IP tokens in the flexible staking arrangement). As a result, as part of the “activating” and “exiting” processes of $IP token staking, any staked $IP tokens will be inaccessible for a period of time determined by a range of factors, resulting in certain liquidity risks that we manage.

Process of Staking and Liquidity Management.    Our Chief Investment Officer and the members of the Digital Assets Committee of our Board have periodic meetings to evaluate treasury operations, including the staking of our $IP tokens. Based on these meetings, management determines the allocation of the $IP token treasury to the staking program and, if we were to engage with outside validators, would determine the amount of allocation to each validator, ensuring that no single third-party validator has such a large percentage of our stake that it represents concentration risk.

If we determine to reduce the amount of the $IP tokens dedicated to the staking program or change the allocation of $IP tokens, we will initiate an unstaking process and notify the validator of the change, which would effectively reverse the delegation of the $IP tokens from the applicable validator node. $IP tokens have a cooldown period known as the “deactivation period,” which is the time it takes for the unstaked $IP tokens to become fully liquid. During this period, the tokens are not actively earning rewards, but they are also not yet available for transfer or use. The length of this period can vary based on network conditions but is generally 14 days. Once the deactivation period is complete, we will be able to transfer the $IP tokens as determined by management.

Our staking program involves the temporary loss of the ability to transfer or otherwise dispose of our staked $IP tokens. Under normal conditions, we will regain this ability over our unstaked $IP tokens within 14 days of initiating the unstaking. However, there can be no guarantee that such process will result in our regaining complete control of our $IP tokens in time to satisfy our current obligations. We maintain a certain amount of liquid $IP tokens in our treasury and a certain amount of cash to ensure that we are able to satisfy our current obligations.

$IP Tokens and the Story Network

$IP tokens are a digital asset that is used to record operations of the Story Network, a decentralized network of computers. Unlike many blockchain platforms that evolved from financial use cases, the Story Network was conceived from the outset as infrastructure for media, entertainment and creative rights ecosystems. The $IP protocol was initially launched in 2025 to address limitations in existing networks for digital rights tracking and interoperability. The network’s development is currently stewarded by Story Foundation, an independent organization that supports open-source development, validator coordination and grants for ecosystem projects. While certain entities such as Story Foundation have influence over the Story Network’s development and governance (which was particularly true during the network’s early years), no single entity owns or operates the Story Network, the infrastructure of which is collectively maintained by a decentralized validator base. The Story Network allows the exchange of $IP tokens, which are recorded on the Story Network. The $IP protocol and related $IP tokens can be used to pay for computational services on the Story Network, to mint or manage digital rights objects, or to transfer value in network-native transactions. These tokens can also be exchanged for fiat currencies, such as the U.S. dollar, at rates determined on digital asset trading platforms or in individual over-the-counter transactions.

The Story Network and the related smart contracts in the Story Protocol permissibly allow any individual user or entity to create applications or programs that record their operations on the blockchain. Similarly, users are able to permissionlessly interact with said decentralized applications, subject to any restrictions implemented by the application developer. Using these programs, users can create decentralized applications covering a variety of categories and subsectors, including games, marketplaces, AI agents and many more.

In order to own, transfer or use $IP tokens directly on the Story Network, a person generally must have internet access to connect to an access point on the Story Network and set up a third-party wallet, which is the software that safeguards a user’s key pair (public key plus secret key). $IP token transactions may be made directly between end-users without the need for an intermediary. To transact on the Story Network, a user, typically through an application such as a wallet or smart contract, will broadcast the transaction to the current leader, who will organize the transactions into shards before the network processes and validates such transactions. Using cryptography and its proof-of-stake consensus mechanism, the Story Network can come to a shared state of the network in a decentralized fashion and without a centralized leader.

Prior to transacting on the Story Network, a user generally must first install on its computer or mobile device a software program that will allow the user to generate a private and public key pair such as a wallet. The wallet also enables the user to connect to the Story Network, interact with decentralized applications, and transfer or swap $IP tokens with other users or applications.

Each user has its own key pair that is stored in such software, like a wallet. To receive $IP tokens in a peer-to-peer transaction, the $IP token recipient must provide its public key to the party initiating the transfer. This activity is analogous to a recipient for a transaction in U.S. dollars providing a routing address in wire instructions to the payor so that cash may be wired to the recipient’s account. The payor approves the transfer to the address provided by the recipient by “signing” a transaction that consists of the recipient’s public key with the private key of the address from where the payor is transferring the $IP tokens. The recipient, however, does not make public or provide to the sender its private key (though the network can still verify the validity of the signature — i.e., that it was signed by the holder of the private key — using cryptography). As we are the custodian for all of our $IP tokens, we maintain all of the private keys. We do not currently have insurance that would cover any loss of our $IP tokens.

Story Network validators record and confirm transactions when they validate and add blocks of information to the Story Network blockchain. When a validator is selected to validate a block, it creates that block, which includes data relating to (i) the verification of newly submitted and accepted transactions and (ii) a reference to the prior block in the Story Network to which the new block is being added. The validator becomes aware of outstanding, unrecorded transaction requests through peer-to-peer data packet transmission and distribution discussed above.

Upon the addition of a block of $IP token transactions, the Story Network software program of both the spending party and the receiving party will show confirmation of the transaction on the Story Network blockchain and reflect an adjustment to the $IP token balance in each party’s Story Network public key, completing the $IP token transaction. Once a transaction is confirmed on the Story Network blockchain, it is irreversible.

Validators

In proof-of-stake, validators risk or stake coins or tokens to be randomly selected to validate transactions and are rewarded for performing their responsibilities and behaving in accordance with protocol rules. Malfunctions that cause validators to go offline and, in turn, inhibit them from performing their duties can result in financial penalties. Any malicious activity, such as making incorrect attestations or otherwise violating protocol rules, may result in lower rewards or the lost opportunity to gain rewards. The penalty varies depending on the type of offense and correlation to potential offenses by other validators.

Validators are typically professional operations that design and build dedicated machines and data centers, including “clusters,” which are groups of validators that act cohesively and combine their processing to confirm transactions. When a validator confirms a transaction, the validator and any associated stakers receive a fee comprised of a protocol-generated reward and transaction fees for transactions included in the validated block. The Story Network protocol splits fees into two components: a base cost and priority fee. The base cost is removed from circulation, or “burned”, and the priority fee is paid to validators. Additionally, certain actions by validators and delegators require one $IP token to be burned. During the course of ordering transactions and validating blocks, validators may be able to prioritize certain transactions in return for increased transaction fees, an incentive system known as “Maximal Extractable Value” or “MEV.” For example, in blockchain networks that facilitate decentralized finance (DeFi) protocols in particular, such as the Story Network, users may attempt to gain an advantage over other users by offering greater transaction fees.

Validators less commonly capture MEV in the Story Network because, unlike the Ethereum network, the Story Network does not publicly expose transactions before they are accepted by a validator.

Staking rewards on the Story Network are determined by the protocol and are distributed to validators and their associated stakers based on the proportion of their stake relative to the total active stake in the network. The rewards are funded by inflationary issuance of new tokens and transaction fees collected on the network. The specific amount each validator and staker receives depends on, among other things, their share of the total stake, the validator’s uptime and performance, and the overall network conditions.

The historical range of staking rewards on the Story Network has varied due to differing levels of network congestion and protocol parameters. The actual annualized reward rate has fluctuated over time, reflecting changes in network activity, inflation rates and protocol adjustments.

Staking rewards on $IP tokens are distributed at regular intervals. At the end of each epoch, with one epoch being roughly two days, the reward is calculated. The reward is automatically distributed at the beginning of the subsequent epoch. This regular reward frequency ensures that participants receive their share of rewards in a timely manner, reflecting their contribution to network security and transaction validation.

Use of Custodians and Storage of $IP Tokens

To date, there are a limited number of custodians that support staking of $IP tokens and, as a result, we currently self-custody to hold our $IP tokens. We have implemented strict governance protocols to ensure security of the assets we hold. We are in active discussions with several custodians that are qualified to act as such under SEC rules in an effort to obtain support for staking of our $IP tokens. Following such time as one or more of such qualified custodians provide support for staking $IP tokens, we will evaluate such custodians’ financial positions, insurance coverage, terms, level of service and security practices and may custody some or all of our $IP tokens with one or more of such custodians.

Intellectual Property on the Story Network

Like some other blockchain networks such as Ethereum and Solana, the Story Network supports the deployment of smart contracts — that is, programmatic code that executes on every computer in the network and can instruct the transmission of information and value based on a sophisticated set of logical conditions. But while networks like Ethereum and Solana support general-purpose smart contracts, the Story Network is expressly designed for intellectual property content-centric use cases, with a protocol architecture optimized for representing ownership, permissions and usage rights associated with digital works. These contracts can encode license terms, manage royalty flows, register authorship claims or facilitate composability among digital assets (e.g., songs sampled in a remix or images used in a larger work). This allows for a wide range of creative, legal and commercial relationships to be modeled and automated on-chain. For example, an artist uploading a music track to the Story protocol could use a smart contract to automatically register the song’s metadata, set licensing permissions for remixes, and specify that derivative works must automatically send a portion of their revenue back to the original creator via on-chain settlement. This creates an environment that is intended to facilitate developers and creators creating decentralized applications (“DApps”) catering to creative industries.

Development of technology on the Story Network that can further these intended outcomes includes tools for registering and timestamping original works, minting non-fungible tokens that represent licensed intellectual property with attached usage terms, creating composable derivative assets with traceable lineage, and facilitating decentralized creator groups to manage collective rights and royalty structures.

While the Story Network explores on-chain intellectual property registration and enforcement, it is important to acknowledge it is still experimental in nature. The legal status of assets registered on the network has not been tested or recognized by courts or regulatory bodies in any jurisdiction. For example, registration of authorship on the Story Network has not been recognized to constitute registration with the U.S. Copyright Office or confer the statutory benefits associated with such filings. Likewise, while smart contracts may automate licensing or royalty flows among participants, their enforceability under traditional contract law remains uncertain. As a result, the protocol’s intellectual property protections currently operate as private ordering mechanisms within the network, rather than as legally binding instruments recognized by national or international intellectual property regimes.

As of July 2025, more than 35 DApps have been deployed to the Story Network, spanning categories such as digital publishing, music rights management, creative royalty distribution and collectible media. While other blockchains have supported similar use cases, the Story Network aims to provide first-class support for rights-based digital assets, including digital rights transactional recording and dispute resolution, reducing legal and technical overhead for creators.

Initial Creation of $IP Tokens and $IP Tokens Supply

Unlike other digital assets such as Bitcoin, which are solely created through a progressive mining process, one billion $IP tokens were created in connection with the launch of the Story Network. Of those tokens, 75% were locked at initial creation. Technically there is no maximum number of $IP tokens that may be created, and following launch of the Story Network, the protocol is designed to generate approximately an additional 25.7 million $IP tokens (which is 2.57% of the initial supply) per year to be used as validator rewards, although this may be subject to change based on utilization of the network (which adjusts the frequency by which new blocks are created). The supply of $IP tokens is reduced when the base fee for transactions is burned. Additionally, certain actions by validators and delegators require one $IP token to be burned.

The initially created one billion $IP tokens were distributed as follows:

•        Ecosystem and Community:    approximately 384 million $IP tokens, or 38.4% of the initial supply, was allocated towards promoting ecosystem growth and community development by supporting developers, community members, and users of the Story Network across marketing, events, grants, and other activities.

•        Initial Incentives:    approximately 100 million $IP tokens, or 10% of the initial supply, was issued to be disbursed as rewards to incentivize the growth of the Story ecosystem.

•        Story Foundation:    approximately 100 million $IP tokens, or 10% of the initial supply, was allocated to Story Foundation to support its team, educational services, and growth efforts related to the Story Network.

•        Early Contributors:    approximately 216 million $IP tokens, or 21.6% of the initial supply, was retained by early contributors and advisors to compensate for their early efforts in the development of the Story Network.

•        Core Contributors:    approximately 200 million $IP tokens, or 20% of the initial supply, was allocated to be used as compensation for team members contributing to the development of the Story protocol.

Modifications to the Story Network

The Story Network is open-source and community-governed. Its development is overseen by Story Foundation and supported by core developers and independent contributors. These stakeholders can propose protocol upgrades, but adoption requires widespread acceptance among validators and users, consistent with decentralized governance norms.

The release of updates to the Story Network’s source code does not guarantee that the updates will be automatically adopted. As with other blockchain protocols, proposed upgrades are implemented only if a critical mass of validators and participants update their software. Users and nodes must accept any changes made to the Story source code by downloading a software implementation of the proposed modification. A modification of the Story Network’s source code is only effective with respect to the Story Network users that download it. If a modification is accepted only by a percentage of users and validators, a division in the Story Network may occur such that one network will run the pre-modification source code and the other network will run the modified source code. Such a division is known as a “fork.” Consequently, as a practical matter, a modification to the source code becomes part of the Story Network only if accepted by participants collectively having at least a consensus of the processing power on the Story Network as defined by the protocol.

Recent development efforts have focused on enhancing scalability, content traceability and intellectual property licensing tools to support a broader ecosystem of creative rights management tools.

$IP Token Value

The value of $IP tokens is determined by the value that various market participants place on $IP tokens through their transactions. The most common means of determining the value of an $IP token is by surveying one or more digital asset trading platforms where $IP tokens are traded publicly and transparently (e.g., Coinbase, Binance and CoinMarketCap). Additionally, there may be over-the-counter dealers or market makers that transact in $IP tokens. According to Coinbase.com, as of October 13, 2025, the total market capitalization of the current circulating supply of $IP tokens was $2.91 billion. From February 13, 2025 (the date $IP tokens first became available on digital asset trading platforms) through October 13, 2025, the price of $IP tokens, as reported by Coinbase.com, ranged from a low of $1.246 to a high of $14.933.

Digital Asset Trading Platform Public Market Data

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Competition for $IP

Thousands of digital assets have been developed since the inception of Bitcoin, which is currently the most developed digital asset because of the length of time it has been in existence, the investment in the infrastructure that supports it, and the network of individuals and entities that are using Bitcoin in transactions. While $IP tokens have enjoyed some success in its limited history, the aggregate value of outstanding $IP tokens is much smaller than that of Bitcoin and many other digital assets and may be further eclipsed by the more rapid development of other digital assets. In addition, a number of other blockchain-based or digital asset-oriented protocols also function as intellectual property rights management systems, including Audius, LBRY and Royal.io.

Our Craft Spirits Segment

We compete in the craft spirits segment, which is the most rapidly-growing segment of the overall $288 billion spirits market. According to the American Craft Spirits Association, a craft distillery is defined generally as a distillery that produces fewer than 750,000 gallons annually and holds an ownership interest of 51% or more of a distilled spirits plant that is licensed by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury. According to the Craft Spirits Global Market Report 2023 of Grand View Research, the craft spirits segment had revenues of in excess of $21.4 billion in 2023 and was estimated to grow at a compound annual growth rate (“CAGR”) of 29.4% between 2024 and 2030. We believe we are well positioned to grow in excess of the growth rate of the market by increasing our marketing efforts, increasing the size of our sales teams and broadening our wholesale distribution.

Out of the more than 2,600 craft producers in North America, we have been recognized with more awards for our products from the American Distilling Institute, the leading independent spirits association in the U.S., than any other North American craft distiller for each of the last ten years, plus numerous other Best of Class, Double Gold and Gold medals from multiple national and international spirits competitions. We are one of the largest craft spirits producers on the West Coast based on revenues and are developing a national reach in the U.S. through traditional sales channels (wholesale, on-premises and e-commerce) and our unique and recently-developed Tribal Beverage Network (“TBN”) sales channel. Based upon our revenues and our continued track record of winning industry awards in an increasingly competitive environment, we believe we are one of the leading craft spirits producers in the United States.

We sell our products through wholesale distribution, directly to consumers through our five distilleries and tasting rooms we own and operate in Washington and Oregon and by shipping directly to consumers online where legal. Currently, we sell products primarily in the Pacific Northwest with limited distribution in other states throughout the U.S. In addition, in collaboration with Native American tribes, we have recently developed a new sales, manufacturing and distribution channel on tribal lands that we expect will increase and broaden the recognition of our brand as that network expands nationally.

The growth strategy of our spirits segment is based on three primary areas. First, we are focused on growing our direct-to-consumer (“DtC”) sales by shipping to legal purchasers to their homes where allowed. We currently use a three-tier compliant, third-party platform to conduct these sales and deliveries in 46 states in which approximately 96.8% of the U.S. population reside. This allows us to develop a relationship directly with the consumer through higher-margin sales while collecting valuable data about our best performing products. We can then use this data to target the consumer based on location, age, key demographics and product types. With the data collected, we can also retarget and resell to these customers, thereby generating more revenue. Our board of directors recently adopted our cryptocurrency treasury reserve policy, which could lead to our eventual acceptance of cryptocurrencies as a form of payment from customers purchasing our products online and includes other matters dealing with our handling of cryptocurrencies. We believe this could expand the number of customers who may be interested in buying our products.

Our DtC sales also support our second growth area, which entails growing our wholesale volume with our distributors through key national accounts both on-premises and off-premises. By building brand recognition for key products in selected regions or states through DtC sales, we can better support the wholesale launch, marketing and product pull-through of those products in partnership with wholesalers in those targeted states. While DtC sales result in singular high-margin sales, growing volume through wholesale distribution is the most efficient way to drive large-scale growth across retail chains.

Third, we are focused on expanded growth of our collaboration with Native American tribes through the TBN model we created. In concert with tribal partners, this sales channel includes Heritage-branded micro production hubs, Heritage-branded stores and tasting rooms and the sale of our products and new tribally-branded products. In the typical TBN collaboration, the tribes will own these businesses and we will receive a royalty on gross sales through licenses we grant to use our brands, products, recipes, programs, IP, new product development, on-going compliance support and the other support we provide. The TBN is expected to form a network of regional production hubs that will support product trials and sampling, and will generate sales of finished, intermediate and bulk spirits depending on location, equipment and market. Importantly, because these premium spirits will be produced locally, we believe the TBN will promote the positioning of our brands as local and regional. We expect that, as the brands grow and the TBN footprint expands, there will be an important synergy with increased adoption and growth through our wholesale channels in the regions where the TBN locations are driving trial and awareness. Similarly, as demand for our products grow through our wholesale channels, there should be a positive effect on the demand for our products through the tribal distilleries.

Market

We believe we are well positioned to grow as the overall spirits market continues its growth at the expense of beer and wine. Recent studies demonstrate that the spirits market is growing annually in terms of total alcohol volume and as a percentage share of alcohol dollars. According to drink market analysis firm IWSR, a leading source of data and intelligence in the alcoholic beverage market, spirits have gained market share among other alcoholic beverages continuously since 1998 (23 years), as consumers trend away from beer and wine into spirits.

From 2000 to 2023, the market share of spirits by value increased nearly 13 percentage points, from 29% to 42%, according to a 2024 Distilled Spirits Council of the United States (“DISCUS”) report, an increase in total dollar value of $11.7 billion. The same report noted that 2023 was the second straight year in which spirits revenues for suppliers surpassed beer supplier revenue, making spirits the largest dollar share of the alcohol beverage market in the U.S. IWSR anticipates that by 2029, for the first time ever, beer will no longer represent the largest percentage of alcoholic beverage sales by volume. Grandview Research estimated the North American spirits market to be $216.6 billion in 2023, growing at a CAGR of 6.3% from 2024 to $312.5 billion by 2030. Because spirits are worth more per ounce in the market than beer, as the spirits volume occupies more of the consumer share, the value of that share for spirits as a percentage of all alcohol dollars spent will be even higher. We believe we are leaning into the market just as the rate of increase in spirits volume and value are set to achieve historic growth, making us well positioned to grow with the predicted growth of the overall spirits segment.

According to IWSR, in 2015, craft spirits volume market share was just 2% of the total spirits market; by 2020, this had more than doubled to almost 5%. An even greater gain was seen in value terms, with 2015’s market share of 3% increasing to 7% by 2020. IWSR predicts that by 2025, craft spirits are forecasted to increase their volume market share to nearly 10%, and over 13% in market share value. This growth is in line with historic and current trends across the craft beer market from its inception in the 1980s, which initially represented less than 1% of the overall beer market and now commands more than 20% of the beer market by volume. IWSR posits that the driving force behind this growth will be the expansion of national distribution of craft spirits, some of which will be the result of acquisitions by larger groups. Confirming the IWSR predictions, the American Craft Spirits Association annual data projects for 2021 through 2024 show that the market share for craft spirits doubled from 3% of the spirits market in 2015 to 7.5% in 2023.

Due to our position in the craft spirits segment of the overall spirits market, we are situated in the fastest-growing segment of the spirits market, which itself is the highest growth segment of the adult beverage market. In addition, according to the Distilled Spirits Council of The United States, consumers are increasingly shifting towards higher premium products in the spirits market, with spirits brands in the U.S. enjoying a multi-decade-long trend towards high-end and super premium products. Goldman Sachs Equity Research predicts super premium spirits products will soon represent almost 38% of the overall spirits market, and spirits have also demonstrated to be recession resistant in the U.S. over time, with a correlation coefficient of 0.002 since 1962 by volume.

Our Brands and Products

When we first opened in 2012, we produced only a limited line of traditional spirits products. However, in response to customer demand and consumer testing that we performed through our tasting rooms, we moved into the flavored segment in 2014 and launched 22 different flavored vodkas. As sales increased, we offered eight products through local distribution and over time have winnowed those products down to a core six flavors at wholesale. In 2014, we created a line of spirits products under the BATCH No. 12 trade name that we still sell today and is primarily featured in the well at on-premise accounts. It provides a baseline of volume for us as we execute on our plan to transition to higher-margins spirits.

In 2015, we launched 1st Special Forces Whiskey, a premium brand positioned towards active-duty military, retired military, military families, and others supportive of the armed forces in the Pacific Northwest, where the 1st Special Forces Group is stationed at Joint Base Lewis McChord (“JBLM”). We have produced seven blends of Special Forces Whiskey annually since 2015, and a portion of the sales proceeds of this brand are donated by us to special forces charities annually. These donations currently support the 1st Special Forces Group at JBLM, and we have raised more than $150,000 for charities at JBLM to support military personnel and their families. We are expanding this concept to the multiple Special Forces groups across the country with a greater emphasis on distribution in more states and direct to consumer shipping through our e-commerce platform. Our new Salute Series line of whiskeys consists of various bottlings branded for U.S. military branches and first responders. Since the launch of the Army SOF version in late October 2023 through June 30, 2025, we have sold more than 25,000 bottles of our Salute Series brand directly to consumers in our tasting rooms and online, and to select wholesalers, representing more than $1,800,000 in revenue to us and $2,400,000 and brand value based on retail pricing to the customer. In August 2024, we launched under our Salute Series called War Dogs and have sold more than 2,500 bottles online through just our DtC e-commerce channel, with charitable components from each sale going to military K-9 nonprofit groups. In January 2025, we launched a bottling honoring the 80th Anniversary of the Battle of Iwo Jima and sold out our initial 2,200 bottles in less than three weeks. The D-Day, Iwo Jima and War Dogs products retail for $95 each, plus taxes and shipping (if shipped DtC), and their rapid adoption among consumers show that we can continue to release affinity driven labels to attract consumer attention and purchases and help us drive more revenue with higher margins.

There are approximately 18.3 million active-duty military and retirees in the U.S., including National Guard, Air National Guard and reservists in each branch of the military. Assuming 1.5 dependents per person (a dependent is defined by the military as a spouse, child under 21 unmarried or under 23 if a student, parent or custodian dependent), the total population of active military, retired military and dependent affiliated persons is 45.75 million people. There are another 660,000 active-duty civilian law enforcement officers, 1 million career and volunteer firefighters, more than 5 million registered nurses and more than 1 million certified EMTs, plus millions of retirees and affiliated family members. We believe the new Salute Series line will continue to garner a growing following given the specialty packaging and non-profit charitable partnerships we are forming to support the launch and sale of the line.

On February 21, 2024, we acquired Thinking Tree Spirits, a small craft spirits producer and retailer located in Eugene, Oregon. In integrating Thinking Tree Spirits into our existing operations, we plan to continue to produce the best-performing products in its portfolio while working to expand its wholesale reach. We also plan to combine the Thinking Tree Spirits production facilities and tasting rooms with our production facilities and retail tasting rooms in Eugene to create a larger consumer experience while driving more high-margin revenue activity. We believe that with our broader sales reach and our more efficient production capabilities, we can generate revenue from this acquisition that exceed the annual revenues that we were generating from the products that were produced under our low-margin, third-party production contract we terminated on January 31, 2024. We believe the third-party production contract we terminated was not capable of increasing in value for us, was limiting the amount of profit we could generate from the products produced and created potential risk exposure from the number of employees involved in the operation. We believe the Thinking Tree Spirits acquisition will increase growth in the brands we continue to produce and sell, which could increase the value of those brands based on valuations multiples in the spirits industry. For example, Thinking Tree Spirit’s Butterfly Pea Lavender Vodka was named Vodka of the Year for 2023 by Wine and Spirits Magazine, making it one of the most premium products in the industry. We believe the addition of that product to our existing portfolio will strengthen the perception of our product offerings in the marketplace and help us grow our wholesale and retail revenues.

In 2017, we created and launched Flavored Bourbon, a bourbon flavored with brown sugar and cinnamon. It quickly grew into one of the fastest-growing flavored whiskeys in the Pacific Northwest and was named “World’s Best Flavored Whiskey” in 2018 and 2019 by Whiskey Magazine in London. In 2020, we sold a majority interest in the brand to an industry group and retained a significant minority position. We have an economic right to participate in any ultimate sales proceeds of any sale or other disposition of substantially all of the purchaser’s business or assets (for example, if the brand is sold, or if distributions or revenue shares from brand profits are generated). Following on the success of the Flavored Bourbon brand, and after examining the market, we created Cocoa Bomb chocolate whiskey, a premium flavored whiskey that was tested in a limited distribution in the Pacific Northwest in 2022 and first rolled out for wholesale expansion in 2023. In February 2025, Cocoa Bomb was recognized as the “Best Flavored Whiskey in the United States” by Whiskey Magazine, and was then named “World’s Best Flavored Whiskey” at Whiskey Magazine’s global competition in March 2025. This was the third time we have one these prestigious awards in the flavored whiskey category for the United States and globally.

While we were producing the whiskey products described above, we were aging additional whiskey with the goal of creating bottles of single-barrel selections with specific flavor profiles to appeal to the growing “bourbon hunter” demographic — a subset of whiskey drinkers who seek out small batch and unique high-quality whiskeys. Unlike many new brands entering the premium craft whiskey and bourbon category that rely on sourced liquid for all or a portion of their blends, we produce and age all of our products in-house for our Stiefel’s Select line. This allows us to leverage our experience and our innovative distillation methods while taking advantage of the Pacific Northwest’s unique climate to produce aged whiskeys that are authentic to our name and of the highest quality. Depending on the particular product, ingredients are blends of corn, rye, malted barley, unmalted barley, peated malt and wheat. Once aged in heavy-charred American Oak barrels, the finished product is bottled at 94 to 100 proof. Future releases could also include barrel-strength releases to be priced at the high end of the super-premium range. Each barrel is bottled, hand labeled, and hand numbered with sequentially-numbered bottles. All whiskeys under this brand are aged at least four years and are selected based on stringent tasting protocols we developed. Aged whiskeys are priced at super-premium prices and are frequently supply-constrained due to market demand and the time required to produce these products. As of December 31, 2024, we had 1,543 barrels of aged spirits in our warehouse that we are aging for ourselves and others. The prices at which we sell a barrel ranges from a low of $5,500 when product is bottled for sale through the wholesale channel to a high of approximately $20,000 or more if the contents are sold by the bottle through our own retail channels. Since the launch of Stiefel’s Select, we have already been awarded a Double Gold Medal, Gold Medal and Best of Category for our first releases by some of the most prestigious spirits competitions in the world.

In keeping with consumer trends, we also developed a line of super premium spirits-based RTDs in 12-ounce cans for on-the-go consumers. The RTD segment is among the fastest-growing segments of the alcoholic beverage market in the U.S., and our line of award-winning RTDs began to gain wholesale momentum in the Pacific Northwest in late 2022. These products come in four flavors: Peachy Bourbon, Gin Jam Fizzzz, Easy Peasy Lemon Squeezy and Blood Orange Vodkarita. Each recipe features a burst of flavors, low carbonation and a low 6.9% ABV (alcohol by volume). In a recent survey of 993 customers in our tasting rooms, 70% replied they would purchase our RTD products at a retailer, with the largest group of responders to the survey in the 26-45 age demographic. All four products have won awards from respected tasting competitions, including Peachy Bourbon, which was named best overall RTD among all RTD products by the Seattle Cocktail Club, a collection of the top bartenders and industry insiders in the region. In May 2023, all four RTDs ran the table at the International SIP judging with 3 Gold Medals, a Double Gold Medal, two Consumer Choice Awards and an Innovation Award. In the U.S., RTDs are projected by Grand View Research to reach $2.4 billion in revenue by 2030 with a 13% CAGR from 2020 to 2030. Consumers are increasingly favoring RTDs because of their convenience, consistent flavor profiles and lower alcohol content, which we believe helps to position the products in the growing “better for you” segment of the adult beverages market.

We also feature a series of gins, rums and limited-edition products, primarily in our tasting rooms as we examine which products perform well enough to try to push into broader distribution.

Distribution and Sales

We utilize an omni-channel approach for the distribution of our products, which includes sales through our-branded distilleries and tasting rooms; wholesale through distributors to retailers and on-premises accounts, such as bars and restaurants; DtC online sales; sales through state control systems; and sales through the TBN.

This approach includes five company-owned and Heritage-branded tasting rooms, two of which are attached to our distilleries in Washington and Oregon. We are also in the process of licensing out our brand, products and programs under our TBN model to several tribes for HDC branded tasting room facilities in or next to their casino operations. More information on our TBN effort is detailed in the next section.

As part of our innovation cycle, we utilize our owned distilleries and tasting rooms in the Pacific Northwest and partner tasting rooms to test products and trial and sell directly to consumers. In our tasting rooms, consumers can try new products as well as the mainstay or limited-production branded spirits and cocktails while they experience the excitement of drinking in a differentiated environment. We have developed a strong membership base across our facilities with over 2,500 active members, many of whom participate in our surveys on trends and taste preferences. These members are either part of our Cask Club, which allows them to develop custom products selected from a list of pre-approved recipes in our portfolio and to age them in their own 10-liter casks in our facility, or they are members of our Spirits Club, receiving regular shipments of spirits throughout the year.

We also rely upon, and intend to increasingly grow, the wholesale distribution of our products. SGWS, the leading U.S. spirits distributor with an approximately 34.6% market share across the U.S. in 2021, distributes our original mainstream products in Washington, Oregon and Alaska. In July 2021, we began a distribution arrangement with RNDC, the second largest U.S. spirits distributor with an approximate 20.3% market share in 2021, covering 39 of the 50 states in the U.S. plus Canada. In the second quarter of 2024, we launched wholesale distribution in Oklahoma through the MillerCoors beer network and added distribution in the third quarter of 2024 in Kansas,

Kentucky and portions of Colorado. We supplement the work of our distributors with a direct sales force of individuals assigned to specific sales territories. These individuals manage the relationships with the applicable distributor’s sales teams, who themselves have teams of varying sizes selling products to accounts. This team works directly with retailers and on-premises operators to build demand and support their needs for marketing and other Heritage-specific information. During 2024, we sold to distributors in the wholesale channel approximately 20,221 cases of product, a decrease of approximately 13.2% compared to the 23,298 cases we sold on a wholesale basis in 2023, while seeing a nominal decrease in our wholesale revenue of approximately $62,000 during 2024 to approximately $1,596,000 compared to wholesale revenue of approximately $1,658,000 in 2023, a decrease of approximately 3.7%. The reduced volume of cases through our wholesale channel with a much smaller percentage decrease in revenue is proof that our strategy of migrating away from lower-margin spirits to higher margin spirits is working. We expect to see a significant increase in our wholesale revenues in 2025 and beyond, and an increase in margins as we focus on putting higher margin products into the wholesale channel.

As for our DtC channel, we have started to utilize new technologies and collaborations with the goal of reaching consumers in more than 46 states in 2024. This direct-to-consumer opportunity allows us to sell products to consumers in more states and enables the collection of consumer data and supports growth in product demand, which helps our distributors sell branded products in more states.

Tribal Beverage Network (TBN)

In addition to our traditional distribution channels, we have formed the TBN, which we believe will become an important production, sales and marketing channel over time, while helping to build our overall brand. This network was formed in collaboration with Native American tribes interested in entering a new business line that became available to them for the first time in 2018. In 2018, Justin Stiefel, our Co-Founder, Chairman and Chief Executive Officer, worked to lobby the U.S. Congress to pass legislation that overturned a 184-year federal law prohibiting spirits production on tribal lands. As a result of this landmark legislation, Native American tribes have a new economic opportunity and we are working with several Native American tribes on the development of our branded distilleries and tasting rooms, as well as the sale of our products and the creation of brands unique to participating tribes.

Today, Native American tribes that sell spirits to visitors at their casinos, restaurants, golf courses, hotels, resorts and shops are the largest sales accounts for spirits, wine and beer in each county in which they are present. Accordingly, we believe the potential revenue for participating Native American tribes is significant. As of December 31, 2024, there were approximately 245 Native American tribes in the U.S. with 527 tribal casinos in 29 states that generated annual revenues of approximately $32 billion. Not all tribes own casinos and several do not permit the sale of alcohol on their tribal lands. Each tribal casino that serves alcoholic beverages is the largest beer, wine and spirits account in the county or state in which they are located. Of the 527 tribal casinos, we estimate that approximately 250 are viable candidates for our TBN model. We calculate that with 100 TBN production and retail locations up and running in or near tribal casinos and entertainment districts, the participating tribes collectively can earn revenue from spirits sales and taxes on the products produced on their lands $350 million to $450 million per year, and that we could earn royalties of approximately $35 million to $45 million annually from these activities based on the value we bring to the relationships and operations. We believe the combination of growing TBN locations with more consumer exposure to our brand and products and the resulting product adoption within each region will support wholesale product sales with a positive feedback loop for our wholesale growth initiatives.

Using a “distributive and localized” network model, we expect to collaborate with tribes to lead the development of a nationwide tribal network for the production and sale of premium, branded craft spirits. The network is comprised of tribally-owned, localized distilleries with a centralized high-volume distributive distillery serving a specific area or region of the United States. Initial spirits production will occur at a single facility with additional distilleries receiving bulk spirits for final production and sale. By using this approach to production, each localized distillery is expected to be able to produce finished spirits through bottling, canning and labeling without the need for excess distilling equipment and unused capacity.

We generally seek to negotiate multi-year contracts with tribes of up to nine years, plus extensions, and to charge a mix of advisory fees and royalties. In exchange for these fees, we provide services relating to economic analysis, location design, pre-opening hiring and training, marketing support, centralized marketing development, raw input sourcing, bulk buying power for direct inputs such as glass, labels, caps, merchandise, new product development, monthly reporting, compliance and back-office support, halo marketing, staff training and new product development. Upon the commencement of a contract, we charge development fees associated with analysis, pre-design, design and pre-opening service for advising the tribe on the development of distilleries, tasting rooms and brands, and then charge a royalty on gross revenue once the distillery is operating. As part of the agreement, the applicable tribe is expected to produce and sell our branded products, and we are expected to work jointly with the tribe on products and brands unique to the tribe and its locations and regions. We believe this is a significant new business opportunity for tribes with the potential for strong revenue and profit growth, allowing tribes to capture the full margin benefit as manufacturers and the ability to collect and keep state spirits taxes for products made and sold on their sovereign land. We have already entered into agreements with multiple tribes, including agreements for a new Heritage Distilling branded tasting room that opened at the Stillaguamish Tribe’s Angel of the Winds casino north of Seattle, Washington in October 2024, the ongoing construction of a Heritage Distilling-branded tasting room at the Tonto Apache Tribe’s Mazatzal Casino in Arizona, which is anticipated to open in late 2025, and a landmark agreement between the Coquille Tribe of Oregon and the Oregon Liquor Control Board to allow for the first tribal distillery in Oregon. A Heritage Distilling-branded tasting room is under construction and scheduled to open in late 2025 at Coquille’s Mill Casino Hotel & RV Park on the water in Coos Bay, Oregon. This is the first such agreement between a Native American tribe and one of the 18 liquor control states in the United States and that project is under construction with a targeted opening in late 2025.

Pursuant to our multi-year agreement with the tribes, we license portions of our intellectual property, including our brands, recipes, awards and programs, to the tribe for use at their branded facility. We also assist the tribe with new product development, marketing, distribution, and tasting room operations, and Cask Club operations. We also provide training, expertise and experience in the design, construction and operation of the tribe’s distillery. We earn a monthly management fee from the tribe based on the monthly revenue of the tribe’s distillery, and receive a portion of the revenue earned by the tribe, in each case, for retail operations related to distilled spirits sales and services on site and based on additional production we bring to the facility. The parties can terminate the agreement under certain circumstances, including upon certain events of default, including a material breach of the agreement, failure to achieve profitability after five years, changes in federal or state laws related to alcohol, and a change of control of our company, among other limited events. We intend to enter into similar agreements with other Native American tribes going forward.

We believe that membership in the TBN provides extensive benefits to participating U.S. tribes, whether a tribe owns and operates a distributive facility or a localized distillery within the network, including profit margins that are estimated to equal or exceed 80% on retail activities before fees are charged. Tribes also enjoy unique benefits related to property and sales taxes associated with the production and sale of spirits on tribal trust land, including:

•        Tribes keep state and local liquor taxes on the sale of spirits they produce and sell to consumers on their lands, which allows tribes to generate strong profitability.

•        Tribal land is sovereign land, so tribes control their own zoning and permitting, which enables them to substantially reduce the time and expense required to begin construction as compared to building on non-tribal land.

•        Tribes pay no sales tax on purchases of equipment or construction of distilleries and tasting rooms, which lowers start-up costs as compared to non-tribal locations.

•        Tribes also pay no state or county property tax, inventory tax, personal property tax or ad valorem tax, which lowers their overall cost of operations compared to operations set up outside of the tribal land.

In addition to the revenue generated by spirits produced on-site, we plan to create a member-based rebate for each tribe participating in the TBN based upon the production and sale of products on tribal lands and the overall growth of the brands produced on tribal lands and benefitting from marketing support at tribal casinos and entertainment districts. We believe this rebate will encourage more tribes to enter the TBN and will enable participating tribes to share in the overall growth. In addition, by aligning with our nationwide branding and marketing efforts, TBN member tribes will receive support for the promotion of their own spirits production and associated events and activities. We believe that tribes that choose to locate a TBN distillery and our branded tasting room on, in or near a gaming and hospitality property will find the refined presentation of our locations adds a sophisticated, appealing experience to a dynamic space. The addition of this new customer amenity to a casino resort can highlight certain programs, thereby driving customer loyalty and repeat visits, while increasing margins through beverage sales via on-site restaurants and bars.

Under the TBN model, the participating tribes will fund the construction of their own distilleries and production and storage facilities and will pay all of the operating and labor expenses of those facilities while we provide support for the tribe’s operations, marketing, new product development and regulatory compliance functions. Heritage will provide ongoing tasting room support and training for the tribe’s employees to ensure consistency of operations, training and product and brand integrity.

Marketing

We believe we have developed a successful sales and marketing approach with our limited resources and anticipate that investing additional resources will be an important element in increasing the visibility of our brands and product offerings to our target consumers to support our ongoing growth.

Omni-Channel Marketing Approach.    Today’s consumers interact with brands through many channels, from traditional media to social media and other digital channels, and through various in-person and online purchasing methods. To build the visibility of our brands and create a grassroots consumer following to support our distribution channels, we have employed a strategic multichannel marketing approach that we believe allows consumers to engage with our company on their own terms and permits us to expand and deepen recognition for our brands. In addition to promotional activities, our marketing strategy utilizes data analytics, digital techniques and efficiency metrics, across a cross section of social media, lifestyle and brand influencer activities.

Working with one of our strategic advisors, we have developed an area of focus on DtC sales channels. While still in its early development and testing phases, the concept is to develop and streamline ways to get our products directly in front of consumers for trial, sampling and purchasing in our branded tasting rooms, partner TBN tasting rooms, TBN-specific entertainment districts with pop-up shops, trial, sampling, and bottle sales, and future planned co-located collaborative tasting rooms in partnership with other premium craft producers across the United States. The platform is built upon one-to-one marketing efforts through digital, social email and text to drive consumer trial and adoption of products and brands. We are also experimenting with artificial intelligence (“AI”) to create dynamic content to better identify and connect directly with consumers in key target demographic for each product and brand. The sales resulting from such efforts tends to be higher margin than the traditional wholesale route to market, which is the norm in the spirits industry right now. While all the other craft brands fight for shelf space in an increasingly crowded marketplace bottle necked by more and more distributor consolidation, we are developing a route to go straight to the consumer through multiple paths in a one-stop retail way that allows us to control the dialog and the brand position and to collect the consumer data. This effort has the combined positive attributes of allowing us to generate sales at high margins, capture consumer data and contact information for future sales targeting, and to build brand and product recognition to better support the wholesale launches of the best performing products and brands in the general market.

Labelling and Innovative Packaging Initiatives.    We recognize the importance of packaging and product labelling and their influences on consumers’ purchasing practices. We conduct surveys and consumer research to validate the taste profile and positioning of our products. As we grow and can access more resources, we expect our ability to refine our products in response to consumer interests will improve.

Production

We have two distilleries and two warehouses comprising an aggregate of approximately 100,000 square feet dedicated to end-to-end production and storage. Each distillery has and maintains mash, fermentation, distillation and bottling equipment. We began production of spirits after a thorough market search for high-quality equipment at each stage of the production process. For example, we selected Italian distilling equipment that provides for gentle treatment of the spirits and easy calibration to produce clean flavor profiles. Additionally, we source barrels made by Spanish coopers using American white oak that is cured in Spain for two years. We believe these special barrels and the charring levels in each one allows us to make consistent, smooth and flavorful spirits.

Sustainability is also an important aspect of our selection of grains. Where possible, we select family farms using organic and regenerative processes. As an example, according to the research database Science Direct, regeneratively grown grains typically save approximately 170,000 gallons of water per barrel produced over the course of the growing cycle.

Based on management’s estimates, we believe our current production capacity can expand by approximately six times without the need for additional investment. As volumes grow, we expect that future production capacity will also be provided by distilleries affiliated with member tribes in the TBN.

Raw Materials and Suppliers

Generally, the principal raw materials used in our products include corn and other grains (including rye, barley, wheat, and barley malt) and flavorings. The principal materials used in the packaging of our spirits include oak barrels, glass bottles, labels, aluminum cans and cartons. These materials are generally readily available from several sources, except for new oak barrels, which are available from only a more limited number of sources. As we have historically sourced grains from farms with which we have personal relationships, we have few long-term contracts in place with suppliers. However, these raw materials are sometimes affected by weather and other forces that could impact production and quantity.

Competition

The alcoholic beverage industry is highly competitive. We believe the principal areas of competition include, among others, flavor, packaging and positioning innovations, pricing, and distribution locations and shelf space, as well as promotional and marketing strategies. Our products compete with a wide range of other beverages, including spirits, beers and wines, and other alcoholic beverages, and increasingly non-alcoholic beverages designed and marketed to mimic the flavor of alcoholic beverages. Many of these products are produced by a relatively large number of companies, many of which have substantially greater financial, marketing and distribution resources than we do.

Within the craft spirits segment of the market, important factors affecting our ability to compete include speed of innovation, product appeal and differentiation to consumers, brand and product image, taste and flavor of products, trade and consumer promotions, attractive packaging, product placement and distribution, access to capital and other resources, marketing and pricing. We also rely on our distributors to provide stable and reliable distribution and to secure adequate shelf space in retail outlets. Competitive pressures could cause our products to lose market share or experience price erosion, which could materially impact our business and the results of operations. These pressures could include directly competitive innovations, new products that are better aligned with consumer preferences, greater marketing spending, better placements, or a decline in consumer interest in the craft spirits segment overall.

We have experienced, and continue to experience, competition from new entrants in the craft spirits category. According to the American Craft Spirits Association, in 2023 there were approximately 2,800 active craft distilleries in the United States. Leading global participants entering and operating in the craft spirits market through the acquisition of small brands include Rémy Cointreau, William Grant & Sons, Pernod Ricard SA (OTC: PRNDY), Anchor Brewers & Distillers, Diageo PLC (NYSE: DEO) and Rogue Ales & Spirits. While competition in the craft spirits space is growing, most craft producers attempt to boast about a singular accomplishment, such as a singular product, a special package or a single marketing idea. We believe we offer several advantages relative to our competitors, including: a complete and end-to-end experience and product positioning; superior production methods resulting in award-winning products; a savvy and experienced team; an on-ramp for national distribution growth; a unique go-to-market growth route through the TBN; and creative marketing strategies. We believe few participants in the craft spirits segment can point to a similar collection of assets and opportunities.

The Kentucky Distillers Association reports that as of the end of 2024 more than 14 million barrels of Kentucky bourbon were aging in warehouses in the state, the highest number ever, with the expectation of 3 million more barrels being added this year. Historically, at steady-state, there were approximately 3.8 million barrels aging at any time. This huge increase in aging bourbon comes from the entry of numerous investors who bought into large lots of bourbon barrels anticipating prices would continue to rise as they let them sit in warehouses to age. As a result of the volume of supply in the state, and with more being made and even more production capacity coming online, prices for barrels of premium quality Kentucky bourbon are falling. We now have access to our pick of premium-aged Kentucky bourbon that we use to supplement for our Salute Series line of whiskey. Just as we are increasing volume and sales of the Salute Series line, our biggest input cost — premium Kentucky bourbon — is coming down significantly. We believe this represents a significant arbitrage opportunity in our favor and we do not yet see signs of falling prices finding a floor.

Regulatory Matters

Along with our distributors, retail accounts and ingredients and packaging suppliers, we are subject to extensive regulation in the United States by federal, state and local government authorities with respect to registration, production processes, product attributes, packaging, labeling, storage and distribution of the craft spirits, RTD canned cocktails and other products we produce. When we work with tribes, we are also subject to certain tribal requirements.

We are subject to state and local tax requirements in all states in which our products are sold, as well as federal excise taxes on spirits we remove from bond. We monitor the requirements of relevant jurisdictions to maintain compliance with all tax liability and reporting matters. In states in which we maintain distilleries and tasting rooms, we are subject to several governmental authorities, including city and county buildings, land use, licensing and other codes and regulations.

We have contracted with a third party to manage our regulatory licensing and renewal activities. We maintain licenses that enable us to distribute our craft spirits and RTD pre-mixed cocktails in all 50 states plus Washington, D.C., and to sell directly to consumers in 46 states via a three-tier compliant third-party firm. We currently utilize software tools available to the industry and work with our license compliance service provider to navigate and manage the complex state-by-state tax and other regulations that apply to our operations in the alcoholic beverage industry. This has enabled us to expand our operations and to grow our revenue while reducing the administrative burden of tax compliance, reporting and product registration. We plan to leverage our expertise and relationships with third-party service providers in this area to assist tribes participating in the TBN.

Alcohol-related regulation

We are subject to extensive regulation in the United States by federal, state and local laws and regulations regulating the production, distribution and sale of consumable food items, and specifically alcoholic beverages, including by the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”) and the Food and Drug Administration (the “FDA”). The TTB is primarily responsible for overseeing alcohol production records supporting tax obligations, issuing spirits labeling guidelines, including input and alcohol content requirements, as well as reviewing and issuing certificates of label approval, which are required for the sale of spirits and alcoholic beverages through interstate commerce. We carefully monitor compliance with TTB rules and regulations, as well as the state laws of each state in which we sell our products. In the states in which our distilleries are located, we are subject to alcohol-related licensing and regulations by many authorities, including the state department of alcohol beverage control or liquor control. State agents and representatives investigate applications for licenses to sell alcoholic beverages, report on the moral character and fitness of alcohol license applicants and the suitability of premises where sales are to be conducted and enforce state alcoholic beverages laws. We are subject to municipal authorities with respect to aspects of our operations, including the terms of our use permits. These regulations may limit the production of alcoholic beverages and control the sale of alcoholic beverages, among other elements.

Employee and occupational safety regulation

We are subject to certain state and federal employee safety and employment practices regulations, including regulations issued pursuant to the U.S. Occupational Safety and Health Act (“OSHA”), and regulations governing prohibited workplace discriminatory practices and conditions, including those regulations relating to COVID-19 virus transmission mitigation practices. These regulations require us to comply with manufacturing safety standards, including protecting our employees from accidents, providing our employees with a safe and non-hostile work environment and being an equal opportunity employer. We are also subject to employment and safety regulations issued by state and local authorities.

Environmental regulation

Due to our distilleries and production activities, we and certain third parties with which we work are subject to federal, state and local environmental laws and regulations. Federal regulations govern, among other things, air emissions, wastewater and stormwater discharges, and the treatment, handling and storage and disposal of materials and wastes. State environmental regulations and authorities intended to address and oversee environmental issues are largely state-level analogs to federal regulations and authorities intended to perform similar purposes.

Privacy and security regulation

We collect personal information from individuals. Accordingly, we are subject to several data privacy and security related regulations, including but not limited to: U.S. state privacy, security and breach notification laws; the General Data Protection Regulation (“GDPR”); and other European privacy laws, as well as privacy laws being adopted in other regions around the world. In addition, the Federal Trade Commission and many state attorneys general have interpreted existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of information about individuals. Certain states have also adopted robust data privacy and security laws and regulations. In response to such data privacy laws and regulations and those in other countries in which we do business, we have implemented several technological safeguards, processes, contractual third-party provisions, and employee trainings to help ensure that we handle information about our employees and customers in a compliant manner. We maintain a global privacy policy and related procedures and train our workforce to understand and comply with applicable privacy laws.

Digital asset regulation

$IP tokens and other digital assets are relatively novel and the application of state and federal securities laws, taxes and other laws and regulations to digital assets is unclear in certain respects. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions related to digital assets. For example, the U.S. executive branch, the SEC, the European Union’s Markets in Crypto Assets Regulation, among others, have been active in recent years, and in the U.K., the Financial Services and Markets Act 2023, or FSMA 2023, became law. Moreover, the regulatory status of digital asset treasury companies like us is currently uncertain. We will continue to monitor laws and regulations related to digital assets to determine any compliance changes that we need to make.

Intellectual Property

We strive to protect the reputation of our brand. We establish, protect and defend our intellectual property in several ways, including through employee and third-party nondisclosure agreements, copyright laws, domestic and foreign trademark protections, intellectual property licenses and social media and information security policies for employees. We have been granted over 75 trademark registrations in the United States for, among others, Heritage Distilling®, Heritage Distilling Co. (Stylized)®, our HDC Logo®, Cask Club®, Tribal Beverage Network® and the individual names and logos of certain of our products and numerous trademark registrations in other countries for the Heritage Distilling®, Heritage Distilling Co. (Stylized)®, HDC Logo® marks and the names and logos of certain Heritage products. We expect to continue to file trademark applications to protect our spirits brands.

We have also been granted copyright registration in the first version of our website located at www.heritagedistilling.com. Information contained on or accessible through our website is not incorporated by reference in or otherwise a part of this prospectus. As a copyright exists in a work of art once it is fixed in tangible medium, we intend to continue to file copyright applications to protect newly-developed works of art that are important to our business.

We also rely on, and carefully protect, proprietary knowledge and expertise, including the sources of certain supplies, formulations, production processes, innovation regarding product development and other trade secrets necessary to maintain and enhance our competitive position.

Human Capital

As of October 13, 2025, we had 85 employees, of which 27 worked part-time. Of our 85 employees, we employed 14 in corporate and administrative capacities, eight in marketing, sales, and e-commerce activities, 44 in retail activities, and 19 in production, warehouse, and product development activities. None of our employees is covered by a collective bargaining agreement.

We believe our employees are key to achieving our business objectives. Our key human capital measures include employee safety, turnover, absenteeism and productivity. We frequently benchmark our compensation practices and benefit programs against those of companies in comparable industries and in the geographic areas where our facilities are located. We believe our compensation and employee benefits are competitive and allow us to attract and retain skilled and unskilled labor throughout our organization. Our notable health, welfare and retirement benefits include:

•        company-subsidized health insurance;

•        401(k) Plan;

•        tuition assistance program via FSA savings plan; and

•        paid time off.

Employee safety is one of our top priorities. We develop and administer company-wide policies designed to ensure the safety of each team member and compliance with OSHA standards. Throughout the COVID-19 pandemic, we were deemed an essential employer and continued to operate with COVID-19 prevention protocols in place to minimize the risk of the spread of COVID-19 in our workplaces. Many of our administrative staff were required to work from home.

We strive for workforce retention with semi-annual retention bonuses for hourly employees and critical new hires. New and open positions are posted for viewing by our current workforce, and internal promotions are encouraged.

We strive to maintain an inclusive environment free from discrimination of any kind, including sexual or other discriminatory harassment. We require and provide training for our employees covering harassment, discrimination and unconscious bias. This training is tracked and recorded by us and is mandatory for all new hires. Our employees have multiple avenues available through which inappropriate behavior can be reported, including a confidential hotline. Our policies require all reports of inappropriate behavior to be promptly investigated with appropriate action taken.

Seasonality

We experience some seasonality in our spirits business whereby the peak summer months and the winter holidays show a higher level of sales and consumption. However, the structure of our business and range of products in our portfolio are designed to mitigate major fluctuations. Based on historical activities, more than one-third of our annual revenue is earned in the fourth quarter of each year, and absent a major disruption or change in operations, management does not anticipate that to change in the foreseeable future.

Properties

We maintain our principal corporate offices, distribution warehouse, and barrel-aging rickhouse in Gig Harbor, Washington. We have production distilleries in both Tumwater, Washington and Eugene, Oregon. We also maintain retail tasting rooms in Gig Harbor, Roslyn, and Tumwater, Washington and two tasting rooms in Eugene, Oregon. All of our facilities are leased, and we believe our facilities are adequate for our current needs and that suitable additional space will be available on commercially-acceptable terms as required.

Legal Proceedings

We may be subject to legal disputes and subject to claims that arise in the ordinary course of business. Although the results of such litigation and claims in the ordinary course of business cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse effect on our business, results of operations, cash flows or financial condition. Regardless of outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors. Currently, there is no litigation pending against our company that could materially affect our company.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Executive Officers
Justin Stiefel	50	Chairman of the Board, Chief Executive Officer, and Treasurer
Jennifer Stiefel	50	Director, President, and Secretary
Michael Carrosino	64	Executive Vice President of Finance and Chief Financial Officer
Beth Marker	64	Senior Vice President of Retail Operations
Danielle Perkins	36	Senior Vice President of Wholesale Operations
Non-Employee Directors
Troy Alstead	62	Director
Christopher H. Smith	86	Director
Matthew J. Swann	54	Director
Eric S. Trevan, Ph.D.	49	Director
Andrew Varga	60	Director
Jeffrey Wensel, M.D., Ph.D.	64	Director

Executive Officers

Justin Stiefel is a co-founder of our company and has been our Chief Executive Officer and a director since 2011 and Treasurer and Chairman of the Board since 2022. Mr. Stiefel is the driving force behind our focus on consumer-friendly products and experiences and is the creator of the TBN concept, having worked in 2018 to secure in Congress the repeal of an 1834 statute that prohibited distilling in Indian country. Prior to our founding, Mr. Stiefel served as a top staff member in the United States Senate, first as Deputy Press Secretary, then Legislative Aide, then Chief Counsel to the senior Senator for Alaska, Ted Stevens. He then became one of the youngest Chiefs of Staff in the history of the U.S. Senate for Lisa Murkowski, the junior Senator for Alaska. In 2004, Mr. Stiefel joined the international law firm of Dorsey and Whitney LLP as Of Counsel. Mr. Stiefel later formed his own consulting firm assisting clients, individual businesses and tribes (American Indian, Alaskan Native and Native Hawaiians), with their needs in advancing legislation, regulations and policy initiatives in Washington, DC. Mr. Stiefel holds a BS in Chemical Engineering from the University of Idaho and a Juris Doctor from Catholic University of America, where he graduated in the top ten in his class, Magna Cum Laude. He has also completed coursework at the United States Naval War College, focused on strategic decision making. He has served as a director for several non-profit organizations and sits on the Milgard Executive Counsel at the Milgard School of Business at the University of Washington. Mr. Stiefel is a member of three bar associations, in Washington State, Alaska and Washington, DC. He is active in advocating for legislative modernization in spirits, liquor laws and regulations, including drafting and negotiating legislative and regulatory changes at the state and federal levels on behalf of the craft spirits industry.

Jennifer Stiefel is a co-founder of our company, has been our President and a director since 2011 and Secretary since 2022. She oversees our brand preservation and consumer experience portions of our operations to ensure consistency and excellence throughout. She also is an instrumental part of the executive team focused on growing the TBN. Prior to our founding, Ms. Stiefel served in the United States Senate as a staff member of the Senate Appropriations Committee. She subsequently taught elementary school in Virginia, acting as team lead for science. In her younger years she worked in her family’s manufacturing business in Alaska, growing up to work in all facets of the company. She holds a BA in Elementary Education from the University of Idaho and a Masters in Instructional Education from Central Michigan University. Ms. Stiefel is a director for several non-profit organizations. Ms. Stiefel is the wife of Justin Stiefel, our Chairman and Chief Executive Officer.

Michael Carrosino has served as our Executive Vice President of Finance and Chief Financial Officer since November 25, 2024. Prior to that, he served as Executive Vice President of Finance and Acting Chief Financial Officer from June 2023 to November 2024. Mr. Carrosino is a veteran Finance and Operations executive with over 40 years of experience across multiple public and private industries. Mr. Carrosino’s functional experience is broad in the areas of Accounting, FP&A, Human Resources, and Operations and includes multiple acquisitions and divestitures, fundraisings, restructurings and other strategic events. Since January 2017, Mr. Carrosino held several independent fractional/interim chief financial officer consulting roles through CFO Selections, a provider of fractional chief financial officer and controller services, and related recruiting and placement. While with CFO Selections, Mr. Carrosino provided fractional chief financial officer services for several companies in various industries, including: Foss Maritime (marine services); The Space Needle (tourism and hospitality); Oberto Brands (consumer meat snacks); and, Concure Oncology (cancer treatment). From October 1999 to January 2017, Mr. Carrosino held several senior-level/chief financial officer positions, including: CFO & Co-Founder of Tatoosh Distillery (June 2010 to July 2014); CFO of SASH Senior Home Sale Services (real estate services) (November 2011 to January 2014); VP Finance/CFO of Maxwell IT (outsourced EHR/EMR IT services) (January 2005 to October 2008); VP Finance/CFO of Hyperion Innovations/ColdHeat (innovative consumer products) (June 2006 to October 2008); CFO & Treasurer of Pacific Biometrics OTC: PBME, OB (lab services) (June 2003 to October 2004); VP Finance/CFO of Inologic, Inc. (start-up biotechnology) (May 2002 to June 2003); CFO & Co-Founder of Vrtise (VPN B2C Information Distribution Network) (January 2001 to June 2003); VP Finance of Classmates.com (online directory) (April 2000 to December 2000); CFO of VacationSpot (vacation rental website) (October 1999 to April 2000 sale to Expedia); VP Finance of Advanced Research Systems (EMR software developer) (January 1999 to September 1999); and, Acting CFO for America Online’s Sprynet division (February 1998 acquisition from CompuServe to December 1998 sale to MindSpring). Mr. Carrosino’s prior experience includes tenures with Cell Therapeutics, Inc. from 1993 to 1997 where he managed the SEC Form 10 Registration, IPO, and subsequent SEC filings; Esterline Technologies from 1988 to 1993 where his responsibilities included all SEC filings; and, Arthur Andersen from 1981 to 1987. Mr. Carrosino has also served on a number of non-profits Boards, including Treasurer and Director of Festa Italiana (since 1989); Treasurer and Board Member of Whim W’him Dance Company (2009 to 2012); and Trustee of Seattle Yacht Club (2019 to 2022). Mr. Carrosino is a CPA-inactive (State of WA). He received a B.A. degree in Humanities in 1980 and a B.A. degree in Business Administration — Accounting in 1981 from Seattle University.

Beth Marker has served as our Senior Vice President of Retail Operations since February 2024. She joined our company in 2017 to launch the Roslyn, WA location. She recently initiated a Retail Realignment Project that under her new role as SVP of Retail Operations, seeks to drive increasingly robust and cost-effective growth across all retail channels. With decades of experience in field sales, project management and marketing, she built an extensive career launching new products and brand assets on a national level. Prior to joining our company, she held various executive positions within the cosmetic and fragrance industry at both Revlon and Lancôme before joining Nordstrom in product development. After relocating to the Cascade foothills of central Washington, Ms. Marker joined Safeway’s store management group where she further honed her skills in product promotion, diversity and retail management. Having grown up on her generational family farm in Indiana, she learned the value of maximizing resources early on. She holds a BS in Fine Arts Administration from Butler University. Ms. Marker has served as a director for various local non-profits.

Danielle Perkins has served as our Senior Vice President of Wholesale Operations since February 2024 and has been with our company since 2018. She brings 14 years of experience in the alcohol industry and oversees wholesale sales and distribution, including managing our wholesale sales team and contractors, setting goals and targets for our sales team and our distribution partners, overseeing the data resulting from wholesale sales and then reporting on the same to management. Ms. Perkins previously held the roles of Regional Vice President of Sales — West and Vice President of Control States. During this time, she has overseen expansion, distribution and sales in over 20 states for our company and our brands. Before joining our company, Ms. Perkins worked as a Sales Manager with New Holland Brewing Company, managing spirit sales and distributor partners in the Midwest. She began her career in the beverage industry working on-premises as a Beverage Director in Chicago, IL. She holds a BA in Musical Theatre from Columbia College Chicago.

Non-Employee Directors

Troy Alstead joined our board of directors on November 25, 2024. Since 2017, Mr. Alstead has been the founder and proprietor of Ocean5 and Table 47, concepts opened in 2017 for dining, entertainment and events. In February 2016, Mr. Alstead retired from Starbucks Corporation (Nasdaq: SBUX), an American coffee company and coffeehouse chain, after 24 years with the company, having most recently served as Chief Operating Officer. Mr. Alstead served as Chief Operating Officer beginning in 2014. From 2008 to 2014, Mr. Alstead served as that company’s Chief Financial Officer and Chief Administrative Officer. Additionally, Mr. Alstead served as Group

President from 2013 until his promotion to Chief Operating Officer. Mr. Alstead joined Starbucks in 1992 and over the years served in several operational, general management, and finance roles. Mr. Alstead spent a decade in Starbucks’ international business, including roles as Senior Leader of Starbucks International, President Europe/Middle East/Africa headquartered in Amsterdam, and Chief Operating Officer of Starbucks Greater China, headquartered in Shanghai. Mr. Alstead is also a member of the board of directors of Levi Strauss & Co. (NYSE: LEVI), Harley-Davidson, Inc. (NYSE: HOG), Array Technologies Inc. (Nasdaq: ARRY), and OYO Global. Mr. Alstead earned a B.A. in business administration from the University of Washington.

Christopher H. “Toby” Smith has been a director of our company since 2022. Mr. Smith is actively engaged in the practice of law in representing both domestic and international corporate clients. At the outset of his career he was a partner of the New York firm of Whitman & Ransom (now Winston & Strawn LLP.) and later served as Of Counsel to the firm of Foley & Lardner. Mr. Smith is licensed to practice law in New York, Connecticut and Washington, D.C. Mr. Smith founded and, since February 1986 has been, an attorney at Alexander, Smith & Company, Inc., a Connecticut-based legal and financial advisory firm. Mr. Smith has served numerous public and private enterprises, nationally and internationally, as Executive Chairman of the Board, Lead Director, Chief Executive Officer, Chief Financial Officer, and General Counsel. Representative experience includes Puma USA, Sylvania International, Escada, London Fog, Medical Staffing Network, Barnes Engineering, Atkins Nutritionals, Thompson Media, and Oneida, Ltd. Mr. Smith also served as Chief Executive Officer of the Wildlife Conservation Society, which is better known as the Bronx Zoo. Mr. Smith is a graduate of Williams College and the Yale Law School. His post-graduate work included clerkships on the United States Court of Appeals in Washington, D.C. and the Supreme Court of Connecticut. He also served as a Fellow of the Organization of American States and studied comparative law in Venezuela.

Matthew J. Swann was appointed to our board on January 6, 2025. Mr. Swann is a Strategic Advisor and Chief Technology Officer (CTO) with decades of experience in the technology industry, specializing in cloud computing, fintech and digital payments and technology transformation. Since January 2023, Mr. Swann has been the President of Foo Services, a technology consulting firm. From March 2021 to February 2023, he served as CTO at NuBank (NYSE: NU), one of the world’s largest digital financial services platforms, where he drove innovation, growth and strategy across product and platform development. From 2018 to March 2021, he served as CTO of Booking.com (NASDAQ: BKNG), an online travel agency. Before Booking.com, he held senior-level technology positions with several international companies, including establishing and overseeing all international digital payment platforms as a Vice President at Amazon (NASDAQ: AMZN) for nearly a decade, serving as CTO for StubHub, and serving as Chief Information Officer for Citibank (NYSE: C) overseeing its Global Consumer Bank, Cards, Payments and Digital divisions. Recently, Mr. Swann served as a Director at Payfare Inc. (TSE: PAY), where he supported digital innovation and transformation strategies prior to the sale of that company to a third party. He currently serves as a non-executive Director at Thredd Payments, a London-based fintech firm. He received a Bachelor of Science degree, Computer Information Systems, from Arizona State University.

Eric S. Trevan, Ph.D. has been a director of our company since 2022. Dr. Trevan has been an Assistant Professor at California State University San Marcos since 2020 and was previously a Visiting Scholar of Innovation, Business and Economic Policy for Tribal Nations at the Evergreen State College from 2016 to 2021. Since January 2019, he has also served as President of Local Solutions, an artificial intelligence (AI) market analytics company. Dr. Trevan is an economist and is regarded as a thought leader on Native economies and economic policy, specializing in complex financial arrangements that mediate public and private regulations, policies and economic resources. Beginning in 2021, Dr. Trevan served as Chairman of Twelve Clans Inc., the sovereign wealth fund of the Ho-Chunk Nation, has served since 2022 on the Boards of Directors of Gun Lake Investments, the non-gaming investment arm of the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, has served since 2022 on the board of directors of Northern Initiatives, a non-profit Community Development Financial Institution, has served since 2017 on the board of directors of the Noo-Kayet Development Corporation, the economic development arm of the Port Gamble S’Klallam Tribe, and has served since 2019 on the board of directors of the Cheyenne and Arapaho Business Development Corporation of the Cheyenne and Arapaho Tribes. Dr. Trevan was formerly a Policy Advisor to the Treasury Tribal Advisory Committee at the U.S. Department of Treasury. Dr. Trevan has a Ph.D. from Arizona State University Watts College of Public Solutions, Community Resources and Development (Local and Native Economies), a Master’s Degree in Administration (Public Administration) from Central Michigan University, and a Bachelor’s Degree in Public Administration/Economics from Western Michigan University. He is a Tribal citizen of the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, Gun Lake Tribe in Michigan.

Andrew Varga joined our board of directors on November 25, 2024, and has served as a consultant to our company since April 2023. Since June 2015, Mr. Varga has been the founder and principal of AV Train Consulting, a strategy and marketing consulting firm primarily serving the pizza, wine and bourbon industries. From July 2013 to February 2015, Mr. Varga was the President of Zimmerman Advertising, an advertising firm. From September 2009 to July 2013, Mr. Varga served as Senior Vice President and Chief Marketing Officer of Papa John’s International, Inc. (Nasdaq: PZZA). From January 1988 to September 2009, Mr. Varga held various executive positions with Brown-Forman Corporation (NYSE: BF-A; BF-B), a company engaged in the production and distribution of alcoholic beverages, including Jack Daniel’s Tennessee Whiskey and its associated brand extensions, Woodford Reserve and Old Forester. Mr. Varga was responsible for the company’s Wines and Spirits portfolio in the North American Region, Mr. Varga was Senior Vice President/Managing Director, Wines Marketing, with global responsibility for the wine portfolio, Vice President/Director of Corporate Strategy, leading Brown-Forman’s strategic planning process and reporting to the company’s Chairman and Chief Executive Officer, and various positions of increasing responsibility for Brown-Forman, including Brand Director for Korbel Champagne. While at Brown-Forman, he helped launch the Woodford Reserve and Old Forester brands. Mr. Varga received a BBA degree from the University of Kentucky and an M.B.A. degree from Queens College.

Jeffrey Wensel, M.D., Ph.D. has been a director of our company since 2017. Dr. Wensel is a practicing neuroradiologist and inventor with multiple patents to his name since 1995. Dr. Wensel’s fascination with distillation and spirits began years before his medical education. He earned his medical degree from the University of Iowa in 1990. Dr. Wensel completed his residency at the University of Arizona and his Neuroradiology Fellowship at the UCLA Medical Center in Los Angeles. For more than the past five years, Dr. Wensel has engaged in the private practice in radiology in Eugene, Oregon and has consulted for other doctors around the U.S. Dr. Wensel is fluent in a Spanish and has functioning knowledge of nine other languages. He is active in our Eugene operations and is focused on leading our efforts around rum production.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.      any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.      any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.      being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.      being found by a court of competent jurisdiction in a civil action, the SEC or the CFTC to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.      being the subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.      being the subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Composition and Structure; Director Independence

Our business and affairs are managed under the direction of our board of directors, which consists of eight members. In accordance with the terms of our second amended and restated certificate of incorporation, as amended, and amended and restated bylaws, our board of directors are divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class are eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Set forth below is information regarding the membership of each class of directors, effective as of the closing of this offering.

Director:	Initial Term Expires:
Class I Directors: Justin Stiefel Troy Alstead Eric S. Trevan, Ph.D.	At the 2027 annual meeting of stockholders
Class II Directors: Jennifer Stiefel Andrew Varga Matthew J. Swann	At the 2026 annual meeting of stockholders
Class III Directors: Jeffrey Wensel, M.D., Ph.D. Christopher (Toby) Smith	At the 2028 annual meeting of stockholders

While we do not have a stand-alone diversity policy, in considering whether to recommend any director nominee, including candidates recommended by stockholders, we believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant mix of experience, knowledge and abilities that will allow our board of directors to fulfill its responsibilities. As set forth in our corporate governance guidelines, when considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Our board of directors expects a culture of ethical business conduct. Our board of directors encourages each member to conduct a self-review to determine if he or she is providing an effective service to our company and our stockholders. Should it be determined that a member of our board of directors is unable to effectively act in the best interests of our stockholders, such member would be encouraged to resign.

Board Leadership Structure

Our amended and restated bylaws and our corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure is in the best interests of our company. Justin Stiefel currently serves as our Chief Executive Officer and Chairman of the Board.

As Chairman of the Board, Mr. Stiefel’s key responsibilities include facilitating communication between our board of directors and management, assessing management’s performance, managing board members, preparation of the agenda for each board meeting, acting as chair of board meetings and meetings of our company’s stockholders and managing relations with stockholders, other stakeholders and the public.

We will continue to take steps to ensure that adequate structures and processes are in place to permit our board of directors to function independently of management. The directors are able to request at any time a meeting restricted to independent directors for the purpose of discussing matters independently of management and are encouraged to do so should they feel that such a meeting is required. Further, at the conclusion of each regular or special meeting of the board of directors, the Chairman inquires of the Lead Director and/or the independent members of the Board if they wish to meet in executive session. Minutes of the executive session are taken by the Lead Director and filed with the minutes of our company but sealed unless corporate action is taken.

Committees of our Board of Directors

The standing committees of our board of directors consist of an audit committee, a compensation committee, a nominating and corporate governance committee and a technology and cryptocurrency committee. Each of the committees reports to our board of directors as they deem appropriate and as our board may request. Each of the first three committees listed above has a committee charter setting out the mandate of such committee, including the responsibilities of the chair of such committees.

The composition, duties and responsibilities of these committees are set forth below.

Audit Committee

The audit committee is responsible for, among other matters:

•        appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them;

•        overseeing our independent registered public accounting firm’s qualifications, independence and performance;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•        reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and

•        reviewing and approving related person transactions.

Our audit committee consists of three of our directors, Messrs. Alstead, Smith and Dr. Trevan, each of whom meets the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 under the Exchange Act and the Nasdaq rules. Mr. Alstead serves as chairman of our audit committee. Our board of directors has determined that Mr. Alstead qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K under the Securities Act. Our board of directors has adopted a written charter for the audit committee, which is available on our corporate website at www.HeritageDistilling.com. The information on our website is not part of this prospectus.

Compensation Committee

The compensation committee is responsible for, among other matters:

•        reviewing key employee compensation goals, policies, plans and programs;

•        reviewing and approving the compensation of our directors, chief executive officer and other executive officers;

•        producing an annual report on executive compensation in accordance with the rules and regulations promulgated by the SEC;

•        reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

•        administering our stock plans and other incentive compensation plans.

Our compensation committee consists of three of our directors, Dr. Trevan, Mr. Swann and Dr. Wensel, each of whom meets the definition of “independent director” under the rules of Nasdaq and the definition of non-employee director under Rule 16b-3 promulgated under the Exchange Act. Dr. Trevan serves as chairman of our compensation committee. Our board of directors has adopted a written charter for the compensation committee, which is available on our corporate website at www.HeritageDistilling.com. The information on our website is not part of this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other matters:

•        determining the qualifications, qualities, skills and other expertise required to be a director and developing and recommending to the board for its approval criteria to be considered in selecting nominees for director;

•        identifying and screening individuals qualified to become members of our board of directors, consistent with criteria approved by the Committee and our board of directors;

•        overseeing the organization of our board of directors to ensure that the duties and responsibilities of the board are discharged properly and efficiently;

•        reviewing the committee structure of the board of directors and the composition of such committees and recommending directors for appointment to each committee together with recommendations for the Chairs of such committees; and

•        identifying best practices for the board’s discharge of its duties and responsibilities including policies and principles that ensure good governance throughout the enterprise.

Our nominating and corporate governance committee consists of three of our directors, Messrs. Smith, Alstead and Swann, each of whom meets the definition of “independent director” under the rules of Nasdaq. Mr. Smith serves as chairman of our nominating and corporate governance committee. Our board of directors has adopted a written charter for the nominating and corporate governance committee, which is available on our corporate website at www.HeritageDistilling.com. The information on our website is not part of this prospectus.

Technology and Cryptocurrency Committee

Our Technology and Cryptocurrency Committee is responsible for, among other things:

•        evaluating our current use of technology, including security protocols, selection of software and vendors, and safeguarding of data and information;

•        evaluating new technology that may be able to create efficiencies for our processes, improve sales or revenue opportunities, allow us to reach new customers or otherwise improve our overall operations;

•        monitoring our Cryptocurrency Treasury Reserve Policy related to accepting, acquiring, holding, using and disposing of such cryptocurrency and other developments related to such policy;

•        create recommendations for our use of AI in our processes to advance the business; and

•        develop new strategies for us to grow the enterprise as new technological opportunities arise.

Our technology and cryptocurrency committee consists of four of our directors, Messrs. Swann and Dr. Trevan, each of whom meets the definition of “independent director” under the rules of Nasdaq and Mr. Varga and Mr. Stiefel. Mr. Swann serves as chairman of our technology and cryptocurrency committee. Our board of directors intends to adopt a written charter for the technology and cryptocurrency committee.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of another entity that had one or more of its executive officers serving as a member of our board of directors or compensation committee. None of our compensation committee members, when appointed, will have at any time been one of our officers or employees.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate.

Director Term Limits

Our board of directors has not adopted policies imposing an arbitrary term or retirement age limit in connection with individuals serving as directors as it does not believe that such a limit is in the best interests of our company. Our nominating and corporate governance committee will annually review the composition of our board of directors, and its collective and individual performance. Our board of directors will strive to achieve a balance between the desirability of its members having a depth of relevant experience, on the one hand, and the need for renewal and new perspectives, on the other hand.

Diversity Policy

Our board of directors is committed to nominating the best individuals to fill director and executive roles. Our board has not adopted policies relating to the identification and nomination of diverse directors and executives as it does not believe that it is necessary in the case of our company to have such written policies at this time. Our board of directors believes that diversity is important to ensure that board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. We have not adopted a target regarding diverse candidates on our board or in executive officer positions as our board believes that such arbitrary targets are not appropriate for our company. We currently have one female director on our board, one Native American director and three women holding an executive position within our company.

Risk Oversight

Our board of directors oversees the risk management activities designed and implemented by our management. Our board of directors executes its oversight responsibility for risk management both directly and through its committees. The full board of directors also considers specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our board of directors regularly receives detailed reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our board of directors has delegated to the audit committee the principal oversight of our risk management process. Our other board committees, however, also consider and address risks and risk management as they perform their respective committee responsibilities. All committees report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise risk.

Code of Ethics

Our board of directors has adopted a Code of Conduct and Business Ethics (the “Code of Ethics”) that applies to all of our employees, contractors, and consultants, including our chief executive officer, (acting) chief financial officer and principal accounting officer. Our Code of Ethics is available on our website at www.HeritageDistilling.com by clicking on “Investors.” If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website at the above address within four business days of such amendment or waiver. The information on our website is not part of this prospectus.

Our board of directors, management and all employees of our company are committed to implementing and adhering to the Code of Ethics. Therefore, it is up to each individual to comply with and follow the Code of Ethics. If an individual is concerned that there has been a violation of the Code of Ethics, he or she will be able to report in good faith to his or her superior. While a record of such reports will be kept confidential by our company for the purposes of investigation, the report may be made anonymously and no individual making such a report will be subject to any form of retribution.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to any individual who served as chief executive officer at any time during the year ended December 31, 2024 and each other person who was serving as an executive officer of our company at the end of such year whose total compensation exceeded $100,000. These individuals are referred to in this prospectus as the “named executive officers”. For each executive officer who also served as a director of our private company, we have included in such compensation: any compensation earned as stock awards: and deferred and accrued cash fees for service as a director.

Name and Principal Position	Year	Salary(1)	Bonus(1)	Stock Awards(2)	All Other Compensation(3)	Total
Justin Stiefel	2024	$135,160	—	$168,000	$9,167	$312,327
Chief Executive Officer; Treasurer	2023	98,653	—	—	10,000	108,653
Jennifer Stiefel	2024	139,367	—	168,000	9,167	316,534
President; Secretary	2023	97,962	—	—	10,000	107,962
Michael Carrosino(4)	2024	210,674	—	—	—	210,674
Executive Vice President, Finance; Chief Financial Officer	2023	35,464	—	—	—	35,464
Beth Marker	2024	175,639	—	6,000	—	181,639
SVP Retail Operations	2023	84,917	—	—	—	84,917
Danielle Perkins	2024	163,215	—	10,000	—	173,215
SVP Wholesale	2023	150,831	—	—	—	150,831

____________

(1)      Does not include deferred compensation from 2023 and 2024 that was paid in 2025, as follows:

•        $63,076 to Justin Stiefel;

•        $63,076 to Jennifer Stiefel;

•        $107,395 to Michael Carrosino;

•        $4,000 to Beth Marker;

•        $46,876 to Danielle Perkins.

(2)      Represents the aggregate grant date fair value of restricted stock units granted to the executive officer during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. These amounts do not reflect the actual value that will eventually be realized by the executive officer at the time the award becomes vested.

(3)      Other compensation consisted of deferred compensation payable for service as a director. Fees were paid out following the closing of our November 2024 initial public offering. Since the closing of our initial public offering, employee directors are no longer eligible to receive additional compensation for service on the board.

(4)      Michael Carrosino became our Executive Vice President of Finance and Acting Chief Financial Officer in June 2023 and became our Chief Financial Officer in November 2024.

Employment Agreements

On October 1, 2025, we entered into 18-month employment agreements with Justin Stiefel, our Chief Executive Officer, Jennifer Stiefel, our President, and Michael Carrosino, our Executive Vice President and Chief Financial Officer. The following is a summary of the compensation arrangements set forth in each of such employment agreements.

Executive	Title	Annual Base Salary	Initial Restricted Stock Unit Grant in Shares
Justin Stiefel	Chairman and Chief Executive Officer	$195,000	3,500,000
Jennifer Stiefel	President	175,000	500,000
Michael Carrosino	Executive Vice President and Chief Financial Officer	260,000	250,000

In recognition of the effort put into identifying, negotiating and completing our recent private placement of our Pre-Funded Warrants and the fundamental change in our liquidity such offering provided, and as an incentive to continue employment with us, pursuant to his employment agreement, we granted to Mr. Stiefel a restricted stock unit award of 3,500,000 shares of common stock. As an incentive to continue employment with us pursuant to her employment agreement, we granted to Ms. Stiefel a restricted stock unit award of 500,000 shares of common stock. Under those agreements, such restricted stock unit awards will vest monthly over an 18-month period.

Pursuant to his employment agreement, we granted to Mr. Carrosino a restricted stock unit award of 250,000 shares of common stock, of which 50,000 shares were vested on the date of grant and 200,000 shares will vest monthly over the 18-month term of his employment agreement. Under Mr. Carrosino’s original 2023 offer letter, Mr. Carrosino was to be issued $1 million in incentive stock awards upon our successful completion of our initial public offering of common stock (which we completed in November 2024) and a successful follow-on financing (which we completed in August 2025). Pursuant to his employment agreement, the grant of the restricted stock unit award for 200,000 shares will be credited toward the $1 million in total equity awards due to Mr. Carrosino. The remainder of the grants and their structure will be determined by the Compensation Committee of our Board prior to the end of 2025.

Pursuant to the employment agreements, each of Mr. Stiefel, Ms. Stiefel and Mr. Carrosino is also eligible to participate in any bonus and/or equity award plan that we maintain for our executive officers. In addition, each of Mr. Stiefel and Ms. Stiefel is entitled to an automobile allowance of $950 per month during the term of his or her employment agreement. Under their respective employment agreements, we also have agreed to transfer to Mr. Stiefel or his estate life insurance policies on the life of Mr. Stiefel with aggregate death benefits of $25,000,000 currently owned by us and to Ms. Stiefel or her estate life insurance policies on the life of Ms. Stiefel with aggregate death benefits of $10,650,000 currently owned by us, and to continue to pay the premiums on such life insurance policies during such executive’s continued employment with our company and for a period of 12 months following termination of employment.

Under each of the employment agreements, the executive will be entitled to severance in the event we terminate his or her employment without Cause (as defined in the employment agreement), the executive resigns his or her employment for Good Reason (as defined in the employment agreement), or he or she is terminated as a result of death or disability. The severance amount for each executive would be (i) his or her pro rata base salary through the date of termination, (ii) any earned but unpaid bonus awards, (iii) the vesting of any unvested restricted stock units, subject in the case of termination for any reason other than death or disability to the satisfaction of any performance-based vesting conditions, and (iv) a severance amount equal to 12 months’ base salary (or three months if such termination is due to disability).

In relation to each such executive’s employment agreement, each executive also executed our standard employee agreements containing customary confidentiality restrictions and work-product provisions, as well as customary non-competition covenants and non-solicitation covenants with respect to our employees, consultants and customers.

Equity Compensation Plan Information

The following table provides information as of October 13, 2025, regarding our compensation plans under which equity securities are authorized for issuance:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
2019 Equity compensation plan approved by security holders	2,413	$157.89	8,648
2024 Equity compensation plan approved by security holders	—	—	29,972,500
Total	2,413	$157.89	29,981,148

Equity Incentive Plans

2019 Equity Incentive Plan

On April 25, 2019, our board of directors adopted our 2019 Equity Incentive Plan (the “2019 Plan”) to provide an additional means to attract, motivate, retain and reward selected employees and other eligible persons. Our stockholders approved the plan on or about April 25, 2019. Employees, officers, directors and consultants that provided services to us or one of our subsidiaries were eligible to receive awards under the 2019 Plan. Awards under the 2019 Plan were issuable in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units and other forms of awards including cash awards.

As of October 13, 2025, stock grants of an aggregate of 245,439 restricted stock units and 2,413 options had been made under the 2019 Plan, and 8,648 shares authorized under the 2019 Plan remained available for award purposes.

Our board of directors may amend or terminate the 2019 Plan at any time. Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. The 2019 Plan is not exclusive — our board of directors and the Compensation Committee of the board may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The 2019 Plan will terminate on April 25, 2029. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options under the 2019 Plan is seven years after the initial date of the award, unless the options were granted to a stockholder holding stock with more than ten percent of the total combined voting power of all classes of stock of the Company, in which case the maximum term will be five years.

2024 Equity Incentive Plan

In November 2024, our board of directors adopted and our stockholders approved our 2024 Equity Incentive Plan (the “2024 Plan”).

Purpose.    The purpose of our 2024 Plan is to encourage and enable our officers, employees, directors and other key persons (including consultants and prospective employees) upon whose judgment, initiative and efforts we largely depend for the successful conduct of our business to acquire a proprietary interest in our company.

Eligibility.    Participants in our 2024 Plan may include full or part-time officers, employees, directors and key persons (including advisors and consultants) of our company who are selected to receive awards from time to time by the administrator in its sole discretion.

Administration.    Our 2024 Plan is administered by our compensation committee, or, if at any time our compensation committee is not in existence, our board of directors. In addition, to the extent applicable law permits, our board of directors may delegate any of its authority under our 2024 Plan to another committee or one or more officers, and our compensation committee may delegate any of its authority hereunder to one or more officers, except that no such delegation is permitted with respect to awards made to individuals who are subject to Section 16 of the Exchange Act unless the delegation is to another committee consisting entirely of “nonemployee directors” within the meaning of Rule 16b-3 of the Exchange Act. Subject to the provisions of our 2024 Plan, the administrator has the power to administer the plan, including but not limited to, the power to select the eligible officers, employees, directors, and key employees to whom awards are granted; to determine the number of shares to be covered by each award; to determine the terms and conditions of any award; and to amend any outstanding award.

Authorized Shares.    As of October 13, 2025, an aggregate of 35,000,000 shares of common stock were authorized for issuance under the 2024 Plan. All authorized shares may be issued as described below under Types of Awards. The shares available for issuance may be authorized but unissued shares or shares reacquired by us and held in its treasury. The share reserve under our 2024 Plan is depleted by the maximum number of shares, if any, that may be issuable under an award as determined at the time of grant. However, awards that may only be settled in cash (determined at the time of grant) do not deplete the share reserve. Through October 13, 2025, 5,027,500 of the shares of common stock authorized under our 2024 Plan were awarded to our employees, directors and certain consultants in the form of RSUs, leaving 29,972,500 shares available for future grant.

If (i) an award lapses, expires, terminates or is cancelled without the issuance of shares, (ii) it is determined during or at the conclusion of the term of an award that all or some portion of the shares with respect to which the award was granted will not be issuable on the basis that the conditions for such issuance will not be satisfied, (iii) shares are forfeited under an award, (iv) shares are issued under any award and we subsequently reacquire them pursuant to rights reserved upon the issuance, (v) an award or a portion thereof is settled in cash, or shares are withheld by us in payment of the exercise price or withholding taxes of an award, then such shares will be recredited to the reserve and may again be used for new awards. However, shares recredited to reserve pursuant to clause (iv) in the preceding sentence may be subject to further restrictions as called for in the 2024 Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards shall not count against the overall share limit in the 2024 Plan.

Adjustments to Shares.    If, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in our capital stock, the outstanding shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of our company, or additional shares or new or different shares or other securities of our company or other non-cash assets are distributed with respect to such shares or other securities, or, if, as a result of any merger, consolidation or sale of all or substantially all of our assets, the outstanding shares are converted into or exchanged for a different number or kind of securities of our company or any successor entity (or a parent or subsidiary thereof), the administrator will make an appropriate or proportionate adjustment if allowed or required in (i) the maximum number of shares reserved for issuance under our 2024 Plan; (ii) the number and kind of shares or other securities subject to any then outstanding awards under our 2024 Plan; and (iii) the exercise price for each share subject to any then outstanding stock options. If required, the administrator also may adjust the number of shares subject to outstanding awards and the exercise price and the terms of outstanding awards to take into consideration material changes in accounting practices or principles, extraordinary dividends, acquisitions or dispositions of stock or property or any other event if it is determined by the administrator that such adjustment is appropriate to avoid distortion in the operation of our 2024 Plan, subject to the limitations described in our 2024 Plan.

Effect of a Sale Event.    Unless otherwise provided in an award or other agreement, upon a “sale event,” if the successor or surviving corporation (or parent thereof) so agrees, then, without the consent of any holder of an award (or other person with rights in an award), some or all outstanding awards may be assumed, or replaced with the same type of award with similar terms and conditions, subject to adjustments described in our 2024 Plan, by the successor or surviving corporation (or parent thereof) in the sale event. A “sale event” is generally defined for this purpose as (i) any person becoming the beneficial owner of 50% or more of the combined voting power of our then-outstanding securities (subject to exceptions and other limitations described in our 2024 Plan), (ii) our stockholders approving a plan of complete liquidation or dissolution of our company, (iii) the consummation of (a) an agreement for the sale or disposition of all or substantially all of our assets (other than to certain excluded persons), (b) a merger, consolidation or reorganization of our company with or involving any other corporation (subject to specified exceptions), or (iv) a change in the majority of our board of directors that is not approved by a supermajority of the existing board. More detailed descriptions and additional information on limitations relating to each of these sale events is in our 2024 Plan.

If, after a sale event in which the awards are assumed or replaced, the award holder experiences a termination event as a result of a termination of service without cause, due to death or disability, or as a result of a resignation for good reason, in each case within 24 months after a sale event, then the award holder’s awards will be vested in full or deemed earned in full (assuming target performance, if applicable).

To the extent the awards are not assumed or replaced in the sale event, then, (i) each option will become immediately and fully vested and, unless the administrator determines otherwise, will be canceled on the sale event in exchange for a cash payment equal to the excess of the price paid in the sale event over the exercise price of the option as may be required in the Plan, and all options with an exercise price lower than the price paid in the sale event will be canceled for no consideration, (ii) restricted stock and restricted stock units (not subject to performance goals) will be vested in full and settled, along with any accompanying dividend equivalent units, and (iii) all awards subject to performance goals with outstanding performance periods will be canceled in exchange for a cash payment equal to the amount that would have been due under the award if performance had been satisfied at the better of target or the performance trend through the sale event.

Solely with respect to awards granted on and after the approval of the 2024 Plan, and except as otherwise expressly provided in any agreement with an award holder, if the receipt of any payment by an award holder under the circumstances described above would result in the payment by the award holder of any excise tax provided for in Section 280G and Section 4999 of the Code, then the amount of such payment shall be reduced to the extent required to prevent the imposition of such excise tax.

Limit on Director Awards.    The maximum value of awards granted during a single fiscal year to any non-employee director, taken together with any cash fees paid during the fiscal year to the non-employee director in respect of the director’s service as a member of our board of directors during such year (including service as a member or chair of any committees of the board), shall be established by the administrator for any calendar year, although our board of directors may, in its discretion, make exceptions to any such limits in extraordinary circumstances.

Types of Awards.    Awards under our 2024 Plan may consist of incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards, restricted stock units, stock appreciation rights or any combination of those awards, or other legal instruments, securities or awards approved by the Compensation Committee of our board of directors. Some provisions of our 2024 Plan relating to these award types are summarized below.

Stock Options.    A stock option is an award entitling the recipient to acquire shares, at such exercise price as determined by the administrator (which may not be lower than the fair market value of the underlying shares on the date of grant) and subject to such restrictions and conditions as the administrator may determine at the time of grant. Conditions may be based on continuing employment (or other service relationships) and/or achievement of pre-established performance goals and objectives. Stock options granted under our 2024 Plan may be either non-qualified stock options or incentive stock options. Incentive stock options may be granted only to our employees or employees of our subsidiaries and must meet certain requirements specified in our 2024 Plan and the Code. Stock options will become exercisable at such time or times as determined by the administrator at or after the grant date and set forth in the stock option agreement. The administrator may at any time accelerate the exercisability of all or any portion of any stock option.

Restricted Stock.    A restricted stock award is a grant (or sale, at such purchase price as determined by the administrator) of shares that are subject to such restrictions and conditions as the administrator may determine at the time of grant. Conditions may be based on continuing employment (or other service relationships) or achievement of pre-established performance goals and objectives. The terms and conditions of each such agreement shall be determined by the administrator.

Unrestricted Stock.    The administrator may grant (or sell at par value or such higher purchase price determined by the administrator) unrestricted shares, in respect of past services, in exchange for cancellation of a compensation right, as a bonus, or any other valid consideration, or in lieu of any cash compensation due to such individual.

Restricted Stock Units and Dividend Equivalent Units.    The administrator may grant restricted stock units representing the right to receive a future payment of cash, the amount of which is determined by reference to our shares, shares or a combination of cash and shares. The administrator will determine all terms and conditions of an award of restricted stock units, including but not limited to the number granted, in what form they will be settled, whether performance goals must be achieved for the restricted stock units to be earned, the length of any vesting or performance period and the date of payment, and whether the grant will include dividend equivalent units. The administrator will determine all terms and conditions of an award of dividend equivalent units, including whether payment will be made in cash or shares. However, no dividend equivalent units may be paid for restricted stock units not earned or that do not become vested.

Stock Appreciation Rights.    A stock appreciation right entitles a participant (or other individual entitled to exercise the stock appreciation right) to receive from us upon exercise of the exercisable portion of the stock appreciation right an amount determined by multiplying the excess, if any, of the awarded fair market value or fair grant value, as applicable, of one share of common stock on the date of exercise over the exercise price of the stock appreciation right by the number of shares with respect to which the stock appreciation right is exercised, subject to any limitations of the 2024 Plan or that the administrator may impose. A stock appreciation right may be payable in cash, shares of common stock valued at fair market value or a combination of the two, as the administrator may determine or provide in the award agreement. The administrator will establish each options and stock appreciation right’s exercise price per share and shall specify the exercise price in the award agreement. Unless otherwise determined by the administrator, the exercise price will not be less than 100% of the awarded fair market value or fair grant value, as applicable, of one share on the grant date of the option or stock appreciation right. In no event shall the option price per share of any option be less than par value per share of our common stock.

Termination of Employment or Service.    Except as otherwise provided in any award agreement or an award holder’s employment offer letter, severance letter or services agreement, or as determined by administrator at the time of the award holder’s termination of employment or service:

•        If the termination is for cause, the award holder will forfeit all outstanding awards immediately upon termination and will not be permitted to exercise any stock options following termination.

•        If the termination is due to the award holder’s death or disability (when the award holder could not have been terminated for cause), the award holder will forfeit the unvested portion of any award, and any vested stock options will remain exercisable until the earlier of the original stock option expiration date or 12 months from the date of termination, subject to calculating the triggering event that begins the tacking period as called for in the 2024 Plan.

•        If the termination was for any reason other than cause, death or disability (when the award holder could not have been terminated for cause), the award holder will forfeit the unvested portion of any award, and any vested stock options will remain exercisable until the earlier of the original stock option expiration date or three months from the date of termination, subject to certain restriction in the 2024 Plan.

Term of Plan and Plan Amendments.    Our 2024 Plan will continue until all shares reserved for issuance under it are issued, or, if earlier, until the administrator terminates it as described below. No incentive stock options may be granted after the ten (10) year anniversary of the date of stockholder approval of our 2024 Plan unless the stockholders have approved an extension.

Our board of directors may, at any time, amend, terminate or discontinue our 2024 Plan, except that our stockholders must approve any amendment to the extent approval is required by Section 16 of the Exchange Act, the Code, the listing requirements of any principal securities exchange or market on which our shares are then traded or any other applicable law. In addition, stockholders must approve any amendment to our 2024 Plan that would materially increase the number of shares reserved (except as permitted by the adjustment provisions of our 2024 Plan) or that would diminish the protections afforded by the anti-repricing provisions of our 2024 Plan.

Any termination of our 2024 Plan will not affect the authority of our board of directors and the administrator to administer outstanding awards or affect the rights of award holders with respect to awards previously granted to them.

Award Amendments, Cancellation and Disgorgement.    Subject to the anti-repricing and other requirements of our 2024 Plan, the administrator may modify, amend or cancel any award. However, except as otherwise provided in our 2024 Plan or an award agreement, the consent of the award holder is required for any amendment that materially diminishes the holder’s rights under the award. Our 2024 Plan includes exceptions to the consent requirement for actions necessary to comply with applicable law or the listing requirements of securities exchanges, to preserve favorable accounting or tax treatment of any award for our company or to the extent the administrator determines that an action does not materially and adversely affect the value of the award or is in the best interest of the affected award holder or any other person who has an interest in the award.

The administrator has full power and authority to terminate or cause an award holder to forfeit an award, and require an award holder to disgorge to us, any gains attributable to the award, if the award holder engages in any action constituting, as determined by the administrator in its discretion, cause for termination, or a breach of any award agreement or any other agreement between the award holder and us or one of our affiliates concerning noncompetition, non-solicitation, confidentiality, trade secrets, intellectual property, non-disparagement or similar obligations. In addition, any awards granted pursuant to our 2024 Plan, and any shares issued or cash paid pursuant to an award, will be subject to any recoupment or claw-back policy that is adopted by us from time to time, or any recoupment or similar requirement otherwise made applicable to us by law, regulation or listing standards.

Repricing and Backdating Prohibited.    Notwithstanding anything in our 2024 Plan to the contrary, and except for the adjustments provided for in our 2024 Plan, neither the administrator nor any other person may (i) amend the terms of outstanding stock options to reduce the exercise or grant price of such outstanding stock options; (ii) cancel outstanding stock options in exchange for stock options with an exercise or grant price that is less than the exercise or grant price of the original stock options; or (iii) cancel outstanding stock options with an exercise or grant price above the current fair market value of a share in exchange for cash or other securities. In addition, the administrator may not make a grant of a stock option with a grant date that is effective prior to the date the administrator takes action to approve the award.

Incentive Plan Awards

We did not make any stock option grants or other equity awards to our executive officers during the year ended December 31, 2024. In May 2025, the Board made awards of 2,527,500 RSUs and 2,472,500 shares remain authorized under the 2024 Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding equity awards to our named executive officers as of December 31, 2024.

	Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have not Vested(1)	Market Value of Shares or Units of Stock that have not Vested(2)
Justin Stiefel
Restricted Stock Unit Award	—	—	—	42,000	$168,000
Jennifer Stiefel
Restricted Stock Unit Award	—	—	—	42,000	$168,000
Beth Marker
Restricted Stock Unit Award	—	—	—	1,500	$6,000
Danielle Perkins
Restricted Stock Unit Award	—	—	—	2,500	$10,000

____________

(1)      All Restricted Stock Unit Awards are “double trigger” and both a service-based component and a liquidity-event component (including applicable lock-up periods) must be satisfied prior to an award being settled. The liquidity-event component of these Restricted Stock Unit Awards consists of (a) a Change of Control (as defined in the related Restricted Stock Unit Award), (b) the expiration of any lock-up in connection with an IPO (as defined in the related Restricted Stock Unit Award), (c) the Sale of a Heritage Brand (as defined in the related Restricted Stock Unit Award) or the sale of any Heritage subsidiary, or any entity in which we have an ownership stake of no less than 10%; or upon our receipt of a third-party valuation or outside investment valuing our company as a whole or any subsidiary at $200 million or more.

(2)      The value reflected is based upon the fair grant value of $4.00 per share.

DIRECTOR COMPENSATION

General

The following discussion describes the significant elements of the expected compensation program for members of the board of directors and its committees. The compensation of our directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our shareholders. Directors who are also executive officers (each, an “Excluded Director”) are not entitled to receive any compensation for his or her service as a director, committee member or Chair of our board of directors or of any committee of our board of directors.

Director Compensation

We have accrued, but never paid, a cash retainer to directors for their service on the Board. Independent directors who served in 2024 agreed to defer cash compensation until after our November 2024 initial public offering. Independent directors earned $10,000 per year in cash compensation for services rendered in 2023 and 2024, calculated pro rata if a full year was not served.

The following table sets forth the aggregate non-employee director compensation earned for services for the year ended December 31, 2024 (excluding compensation to our executive officers set forth in the summary compensation table above). Directors Wensel, Baumann, Trevan, Alstead, and Varga agreed to defer receipt of their fees until 2025.

Name	Fees Earned or Paid in Cash(1)	Stock Awards	All Other Compensation	Total ($)
Jeffrey Wensel, M.D., Ph.D.	$10,000	$96,000	$—	$106,000
Laura Baumann(2)	1,667	—	—	1,667
Eric S. Trevan, Ph.D.	10,000	8,000	—	18,000
Christopher (Toby) Smith	10,000	8,000	—	18,000
Troy Alstead(3)	833	—	—	833
Andrew Varga(3)	833	—	—	833
Total:	$33,333	$112,000	$—	$145,333

____________

(1)      Represents cash fees payable to the members of our board of directors for the year ended December 31, 2024, which amounts were deferred to, and paid in, 2025.

(2)      Ms. Baumann resigned from our board of directors in February 2024.

(3)      Mr. Alstead and Mr. Varga were appointed to our board of directors at the closing of our November 2024 initial public offering and the fees shown in the table above represents fees for December 2024.

Cash Compensation.    Under a new director compensation program adopted in connection with our November 2024 initial public offering, we pay each non-employee director a cash fee, payable quarterly, of $40,000 per year for service on our board of directors.

Committee Fees.    If a non-employee director is designated to participate on a committee of our board of directors as either a chairperson or non-chairperson member, such director is entitled to compensation in addition to the quarterly cash fee in accordance with the following table:

	Chair	Member
Audit Committee	$5,000/qtr	$2,500/qtr
Compensation Committee	$5,000/qtr	$2,500/qtr
Nominating and Governance Committee	$5,000/qtr	$2,500/qtr
Technology and Cryptocurrency Committee	$5,000/qtr	$2,500/qtr

Directors serving as chair of a committee only earn the fee associated with their work as Chair; they are not eligible to earn both the Chair fee and the Member fee for their work on the same committee.

Equity Awards:

•        One-Time Initial RSU Award.    Each newly appointed non-employee director receives a one-time initial restricted stock unit (“RSU”) award for shares of our common stock, which shares vest in arrears in two equal tranches on the first and second anniversaries of service on our Board. The amount of awards is set by the Compensation Committee.

•        One-Time Initial Stock Option Grant (optional).    In addition to the one-time initial RSU Award, each non-employee director shall also be eligible to receive a one-time initial grant of stock options, each in an amount designated by the Compensation Committee of our board of directors, from any equity compensation plan approved by the Compensation Committee of our Board.

•        Annual Grant Eligibility.    The Compensation Committee, pursuant to the 2024 Plan, shall develop the award type, eligibility amount, and vesting schedule of awards to be granted to non-employee directors on an annual basis for continued service, concurrent with the annual stockholder meeting.

•        Retaining Awards.    Directors who receive such awards for their service on the board will be entitled to keep the vested grants for the year pro rata up to the date of a “qualified event”. A “qualified event” includes (i) death, (ii) incapacitation from which the director is not likely to return, (iii) removal other than for cause, (iv) resignation, (v) voluntarily electing not to stand for re-election, or (vi) not being nominated for election to the board for an additional term. In the case of (v) and (vi), the last date shall be the date on which the new director’s term begins.

Reimbursement.    In addition to such compensation, we will reimburse each non-employee director for all preapproved expenses within 30 days of receiving satisfactory written documentation setting out the expense actually incurred by such director. These include reasonable transportation and lodging costs incurred for attendance at any meeting of our board of directors.

Additionally, on April 1, 2023, we entered into a consulting agreement with AV Train Consulting, LLC (“AV Train”), an entity wholly owned by Andrew Varga, a director, pursuant to which Mr. Varga agreed to act as our Acting Chief Revenue Officer and provide other related sales, marketing and strategic planning services. In exchange for the provision of such services, we paid AV Train an amount equal to $12,500 per month. The consulting agreement was entered into on a month-to-month basis.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 13, 2025 by:

•        each person known by us to be a beneficial owner of more than 5% of our outstanding common stock;

•        each of our directors and director nominees;

•        each of our named executive officers; and

•        all directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported based on regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after October 13, 2025. More than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. We are not aware of any of our stockholders that, as of October 13, 2025, beneficially owned more than 5% of our common stock.

In the table below, the beneficial ownership percentage of our common stock is based upon 183,483,092 shares of common stock outstanding as of October 13, 2025. Unless otherwise noted below, the address of the persons listed on the table is c/o Heritage Distilling Holding Company, Inc., 9668 Bujacich Road, Gig Harbor, Washington 98332.

Name of Beneficial Owner	Shares Beneficially Owned
	Amount and Nature of Beneficial Ownership		Percentage of Class (%)(1)
Named Executive Officers and Directors
Justin Stiefel	3,635,536	(2)	1.98%
Jennifer Stiefel	330,283	(3)	*
Michael Carrosino	424,937		*
Beth Marker	106,059		*
Danielle Perkins	112,922		*
Troy Alstead	115,070	(4)	*
Christopher (Toby) Smith	104,500		*
Matthew J. Swann	119,065	(5)	*
Eric S. Trevan, Ph.D.	107,394		*
Andrew Varga	454,500	(6)	*
Jeffrey Wensel, M.D., Ph.D.	151,443		*
Executive Officers and Directors as a Group (11 persons)	5,661,709		3.09%

____________

*        less than 1%

(1)      The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our capital stock outstanding. To calculate a stockholder’s percentage of beneficial ownership, we include in the denominator the common stock outstanding and in the numerator all shares of our common stock issuable to that person in the event of the exercise of outstanding options and other derivative securities owned by that person that are exercisable or will come into existence within 60 days of October 13, 2025. Common stock options and derivative securities held by other stockholders are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ. Unless we have indicated otherwise, each person named in the table has sole voting power and sole investment power for the shares listed opposite such person’s name.

(2)      Represents 324,184 shares of common stock, 1,737 shares of common stock held in Mr. Stiefel’s IRA account, and 3,309,615 shares of common stock held by Constantine IHSV, LLC, of which Mr. Stiefel is the managing member. Mr. Stiefel disclaims beneficial ownership of the shares held by Ms. Stiefel.

(3)      Represents 330,023 shares of common stock and 260 shares of common stock held in Ms. Stiefel’s IRA account. Ms. Stiefel disclaims beneficial ownership of the shares held by Mr. Stiefel.

(4)      Represents 114,500 shares of common stock and 570 shares of common stock issuable upon the exercise of options that may be exercised within 60 days of October 13, 2025.

(5)      Represents 118,495 shares of common stock and 570 shares of common stock issuable upon the exercise of options that may be exercised within 60 days of October 13, 2025.

(6)      Represents 154,500 shares of common stock and 300,000 shares of common stock held in Mr. Varga’s IRA account.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Approval of Related Party Transactions

A “related party transaction” is any actual or proposed transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, including those involving indebtedness not in the ordinary course of business, to which we or our subsidiaries were or are a party, or in which we or our subsidiaries were or are a participant, in which the amount involved exceeded or exceeds the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any related party had or will have a direct or indirect material interest. A “related party” includes:

•        any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•        any person who beneficially owns more than 5% of our common stock;

•        any immediate family member of any of the foregoing; or

•        any entity in which any of the foregoing is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

In November 2024, our board of directors adopted a written related-party transactions policy. Pursuant to this policy, the Audit Committee of our board of directors reviews all material facts of all related-party transactions and either approves or disapproves entry into the related-party transaction. In determining whether to approve or disapprove entry into a related-party transaction, our Audit Committee takes into account, among other factors, the following: (i) the benefits of the transaction; (ii) the terms of the transaction; and (iii) whether the transaction would impact the independence of a Related Party, as defined in the policy.

Related Party Transactions

With the exception of the compensation arrangements for our named executive officers and directors, which are describe above, and the transactions set forth below, we were not a party to any related party transactions during the year ended December 31, 2024 or since December 31, 2024, and there are no currently proposed related-party transaction that is under consideration by us.

Transactions with Tiburon Opportunity Fund, L.P. Between April 19, 2022 and November 8, 2022, Tiburon Opportunity Fund, L.P., as well as the general partner of Tiburon Opportunity Fund, L.P. individually (together “Tiburon”), a related party that is a current stockholder of our company that owned more than 10% of our outstanding common stock as of December 31, 2023 and 2022, purchased our unsecured convertible promissory notes in the aggregate principal amount of $6,311,250 that bore interest at the rate of 29% per annum and were to mature on July 31, 2024. In connection with the purchase of such unsecured convertible promissory notes, we issued to Tiburon common stock purchase warrants to purchase up to 311,665 shares of common stock at $7.50 per share. Under the terms of the October 2023 Subscription Exchange Agreement, we amended the exercise price of such warrants (including those of the related party) to a fixed price of $6.00 per share, which fixed the number of shares issuable upon the exercise of such warrants of the related party at 389,583 shares.

Additionally, in March 2023, Tiburon purchased from us an unsecured convertible promissory note in the principal amount of $1,620,000 that bore interest at the rate of 29% per annum and was to mature on July 31, 2024. Between May 1, 2023 and September 30, 2023, Tiburon (as well as the lead investor in Tiburon) purchased from us unsecured convertible promissory notes in the aggregate principal amount of $2,362,500 that bore interest at the rate of 10% per annum and were to mature on July 31, 2024. Between October 1, 2023 and April 17, 2024, Tiburon purchased from us additional unsecured convertible promissory notes in the aggregate principal amount of $3,247,425 ($2,405,500 of principal before exchange into common stock) that bore interest at the rate of 12.5% per annum and were to mature on August 29, 2026. We did not make any payments of principal or interest on the promissory notes issued to Tiburon (or the lead investor in Tiburon). On November 1, 2023, the convertible promissory notes issued to Tiburon (as well as the lead investor in Tiburon) in 2022 and prior to August 29, 2023 were exchanged (contingent upon the consummation of the IPO we completed in November 2024, which contingency is now lifted) for an aggregate of 1,717,559 shares of our common stock. On April 18, 2024, the remaining promissory notes issued to Tiburon (as well as the lead investor in Tiburon) were exchanged (contingent upon the consummation of the IPO we completed in November 2024, which contingency is now lifted) for an aggregate of 1,203,783 shares of our common stock.

On November 22, 2024 (prior to our initial public offering on November 25, 2024), Tiburon exchanged 250,000 shares of common stock for prepaid warrants to purchase an aggregate of 250,000 shares of common stock for a purchase price of $0.001 per share.

Transactions with Other Related Parties.    As of November 1, 2023, Anson Investments Master Fund LP (“Anson”), Daniel B. Cathcart (“Cathcart”), and Douglas A. George (“George”), were each a stockholder of our company that owned more than 5% of our outstanding common stock. Between November 10, 2023 and February 13, 2024, Anson purchased unsecured convertible promissory notes in the aggregate principal amount of $156,244 ($150,000 of principal before exchange into common stock), Cathcart purchased unsecured convertible promissory notes in the aggregate principal amount of $503,000 ($500,000 of principal before exchange into common stock), and George purchased unsecured convertible promissory notes in the aggregate principal amount of $410,650 ($400,000 of principal before exchange into common stock) each that bore interest at the rate of 12.5% per annum and were to mature on August 29, 2026. We did not make any payments of principal or interest on the promissory notes issued to Anson, Cathcart or George. On April 4, 2024, the promissory notes issued to Cathcart were exchanged (contingent upon the consummation of the IPO we completed in November 2024, which contingency is now lifted) for an aggregate of 361,600 shares of our common stock. On April 9, 2024, the promissory notes issued to George were exchanged (contingent upon the consummation of the IPO we completed in November 2024, which contingency is now lifted) for an aggregate of 296,680 shares of our common stock. On April 12, 2024, the promissory notes issued to Cathcart were exchanged (contingent upon the consummation of the IPO we completed in November 2024, which contingency is now lifted) for an aggregate of 111,330 shares of our common stock.

Factoring Agreements.    On May 3, 2024, we secured $100,000 under the terms of an accounts receivable factoring arrangement with Tiburon for which we paid a $10,000 origination fee and were obligated to pay a fee of $1,000 for every two weeks any payment remained overdue. Payment under the factoring arrangement was due the earlier of: (i) the third day following our receipt of payment under the factored receivable; (ii) our achievement of certain fundraising milestones; or (iii) on June 15, 2024.

As of July 1, 2024, we secured $166,667 under the terms of an accounts receivable factoring arrangement with Tiburon for which we paid a $16,667 origination fee and were obligated to pay a fee of $1,000 for every two weeks any payment remained overdue. Payment under the factoring arrangement was due on the earlier of: (i) the third day following receipt of payment under the factored receivable; (ii) our achievement of certain fundraising milestones; or (iii) August 15, 2024.

In August 2024, the $100,000 and $166,667 received from Tiburon under the terms of the factoring arrangement, including accrued fees and related warrants, was exchanged for an aggregate of 29,661 shares of Series A Preferred Stock and 13,333 warrants to purchase shares of common stock at $4.00 per share, and warrants to purchase 77,778 shares of common stock at an exercise price of $6.00 per share.

As of July 5, 2024, we secured $250,000 under the terms of an accounts receivable factoring arrangement with Anson for which we paid $27,000 in fees. Our repayment obligations under the factoring arrangement were exchanged for Series A Preferred Stock. In September 2024, the $250,000 received from Anson and the $27,000 in accrued fees under the terms of the factoring arrangement was exchanged for an aggregate of 27,700 shares of Series A Preferred Stock and 12,500 warrants to purchase shares of common stock at $4.00 per share. Under the exchange agreement, Anson retained its warrants to purchase 83,333 shares of common stock at an exercise price of $6.00 per share.

In October 2024, we sold 250 barrels of aged whiskey to Tiburon for $166,667. Under the terms of the sale, in the event Tiburon resells the barrels back to us, the resale prices shall be the price paid by Tiburon per barrel under the agreement plus a 15% simple annual interest rate of 1.25% per month from the date Tiburon purchased the barrels from us. We also agreed to store the barrels for Tiburon at no fee until Tiburon sells the barrels to either us or a third party.

Participation in Offering of Prefunded Warrants.    On August 15, 2025, we closed a private placement offering in which we sold to investors Pre-Funded Warrants to purchase an aggregate of 370,378,890 shares of common stock at a purchase price of $0.6042 per Pre-Funded Warrant, for an aggregate purchase price of $223.8 million, before deducting placement agent fees and other offering expenses. Included among the investors in the offering were Constantine IHSV, LLC, a company owned and controlled by Justin Stiefel, our Chairman and Chief Executive Officer, which purchased Pre-Funded Warrants to purchase 3,309,615 shares of common stock, and Andrew Varga, a director of our company, who purchased Pre-Funded Warrants to purchase 300,000 shares of common stock. Such sales of Pre-Funded Warrants were on the same terms and conditions as the sales to all other investors in the offering.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock, certain provisions of our second amended and restated certificate of incorporation, as amended, and our amended and restated bylaws and applicable law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our second amended and restated certificate of incorporation, as amended, and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 995,000,000 shares of capital stock, of which 985,000,000 shares are common stock, par value $0.0001 per share, and 10,000,000 shares are preferred stock, par value $0.0001 per share, of which 500,000 shares have been designated Series A Convertible Preferred Stock and 850,000 shares have been designated Series B Convertible Preferred Stock.

Common Stock

Voting, Dividend and Other Rights.    Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, pre-emptive, subscription or conversion rights. All shares of common stock to be issued pursuant to this registration statement will be duly authorized, fully paid and non-assessable. Our board of directors determines if and when distributions may be paid out of legally available funds to the holders. To date, we have not declared any dividends with respect to our common stock. Our declaration of any cash dividends in the future will depend on the determination of our board of directors as to whether, considering our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. We do not anticipate paying cash dividends on the common stock in the foreseeable future.

Rights Upon Liquidation.    Upon liquidation, subject to the right of any holders of preferred stock to receive preferential distributions, each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting.    The holders of one-third of the outstanding shares of common stock constitute a quorum at any meeting of the stockholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors.

Preferred Stock

Authority of Board of Directors to Create Series and Fix Rights.    Under our second amended and restated certificate of incorporation, as amended, our board of directors is authorized to issue up to 10,000,000 shares of preferred stock from time to time in one or more series. The board of directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our board of directors is authorized to issue shares of preferred stock without shareholder approval.

Series A Convertible Preferred Stock

In May 2024, our board of directors designated 500,000 shares of our authorized shares of preferred stock as Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”). The Series A Preferred Stock has a stated value of $12.00 per share (the “Series A Stated Value”). As of October 13, 2025, 210,700 shares of Series A Preferred Stock were issued and outstanding.

Dividends.    The holders of Series A Preferred Stock are entitled to receive, out of funds legally available therefor, cumulative dividends on the Series A Preferred Stock at the rate of 15% per annum of the Series A Stated Value (or $1.80 per share) payable if and when declared by our board of directors or upon conversion or redemption of the Series A Preferred Stock. Dividends on the Series A Preferred Stock may be paid by us in cash, by delivery of shares of common stock or through a combination of cash and shares of common stock. If paid in common stock, the holder will receive a number of shares of common stock equal to the quotient of 110% of the accrued dividends to be paid in common stock divided by the Series A Conversion Price (as defined below). We may make payments of dividends in common stock only if the average closing price of our common stock over the five trading days preceding the dividend payment date is at or above the Series A Conversion Price.

Voting Rights.    Holders of the Series A Preferred Stock have no voting rights except in connection with a proposed amendment to the terms of the Series A Preferred Stock or as required by law.

Optional Conversion.    Each share of Series A Preferred Stock may be converted at any time at the election of the holder into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series A Stated Value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then applicable Series A Conversion Price. The “Series A Conversion Price” is $4.00 per share, the price per share at which our common stock was sold in our November 2024 initial public offering. However, a holder (together with its affiliates) may not convert any of such holder’s shares of Series A Preferred Stock to the extent that the holder (together with its affiliates) would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of common stock immediately after conversion, as such percentage ownership is determined in accordance with the terms of the Series A Preferred Stock.

Mandatory Conversion.    Each share of Series A Preferred Stock will automatically be converted on June 15, 2027 into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series A Stated Value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then-applicable Series A Conversion Price.

Redemption.    From and after June 15, 2025, at the option of our board of directors, we may redeem the shares of Series A Preferred Stock at the time outstanding, in whole or in part, out of funds legally available therefore. The redemption price per share for shares of Series A Preferred Stock redeemed will be an amount equal to 110% of the sum of (i) the Series A Stated Value, plus (ii) the amount of the aggregate dividends then accrued on such share of Series A Preferred Stock and not previously paid. We will provide not less than 30 nor more than 60 days prior notice to the holders of any shares of Series A Preferred Stock to be redeemed.

Rights Upon Liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of shares of Series A Preferred Stock then outstanding will be entitled to be paid out of our assets available for distribution to stockholders before any payment will be made to the holders of any other shares of our capital stock, including our common stock, by reason of their ownership thereof, an amount per share of Series A Preferred Stock equal to the greater of (i) 110% of the sum of (a) the Series A Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series A Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up.

Series B Convertible Preferred Stock

In January 2025, our board of directors designated 750,000 shares of our authorized shares of preferred stock as Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”). In the second quarter of 2025, the Company’s Board of Directors and stockholders voted to increase the number of authorized shares of Series B Preferred Stock from 750,000 shares to 850,000 shares. The Series B Preferred Stock has a stated value of $12.00 per share (the “Series B Stated Value”).

Dividends.    The holders of Series B Preferred Stock are entitled to receive, out of funds legally available therefor, cumulative dividends on the Series B Preferred Stock at the rate of 15% per annum of the Series B Stated Value (or $1.80 per share) payable if and when declared by our board of directors or upon conversion or redemption of the Series B Preferred Stock. Dividends on the Series B Preferred Stock may be paid by us in cash, by delivery of shares of common stock or through a combination of cash and shares of common stock. If paid in common stock, the holder will receive a number of shares of common stock equal to the quotient of 110% of the accrued dividends to be paid in common stock divided by the Series B Conversion Price (as defined below). We may make payments of dividends in common stock only if the average closing price of our common stock over the five trading days preceding the dividend payment date is at or above the Series B Conversion Price.

Voting Rights.    Holders of the Series B Preferred Stock have no voting rights except in connection with a proposed amendment to the terms of the Series B Preferred Stock or as required by law.

Optional Conversion.    Each share of Series B Preferred Stock may be converted at any time after the six-month anniversary of the date of issuance at the election of the holder into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series B Stated Value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then applicable Series B Conversion Price of such shares of Series B Preferred Stock. The “Series B Conversion Price” for a share of Series B Preferred Stock is the fixed price equaling the volume weighted average price of our common stock on the trading day preceding the date of issuance of such share of Series B Preferred Stock. However, a holder (together with its affiliates) may not convert any of such holder’s shares of Series B Preferred Stock to the extent that the holder (together with its affiliates) would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of common stock immediately after conversion, as such percentage ownership is determined in accordance with the terms of the Series B Preferred Stock.

Mandatory Conversion.    Each share of Series B Preferred Stock will automatically be converted on the third anniversary of the date of issuance of such share of Series B Preferred Stock into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series B Stated Value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then-applicable Series B Conversion Price of such share of Series B Preferred Stock.

Redemption.    From and after the ninety (90) day anniversary of the purchase of the Series B Preferred Stock, at the option of our board of directors, we may redeem the shares of Series B Preferred Stock at the time outstanding, in whole or in part, out of funds legally available, therefore. The redemption price per share for shares of Series B Preferred Stock redeemed will be an amount equal to 110% of the sum of (i) the Series B Stated Value, plus (ii) the amount of the aggregate dividends then accrued on such share of Series B Preferred Stock and not previously paid. We will provide not less than 30 nor more than 60 days prior notice to the holders of any shares of Series B Preferred Stock to be redeemed.

Rights Upon Liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of shares of Series B Preferred Stock then outstanding will be entitled to be paid out of our assets available for distribution to stockholders, after payment of any liquidation preference payable to the holders of the outstanding shares of our Series A Preferred Stock and before any payment will be made to the holders of any other shares of our capital stock, including our common stock, by reason of their ownership thereof, an amount per share of Series B Preferred Stock equal to the greater of (i) 110% of the sum of (a) the Series B Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series B Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up.

Outstanding Shares.    As of the date of this prospectus, no shares of Series B Preferred Stock are outstanding.

Outstanding Warrants

As of October 13, 2025, the following warrants were outstanding:

•        Warrants to purchase up to 84,377 shares of common stock with an exercise price equal to $4.00 per share that are exercisable at any time and that expire on November 21, 2029;

•        Warrants to purchase up to 991,667 shares of common stock with an exercise price equal to $6.00 per share, which are fixed and non-adjustable for stock splits, stock dividends or any other reason, that are exercisable at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock and that expire between August 2027 and August 2029;

•        Warrants to purchase up to 625,446 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the volume weighted average price per share (“VWAP”) of our common stock over a 10-trading-day period reaches $8.00 per share, provided the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised, and that will expire on November 25, 2026;

•        Warrants to purchase up to 1,250,892 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the VWAP of our common stock over a 10-trading-day period reaches $12.00 per share, provided the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised, and that will expire on May 25, 2028;

•        Warrants to purchase up to 1,563,615 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the VWAP of our common stock over a 10-trading-day period reaches $20.00 per share, provided the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised, and that will expire on November 25, 2029;

•        Warrant to purchase up to 884,159 shares of common stock issuable upon the exercise of warrants that will be exercisable, if at all, when the VWAP of our common stock over a 10-trading-day period reaches $8.00 per share, provided the warrant holder continuously holds the shares such holder acquired after May 31, 2023 through the date the warrant is exercised, and that will expire on April 1, 2028;

•        Warrants to purchase up to 129,998 shares of common stock with an exercise price equal to $4.00 per share and are subject to mandatory cashless exercise after June 15, 2027 if the closing price of our common stock for a period of five consecutive trading days equals or exceeds $5.00 per share. These warrants are exercisable at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock and expire on June 15, 2029;

•        Warrants to purchase up to 749,962 shares of common stock with an exercise price equal to $0.01 per share that are exercisable at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock and expire on February 21, 2030;

•        Warrants to purchase up to 1,527,820 shares of common stock with an exercise price equal to $0.01 or $0.12 per share that are exercisable at the earlier of the date on which the closing price per share of the closing price of our common stock equals or exceeds $1.50 or January 30, 2026, and expire on July 30, 2030;

•        Warrants to purchase up to 8,948,676 shares of common stock with an exercise price equal to $0.0001 per share that are exercisable at the earlier of the date on which the closing price per share of the closing price of our common stock equals or exceeds $1.50 or November 8, 2025, and expire on August 8, 2030;

•        Warrants to purchase up to 8,053,804 shares of common stock with an exercise price equal to $0.0001 per share that are exercisable at the earlier of the date on which the closing price per share of the closing price of our common stock equals or exceeds $2.00 or February 8, 2026, and expire on August 8, 2030;

•        Warrants to purchase up to 3,875,000 shares of common stock with an exercise price equal to $0.01 per share that vested in full and expire on August 10, 2030;

•        Warrants to purchase up to 4,075,000 shares of common stock with an exercise price equal to $0.01 per share that are exercisable at the earlier of the date on which the closing price per share of the closing price of our common stock equals or exceeds $1.50 or February 10, 2025, and expire on August 10, 2030;

•        Warrants to purchase up to 4,300,000 shares of common stock with an exercise price equal to $0.01 per share that are exercisable at the earlier of the date on which the closing price per share of the closing price of our common stock equals or exceeds $2.00 or February 10, 2025, and expire on August 10, 2030;

•        Warrants to purchase up to 5,250,000 shares of common stock with an exercise price equal to $0.01 per share that vest monthly over 12-months, becoming fully vested on August 10, 2026, and expire on August 10, 2030;

•        Pre-Funded Warrants to purchase up to 226,762,212 shares of common stock with an exercise price equal to $0.0001 per share that are exercisable at any time unless such exercise would cause the holder to beneficially own more than 4.99% of our outstanding shares of common stock and have no expiration date;

•        Warrants to purchase up to 4,307,289 shares of common stock with an exercise price equal to $0.01 per share that are exercisable at any time and expire on August 15, 2030; and

•        Warrants to purchase up to 12,160 shares of common stock with an exercise price equal to $13.16 per share that are exercisable at any time and expire on August 26, 2030.

Pursuant to the terms of such warrants, except as otherwise noted above, the applicable exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

Options

As of October 13, 2025, we had outstanding options to purchase an aggregate of 2,413 shares of our common stock with a weighted-average exercise price of $157.89 per share that expire between December 2025 and September 2026, all of which were issued under the 2019 Plan.

Limitation of Liability and Indemnification Matters

Our second amended and restated certificate of incorporation, as amended, limits the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law (“DGCL”). Consequently, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•        any breach of their duty of loyalty to us or our stockholders;

•        acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•        unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL; or

•        any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws also provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We plan on obtaining directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our second amended and restated certificate of incorporation, as amended, and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and may be unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Indemnification of Officers and Directors

Our second amended and restated certificate of incorporation, as amended, and amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the DGCL.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

The provisions of our second amended and restated certificate of incorporation, as amended (“certificate of incorporation”), and our amended and restated bylaws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Calling of Special Meetings of Stockholders.    Our bylaws provide that special meetings of the stockholders may be called only by the board of directors pursuant to a resolution adopted by the majority of the board of directors.

Supermajority Vote of Stockholders.    Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our outstanding shares of voting stock, voting together as a single class, to amend, alter, change or repeal our bylaws or certain provisions of our certificate of incorporation.

Removal of Directors; Vacancies.    Our bylaws provide that a director may be removed for cause by the affirmative vote of at least two-thirds of the voting power of the issued and outstanding stock entitled to vote; provided, however, that notice of intention to act upon such matter shall have been given in the notice calling such meeting.

Amendment of Bylaws.    Our bylaws provide that the bylaws may be altered, amended or repealed at any meeting of the board of directors at which a quorum is present, by the affirmative vote of a majority of the directors present at such meeting.

Preferred Stock.    Our certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors in their sole discretion. Our board of directors may, without stockholder approval, issue series of preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street, 23rd Floor, New York, New York 10005 and its telephone number is (800) 468-9716.

SELLING STOCKHOLDERS

The table below sets forth the following information regarding the Selling Stockholders as of October 13, 2025:

•        the number of shares of common stock owned by each Selling Stockholder prior to this offering, giving effect to the beneficial ownership limitations, if any, contained in any securities that may be exercised to purchase or converted into shares of common stock owned by each Selling Stockholder;

•        the number of shares of common stock to be offered by each Selling Stockholder in this offering;

•        the number of shares of common stock to be owned by each Selling Stockholder assuming the sale of all of the shares of common stock covered by this prospectus; and

•        the percentage of our issued and outstanding shares of common stock to be owned by each Selling Stockholder assuming the sale of all of the shares of common stock covered by this prospectus, after giving effect to the beneficial ownership limitations, if any, contained in any securities that are convertible into, or exercisable to purchase, shares of common stock, based on the number of shares of common stock issued and outstanding as of October 13, 2025.

Except as described above, the number of shares of common stock beneficially owned by each Selling Stockholder has been determined in accordance with Rule 13d-3 under the Exchange Act and includes, for such purpose, shares of common stock that the Selling Stockholder has the right to acquire within 60 days of October 13, 2025.

The outstanding shares of common stock that may be offered by certain Selling Stockholders hereunder, and the shares of common stock that may be offered by certain Selling Stockholders hereunder upon the exercise by such Selling Stockholders of outstanding warrants or the settlement of outstanding restricted stock units, were previously issued in private placement transactions by our company. Descriptions of the private placement transactions in which we issued such outstanding shares of common stock, warrants or restricted stock units are set forth above under the caption “Issuance of Securities to Selling Stockholders.”

All information with respect to the common stock ownership of each Selling Shareholder has been furnished by or on behalf of the Selling Stockholder. We believe, based on information supplied by the Selling Shareholders, that except as may otherwise be indicated in the footnotes to the table below, each Selling Stockholder has sole voting and dispositive power with respect to the shares of common stock reported as beneficially owned by it. Because the Selling Stockholders may sell some or all of the shares of common stock beneficially owned by them and covered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares of common stock, no estimate can be given as to the number of shares of common stock available for resale hereby that will be held by the Selling Stockholders upon termination of this offering. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock it beneficially owns in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth in the table below. We have, therefore, assumed for the purposes of the following table, that each Selling Stockholder will sell all of the shares of common stock owned beneficially by it that are covered by this prospectus, but will not sell any other shares of common stock that it presently owns. No Selling Stockholder has held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our shares of common stock or other securities.

The term “Selling Stockholders” also includes any pledgees, donees, transferees or other successors in interest to the Selling Stockholders named in the table below. Unless otherwise indicated, to our knowledge, each person named in the table below has voting power and investment power (subject to applicable community property laws) with respect to the shares of common stock set forth opposite such person’s name. We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named Selling Stockholders who are able to use this prospectus to resell the securities registered hereby.

Any Selling Stockholders who are broker-dealers or affiliates of broker-dealers and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions or discounts given to any such Selling Stockholder or broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock in violation of the Securities Act.

Please see the section titled “Plan of Distribution” for further information regarding the Selling Stockholders’ methods of distributing these securities.

	Shares beneficially owned before this offering		Maximum number of Shares to be offered pursuant to this prospectus		Shares beneficially held immediately after this offering
Name of Selling Stockholder	Number of Shares	Approximate percentage of outstanding Shares(1)	Number of Shares(1)	Approximate percentage of outstanding Shares(1)	Number of Shares(1)	Approximate percentage of outstanding Shares
37North Capital Management, LLC(2)	—	—	314,936	*	—	—
37North Capital SPV 11, LLC(3)	2,085,085	1.14%	2,085,085	1.14%	—	—
AAA Alpha Advisors Alliance LLC(4)	1,618,068	*	1,618,068	*	—	—
Aaron Marciano	18,000	*	18,000	*	—	—
ABLAST Investments LLC(5)	3,479,536	1.90%	3,469,336	1.89%	10,200	*
Acacia Advisors Inc.(6)	2,068,510	1.13%	2,068,510	1.13%	—	—
Adam Patel	165,481	*	165,481	*	—	—
Anthony Torrente(7)	—	—	18,333	*	—	—
Arrington XRP Capital Fund, LP(8)	8,274,037	4.51%	8,274,037	4.51%	—	—
Benjamin Sternberg(9)	3,480,536	1.90%	2,500,000	1.34%	3,480,536	*
Berggruen Holdings Ltd.(10)	8,274,037	4.51%	8,274,037	4.51%	—	—
Bernath Family Trust dtd 10/11/13(11)	51,058	*	49,443	*	1,615	*
Bloccelerate VC Fund II LP(12)	330,962	*	330,962	*	—	—
Bonnie Pasquarelli	34,039	*	32,962	*	1,077	*
Brisk Thrive International Limited(13)	827,404	*	827,404	*	—	—
Bryson Womack & Jaimelyn Womack	3,403	*	3,296	*	107	*
Cantor Fitzgerald & Co.(14)	1,507,551	*	1,507,551	*	—	—
CFO Selections LLC(15)	—	—	15,000	*	—	—
CNK Fund IV, L.P.(16)	290,102	*	290,102	*	—	—
CNK Seed Fund I, L.P.(17)	1,364,704	*	1,364,704	*	—	—
CoinFund Liquid Opportunities LP(18)	1,481,053	*	1,481,053	*	—	—
Dale Williams Rev Tr dtd June 20, 2017(19)	18,870	*	17,366	*	1,504	*
Daniel P. Cates	101,382	*	91,924	*	9,458	*
dao5 capital fund L.P.(20)	9,178,844	4.99%	9,928,844	5.37%	—	—
DFU LLC(21)	710,252	*	6,553,158	3.45%	382,597	*
Distributed Protocols Pte. Ltd.(22)	4,964,422	2.71%	4,964,422	2.71%	—	—
Ed Emberlin	42,632	*	39,582	*	3,050	*
Elizabeth St. Clair & James St. Clair	9,802	*	9,303	*	499	*
Elune Capital Limited(23)	4,964,422	2.71%	4,964,422	2.71%	—	—
Emily Anderson Jensen	206,858	*	189,417	*	17,441	*
Eric Trabert(24)	20,578	*	30,508	*	19,053	*
FON Consulting, LLC(25)	79,000	*	79,000	*	—	—
Goal Capital, Inc.(26)	413,000	*	1,000,000	*	13,000	*
Gratia Capital Concentrated Master Fund Ltd(27)	1,797,718	*	1,654,807	*	142,911	*
GundyCo ITF XIB International Master Fund(28)	661,923	*	661,923	*	—	—
Hannah Morgan Austin	7,300	*	6,928	*	372	*
IRTH Communications, LLC(29)	1,464,331	*	1,464,331	*	—	—
Jacob Hoffman	19,583	*	18,339	*	1,244	*
Jeffery D. Desler(30)	80,050	*	241,059	*	5,658	*
Jim Kielblock	11,567	*	10,435	*	1,132	*

	Shares beneficially owned before this offering		Maximum number of Shares to be offered pursuant to this prospectus		Shares beneficially held immediately after this offering
Name of Selling Stockholder	Number of Shares	Approximate percentage of outstanding Shares(1)	Number of Shares(1)	Approximate percentage of outstanding Shares(1)	Number of Shares(1)	Approximate percentage of outstanding Shares
JMT Holdings LLC(31)	33,097	*	33,097	*	—	—
John Davey and Susan Davey(32)	104,263	*	104,314	*	62,878	*
John Friess(33)	627,319	*	1,544,611	*	132,708	*
KCSA Strategic Communications(34)	—	—	75,000	*	—	—
Kennan Hand	40,986	*	37,755	*	3,231	*
Kyung Kon Kim	8,274,037	4.51%	8,274,037	4.51%	—	—
Lantern Management Fund LP(35)	1,654,808	*	1,654,808	*	—	—
Laura Baumann(36)	546	*	84,000	*	546	*
Lead Accelerating Limited(37)	8,274,037	4.51%	8,274,037	4.51%	—	—
Mark Frohnmayer	3,649	*	3,464	*	185	*
Merkle Tree Markets Ltd(38)	8,274,037	4.51%	8,274,037	4.51%	—	—
Michael Cates(39)	10,913	*	25,975	*	9,615	*
Michael Lynch	19,606	*	18,607	*	999	*
Mike Hedrei(40)	345,643	*	132,484	*	339,019	*
Neoclassic Venture Partners Master Fund I LP(41)	827,404	*	827,404	*	—	—
Nicholas Van Newkirk(42)	202,010	*	762,197	*	163,901	*
Nicole Joyce	75,839	*	73,439	*	2,400	*
Nigel Guy West	9,802	*	9,303	*	499	*
Noble Food Group, Inc.(43)	89,281	*	64,835	*	86,040	*
Open World, Inc.(44)	9,164,459	4.99%	16,914,459	8.83%	—	—
Paul Chan	330,962	*	330,962	*	—	—
Peter Abskharon(45)	405,402	*	927,395	*	359,033	*
Peter Wergeland & Roxanne Wergeland	73,687	*	69,418	*	4,269	*
Peter William Stewart Skei	7,300	*	6,928	*	372	*
Polar Multi-Strategy Master Fund(46)	3,644,782	1.99%	3,309,615	1.80%	335,167	*
Polychain Master Fund I LP(47)	9,266,616	4.99%	23,146,616	11.60%	—	—
Polychain Parallel Fund I LP(48)	1,675,493	*	1,675,493	*	—	—
Pretty Good Stuff Inc.(49)	3,309,615	1.80%	3,309,615	1.80%	—	—
Principled Solutions, Inc.(50)	3,000	*	17,500	*	3,000	*
Professional Trading Services S.A.(51)	827,404	*	827,404	*	—	—
Protos Cryptocurrency Fund Ltd.(52)	3,309,615	1.80%	3,309,615	1.80%	—	—
Pryor Cashman LLP(53)	—	—	450,000	*	—	—
RCA Financial Partners Inc.(54)	400,000	*	1,000,000	*	—	—
Richard Ma	1,654,808	*	1,654,808	*	—	—
Roth Capital Partners, LLC(55)	2,799,738	1.50%	2,811,898	1.51%	—	—
Scott Baker & Laura Baker	14,900	*	14,141	*	759	*
SENTINEL CREST LLC(56)	1,418,091	*	1,418,091	*	—	—
Series F Liquid Opportunities LP(57)	173,755	*	173,755	*	—	—
Seung Yoon Lee(58)	9,550,000	4.99%	89,896,741	33.06%	—	—
Shuttle Protocol LLC(59)	165,481	*	165,481	*	—	—
Silverview Special Situations Lending Corporate Warrants LP(60)	3,960,000	2.16%	3,960,000	2.16%	—	—
SLN Capital Limited(61)	9,173,073	4.99%	16,548,073	8.65%	—	—
Starve Ups Fund II, LLC(62)	8,236	*	7,816	*	420	*
Stephen Cates(63)	26,490	*	25,933	*	25,194	*

	Shares beneficially owned before this offering		Maximum number of Shares to be offered pursuant to this prospectus		Shares beneficially held immediately after this offering
Name of Selling Stockholder	Number of Shares	Approximate percentage of outstanding Shares(1)	Number of Shares(1)	Approximate percentage of outstanding Shares(1)	Number of Shares(1)	Approximate percentage of outstanding Shares
Stewart Family Trust dtd 10/14/04, as Amended & Restated 4/3/20(64)	7,300	*	6,928	*	372	*
Story Foundation(65)	9,221,014	4.99%	107,781,820	37.00%	7,914,232	1.75%
Syncracy Master Fund I Ltd(66)	8,274,037	4.51%	8,274,037	4.51%	—	—
Tamara Eileen Crosby & Jeffrey David Andrews	14,431	*	13,975	*	456	*
Taranveer Singh Sabharwal(67)	9,384,422	4.99%	16,548,073	8.48%	—	—
Tephra Digital Master Fund Ltd.(68)	413,702	*	413,702	*	—	—
Tiburon Opportunity Fund L.P.(69)	532,461	*	9,437,854	4.91%	—	—
Transcend Partners, LLC(70)	827,404	*	827,404	*	—	—
Unicorn Capital Partners LLC(71)	1,362,770	*	74,926	*	1,359,024	*
Vicelife Ventures LLC(72)	332,617	*	332,617	*	—	—
Victor Weijey Cheng	1,654,808	*	1,654,808	*	—	—
Xia Edmond	3,309,614	1.80%	3,309,614	1.80%	—	—
Xiaodong Zhang	3,309,614	1.80%	3,309,614	1.80%	—	—
Yingkai Xu	992,884	*	992,884	*	—	—

____________

*        less than 1%.

(1)      Applicable percentage ownership is based on 183,483,092 shares outstanding as of October 13, 2025. To calculate a stockholder’s percentage of beneficial ownership, we include in the denominator (i) the common stock outstanding plus (ii) those shares of common stock underlying options, warrants and convertible securities, that such stockholder is considered to beneficially own and in the numerator all shares of our common stock issuable to that person in the event of the exercise of outstanding options and other derivative securities owned by that person that are exercisable or will come into existence within 60 days of October 13, 2025. Common stock options and derivative securities held by other stockholders are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ. Unless we have indicated otherwise, each person named in the table has sole voting power and sole investment power for the shares listed opposite such person’s name. Maximum number of shares to be offered pursuant to this prospectus includes shares of common stock issuable upon the exercise of warrants that are not currently exercisable or exercisable within 60 days. Percentage calculation does not give effect to provisions in all outstanding warrants that provide that such warrants may not be exercised at any time that the holder thereof beneficially owns 4.99% or more of the outstanding common stock.

(2)      Number of Shares to be offered pursuant to this prospectus consists of 314,936 shares of common stock issuable upon the exercise of unvested warrants. Todd Elsberg, Russell Stanley, and Christopher Thunen are the natural control persons of 37North Capital Management, LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of 37North Capital Management, LLC is 71 Liberty Ship Way, Sausalito, CA 94965.

(3)      Russell Stanley and Christopher Thunen are the natural control persons of 37North Capital SPV 11, LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of 37North Capital SPV 11, LLC is 71 Liberty Ship Way, Sausalito, CA 94965.

(4)      Armando Soto is the natural control person of AAA Alpha Advisors Alliance LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of AAA Alpha Advisors Alliance LLC is 777 Brickell Avenue, Suite 500, Miami, FL 33131.

(5)      Ben Sternberg is the natural control person of ABLAST Investments LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of ABLAST Investments LLC is 7215 SE 32nd St., Mercer Island, WA 98040.

(6)      Matthew Shaw is the natural control person of Acacia Advisors Inc. and may be deemed to have voting and dispositive power with respect to the shares. The business address of Acacia Advisors Inc. is Suite 3119, 9 Forum Lane, Camana Bay, PO Box 144, Grand Cayman KY1-9006, Cayman Islands.

(7)      Number of Shares to be offered pursuant to this prospectus consists of 18,333 shares of common stock issuable upon exercise of unvested warrants.

(8)      J. Michael Arrington is the natural control person of Arrington XRP Capital Fund, LP and may be deemed to have voting and dispositive power with respect to the shares. The business address of Arrington XRP Capital Fund, LP is 382 NE 191st St., Suite 52895, Miami, FL 333179.

(9)      Shares beneficially owned or held represent 3,480,536 shares of common stock. Number of Shares to be offered pursuant to this prospectus consists of 2,500,000 shares of common stock issuable upon vesting and settlement of restricted stock units.

(10)    Justin Topilow is the natural control person of Berggruen Holdings Ltd. and may be deemed to have voting and dispositive power with respect to the shares. The business address of Berggruen Holdings Ltd. is Falcon Cliff, Palace Road, Douglas IM2 4LB Isle of Man, IM24LB.

(11)    Michael Bernath is the trustee of the Bernath Family Trust dated 10/11/2013 and, in such capacity, may be deemed to have voting and dispositive power with respect to the shares held by the trust. The business address of the Bernath Family Trust is c/o 11010 Harbor Hill Drive #B-308, Gig Harbor, WA 98332.

(12)    Theodore Fields is the natural control person of Bloccelerate VC Fund II LP and may be deemed to have voting and dispositive power with respect to the shares. The business address of Bloccelerate VC Fund II LP is 440 Monticello Ave., Suite 1802, PMB 63927, Norfolk, VA 23510.

(13)    Yat Siu is the natural control person of Brisk Thrive International Limited and may be deemed to have voting and dispositive power with respect to the shares. The business address of Brisk Thrive International Limited is 28/F Landmark South, 39 Yip Kan Street, Hong Kong.

(14)    Number of Shares to be offered pursuant to this prospectus consist of 1,507,551 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time. Cantor Fitzgerald & Co. (“CF&CO”) is the record owner of the securities reported herein. The business address of CF&CO is 110 East 59th Street, New York, NY 10022. Cantor Fitzgerald Securities (“CFS”) controls the managing general partner of CF&CO. Cantor Fitzgerald, L.P. (“CFLP”) indirectly controls each of CFS and CF&CO. CFLP is controlled by CF Group Management, Inc. (“CFGM”), its managing general partner. Mr. Howard W. Lutnick is the trustee of the sole stockholder of CFGM and therefore controls CFGM. As such, each of CFS, CFLP, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the securities directly held by CF&CO. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. On May 16, 2025, Howard W. Lutnick, in his capacity as trustee of a trust, entered into agreements to sell to trusts controlled by Brandon G. Lutnick all of the voting shares of CFGM. Following the closing of the transactions contemplated by such agreements, Brandon G. Lutnick will be deemed to have voting or dispositive power over the shares reported herein, and Howard W. Lutnick will no longer have voting or dispositive power over such shares.

(15)    Number of Shares to be offered pursuant to this prospectus consists of 15,000 shares of common stock issuable upon exercise of unvested warrants. Kevin A Briscoe is the natural control person of CFO Selections LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of CFO Selections LLC is 3150 Richards Rd, Suite 150, Bellevue, WA 98005.

(16)    Marc Andreessen and Ben Horowitz, as managing members of CNK Equity Partners IV, LLC, the general partner of CNK Fund IV, LP, share voting and investment control of the shares held by CNK Fund IV, L.P., which shares are held by CNK Fund IV, L.P. for itself and as nominee for CNK Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P., and CLF Partners III, L.P., and may be deemed to have voting and dispositive power with respect to the shares. The business address of CNK Fund IV, L.P. is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(17)    Marc Andreessen and Ben Horowitz, the managing members of CNK Equity Partners Seed I, L.L.C., the general partner of CNK Seed Fund I, L.P., share voting and investment control of the shares held by CNK Seed Fund I, L.P., which shares are held by CNK Seed Fund I, L.P. for itself and as nominee for CNK Seed Fund I-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P., and CLF Partners III, LP, and may be deemed to have voting and dispositive power with respect to the shares. The business address of CNK Seed Fund I, L.P. is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(18)    Seth Ginns is the natural control person of CoinFund Liquid Opportunities LP and may be deemed to have voting and dispositive power with respect to the shares. The business address of CoinFund Liquid Opportunities LP is 5 Bryant Park, Suite 1003, New York, NY 10018.

(19)    Dale Williams is the trustee of the Dale Williams Rev Tr dtd June 20, 2017 and, in such capacity, may be deemed to have voting and dispositive power with respect to the shares held by the trust. The business address of the Dale Williams Rev Tr dtd June 20, 2017 is c/o 11010 Harbor Hill Drive #B-308, Gig Harbor, WA 98332.

(20)   Shares beneficially owned or held represent 8,678,844 shares of common stock and 500,000 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time that the holder beneficially owns 4.99% or less of the outstanding common stock. Does not include 750,000 shares of common stock issuable upon the exercise of vested warrants that may not be exercised at any time that the holder beneficially owns 4.99% or more of the outstanding common stock. Number of Shares to be offered pursuant to this prospectus consists of (i) 8,678,844 shares of common stock, and (ii) 1,250,000 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time. Tekin Salimi is the natural control person of dao5 capital fund L.P., and may be deemed to have voting and dispositive power with respect to the shares. The business address of dao5 capital fund L.P. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands VG1110.

(21)   Shares beneficially owned or held represent 565,444 shares of common stock and 144,808 shares of common stock issuable upon the exercise of warrants that may be exercised at any time that the holder beneficially owns 4.99% or less of the outstanding common stock. Does not include 6,225,503 shares of common stock issuable upon the exercise of unvested warrants that may not be exercised at any time that the holder beneficially owns 4.99% or more of the outstanding common stock. Number of Shares to be offered pursuant to this prospectus consists of (i) 327,655 shares of common stock and (ii) 6,225,503 shares of common stock issuable upon the exercise of unvested warrants. Adam R. Long is the natural control person of DFU LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of DFU LLC is 411 Dorado Beach East, Dorado, Puerto Rico, 00646.

(22)    Sungho Kim is the natural control person of Distributed Protocols Pte. Ltd. and may be deemed to have voting and dispositive power with respect to the shares. The business address of Distributed Protocols Pte. Ltd. is 45, North Canal Road, #01-01 Lew Building, Singapore 059301.

(23)    Yaxi Zhu is the natural control person of Elune Capital Limited, and may be deemed to have voting and dispositive power with respect to the shares. The business address of Elune Capital Limited is Asia Leading Chambers, Road Town, Tortola, British Virgin Islands VG1110.

(24)    Shares beneficially owned or held represent 9,258 shares of common stock and 11,320 shares of common stock issuable upon the exercise of warrants that may be exercised at any time. Does not include 28,983 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 1,525 shares of common stock and (ii) 28,983 shares of common stock issuable upon the exercise of unvested warrants.

(25)    Steven Saltzstein and Leonard Panzer are the natural control persons of FON Consulting, LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of FON Consulting, LLC is 1460 Broadway, New York, NY 10036.

(26)   Shares beneficially owned or held represent 13,000 shares of common stock and 400,000 shares of common stock issuable upon the exercise of warrants that may be exercised at any time. Does not include 600,000 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 400,000 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time and (ii) 600,000 shares of common stock issuable upon the exercise of unvested warrants. Danny Gravelle is the natural control person of Goal Capital, Inc. and may be deemed to have voting and dispositive power with respect to the shares. The business address of Goal Capital, Inc. is 34 via di Nola, Laguna Niguel, CA 92677.

(27)    Steve Pei is the natural control person of Gratia Capital Concentrated Master Fund Ltd and may be deemed to have voting and dispositive power with respect to the shares. The business address of Gratia Capital Concentrated Master Fund Ltd is 11835 W. Olympic Blvd., Suite 385, Los Angeles, CA 90064.

(28)    Abid Patel is the natural control person of GundyCo ITF XIB International Master Fund and may be deemed to have voting and dispositive power with respect to the shares. The business address of GundyCo ITF XIB International Master Fund is Royal Bank Plaza, 200 Bay Street, Suite 2102, PO Box 93, Toronto, ON, Canada M5J2J2.

(29)    Andrew Haag and Robert Haag are the natural control persons of IRTH Communications, LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of IRTH Communications, LLC is 401 Wilshire Blvd., 12th Floor Ste. 111, Santa Monica, CA 90401.

(30)    Shares beneficially owned or held represent 80,050 shares of common stock. Number of Shares to be offered pursuant to this prospectus consists of (i) 74,392 shares of common stock and (ii) 166,667 shares of common stock issuable upon the exercise of unvested warrants.

(31)    Joe Tonnos is the natural control person of JMT Holdings LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of JMT Holdings LLC is 13440 Machiavelli Way, Palm Beach Gardens, FL 33418.

(32)    Shares beneficially owned or held represent 79,754 shares of common stock and 24,509 shares of common stock issuable upon the exercise of warrants that may be exercised at any time. Does not include 62,929 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 41,385 shares of common stock and (ii) 62,929 shares of common stock issuable upon the exercise of unvested warrants.

(33)    Shares beneficially owned or held represent 177,319 shares of common stock and 450,000 shares of common stock issuable upon the exercise of warrants that may be exercised at any time. Does not include 1,050,000 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 44,611 shares of common stock, (ii) 450,000 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time, and (iii) 1,050,000 shares of common stock issuable upon the exercise of unvested warrants.

(34)    Number of Shares to be offered pursuant to this prospectus consists of 75,000 shares of common stock issuable upon the exercise of unvested warrants. Joseph Septon is the natural control person of KCSA Strategic Communications and may be deemed to have voting and dispositive power with respect to the shares. The business address of KCSA Strategic Communications is 28-24 Steinway Street, PMB 147, Astoria, NY 11103.

(35)    Lantern Management Fund GP (“Lantern GP”) is the general partner of Lantern Management Fund LP (“Lantern LP”). Voting and investment decisions with respect to the securities held by Lantern LP are made by the investment committee of Lantern GP, which is comprised of three members and acts by majority vote. The principal address of the foregoing entities is CO SERVICES CAYMAN LIMITED, Willow House, Cricket Square, Grand Cayman KY1-1001, Cayman Islands.

(36)    Shares beneficially owned or held represent 546 shares of common stock. Number of Shares to be offered pursuant to this prospectus consists of 84,000 shares of common stock issuable upon the exercise of unvested warrants.

(37)    Peijiu Li is the natural control person of Lead Accelerating Limited and may be deemed to have voting and dispositive power with respect to the shares. The business address of Lead Accelerating Limited is Room 8607, 86/F, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong, China.

(38)    Simon Peter Smith, in his capacity as Chief Executive Officer of Blockchain.com Group Holdings, Inc. (“Blockchain.com”), is the natural control person of Merkle Tree Markets Ltd. and may be deemed to have voting and dispositive power with respect to the shares. Merkle Tree Markets Ltd. is a wholly-owned subsidiary of Blockchain.com. The business address of Merkle Tree Markets Ltd is 2nd Floor, Water’s Edge Building, Wickhams Cay II, Road Town, Tortola, British Virgin Islands, VG1110.

(39)    Shares beneficially owned or held represent 1,298 shares of common stock and 9,615 shares of common stock issuable upon the exercise of warrants that may be exercised at any time. Does not include 24,677 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 1,298 shares of common stock and (ii) 24,677 shares of common stock issuable upon the exercise of unvested warrants.

(40)    Shares beneficially owned or held represent 296,624 shares of common stock and 49,019 shares of common stock issuable upon the exercise of warrants that may be exercised at any time. Does not include 125,860 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 6,624 shares of common stock and (ii) 125,860 shares of common stock issuable upon the exercise of unvested warrants.

(41)    Michael Bucella is the natural control person of Neoclassic Venture Partners Master Fund I LP and may be deemed to have voting and dispositive power with respect to the shares. The business address of Neoclassic Venture Partners Master Fund I LP is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands, VG1110.

(42)    Shares beneficially owned or held represent 38,109 shares of common stock and 163,901 shares of common stock issuable upon the exercise of warrants that may be exercised at any time. Does not include 724,088 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 38,109 shares of common stock and (ii) 724,088 shares of common stock issuable upon the exercise of unvested warrants.

(43)   Shares beneficially owned or held represent 65,243 shares of common stock and 24,038 shares of common stock issuable upon the exercise of warrants that may be exercised at any time. Does not include 61,594 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 3,241 shares of common stock and (ii) 61,594 shares of common stock issuable upon the exercise of unvested warrants. Bruce Vandenberg is the natural control person of Noble Food Group, Inc. and may be deemed to have voting and dispositive power with respect to the shares. The business address of Noble Food Group, Inc. is 451 E North Bend Way #860, North Bend, WA 98045.

(44)    Shares beneficially owned or held represent 8,914,459 shares of common stock and 250,000 shares of common stock issuable upon the exercise of warrants that may be exercised at any time that the holder beneficially owns 4.99% or less of the outstanding common stock. Does not include (i) 1,500,000 shares of common stock issuable upon the exercise of vested warrants that may not be exercised at any time that the holder beneficially owns 4.99% or more of the outstanding common stock or (ii) 6,250,000 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 8,914,459 shares of common stock, (ii) 1,750,000 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time and (iii) 6,250,000 shares of common stock issuable upon the exercise of unvested warrants. Matthew Shaw is the natural control person of Open World, Inc. and may be deemed to have voting and dispositive power with respect to the shares. The business address of Open World, Inc. is 9 Form Lane, Suite 3119, Camana Bay, Grand Cayman KY1-9006, Cayman Islands.

(45)   Shares beneficially owned or held represent 62,265 shares of common stock and 343,137 shares of common stock issuable upon the exercise of warrants that may be exercised at any time. Does not include 881,026 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 46,369 shares of common stock and (ii) 881,026 shares of common stock issuable upon the exercise of unvested warrants.

(46)    Paul Sabourin is the natural control person of Polar Multi-Strategy Master Fund and may be deemed to have voting and dispositive power with respect to the shares. The business address of Polar Multi-Strategy Master Fund is c/o Polar Asset Management Partners Inc., Attn: Operations and Legal Department, 16 York Suite Street, Suite 2900, Toronto, ON, Canada M5J0E6.

(47)    Shares beneficially owned or held represent 7,146,616 shares of common stock and 2,120,000 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time that the holder beneficially owns 4.99% or less of the outstanding common stock. Does not include 13,880,000 shares of common stock issuable upon the exercise of vested warrants that may not be exercised at any time that the holder beneficially owns 4.99% or more of the outstanding common stock. Number of Shares to be offered pursuant to this prospectus consists of (i) 7,146,616 shares of common stock and (ii) 16,000,000 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time. Olaf Carlson-Wee is the natural control person of Polychain Master Fund I LP, and may be deemed to have voting and dispositive power with respect to the shares. The business address of Polychain Master Fund I LP is 548 Market Street, Suite 64275, San Francisco, CA 94104.

(48)    Olaf Carlson-Wee is the natural control person of Polychain Parallel Fund I LP, and may be deemed to have voting and dispositive power with respect to the shares. The business address of Polychain Parallel Fund I LP is 548 Market Street, Suite 64275, San Francisco, CA 94104.

(49)    John Peurifoy is the natural control person of Pretty Good Stuff Inc. and may be deemed to have voting and dispositive power with respect to the shares. The business address of Pretty Good Stuff Inc. is 1614 N Atlantic Ave., Daytona Beach, FL 32118.

(50)    Shares beneficially owned or held represent 3,000 shares of common stock. Number of Shares to be offered pursuant to this prospectus consists of 17,500 shares of common stock issuable upon the exercise of unvested warrants. Thomas S. Dooley is the natural control person of Principled Solutions, Inc. and may be deemed to have voting and dispositive power with respect to the shares. The business address of Principled Solutions, Inc. is 1107 West Bay Drive NW, Suite 201, Olympia, WA 98502.

(51)    Carlo Civelli is the natural control person of Professional Trading Services S.A. and may be deemed to have voting and dispositive power with respect to the shares. The business address of Professional Trading Services S.A. is c/o Niconsult GmbH, Usteristrasse 9, Zürich, Switzerland 8001.

(52)    Philipp Kallerhoff is the natural control person of Protos Cryptocurrency Fund Ltd., and may be deemed to have voting and dispositive power with respect to the shares. The business address of Protos Cryptocurrency Fund Ltd. is c/o Bridgestream Limited, One Nexus Way, Camana Bay, Grand Cayman KY1-1205, Cayman Islands.

(53)    Number of Shares to be offered pursuant to this prospectus consists of 450,000 shares of common stock issuable upon the exercise of unvested warrants. Ali Panjwani is the natural control person of Pryor Cashman LLP and may be deemed to have voting and dispositive power with respect to the shares. The business address of Pryor Cashman LLP is 7 Times Square, 40th Floor, New York, NY 10036.

(54)     Shares beneficially owned or held represent 400,000 shares of common stock issuable upon the exercise of warrants that may be exercised at any time. Does not include 600,000 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 400,000 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time and (ii) 600,000 shares of common stock issuable upon the exercise of unvested warrants. Wayne Andrews is the natural control person of RCA Financial Partners Inc. and may be deemed to have voting and dispositive power with respect to the shares. The business address of RCA Financial Partners Inc. is 1241 Darlington Oak Cir NE, Saint Petersburg, FL 33703.

(55)    Shares beneficially owned or held represent 2,799,738 shares of common stock issuable upon the exercise of warrants that may be exercised at any time. Does not include 12,160 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 2,799,738 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time and (ii) 12,160 shares of common stock issuable upon the exercise of unvested warrants. Byron Roth and Gordon Roth are the natural control persons of Roth Capital Partners, LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of Roth Capital Partners, LLC is 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660.

(56)    Seung Soo Kim is the natural control person of SENTINEL CREST LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of SENTINEL CREST LLC is 17269 Greenwood Pl N, Shoreline, WA 98133.

(57)    Seth Ginns is the natural control person of Series F Liquid Opportunities LP and may be deemed to have voting and dispositive power with respect to the shares. The business address of Series F Liquid Opportunities is 5 Bryant Park, Suite 1003, New York, NY 10018.

(58)    Shares beneficially owned or held represent 1,500,000 shares of common stock and 8,050,000 shares of common stock issuable upon the exercise of warrants that may be exercised at any time that the holder beneficially owns 4.99% or less of the outstanding common stock. Does not include (i) 75,659,241 shares of common stock issuable upon the exercise of vested warrants that may not be exercised at any time that the holder beneficially owns 4.99% or more of the outstanding common stock or (ii) 4,687,500 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 1,500,000 shares of common stock, (ii) 83,709,241 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time and (iii) 4,687,500 shares of common stock issuable upon the exercise of unvested warrants.

(59)    Mickhale Green is the natural control person of Shuttle Protocol LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of Shuttle Protocol LLC is 2247 Park Manor View, Snellville, GA, 30078.

(60)    Adam Hagfors is the natural control person of Silverview Special Situations Lending Corporate Warrants LP and may be deemed to have voting and dispositive power with respect to the shares. The business address of Silverview Special Situations Lending Corporate Warrants LP is 100 South Ashley Drive, Suite 600, Tampa, FL 33602.

(61)    Shares beneficially owned or held represent 8,798,073 shares of common stock and 375,000 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time that the holder beneficially owns 4.99% or less of the outstanding common stock. Does not include 7,375,000 shares of common stock issuable upon the exercise of vested warrants that may not be exercised at any time that the holder beneficially owns 4.99% or more of the outstanding common stock. Number of Shares to be offered pursuant to this prospectus consists of (i) 8,798,073 shares of common stock and (ii) 7,750,000 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time.

George Alexander is the natural control person of SLN Capital Limited and may be deemed to have voting and dispositive power with respect to the shares. The business address of SLN Capital Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands VG1110.

(62)    Kevin DeWhitt is the natural control person of Starve Ups Fund II, LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of Starve Ups Fund II, LLC is 13384 River Road NE Gervais, OR 97026.

(63)    Shares beneficially owned or held represent 16,875 shares of common stock and 9,615 shares of common stock issuable upon the exercise of warrants that may be exercised at any time. Does not include 24,637 shares of common stock issuable upon the exercise of unvested warrants. Number of Shares to be offered pursuant to this prospectus consists of (i) 1,296 shares of common stock and (ii) 24,637 shares of common stock issuable upon the exercise of unvested warrants.

(64)    Milton R. Stewart is the natural control person of the Stewart Family Trust dtd 10/14/04, as Amended & Restated 4/3/20 and may be deemed to have voting and dispositive power with respect to the shares. The business address of the Stewart Family Trust dtd 10/14/04, as Amended & Restated 4/3/20 is 11010 Harbor Hill Drive, #B-308, Gig Harbor, WA 98332.

(65)    Shares beneficially owned or held represent 7,914,232 shares of common stock and 1,306,782 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time that the holder beneficially owns 4.99% or less of the outstanding common stock. Does not include 106,475,038 shares of common stock issuable upon the exercise of vested warrants that may not be exercised at any time that the holder beneficially owns 4.99% or more of the outstanding common stock. Number of Shares to be offered pursuant to this prospectus consists of 107,781,820 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time. The directors of Story Foundation, Matthew Shaw, Seung Soo Gatsby Kim and Glenn Kennedy, collectively have voting and dispositive power over the shares. All three disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein, if any. The business address of Story Foundation is 3119 9 Forum Lane, PO Box 144, Camana Bay KY1-9006, Cayman Islands.

(66)    Tony Dong is the natural control person of Syncracy Master Fund I Ltd and may be deemed to have voting and dispositive power with respect to the shares. The business address of Syncracy Master Fund I Ltd is 99 Hudson Street, Floor 5, New York, NY 10013.

(67)    Shares beneficially owned or held represent 4,964,422 shares of common stock and 4,420,000 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time that the holder beneficially owns 4.99% or less of the outstanding common stock. Does not include 7,163,651 shares of common stock issuable upon the exercise of vested warrants that may not be exercised at any time that the holder beneficially owns 4.99% or more of the outstanding common stock. Number of Shares to be offered pursuant to this prospectus consists of (i) 4,964,422 shares of common stock and (ii) 11,583,651 shares of common stock issuable upon the exercise of vested warrants that may be exercised at any time.

(68)    Ryan Price and Raghav Chopra are the natural control persons of Tephra Digital Master Fund Ltd. and may be deemed to have voting and dispositive power with respect to the shares. The business address of Tephra Digital Master Fund Ltd. is c/o Tephra Digital LLC, 33 Irving Place, 7th Floor, New York, NY 10003.

(69)    Shares beneficially owned or held represent 532,461 shares of common stock. Number of Shares to be offered pursuant to this prospectus consists of (i) 532,461 shares of common stock and (ii) 8,905,393 shares of common stock issuable upon the exercise of unvested warrants. Peter Bortel is the natural control person of Tiburon Opportunity Fund L.P. and may be deemed to have voting and dispositive power with respect to the shares. The business address of Tiburon Opportunity Fund L.P. is 13313 Point Richmond Beach Road NW, Gig Harbor, WA 98332.

(70)    Malcolm Fairbairn is the natural control person of Transcend Partners, LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of Transcend Partners, LLC is 3972 Happy Valley Road, Lafayette, CA 94549.

(71)    Shares beneficially owned or held represent 1,362,770 shares of common stock. Number of Shares to be offered pursuant to this prospectus consists of (i) 3,746 shares of common stock and (ii) 71,180 shares of common stock issuable upon the exercise of unvested warrants. Andrew Haag and Robert Haag are the natural control persons of Unicorn Capital Partners LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of Unicorn Capital Partners LLC is 1688 Meridian Avenue, Suite 700, Miami Beach, FL 33138.

(72)    Stephan Dalal is the natural control person of Vicelife Ventures LLC and may be deemed to have voting and dispositive power with respect to the shares. The business address of Vicelife Ventures LLC is 7901 4th Street N #16171, St. Petersburg, FL 33702.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of certain warrants previously issued to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The Selling Stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•        on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•        in the over-the-counter market;

•        in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•        through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        short sales made after the date the registration statement, of which this prospectus forms a part, is declared effective by the SEC;

•        agreements between broker-dealers and the selling security holders to sell a specified number of such shares at a stipulated price per share;

•        a combination of any such methods of sale; and

•        any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the Selling Stockholders may transfer the shares of common stock by other means not described in this prospectus. If the Selling Stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the Warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In addition, a Selling Stockholder that is an entity may elect to make an in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a Selling Stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the Selling Stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon by Pryor Cashman LLP, New York, New York.

EXPERTS

The consolidated financial statements of Heritage Distilling Holding Company, Inc. as of December 31, 2024 and 2023 and for the years then ended have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph regarding our ability to continue as a going concern, appearing herein. Such consolidated financial statements are included in this prospectus and registration statement in reliance upon the report of Marcum LLP appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document is not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. You may inspect the registration statement and its exhibits and schedules and other information on SEC’s website at www.sec.gov.

We also maintain a website at www.heritagedistilling.com, at which you may access our SEC filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. You may also request a copy of these filings, at no cost, by writing to us at 9668 Bujacich Road, Gig Harbor, Washington 98332, or telephoning us at (253) 509-0008.

HERITAGE DISTILLING HOLDING COMPANY, INC.
CONSOLIDATED FINANCIAL STATEMENTS

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Balance Sheets
(unaudited)

	June 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash	$185,953	$453,162
Accounts Receivable	210,708	638,890
Inventory	2,315,452	2,471,567
Other Current Assets	391,899	355,928
Total Current Assets	3,104,012	3,919,547

Long Term Assets
Property and Equipment, net of Accumulated Depreciation	4,832,975	5,449,412
Operating Lease Right-of-Use Assets, net	3,284,292	3,303,158
Investment in Flavored Bourbon LLC	14,285,222	14,285,222
Intangible Assets (Note 8)	403,165	421,151
Goodwill (Note 8)	589,870	589,870
Other Long Term Assets	38,565	31,666
Total Long Term Assets	23,434,089	24,080,479
Total Assets	$26,538,101	$28,000,026

LIABILITIES & STOCKHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities
Accounts Payable	$6,881,484	$4,979,353
Accrued Payroll	1,808,650	950,974
Accrued Tax Liability	1,611,678	1,535,628
Other Current Liabilities	760,950	1,253,052
Operating Lease Liabilities, Current	1,208,917	1,131,545
Notes Payable, Current	3,989,991	3,758,595
Accrued Interest	181,057	202,367
Total Current Liabilities	16,442,727	13,811,514

Long Term Liabilities
Operating Lease Liabilities, net of Current Portion	2,698,046	2,810,015
Notes Payable, net of Current Portion	8,989,438	9,482,339
Accrued Interest, net of Current Portion	1,167,414	977,316
Other Long Term Liabilities	127,075	127,075
Total Long-Term Liabilities	12,981,973	13,396,745
Total Liabilities	29,424,700	27,208,259

Commitments and Contingencies (Note 10)

Stockholders’ Equity/(Deficit)
Preferred Stock – par value $0.0001 per share, 5,000,000 shares authorized:
Series A Convertible, 500,000 shares designated; 210,700 and 494,840 shares issued and outstanding as of June 30, 2025 and December 31, 2024	21	49
Series B Convertible, 850,000 and 0 shares designated; 744,354 and 0 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	74	—
Common Stock, par value $0.0001 per share; 490,000,000 shares authorized; 12,727,886 and 5,273,611 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	1,299	556
Additional Paid-In-Capital	81,574,150	74,925,180
Accumulated Deficit	(84,462,143)	(74,134,018)
Total Stockholders’ Equity/(Deficit)	(2,886,599)	791,767
Total Liabilities & Stockholders’ Equity/(Deficit)	$26,538,101	$28,000,026

The accompanying notes are an integral part of these condensed consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Statement of Operations
(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
NET SALES
Products	$1,060,443	$1,444,035	$1,898,498	$2,675,858
Services	261,379	398,280	515,307	872,616
Total Net Sales	1,321,822	1,842,315	2,413,805	3,548,474

COST OF SALES
Products	1,082,943	1,097,898	1,897,152	2,311,463
Services	11,791	(3,380)	17,680	80,677
Total Cost of Sales	1,094,734	1,094,518	1,914,832	2,392,140
Gross Profit	227,088	747,797	498,973	1,156,334

OPERATING EXPENSES
Sales and Marketing	1,971,923	1,297,796	3,287,310	2,487,650
General and Administrative	4,904,126	1,747,694	6,311,802	3,193,246
Total Operating Expenses	6,876,049	3,045,490	9,599,112	5,680,896
Operating Loss	(6,648,961)	(2,297,693)	(9,100,139)	(4,524,562)

OTHER INCOME/(EXPENSE)
Interest Expense	(595,309)	(634,650)	(1,118,522)	(1,235,656)
Gain on Investment	—	—	—	3,421,222
Change in Fair Value of Convertible Notes	—	9,615,837	—	9,044,748
Change in Fair Value of Warrant Liabilities	—	1,274,812	—	1,705,020
Change in Fair Value of Contingency Liability	—	457,127	—	457,127
Other Income/(Expense)	(47,686)	218	(106,342)	592
Total Other Income/(Expense)	(642,995)	10,713,344	(1,224,864)	13,393,053
Income/(Loss) Before Income Taxes	(7,291,956)	8,415,651	(10,325,003)	8,868,491
Income Taxes	(3,122)	(9,150)	(3,122)	(9,150)
Net Income/(Loss)	$(7,295,078)	$8,406,501	$(10,328,125)	$8,859,341

Net Income/(Loss) Per Share, Basic	$(0.77)	$19.90	$(1.16)	$20.97

Weighted Average Common Shares Outstanding, Basic	11,000,519	421,799	10,335,057	421,799

Net Income/(Loss) Per Share, Diluted (See Note 13)	$(0.77)	$1.29	$(1.16)	$(2.44)

Weighted Average Common Shares Outstanding, Diluted	11,000,519	4,573,063	10,335,057	4,573,063

The accompanying notes are an integral part of these condensed consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Statements of Stockholders’ Equity/(Deficit)
(unaudited)

	Common Stock		Preferred Stock – Series A		Preferred Stock – Series B		Additional Paid-in Capital	Accumulated Equity/ (Deficit)	Total Stock- holders’ Equity/ (Deficit)
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value
Beginning Balance March 31, 2025	6,921,564	$721	494,840	$49	167,981	$17	$76,837,302	$(77,167,065)	$(328,976)
Private Placement of Series B Preferred Stock (and warrants) (See Note 7)	—	—	—	—	111,200	11	1,111,990	—	1,112,001
ELOC Agreement Sales of Common Stock	1,107,439	111	—	—	—	—	497,537	—	497,648
Exercise of Prepaid Warrants to Purchase Common Stock	1,815,999	182	—	—	—	—	(182)	—	—
Exercise of Common Warrants to Purchase Common Stock	109,945	11	—	—	—	—	(11)	—	—
Exchange of Prepaid Warrants to Purchase Common Stock for Series B Preferred Stock	—	—	—	—	55,917	4	(4)	—	—
Exchange of Series A Preferred Stock and Related Warrants for Series B Preferred Stock	—	—	(284,140)	(28)	409,256	42	(14)	—	—
RSUs Vested	2,772,939	275	—	—	—	—	(275)	—	—
RSU Share-based Compensation	—	—	—	—	—	—	3,127,807	—	3,127,807
Net Income/(Loss)	—	$—	—	—	—	—	—	(7,295,078)	(7,295,078)
Ending Balance June 30, 2025	12,727,886	$1,299	210,700	$21	744,354	$74	$81,574,150	$(84,462,143)	$(2,886,599)
	Common Stock		Preferred Stock – Series A		Preferred Stock – Series B		Additional Paid-in Capital	Accumulated Equity/ (Deficit)	Total Stock- holders’ Equity/ (Deficit)
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value
Beginning Balance December 31, 2024	5,273,611	$556	494,840	$49	—	$—	$74,925,181	$(74,134,018)	$791,767
Private Placement of Series B Preferred Stock (and warrants) (See Note 7)	—	—	—	—	279,181	28	2,791,782	—	2,791,810
Exercise of ELOC Commitment Warrant	67,162	7	—	—	—	—	60	—	67
ELOC Agreement Sales of Common Stock	1,437,453	144	—	—	—	—	729,930	—	730,074
Exercise of Prepaid Warrants to Purchase Common Stock	3,066,776	307	—	—	—	—	(307)	—	—
Exercise of Common Warrants to Purchase Common Stock	109,945	11	—	—	—	—	(11)	—	—
Exchange of Prepaid Warrants to Purchase Common Stock for Series B Preferred Stock	—	—	—	—	55,917	4	(4)	—	—
Exchange of Series A Preferred Stock and Related Warrants for Series B Preferred Stock	—	—	(284,140)	(28)	409,256	42	(14)	—	—
RSUs Vested	2,772,939	275	—	—	—	—	(275)	—	—
RSU Share-based Compensation	—	—	—	—	—	—	3,127,807	—	3,127,807
Net Income/(Loss)	—	—	—	—	—	—	—	(10,328,125)	(10,328,125)
Ending Balance June 30, 2025	12,727,886	$1,299	210,700	$21	744,354	$74	$81,574,150	$(84,462,143)	$(2,886,599)

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Statements of Stockholders’ Equity/(Deficit) — (Continued)
(unaudited)

	Common Stock		Preferred Stock – Series A		Additional Paid-in Capital	Accumulated Equity/ (Deficit)	Total Stockholders’ Equity/ (Deficit)
	Number of Shares	Par Value	Number of Shares	Par Value
Beginning Balance March 31, 2024	432,442	$72	—	$—	$31,421,948	$(74,391,636)	$(42,969,616)
Acquisition of Thinking Tree Spirits	14	—	—	—	—	—	—
Preferred Stock Issued	—	—	183,000	18	1,550,982	—	1,551,000
Shares Repurchased	(14)	—	—	—	(2,430)	—	(2,430)
Warrants Issued	—	—	—	—	279,000	—	279,000
Warrants Exercised	9,493	—	—	—	—	—	—
Net Income/(Loss)	—	—	—	—	—	8,406,501	8,406,501
Ending Balance June 30, 2024	441,935	$72	183,000	$18	$33,249,500	$(65,985,135)	$(32,735,545)
	Common Stock		Preferred Stock – Series A		Additional Paid-in Capital	Accumulated Equity/ (Deficit)	Total Stockholders’ Equity/ (Deficit)
	Number of Shares	Par Value	Number of Shares	Par Value
Beginning Balance December 31, 2023	381,484	$67	—	$—	$31,421,953	$(74,844,476)	$(43,422,456)
Acquisition of Thinking Tree Spirits	50,972	5	—	—	(5)	—	—
Preferred Stock Issued	—	—	183,000	18	1,550,982	—	1,551,000
Shares Repurchased	(14)	—	—	—	(2,430)	—	(2,430)
Warrants Issued	—	—	—	—	279,000	—	279,000
Warrants Exercised	9,493	—	—	—	—	—	—
Net Income/(Loss)	—	—	—	—	—	8,859,341	8,859,341
Ending Balance June 30, 2024	441,935	$72	183,000	$18	$33,249,500	$(65,985,135)	$(32,735,545)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the Six Months Ended June 30,
	2025	2024
Net Income/(Loss)	$(10,328,125)	$8,859,341
Adjustments to Reconcile Net Income/(Loss) to Net Cash Used in Operating Activities:
Depreciation Expense	570,456	655,262
Amortization of operating lease right-of-use assets	200,727	257,470
Loss on disposal of property and equipment	8,661	27,311
Gain on Investment	—	(3,421,222)
Change in Fair Value of Convertible Notes	—	(9,044,748)
Change in Fair Value of Warrant Liabilities	—	(1,705,020)
Change in Fair Value of Contingency Liabilities	—	(457,127)
Non-cash Interest Expense	207,282	163,318
Non-cash Share-based Compensation	3,127,807	—

Changes in Operating Assets and Liabilities:
Accounts Receivable	428,182	254,581
Inventory	156,115	(522,335)
Other Current Assets	(35,971)	112,611
Other Long Term Assets	(6,900)	—
Accounts Payable	1,902,131	339,235
Other Current Liabilities	441,625	(593,197)
Operating Lease Liabilities	(216,457)	(308,089)
Net Cash Used in Operating Activities	(3,544,467)	(5,382,609)

Cash Flow from Investing Activities
Proceeds from Purchase of Thinking Tree Spirits	—	5,090
Purchase of Property and Equipment	(28,596)	(292,000)
Proceeds from Sale of Asset	83,902	—
Net Cash Provided by/(Used in) Investing Activities	55,306	(286,910)

Cash Flow from Financing Activities
Proceeds from Notes Payable	—	438,914
Proceeds from Whiskey Notes (including proceeds from related party Whiskey Notes of $0 and $1,433,000 for the six months ended June 30, 2025 and 2024, respectively)	—	3,655,870
Repayment of Notes Payable	(300,000)	(85,774)
Common Stock Shares Repurchased	—	(2,430)
Proceeds from Private Placement of Series A Preferred Stock (and warrants)		1,830,000
Proceeds from Private Placement of Series B Preferred Stock (and warrants) (Note 7)	2,791,810	—
Proceeds from ELOC Sales of Common Stock	730,074	—
Proceeds from Warrants Exercised	67	—
Deferred Transaction Costs associated with S-1 Filing	—	(92,326)
Net Cash Provided by/(Used in) Financing Activities	3,221,951	5,744,254
Net Increase/(Decrease) in Cash	(267,209)	74,735
Cash – Beginning of Period	453,162	76,878
Cash – End of Period	$185,953	$151,613

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Statements of Cash Flows — (Continued)
(unaudited)

	For the Six Months Ended June 30,
	2025	2024
Supplemental Cash Flow Information related to Interest Paid & Income Taxes Paid:
Cash Paid during the Period for:
Interest Expense	$911,240	$1,072,338
Income Tax Expense	$3,122	$9,150

Supplemental Schedule of Non-cash Investing and Financing Activities:
Series B Preferred Stock Issued in Exchange for Series A Preferred Stock	$4,092,567	$—
Series B Preferred Stock Issued in Exchange for Prepaid Warrants	$559,180	$—
Exercise of Prepaid Warrants to Purchase Common Stock	$11	$—
Exercise of Common Warrants to Purchase Common Stock	$7	$—
Exchange of Prepaid Warrants to Purchase Common Stock for Series B Preferred Stock	$4	$—
Exchange of Series A Preferred Stock and Related Warrants for Series B Preferred Stock	$42	$—
RSUs Vested	$275	$—
Right-of-use Assets Obtained in Exchange for New Operating Lease Liabilities	$181,861	$—
Transaction Costs Associated with S-1 Filing in Accounts Payable and Other Current Liabilities	$—	$246,308

The accompanying notes are an integral part of these condensed consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION

Description of operations — Heritage Distilling Holding Company, Inc. (“HDHC” or the “Company”) is a Delaware corporation, for the purpose of investing in, managing, and/or operating businesses that are engaged in the production, sale, or distribution of alcoholic beverages. The Company is headquartered in Gig Harbor, Washington and has one wholly owned subsidiary, Heritage Distilling Company, Inc. (“HDC”), that is included in the condensed consolidated financial statements.

HDC has operated since 2011 as a craft distillery making a variety of whiskeys, vodkas, gins and rums as well as Ready-to-Drink (“RTD”) beverages and operates distillery tasting rooms in Washington and Oregon.

Initial Public Offering — On November 25, 2024, the Company closed an initial public offering (“IPO”) of 1,687,500 shares of common stock at $4.00 per share. Concurrently, the Company also closed a private offering of 382,205 common warrants to purchase shares of common stock with an exercise price of $0.01 per share at $3.99 per warrant. (See Note 7.)

Registration of Common Stock — On January 24, 2025, the Company filed a Form S-1 Registration Statement under the Securities Act of 1933 to register up to a maximum of 5,000,000 shares of common stock and 67,162 shares of common stock issuable upon the exercise of the Commitment Warrants of the up to $15,000,000 aggregate gross purchase price of shares of common stock (the “ELOC Shares”) that have been or may be issued by us to the ELOC Investor (the “Investor”) pursuant to the Securities Purchase Agreement, dated as of January 23, 2025, between the Company and the Investor (the “ELOC Purchase Agreement”), establishing a committed equity facility (the “Facility” or “Equity Line of Credit”). The 67,162 shares of common stock issuable to the Investor upon the exercise of a stock purchase warrant with an exercise price of $0.001 per share (the “Commitment Warrants”) were issued pursuant to the ELOC Purchase Agreement that the Company and the Investor entered into in a letter agreement dated January 23, 2025 under which the Investor shall not be allowed to exercise the Commitment Warrants for a number of shares of common stock that would give it and its affiliates beneficial ownership of an amount of common stock greater than 1% of the total outstanding common stock after giving effect to such conversion. In February 2025, the Investor exercised the Commitment Warrants for $67.

On June 13, 2025, the Company filed a Form S-1 Registration Statement under the Securities Act of 1933 to register up to a maximum of an additional 10,000,000 ELOC Shares (the “June 2025 ELOC Registration Statement”), for an aggregate of 15,000,000 ELOC Shares available under the ELOC Purchase Agreement, which was approved by the shareholders on June 24, 2025.

Business Combination Agreement — On December 9, 2022, the Company entered into a business combination agreement (as amended, the “Business Combination Agreement”) with a publicly-traded special purpose acquisition company (“SPAC”). On May 18, 2023, the Business Combination Agreement was terminated and deferred expenses related to the transaction were expensed. Subsequent to the termination of the Business Combination, the Company successfully consummated an initial public offering (“IPO”) on November 25, 2024.

Basis of Presentation — The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the Company’s wholly-owned subsidiary. All intercompany transactions and balances have been eliminated in the consolidation process. Certain accounts relating to the prior year have been reclassified to conform to the current period’s presentation. These reclassifications had no effect on the net income/(loss) or net assets as previously reported.

Stock Split — On May 11, 2024, the Board and Stockholders of the Company approved, and on May 14, 2024 the Company effected, a .57-for-1 reverse stock split. All share and per share numbers included in these financial statements as of and for all periods presented reflect the effect of that stock split unless otherwise noted.

Unaudited Interim Financial Information — The accompanying condensed consolidated balance sheet as of June 30, 2025, the condensed consolidated statement of operations and the condensed consolidated statements of stockholders’ deficit, for the three and six months ended June 30, 2025 and 2024, and the condensed

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

consolidated statement of cash flows for the six months ended June 30, 2025 and 2024 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2025 and the results of its operations for the three and six months ended June 30, 2025 and 2024 and cash flows for the six months ended June 30, 2025 and 2024. The financial data and other information disclosed in these notes related to the three and six months ended June 30, 2025 and 2024 are also unaudited. The results for the three and six months ended June 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2024, any other interim periods, or any future year or period.

The accompanying consolidated balance sheet as of December 31, 2024 has been derived from the Company’s audited consolidated financial statements for the year ended December 31, 2024. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2024 included elsewhere in this registration statement.

Liquidity and Going Concern — The accompanying condensed consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern. The Company’s recurring net losses, negative working capital, increased accumulated deficit and stockholders’ deficit, raise substantial doubt about its ability to continue as a going concern. During the three months ended June 30, 2025, the Company recorded net (loss) of approximately $(7.3) million. During the six months ended June 30, 2025, the Company recorded net (loss) of approximately $(10.3) million. During the six months ended June 30, 2025, the Company reported net cash used in operations of approximately $3.5 million. On June 30, 2025, the accumulated deficit was approximately $84.5 million and the stockholders’ deficit was approximately $2.9 million. In connection with these condensed consolidated financial statements, management evaluated whether there were conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to meet its obligations as they become due within one year from the date of issuance of these condensed consolidated financial statements. Management assessed that there were such conditions and events, including a history of recurring operating losses, and negative cash flows from operating activities, and significant current debt obligations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of June 30, 2025, the Company believes its current cash balances coupled with anticipated cash flow from operating activities may not be sufficient to meet its working capital requirements for at least one year from the date of the issuance of the accompanying condensed consolidated financial statements. The Company has the ability to raise additional funds by issuing equity or equity-linked securities, including through the equity line of credit (ELOC) finalized in February 2025 or the sale of additional shares of Series B Preferred Stock, or other securities or instruments (See Notes 7 and 14). In addition, management is in discussion with additional third parties about different financing options unrelated to the ELOC or Series B Preferred Stock that would make the use of those securities instruments no longer necessary. The Company is evaluating different term sheets to evaluate the best path forward.

Subsequent to June 30, 2025, on August 11, 2025, the Company entered into subscription agreements and on August 15, 2025 the Company closed on the Offering with certain institutional and accredited investors (collectively the “Investors”) for a private placement of an aggregate of 183,478,891 shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and pre-funded warrants (the “Pre-Funded Warrants”) to acquire in the aggregate up to 186,900,000 shares of Common Stock. The purchase price for the Shares was $0.6043 per share (the “Share Price”) and the purchase price for the Pre-Funded Warrants was equal to the Share Price less $0.0001, or $0.6042 per Pre-Funded Warrant. In connection with the announcement of the Offering, the Company announced the launch of its digital asset treasury reserve strategy, effective upon the closing of the Offering, pursuant to which the Company plans to use $IP Tokens as its primary treasury reserve asset on an ongoing basis. The is no assurance that the Company will be able to close on this transaction, or that if it does close the transaction, that it will be with substantially the same terms as described herein. If the transaction closes, the Company will disclose the final details in a related 8-K filing.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Risks and Uncertainties

Global Conflict, International Relations and Market Reactions

Management continues to monitor the changing landscape of global conflicts, international relations and related market responses, and their potential impacts on its business. The most recent of these concerns are the announcements of tariffs by the United States on imports from several countries around the world, and the corresponding countervailing tariffs announced by those impacted countries as a result. The scale and reach of the trade war initially impacted the public markets negatively and escalated the war of words and saber rattling between the United States and its primary economic adversaries, further elevating tensions. A direct result of the tariffs at this moment is the reported lack of cargo ships on the water between Asia and ports of call in the United States, indicating a possible supply shortage in the coming months for many items.

In addition, escalating tensions and violence in the middle east, led by strikes from, and retaliatory strikes upon, Yemen create further uncertainty. The very recent escalation of armed conflict between India and Pakistan is adding to this uncertainty, and is particularly concerning given that India stands to become a significant trade partner as the United States attempts to force domestic companies to invest more inside the United States and diversify the countries from which they seek imports. The ongoing conflict in Ukraine, which caused initial disruptions in the grain, natural gas and fertilizer markets, continues to create uncertainty Because the Company relies on grains for part of its raw inputs, these disruptions could increase the supply costs. However, since the Company sources all its grain from local or known domestic suppliers, management considers that the impact of the Ukraine war is not significant based on the Company’s history and relationship with the existing farmers and growers. The other potential conflict the Company monitors is the threatening military activity between China and Taiwan. The Company used to primarily source its glass bottles from vendors who used suppliers in China. Given the risks associated with tariffs increases, the Company asked its suppliers to begin looking for glass suppliers in other countries, and that effort remains ongoing. Finally, the ongoing standoff and strikes between Israel and Hamas is keeping tensions in the region high, further feeding uncertainty in the markets, impacting prices for fuel, transportation, freight and other related items.

Inflation

While reports of the core inflation rate subsiding are positive, unknown unreported inflation from the recently announced tariffs and resulting tariff war could increase overall costs across the country as the markets attempt to react to supply disruptions and additional costs. This could put cost pressure on the Company faster than it can raise prices on its products. In such cases the Company could lose money on products, or its margins or profits could decline. In other cases, consumers may choose to forgo making purchases that they do not deem to be essential, thereby impacting the Company’s growth plans. Likewise, labor pressures could continue to increase as employees become increasingly focused on their own standard of living, putting upward labor costs on the Company before the Company has achieved some or all of its growth plans. Management continues to focus on cost containment and is monitoring the risks associated with inflation and will continue to do so for the foreseeable future.

U.S. Government and State Legislative Items

Congress is currently debating a large multi-year tax package. It is unclear at this time what the scale of those tax changes will be and how they would impact the Company. Further, state legislatures have completed much of their legislative agenda items for 2025, including significant tax increases in Washington state. As many of the bills related to those changed are on the Governor’s desk waiting action, the Company will be monitoring the situation to determine if, or how, such changes might impact the Company.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

Tariffs

In the first quarter of 2025, the Trump administration announced the imposition of 25% tariff on aluminum, which could increase prices for aluminum cans, impacting the input costs for the Company’s RTDs. In late March and early April the Trump administration instituted blanket tariffs of varying amounts on virtually all countries, resulting in market and consumer apprehension and retaliatory tariffs from many nations on American made goods. The Company remains firm that the Company’s exposure to the cost of tariffs on direct inputs remains low, and retaliatory tariffs on American products has no impact on the Company’s current customer base or revenue as the Company does not export. It is too soon to tell what the trickle down or secondary cost impacts will be on the Company’s business operations from the tariffs on imported goods.

The Company’s suppliers source some of the Company’s glass bottles from markets in Asia subject to recent tariff increases announced by the Trump administration in the first quarter of 2025 and April 2025. The Company does not believe these tariffs will materially impact gross margin as these glass bottles are used to make the Company’s most premium and highest priced products. The Company is also working with its glass bottle suppliers to ensure source diversification away from zones subject to the highest levels of tariffs.

The Company sources some labels and printed collateral from suppliers in Canada, and recent tariffs announced by the Trump administration on Canadian imports in the first quarter of 2025 could impact those items. However, these labels and print collateral items typically have a cost ranging from $0.10 to $1.00 each, and because these labels and print items are used for the Company’s most expensive and premium products, the Company does not believe the imposition of tariffs on those items will have a material effect on gross margin for those products. (See Global Conflict, International Relations and Market Reactions discussion above for further context).

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates — The presentation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these condensed consolidated financial statements include the valuation of common stock, common stock warrants, convertible notes, warrant liabilities, and stock options. Results could differ from those estimates. Estimates are periodically reviewed due to changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known.

Fair value measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. The valuation hierarchy contains three levels:
Level 1 —	Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.
Level 2 —

Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the assets or liabilities being measured.

Level 3 —	Valuation inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize observable inputs and minimize unobservable inputs.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In determining the appropriate levels, the Company analyzes the assets and liabilities measured and reported on a fair value basis. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The Company’s financial instruments consist primarily of cash, accounts receivable, inventory and accounts payable. The carrying amount of such instruments approximates fair value due to their short-term nature. The carrying value of long-term debt approximates fair value because of the market interest rate of the debt. The convertible notes and warrant liabilities associated with the Company’s convertible promissory notes are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above.

During the six months ended June 30, 2025 and 2024, there were no transfers between Level 1, Level 2, and Level 3.

Concentrations of credit risk — Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of accounts receivable, accounts payable and bank demand deposits that may, from time to time, exceed Federal Depository Insurance Corporation (“FDIC”) insurance limits. To mitigate the risks associated with FDIC insured limits the Company recently opened an Insured Cash Swap (“ICS”) service account at its primary bank. Under terms of the ICS, when the bank places funds for the Company using ICS, the deposit is sent from the Company’s transaction account into deposit accounts at other ICS Network banks in amounts below the standard FDIC insured maximum of $250,000 for overnight settling. If the Company’s account exceeds the FDIC limit of $250,000 at the end of the business day, funds are automatically swept out by the Company’s bank and spread among partner banks in accounts, each totaling less than $250,000. This makes the Company’s funds eligible for FDIC insurance protection each day. The funds are then swept back into the Company’s account at the beginning of the next business day. The aggregate limit that can be protected for the Company under this program is approximately $150 million.

The Company considers the concentration of credit risk associated with its accounts receivable to be commercially reasonable and believes that such concentration does not result in the significant risk of near-term severe adverse impacts. As of June 30, 2025 and December 31, 2024, the Company had customers that individually represented 10% or more of the Company’s accounts receivable. There were three and two individual customers that together represented 93% and 77% of total accounts receivable, as of June 30, 2025 and December 31, 2024, respectively. There were four and four individual customer accounts that together represented 91% and 75% of total revenue for the three months ended June 30, 2025 and 2024, respectively. There were five and three individual customer accounts that together represented 89% and 57% of total revenue for the six months ended June 30, 2025 and 2024, respectively. There were two and two individual suppliers that represented 26% and 34% of total accounts payable, as of June 30, 2025 and December 31, 2024, respectively.
Concentration of Revenues	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Customer A	37%	14%	28%	—%
Customer B	20%	22%	22%	18%
Customer C	13%	29%	14%	23%
Customer D	—%	—%	13%	—%
Customer E	—%	—%	—%	16%
Customer F	—%	10%	—%	—%
Customer G	21%	—%	12%	—%
	91%	75%	89%	57%

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable — Accounts receivable are reported at net realizable value. Receivables consist of amounts due from distributors. In evaluating the collectability of individual receivable balances, the Company considers several factors, including the age of the balance, the customers’ historical payment history, its credit worthiness and economic trends. There was no allowance for credit losses as of June 30, 2025 and December 31, 2024.

Inventories — Inventories are stated at the lower of cost or net realizable value, with cost being determined under the weighted average method, and consist of raw materials, work-in-process, and finished goods. Costs associated with spirit production and other costs related to manufacturing of products for sale, are recorded as inventory. Work-in-process inventory is comprised of all accumulated costs of raw materials, direct labor, and manufacturing overhead to the respective stage of production. Finished goods and raw materials inventory includes the supplier cost, shipping charges, import fees, and federal excise taxes. Management routinely monitors inventory and periodically writes off damaged and unsellable inventory. There was no valuation allowance as of June 30, 2025 and December 31, 2024.

The Company holds volumes of barreled whiskey, which will not be sold within one year due to the duration of the aging process. Consistent with industry practices, all barreled whiskey is classified as work-in-process inventory and is included in current assets.

Goodwill — Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is not subject to amortization, and instead, assessed for impairment annually at the end of each fiscal year, or more frequently when events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount in accordance with ASC 350 — Intangibles — Goodwill and Other.

The Company has the option to first assess qualitative factors to determine whether events or circumstances indicate it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, in which case a quantitative impairment test is not required.

As provided for by ASU 2017-04, Simplifying the Test for Goodwill Impairment, the quantitative goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired. An impairment loss is recognized for any excess of the carrying amount of the reporting unit over its fair value up to the amount of goodwill allocated to the reporting unit. Income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit are considered when measuring the goodwill impairment loss, if applicable.

Finite-Lived Intangible Assets — Intangible assets are recorded at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets acquired through business combinations are measured at fair value at the acquisition date, and are amortized over estimated useful lives of 6 to 10 years.

Intangible assets with finite lives are comprised of customer relationships and intellectual property and are amortized over their estimated useful lives on an accelerated basis over the projected pattern of economic benefits. Finite-lived intangible assets are reviewed for impairment annually, or more frequently when events or changes in circumstances indicate that it is more likely than not that the fair value has been reduced to less than its carrying amount.

Property and equipment, net of accumulated depreciation — Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets — generally three to twenty years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset’s estimated useful life or the term of the lease. Construction in progress is related to the construction or development of property and equipment that have not yet been placed in service for their intended use. When the asset is available for use, it is transferred from construction in progress to the appropriate category of property and equipment and depreciation on the item commences.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Upon retirement or sale, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statement of operations. Costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized.

Leases — The Company has operating leases for corporate offices, warehouses, distilleries and tasting rooms that are accounted for under ASC 842. The Company determines if an arrangement is a lease at inception. Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from a lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. The Company recognizes lease expense for lease payments on a straight-line basis over the term of the lease. Operating lease ROU assets also include the impact of any lease incentives. An amendment to a lease is assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification. For modified leases, the Company also reassess the lease classification as of the modification’s effective date.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s operating leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environments where the leased asset is located. The incremental borrowing rate is calculated by modeling the Company’s credit rating based on its historic arm’s-length secured borrowing facility and estimating an appropriate credit rating for similar secured debt instruments. The Company’s calculated credit rating on secured debt instruments determines the yield curve used. In addition, an incremental credit spread is estimated and applied to reflect the Company’s ability to continue as a going concern. Using the spread adjusted yield curve with a maturity equal to the remaining lease term, the Company determines the borrowing rates for all operating leases.

The Company’s operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that the Company will exercise that option in the measurement of its operating lease ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the operating lease term. The Company generally uses the base, non- cancelable lease term when determining the operating lease ROU assets and lease liabilities. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

Operating lease transactions are included in operating lease ROU assets, current operating lease liabilities and operating lease liabilities, net of current portion on the consolidated balance sheets.

Impairment of long-lived assets — All of the Company’s long-lived assets held and used are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include: significant underperformance of the business in relation to expectations; significant negative industry or economic trends; and significant changes or planned changes in the use of the assets. When such an event occurs, future cash flows expected to result from the use of the asset and its eventual disposition is estimated. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the difference between the asset’s fair value and its carrying value. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2025 and 2024.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investments/Investment in Flavored Bourbon LLC — Non-marketable equity investments of privately held companies are accounted for as equity securities without readily determinable fair value at cost minus impairment, as adjusted for observable price changes in orderly transactions for identical or similar investment of the same issue pursuant to Accounting Standards Codification (“ASC”) Topic 321 Investments — Equity Securities (“ASC 321”) as the Company does not exert any significant influence over the operations of the investee company.

The Company performs a qualitative assessment at each reporting period considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that the Company considers include but are not limited to: i) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, ii) a significant adverse change in the regulatory, economic, or technological environment of the investee, iii) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, iv) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; and v) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants. If the qualitative assessment indicates that the investment is impaired, a loss is recorded equal to the difference between the fair value and carrying value of the investment.

As of June 30, 2025 and December 31, 2024, the Company had a 12.2% ownership interest in Flavored Bourbon, LLC., respectively, and did not record any impairment charges related to its investment in Flavored Bourbon, LLC for the year ended December 31, 2023. See also Note 10 — Payment Upon Sale of Flavored Bourbon, LLC.

Treasury stock — Treasury stock is shares of the Company’s own stock that have been issued and subsequently repurchased by the Company. Converting outstanding shares to treasury shares does not reduce the number of shares issued but does reduce the number of shares outstanding. These shares are not eligible to receive dividends.

The Company accounts for treasury stock under the cost method. Upon the retirement of treasury shares, the Company deducts the par value of the retired treasury shares from common stock and allocates the excess of cost over par value as a deduction to additional paid-in capital based on the pro-rata portion of additional paid-in-capital, and the remaining excess as an increase to accumulated deficit. Retired treasury shares revert to the status of authorized but unissued shares. All shares repurchased to date have been retired. For the six months ended June 30, 2025 and 2024, the Company repurchased 0 and 14 shares of common stock, respectively.

Revenue recognition — The Company’s revenue consists primarily of the sale of spirits domestically in the United States. Customers consist primarily of direct consumers. The Company’s revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and the obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of a product. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Sales terms do not allow for a right of return unless the product is damaged. Historically, returns have not been material to the Company. Amounts billed to customers for shipping and handling are included in sales. The results of operations are affected by economic conditions, which can vary significantly by time of year and can be impacted by the consumer disposable income levels and spending habits.

Direct to Consumer — The Company sells its spirits and other merchandise directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet (e-commerce).

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Spirits club membership sales are made under contracts with customers, which specify the quantity and timing of future shipments. Customer credit cards are charged in advance of quarterly shipments in accordance with each contract. The Company transfers control and recognizes revenue for these contracts upon shipment of the spirits to the customer.

Tasting room and internet spirit sales are paid for at the time of sale. The Company transfers control and recognizes revenue for the spirits and merchandise when the product is either received by the customer (on-site tasting room sales) or upon shipment to the customer (internet sales).

The Company periodically offers discounts on spirits and other merchandise sold directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet. All discounts are recorded as a reduction of retail product revenue.

Wholesale — The Company sells its spirits to wholesale distributors under purchase orders. The Company transfers control and recognizes revenue for these orders upon shipment of the spirits from the Company’s warehouse facilities. Payment terms to wholesale distributors typically range from 30 to 45 days. The Company pays depletion allowances to its wholesale distributors based on their sales to their customers which are recorded as a reduction of wholesale product revenue. The Company also pays certain incentives to distributors which are reflected net within revenues as variable consideration. The total amount of depletion allowances and sales incentives for three months ended June 30, 2025 and 2024 was $5,971 and $17,383, respectively. The total amount of depletion allowances and sales incentives for six months ended June 30, 2025 and 2024 was $10,020 and $35,489, respectively.

Third Party — The Company produced and sold barreled spirits to Third Party customers who either hold them for investment or who have a plan to use the product in the future once the spirits are finished aging. Third Party Barreled Spirits were paid with a deposit up front, with the remainder billed at the time of completion when the finished spirits were produced and supplied to the customer. In most cases, the barrels are stored during aging for the customer at a fee. As of June 30, 2025 and December 31, 2024, the Company had deferred revenues of $95,610 and $100,099, respectively, included in other current liabilities within the consolidated balance sheets. These performance obligations are expected to be satisfied within one year.

Service revenue — Represents fees for distinct value-added services that the Company provides to third parties, which may include production, bottling, marketing consulting and other services aimed at growing and improving brands and sales. Revenue is billed monthly and earned and recognized over-time as the agreed upon services are completed. The Company recorded 261,379 and $398,280 in service revenue in the condensed consolidated statements of operations for the three months ended June 30, 2025 and 2024, respectively. The Company recorded $515,307 and $872,616 in service revenue in the condensed consolidated statements of operations for the six months ended June 30, 2025 and 2024, respectively. There is no contractually committed service revenue that would give rise to an unsatisfied performance obligation at the end of each reporting period.

The following table presents revenue disaggregated by sales channel:
	For the Three Months Ended June 30		For the Six Months Ended June 30,
	2025	2024	2024	2024
Direct to Consumer	$602,983	$939,170	$1,171,697	$1,681,613
Wholesale	457,460	488,703	726,800	806,860
Third Party	—	16,162	—	187,385
Total Products Net Sales	1,060,443	1,444,035	1,898,497	2,675,858
Services	261,379	398,280	515,307	872,616
Total Net Sales	$1,321,822	$1,842,315	$2,413,805	$3,548,474

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Substantially all revenue is recognized from sales of goods or services transferred when contract performance obligations are met. As such, the accompanying condensed consolidated financial statements present financial information in a format which does not further disaggregate revenue, as there are no significant variations in economic factors affecting the nature, amount, timing, and uncertainty of cash flows.

Excise taxes — Excise taxes are levied on alcoholic beverages by governmental agencies. For imported alcoholic beverages, excise taxes are levied at the time of removal from the port of entry and are payable to the U.S. Customs and Boarder Protection (the “CBP”). For domestically produced alcoholic beverages, excise taxes are levied at the time of removal from a bonded production site and are payable to the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”). These taxes are not collected from customers but are instead the responsibilities of the Company. The Company’s accounting policy is to include excise taxes in “Cost of Sales” within the consolidated statements of operations, which totaled $39,687 and $47,225 for the three months ended June 30, 2025 and 2024, respectively; and $70,263 and $93,067 for the six months ended June 30, 2025 and 2024, respectively.

Shipping and handling costs — Shipping and handling costs of $27,339 and $19,518 were included in “Cost of Sales” within the condensed consolidated statements of operations for the three months ended June 30, 2025 and 2024, respectively. Shipping and handling costs of $81,110 and $109,444 were included in “Cost of Sales” within the condensed consolidated statements of operations for the six months ended June 30, 2025 and 2024, respectively.

Stock-based compensation — The Company measures compensation for all stock-based awards at fair value on the grant date and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest. (See also Note 7: stock options; and, restricted stock units.)

The fair value of stock options granted is estimated on the grant date using the Black-Scholes option pricing model. The Company uses a third-party valuation firm to assist in calculating the fair value of the Company’s stock options. This valuation model requires the Company to make assumptions and judgment about the variables used in the calculation, including the volatility of the Company’s common stock and assumed risk-free interest rate, expected years until liquidity, and discount for lack of marketability. Forfeitures are accounted for and are recognized in calculating net expense in the period in which they occur. Stock-based compensation from vested stock options, whether forfeited or not, is not reversed.

During the six months ended June 30, 2025 and 2024, the Company did not grant any stock option awards. The Company has not granted any stock options since 2019, when the Company’s 2018 Plan was terminated in favor of the 2019 Plan, under which, the Company has granted RSUs. See Note 7. Upon the closing of the Company’s initial public offering (which occurred on November 25, 2024), the 2024 Equity Incentive Plan (the “2024 Plan”) became effective, authorizing the issuance of up to 2,500,000 shares of common stock. On June 24, 2025, the shareholders approved an increase in the number of shares authorized for issuance under the 2024 Plan to up to 5,000,000 shares of common stock. As of June 30, 2025, the Company had made grants of 2,527,500 shares of common stock under the 2024 Plan, and 2,472,500 shares remained authorized for grant.

Stock option awards generally vest on time-based vesting schedules. Stock-based compensation expense is recognized based on the value of the portion of stock-based payment awards that is ultimately expected to vest and become exercisable during the period. The Company recognizes compensation expense for all stock-based payment awards made to employees, directors, and non-employees using a straight-line method, generally over a service period of four years.

Advertising — The Company expenses costs relating to advertising either as costs are incurred or the first time the advertising takes place. Advertising expenses totaled $46,539 and $159,910 for the three months ended June 30, 2025 and 2024, respectively; and $235,834 and $245,187 for the six months ended June 30, 2025 and 2024, respectively, and were included in “Sales and marketing” in the condensed consolidated statements of operations.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes — The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 740, “Income Taxes” for establishing and classifying any tax provisions for uncertain tax positions. The Company’s policy is to recognize and include accrued interest and penalties related to unrecognized tax benefits as a component of income tax expenses. The Company is not aware of any entity level uncertain tax positions.

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enacted date.

Net income/(loss) per share attributable to common stockholders — The Company computed basic net income/(loss) per share attributable to common stockholders by dividing net income/(loss) attributable to common stockholders by the weighted-average number of common stock outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net income/(loss) per common share after giving consideration to all potentially dilutive common stock, including stock options, RSU awards, and warrants to purchase common stock outstanding during the period determined using the treasury-stock method as well as the convertible notes outstanding during the period determined using the if-converted method, except where the effect of including such securities would be antidilutive.

Segment Information — Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision — making group, in deciding how to allocate resources and assess performance. The Company’s CODM is the Chief Executive Officer. The Company operates as one operating segment and uses net income/(loss) as measures of profit or loss on a consolidated basis in making decisions regarding resource allocation and performance assessment. Additionally, the Company’s CODM regularly reviews the Company’s expenses on a consolidated basis. The financial metrics used by the CODM help make key operating decisions, such as allocation of budgets between the following significant segment expenses: cost of revenues; general and administrative; and research and development expenses.

Recent accounting pronouncements — In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires entities to disclose specific rate reconciliations, amount of income taxes separated by federal and individual jurisdiction, and the amount of income/(loss) from continuing operations before income tax expense (benefit) disaggregated between federal, state, and foreign. The new standard is effective for the Company for its annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the statement of operations. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact these standards will have on its financial statements.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 3 — INVENTORIES

Inventories consisted of the following:

	June 30, 2025	December 31, 2024
Finished Goods	$515,422	$461,254
Work-in-Process	815,031	936,181
Raw Materials	984,999	1,074,132
Total Inventory	$2,315,452	$2,471,567

NOTE 4 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	Estimated Useful Lives (in years)	June 30, 2025	December 31, 2024
Machinery and Equipment	5 to 20	$3,405,942	$3,478,062
Leasehold Improvements	Lease term	6,930,585	6,930,585
Computer and Office Equipment	3 to 10	2,452,774	2,460,632
Vehicles	5	274,559	274,559
Construction in Progress	N/A	84,954	84,957
Total Property and Equipment		13,148,814	13,228,795
Less: Accumulated Depreciation		(8,315,839)	(7,779,383)
Property and Equipment, net of Accumulated Depreciation		$4,832,975	$5,449,412

Depreciation expense related to property and equipment for the three months ended June 30, 2025 and 2024 was 273,928 and 334,797 respectively; and for the six months ended June 30, 2025 and 2024 was $570,456 and $655,262 respectively.

NOTE 5 — BORROWINGS

Borrowings of the Company consisted of the following:

	June 30, 2025	December 31, 2024
Silverview Loan	$10,382,438	$10,682,438
PPP Loan	2,269,456	2,269,456
COVID19 TTS Loan	39,247	39,247
City of Eugene	389,875	389,875
Total Notes Payable	13,081,016	13,381,016
Less: Debt Issuance Costs	(101,587)	(140,082)
	$12,979,429	$13,240,934

In March and September 2021, the Company executed a secured term loan agreement and an amendment with Silverview Credit Partners, L.P. (the “Silverview Loan”) for an aggregate borrowing capacity of $15,000,000. The Silverview Loan originally matured on April 15, 2025, which was extended to October 25, 2026 as part of the Silverview Loan modification executed on October 1, 2024. The Silverview Loan accrued interest through the 18-month anniversary of the closing date at (i) a fixed rate of 10.0%, which portion was payable in cash, and (ii) at a fixed rate of 6.5%, which portion was payable in kind and added to the outstanding obligations as principal. Effective on the 19th month anniversary of the closing date, the Silverview Loan accrues interest at a fixed rate

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 5 — BORROWINGS (cont.)

of 15.0% through maturity. Interest payable in cash is required to be repaid on the fifteenth day of each calendar month. The Company had an option to prepay the Silverview Loan with a prepayment premium up to 30.0% of the obligations during the first twenty-four months of the loan, after which time the Company can prepay the loan with no premium due.

The Company is now past that initial twenty-four-month window and can prepay all or some of the outstanding balance without penalty. The Silverview Loan also contained certain financial and other debt covenants that, among other things, imposed certain restrictions on indebtedness, liens, investments and capital expenditures. The financial covenants required that, at the end of each applicable fiscal period as defined pursuant to the Silverview Loan agreement, the Company has either (i) an EBITDA interest coverage ratio up to 2.00 to 1.00, or (ii) a cash interest coverage ratio of not less than 1.25 to 1.00. Commencing with the fiscal quarter ending June 30, 2021, the Company shall maintain liquidity of not less than $500,000. The Silverview Loan may be used for general corporate purposes, including working capital needs and capital expenditures.

As of June 30, 2025 and December 31, 2024, the outstanding balance of the Silverview Loan was $10,382,438 and $10,682,438, respectively.

In 2024, the Company violated various financial and other debt covenants regarding its failure to comply with the financial covenants and to timely furnish its financial statements for the period through June 2024, when the Company reached an agreement in principal (which was finalized and agreed to in October 2024) with Silverview to complete a loan modification of the Silverview Loan in the following ways, which became effective upon the close of the Company’s initial public offering (which occurred on November 25, 2024): 1) extend the maturity date by 18 months to October 25, 2026; 2) recast the amortization schedule to reduce the amount paid each quarter to allow the Company to preserve cash, as follows: $2,050,000 (including December 2024 interest of $182,438) due December 31, 2024 (which was paid $300,000 in January 2025 and $1,750,000 in December 2024), $700,000 due June 30, 2025 (which was deferred to the third quarter of 2025) and then $500,000 due every six months thereafter; 3) increase in the coupon rate from 15% to 16.5% in the month starting after the close of the Company’s initial public offering (which occurred on November 25, 2024), with monthly interest payments remaining in effect; 4) waiver of any past missed amortization payments; 5) waiver of any past missed covenant faults; 6) 1% additional exit fee due at loan payoff; 7) an additional 1% exit fee due at payoff if the Company does not refinance or repay the entire debt by July 30, 2025; 8) the elimination of EBITDA coverage and interest coverage ratio tests; and 9) simplified reporting requirements to match the reporting the Company must make as a public company. The lender had previously agreed to waive any existing covenant compliance matters as of December 31, 2023 and to forbear exercising its rights and remedies under the loan agreement through the date of IPO. The amount due under the Silverview Loan within one year of June 30, 2025 is classified as a current liability, and the amount due subsequent to one year from June 30, 2025 is classified as a non-current liability as of June 30, 2025 as the Maturity Date is October 25, 2026.

In April 2020, the Company was granted a loan under the Paycheck Protection Program (“PPP”) offered by the Small Business Administration (the “SBA”) under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), section 7(a)(36) of the Small Business Act for $3,776,100. The proceeds from the PPP loan may only be used to retain workers and maintain payroll or make mortgage interest, lease and utility payments and all or a portion of the loan may be forgiven if the proceeds are used in accordance with the terms of the program within the 8 or 24-week measurement period. The loan terms require the principal balance and 1% interest to be paid back within two years of the date of the note. In June 2021, the Company’s bank approved forgiveness of the loan of $3,776,100. During the year ended December 31, 2022, the forgiveness was partially rescinded by the SBA and the Company recognized $1,506,644 as other income in the consolidated statements of operations, resulting in $2,269,456 in debt. Under the terms of the PPP loan, the Company has also recorded interest expense on the PPP loan at the rate of 1%, for a total of $5,658 and $5,658 for the three months ended June 30, 2025 and 2024, respectively; $11,254 and $11,254 for the six months ended June 30, 2025 and 2024, respectively. Accrued interest payable on the PPP loan

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 5 — BORROWINGS (cont.)

was $118,509 and $107,255 as of June 30, 2025 and December 31, 2024, respectively. The Company is currently in the process of disputing a portion if not all of the difference. The terms of the agreement state that the Company has 18-24 months to repay the PPP loan.

In 2023, the Company entered into a secured business loan and security agreement with Channel Partners Capital, LLC (“Channel Partners”) (the “2023 Channel Partners Loan”) for an aggregate borrowing capacity of $250,000, of which. $47,104 of proceeds was used to pay off the remaining balance of a previous Channel Partners loan. The 2023 Channel Partners Loan matured and was paid in full on October 5, 2024. During its term the 2023 Channel Partners Loan accrued interest at a fixed rate of 13.34%, and had payments of $16,944, principal plus interest was payable monthly. The Company had an option to prepay the 2023 Channel Partners Loan with a prepayment discount of 5.0%. As of both June 30, 2025 and December 31, 2024, the outstanding balance of the 2023 Channel Partners Loan was $0.

In February 2024, the Company acquired the debt of Thinking Tree Spirits with City of Eugene in the amount of $389,875. (See Note 8.) The City of Eugene loan will mature on May 1. 2028 with an interest rate of 0% through July 31, 2025 and an interest rate of 5% per annum beginning on August 1, 2025. Monthly payments are scheduled to begin on September 1, 2025 in the amount of $6,714, including accrued interest.

In May 2024, the Company raised $100,000 under the terms of an accounts receivable factoring arrangement with a related party. (See Note 12.)

As of July 1, 2024, the Company raised an additional aggregate of $299,667 between two separate investors under the terms of a July 1, 2024 accounts receivable factoring arrangement, including $166,667 from the related party. The Company issued an aggregate of 66,549 five year warrants to purchase common stock at $6.00 per share in conjunction with the July 1, 2024 accounts receivable factoring agreements. (See Note 12.)

In August 2024, the aggregate of $399,667 received from the two separate investors under the terms of the May 2024 and July 2024 factoring agreements, including accrued fees and 66,549 related warrants was exchanged for an aggregate of 44,291 shares of Series A Preferred Stock and 19,983 warrants to purchase shares of common stock at the lesser of $5.00 per share or the price per share at which the common stock is sold in the Company’s initial public offering. (Including $266,667 received from a related party, which was exchanged for 29,661 shares of Series A Preferred Stock, and 13,333 warrants at $5.00 per share.) Upon the November 25, 2024 initial public offering at $4.00 per share, the 19,983 warrants at $5.00 per share were recalculated and reissued as 24,978 warrants at $4.00 per share (and the 13,333 related party warrants at $5.00 per share were recalculated and reissued as 16,666 warrants at $4.00 per share). (See Note 12.)

In July 2024, the Company raised an additional $250,000 from an investor under the terms of a July 2024 accounts receivable factoring arrangement. The Company issued 83,333 five year warrants to purchase common stock at $6.00 per share in conjunction with the July 2024 accounts receivable factoring arrangement (which remain outstanding). As of September 2024, the Company recorded a total liability of $277,000 (including $27,000 of fees) related to this July 2024 factoring agreement, which was exchanged for 27,700 shares of Series A Preferred Stock, including 12,500 warrants to purchase shares of common stock at the lesser of $5.00 per share or the price per share at which the common stock is sold in the Company’s initial public offering. Upon the November 25, 2024 initial public offering at $4.00 per share, the 12,500 warrants at $5.00 per share were recalculated and reissued as 15,625 warrants at $4.00 per share.

As of June 30, 2025, the principal repayments of the Company’s debt measured on an amortized basis of $13,081,016 will be due within five years from the issuance of these condensed consolidated financial statements. The outstanding principal repayments due within the next 12 months of $3,989,991 and 3,758,595, respectively, net of debt issuance costs of $70,574 and 140,082, respectively, was classified as a current liability on the Company’s

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 5 — BORROWINGS (cont.)

consolidated balance sheet as of June 30, 2025 and December 31, 2024. The outstanding principal repayments due after the next 12 months of $8,989,438, net of debt issuance cost of $50,261, was classified as a long-term liability on the Company’s consolidated balance sheet as of June 30, 2025.

The following table represents principal repayments from 2025 and the years through 2029 and thereafter:

Years Ending	Amount
2025	3,544,917
2026	9,230,229
2027	66,789
2028	239,081
2029	—
thereafter	—
$13,081,016

Liabilities for Deferred Revenue — During 2023, the Company entered into a distilled spirits barreling production agreement with a related party for production of 1,200 barrels of distilled spirits over time. There was a prepayment of $1,000,000 made to the Company in January 2023. In March 2024, the agreement was amended to 600 barrels for $500,000, with the then $500,000 excess prepayment used to purchase a Whiskey Note in the principal amount of $672,500, which was subsequently exchanged (upon the consummation of the Company’s initial public offering on November 25, 2024) under the terms of a Subscription Exchange Agreement for common stock in conjunction with the February 29, 2024 exchange of Whiskey Notes for common stock.

NOTE 6 — FAIR VALUE MEASUREMENT

Upon the consummation of the Company’s initial public offering on November 25, 2024, the 2022 and 2023 Convertible Notes; Warrant Liabilities — 2022 and 2023 Convertible Notes; Whiskey Special Ops 2023 Notes; and Warrant Liabilities — Whiskey Special Ops 2023 Notes were all exchanged and reclassified from liabilities to equity. Accordingly, the respective fair values of those liabilities as of both June 30, 2025 and December 31, 2024 was $0,

The following table provides a roll forward of the aggregate fair values of the Company’s financial instruments described above, for which fair value is determined using Level 3 inputs during the six months ended June 30, 2025:

	2022 and 2023 Convertible Notes	Whiskey Special Ops Notes	2022 Notes Warrant Liabilities	Whiskey Special Ops Notes Warrant Liabilities	Acquisition Contingency Liabilities
Balance as of January 1, 2024	$36,283,890	$1,452,562	$794,868	$1,512,692	$—
Issuances	—	3,353,850	—	302,020	584,203
Change in Fair Value	(18,216,803)	9,172,055	89,314	(1,794,334)	(457,127)
Balance as of June 30, 2024	$18,067,087	$13,978,467	$884,182	$20,378	$127,076

There were no financial instruments for which fair value is determined using Level 3 inputs for the six months ended June 30, 2025.

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT)

On May 11, 2024, the Board and Stockholders of the Company approved, and on May 14, 2024 the Company effected, a .57-for-1 reverse stock split. All share and per share numbers included in these condensed consolidated financial statements as of and for all periods presented reflect the effect of that stock split unless otherwise noted.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

On November 25, 2024, the Company consummated its initial public offering (“IPO”) whereby it sold a total of 1,687,500 shares of common stock, at an offer price of $4.00 per share. The Company received net proceeds from the IPO of $5,960,000 after deducting underwriting expenses and commission of $790,000.

Concurrent with the closing of the IPO on November 25, 2024, the Company consummated a private offering, to certain of its existing security holders, of common stock warrants to purchase an aggregate of up to 382,205 shares of common stock (the “Common Warrants”) at an exercise price of $0.01 per share. The Common Warrants were sold in such private placement for a purchase price of $3.99 per Common Warrant, which was equal to the $4.00 price per share at which the common stock was sold in the IPO offering less the $0.01 exercise price. The Company received net proceeds from the private offering of Common Warrants of $1,397,998 after deducting underwriting discounts and commission of $127,000. The Common Warrants are immediately exercisable and will expire five years from the date of issuance. Subject to limited exceptions, a holder of Common Warrants will not have the right to exercise any portion of its Common Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to such exercise. The Company offered the Common Warrants to enable certain existing security holders of the Company that were expected to participate in the offering to maintain their percentage ownership interest in the Company without violating the purchaser concentration rules of Nasdaq applicable to initial public offerings of common stock. The Common Warrants and the shares of common stock issuable upon exercise of such warrants were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and were offered pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

Concurrent with the closing of the IPO on November 25, 2024, any contingencies disclosed above related to the accounting treatment recognizing the conversion of debt to equity for the following private transactions were lifted as a result of the IPO (see Notes 5 and 6):

•        The 2022 and 2023 Convertible Promissory Notes which were previously exchanged for 3,312,148 shares of common stock and 507,394 prepaid warrants to purchase common stock (See Note 12);

•        The 2023 Series — Convertible Whiskey Special Ops 2023 Notes and related warrants which were previously exchanged for 2,399,090 shares of common stock and 546,927 prepaid warrants to purchase common stock (See Note 12);

•        The $399,667 received from the two separate investors under the terms of the May 2024 and July 2024 factoring agreements, including accrued fees and 66,549 related warrants, which was exchanged for an aggregate of 44,291 shares of Series A Preferred Stock and 24,978 warrants to purchase shares of common stock at $4.00 per share (including $266,667 received from a related party, which was exchanged for 29,661 shares of Series A Preferred Stock, and 16,667 warrants). (See Notes 5 and 12.)

•        The $250,000 received from an investor under the terms of a July 2024 accounts receivable factoring agreement, including accrued fees, which was exchanged for 27,700 shares of Series A Preferred Stock, including 15,625 warrants to purchase shares of common stock at $4.00 per share. (See Notes 5 and 12.)

In addition to the Common Warrants discussed above, pursuant to the Underwriting Agreement dated November 21, 2024, by and between the Company and the underwriters named therein (the “Representative”), the Company issued 84,377 of Representative’s Warrants to the Representative with an initial exercise date on or after May 24, 2025, an exercise price of $4.00 per share, and an expiration date of November 21, 2029.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

Common stock — On October 31, 2023, the Company’s Board of Directors and shareholders increased the number of shares the Company is authorized to issue from 3,000,000 shares to 10,000,000 shares, including 9,500,000 shares of common stock and 500,000 shares of Founders Common Stock, par value of $0.0001 per share (which Founders Common Stock had four votes per share). The key terms of the common stocks are summarized below:

Dividends — The holders of common stock and Founders Common Stock are entitled to receive dividends if declared by the Board of Directors. No dividends have been declared since the inception of the Company.

Voting rights — The holders of Founders Common Stock were entitled to four votes for each share of Founders Common Stock and general common stockholders were entitled to one vote for each share of general common stock. The designation of Founders Common Stock was terminated upon the completion of the IPO and now all common stock is treated as general common stock, with each share having one vote.

Upon approval of the April 2024 increase in authorized shares, the 2022 and 2023 Convertible Notes were exchanged (contingent upon the consummation of the Company’s initial public offering) for 3,312,148 additional shares of common stock and 507,394 prepaid warrants; The actual unconditional exchange of the 2022 and 2023 Convertible Notes and reclassification of the aggregate fair value of exchanged notes (of $15,278,168 as of November 25, 2024, (the date of the Company’s initial public offering) was reclassified from Convertible Notes to equity (of Common Stock Par Value of $382 and Paid-in-capital of $15,277,786) under the terms of the Subscription Exchange Agreement upon the closing of the Company’s initial public offering — which occurred on November 25, 2024 and was the remaining prerequisite for the unconditional exchange of the 2022 and 2023 Convertible Notes for equity.

Upon approval of the April 2024 increase in authorized shares, the Whiskey Special Operation Convertible Notes were exchanged (contingent upon the consummation of the Company’s initial public offering, which occurred on November 25, 2024) for 2,399,090 additional shares of common stock and 546,927 prepaid warrants; The actual unconditional exchange of the Convertible Notes and reclassification of the aggregate fair value of exchanged notes (of $11,784,068 as of November 25, 2024, (the date of the Company’s initial public offering) was reclassified from Convertible Notes to equity (of Common Stock Par Value of $295 and Paid-in-capital of $11,783,773) under the terms of the Subscription Exchange Agreement upon the closing of the Company’s initial public offering — which occurred on November 25, 2024) and was the remaining prerequisite for the unconditional exchange of the Whiskey Special Operation Convertible Notes for equity.

As of June 30, 2025, the Company had 12,727,886 shares of common stock issued and outstanding, including the 3,312,148 shares of common stock related to the conversion of the 2022 and 2023 Convertible Notes (comprised of 3,819,542 shares of common stock, net of: 507,394; and subsequently, 1,420,406 additional shares of common stock exchanged for prepaid warrants); and the 2,399,090 shares of common stock related to the conversion of the Whiskey Special Operation Convertible Notes (comprised of 2,946,015 shares of common stock, net of: 546,927; and subsequently, 1,422,265 additional shares of common stock exchanged for prepaid warrants). During the three and six months ended June 30, 2025 and the year ended December 31, 2024, respectively, the Company repurchased 0, 0 and 21 shares of common stock and 1,925,944, 3,243,883 and 317,853 warrants to purchase common stock were exercised.

In the second quarter of 2024, the Company’s Board of Directors and shareholders took certain actions and approved amendments to the Company’s amended and restated certificate of incorporation in preparation for the Company’s initial public offering (which occurred on November 25, 2024) (the “Actions and Amendments”). These Actions and Amendments, included, among other things:

•        filing a second amendment to the Company’s amended and restated certificate of incorporation on April 1, 2024, to increase the Company’s authorized capital stock from 10,000,000 shares to 70,000,000 shares, including 69,500,000 shares of common stock and 500,000 shares of Founders

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

Common Stock. The increase in authorized shares included provision for the additional shares to be issued with the Company’s anticipated IPO, including those discussed in the following paragraphs, and other future equity activities not yet known.

•        filing a third amendment to the Company’s amended and restated certificate of incorporation on May 14, 2024, to further increase the Company’s authorized capital stock to 75,000,000 shares, including 5,000,000 shares of preferred stock.

In the second quarter of 2025, the Company’s Board of Directors and shareholders took certain additional actions and approved an amendment to the Company’s second amended and restated certificate of incorporation (the “Second Quarter 2025 Actions and Amendments”). These Second Quarter 2025 Actions and Amendments included, among other things:

•        filing a Certificate of Amendment to the Certificate of Designations, Preferences, Powers and Rights of the Series B Convertible Preferred Stock on June 12, 2025 to increase the number of authorized shares of Series B Preferred Stock from 750,000 shares to 850,000 shares; and

•        filing a first amendment to the Company’s second amended and restated certificate of incorporation on June 24, 2025 to increase the total number of authorized shares of capital stock of the Company to 495,000,000 shares, consisting of 490,000,000 shares of common stock and 5,000,000 shares of preferred stock, each with a par value of $0.0001 per share.

ELOC Agreement — On January 23, 2025, the Company entered into an equity line of credit purchase agreement (the “ELOC Purchase Agreement”) with an investor (the “ELOC Investor”). Pursuant to the ELOC Purchase Agreement, upon the effectiveness of a related Registration Statement (the “ELOC Registration Statement”) (which was subsequently filed on January 24, 2025) the Company will have the right from time to time (at the Company’s option) to direct the Investor to purchase up to $15,000,000 of the Company’s common stock (subject to certain limitations and conditions. The amount of sales of common stock to the investor under the ELOC Purchase Agreement (the “ELOC Shares”), and the timing of any sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among others, market conditions, the trading price of the Company’s shares and determinations by the Company regarding the use of proceeds from any sale of such ELOC Shares. The net proceeds from any sales under the ELOC Purchase Agreement will depend on the frequency with, and prices at, which the ELOC Shares are sold to the Investor.

Under the terms of the ELOC Purchase Agreement, the Company issued prepaid warrants exercisable to purchase $75,000 worth of common stock priced at the VWAP per share for the trading day preceding the date such documents are executed (the “Commitment Warrants”). The Commitment Warrants had an exercise price of $0.001 per share and could not be exercised if such exercise into common stock, when combined with other common stock owned by Investor, would cause its ownership to exceed 4.99% of the Company’s overall outstanding common stock. Upon exercise of the Commitment Warrants, the resulting shares shall be called “Commitment Shares”. The Investor agreed not to sell more of such Commitment Shares in any one trading day than is equal to seven percent (7%) of the total trading volume on the day such Commitment Shares are sold. Such warrants were issued to the Investor as consideration for its entry into the ELOC Purchase Agreement. In February 2025, the Company issued 67,162 Commitment Warrants to the ELOC Investor. In February 2025, the Investor exercised the Commitment Warrants for $67.

On June 13, 2025, the Company filed a Form S-1 Registration Statement under the Securities Act of 1933 to register up to a maximum of an additional 10,000,000 ELOC Shares (the “June 2025 ELOC Registration Statement”), for an aggregate of 15,000,000 ELOC Shares available under the ELOC Purchase Agreement, which was approved by the shareholders on June 24, 2025.

Pursuant to the ELOC Purchase Agreement, the Investor also agreed to purchase $1,000,000 of the Company’s Series B Preferred Stock, of which $500,000 will be purchased, and the Company will deliver such Series B Preferred Shares, within twenty four (24) hours after the ELOC Registration Statement is filed

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

with the SEC. The second tranche of $500,000 will be purchased, and the Company will deliver such Series B Preferred shares, within three trading days following the date the ELOC Registration Statement is declared effective by the SEC. Each share of Series B Preferred Stock will have a purchase price of $10.00 per share and a stated value of $12.00 per share, will pay dividends at the rate of 15% per annum of the stated value (or $1.80 per share), and will be convertible by the holder at any time following the 90th day following the date of effectiveness of the ELOC Registration Statement. The conversion of Series B Preferred Stock into common stock shall be determined by dividing (a) an amount equal to 110% of the sum of (i) the stated value plus (ii) the amount of all accrued and unpaid dividends, by (b) the Conversion Price. The Conversion Price shall be the fixed price equaling the Volume Weighted Average Price on the trading day preceding the date the documents required for the offering are executed. The Series B Preferred Stock will be subject to redemption by the Company at the Company’s option at any time following the ninety (90) day anniversary such Series B Preferred Stock is acquired, but subject to any restrictions on such redemption in the Company’s credit facilities, at a redemption price equal to the stated value of the Series B Preferred Stock to be redeemed plus any accrued but unpaid dividends thereon. The shares of common stock that could result from any conversion of Series B Preferred Stock will be registered in the Registration Statement resulting from the August 15, 2025 Offering. Additional shares of the Company’s Series B Preferred Stock may be sold after the date the ELOC Registration Statement becomes effective. As of January 24, 2025, the Conversion Price was $1.10 per share, and subsequently adjusted to between $0.4763 and $1.12 per share based on the price of our stock when the respective investors subsequently executed documents and purchased their shares.

In accordance with the Company’s obligations under the ELOC Purchase Agreement and the Registration Rights Agreement, dated as of January 23, 2025, between the Company and the Investor (the “ELOC Registration Rights Agreement”), the Company filed the ELOC Registration Statement to register the resale by the Investor of (i) up to $15,000,000 of ELOC Shares (up to 5,000,000 shares of common stock, and subsequently an additional 10,000,000 shares of common stock under the June 2025 ELOC Registration Statement) that the Company may elect, in the Company’s sole discretion, to issue and sell to the Investor, from time to time from and after the Commencement Date under the ELOC Purchase Agreement, and (ii) 67,162 Commitment Shares that would result from the exercise of the Commitment Warrants. Unless earlier terminated, the ELOC Purchase Agreement will remain in effect until the earlier of: (i) January 23, 2028, i.e., the expiry of the 36-month period commencing on the date of the ELOC Purchase Agreement, (ii) the date on which the Investor has purchased the Maximum Commitment Amount (the “Commitment Period”), or (iii) an earlier date mutually agreed upon by both the Company and the Investor in the future.

Under the terms of the ELOC Purchase Agreement, the Investor may not purchase any ELOC Shares under the ELOC Purchase Agreement if such shares, when aggregated with all other shares then beneficially owned by the Investor and its affiliates would result in the Investor beneficially owning shares in excess of 4.99% of the number of the Company’s shares outstanding.

In conjunction with the ELOC Purchase Agreement, on January 23, 2025, the Company’s Board of Directors approved the terms of the ELOC Purchase Agreement and Registration Rights Agreement, the offering of up to 100,000 shares of Series B Preferred Stock, and the filing of the related ELOC Registration Statement for up to 5,000,000 shares of common stock, and subsequently an additional 10,000,000 shares of common stock under the June 2025 ELOC Registration Statement, and 67,162 shares of common stock issuable upon the exercise of the related Commitment Warrants. In February 2025, the Investor exercised the Commitment Warrants for $67.

In the six months ended June 30, 2025, an aggregate of 1,437,453 shares of common stock had been sold to the investor under the ELOC Purchase Agreement for aggregate gross proceeds to the Company of $730,074. Subsequent to June 30, 2025, an additional 10,525,357 shares of common stock had been sold to the investor under the ELOC Purchase Agreement for aggregate gross proceeds of $4,087,161.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

Prepaid Warrants to Purchase Common Stock — Prepaid warrants will be eligible for exercise without the payment of additional consideration at any time that the respective holder beneficially owns a number of shares of common stock that is less than 9.99% of the Company’s outstanding shares of common stock for a number of shares that would cause the holder to beneficially own 9.99% of the Company’s outstanding shares of common, and having no expiration date. In the six months ended June 30, 2025: 1,027,868 prepaid warrants were exchanged for 55,917 shares of Series B Preferred Stock (See also Preferred Stock — Series B below); 327,868 prepaid warrants were issued in connection with the issuance of Series B Preferred Stock, and 3,071,992 prepaid warrants were exercised for common stock (including 2,321,342 from a related party), leaving 100,000 prepaid warrants outstanding (including 0 prepaid warrants outstanding of the related party). Subsequent to June 30, 2025, 100,000 prepaid warrants were exercised, leaving 0 prepaid warrants outstanding.

The following sets forth the outstanding prepaid warrants and common warrants as of June 30, 2025:

	Prepaid Warrants	Common Warrants
Balance December 31, 2024	3,871,992	382,205
Exercise of Warrants in Exchange for Common Stock	(3,071,992)	(112,144)
Exercise of Warrants in Exchange for Series B Preferred Stock	(1,027,868)	—
Warrants Issued with Series B Preferred Stock	327,868	—
Balance June 30, 2025	100,000	270,061

Upon the closing of the Company’s initial public offering on November 25, 2024, the conditional issuances of prepaid warrants and common stock noted in the table above became effective.

In addition to the prepaid warrants and common warrants in the table above: 119,207 warrants to purchase common stock at $0.01 per share were issued in connection with the initial aggregate $250,000 of non-ELOC Investor Series B Preferred Stock subscriptions (see Preferred Stock — Series B below).

In the six months ended June 30, 2025, 3,071,992 prepaid warrants (with an exercise price of $0.001 each) were exercised cashlessly for 3,066,776 shares of common stock (including related party cashlessly exercised 2,321,342 prepaid warrants for 2,317,452 shares of common stock) leaving 100,000 prepaid warrants remaining outstanding. In addition, 1,027,868 prepaid warrants (with an exercise price of $0.001 each) were exercised cashlessly for 55,917 shares of Series B Preferred Stock

Subsequent to June 30, 2025, 270,061 common warrants were exercised (including 251,265 by a related party) leaving 0 common warrants outstanding (including 0 common warrants outstanding of the related party).

Preferred stock — Series A — In May 2024 through September 2024, the Company sold $4,948,478 of Series A Convertible Preferred Stock The shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) had a subscription price of $10 per share and a stated value of $12 per share (the “Stated Value”), and included stock purchase warrants to purchase shares of common stock calculated at 25% of the subscription price then divided by $5.00, with an exercise price equal to the lesser of $5.00 per share or the price per share at which the common stock is sold in the Company’s initial public offering. (Upon the closing of the Company’s initial public offering on November 25, 2024, the exercise price was set at the initial public offering price of $4.00 per share.) The warrants expire June 15, 2029. At any time after June 15, 2027, the Warrants shall be automatically exercised on a cashless basis if the common stock has traded for 5 consecutive trading days at or above 125% of the Exercise Price (or $5.00 per share). The Series A Preferred Stock is entitled to receive, out of funds legally available therefor, cumulative dividends at the rate of 15% per annum of the Stated Value (or $1.80 per share) payable if and when declared by the Board of Directors of the Company or upon conversion or redemption of the Series A Preferred Stock.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

Dividends on the Series A Preferred Stock may be paid by the Company in cash, by delivery of shares of common stock or through a combination of cash and shares of common stock. If paid in common stock, the holder shall receive a number of shares of common stock equal to the quotient of 110% of the accrued dividends to be paid in common stock divided by the Conversion Price (as defined below). The Company may make payments of dividends in common stock only if the average closing price of the common stock over the five trading days preceding the dividend payment date is at or above the Conversion Price. Holders of the Series A Preferred Stock have no voting rights except as required by law.

Each share of Series A Preferred Stock may be converted at any time at the election of the holder into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Stated Value plus (ii) the amount of all accrued dividends, by (b) the then applicable Conversion Price. The “Conversion Price” was initially equal to $5.00 per share, subject to adjustment to the price per share at which the common stock is sold at the Company’s Initial Public Offering if lower than the initial Conversion Price (and was fixed at $4.00 per share upon the November 25, 2024 initial public offering at $4.00 per share). Each share of Series A Preferred Stock will automatically be converted on June 15, 2027 into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Stated Value plus (ii) the amount of all accrued dividends, by (b) the then-applicable Conversion Price.

Any time on or after June 15, 2025, the Company shall have the right to redeem some or all of the outstanding shares of Series A Preferred Stock from funds legally available therefor, upon at least 30 days prior written notice to the holders of the Series A Preferred Stock, at a redemption price per share equal to 110% of the sum of the Stated Amount, plus all accrued and unpaid dividends on such 494,840 shares of Series A Preferred Stock (or $7,566,104, including accrued dividends of $940,196 as of June 30, 2025) (or $3,221,603 on 210,700 shares of Series A Preferred Stock including accrued dividends of $400,330, excluding the 284,140 shares of Series A Preferred Stock subsequently exchanged for Series B Preferred Stock on May 1, 2025. See also Preferred Stock — Series B below).

The Company received subscriptions for $4,948,478 of Series A Preferred Stock (of which $1,831,265 was from a related party), including $2,025,000 in cash (of which $834,000 was from a related party); $1,155,000 in the form of 525 barrels of aged whiskey (with an average value of $2,200 per barrel and with $259,875 allocated to barrel fixed assets and $895,125 allocated to whiskey inventory); $110,600 was paid by the sale of and transfer to the Company by a related party of an aggregate of 50 barrels of premium aged whiskey (with an average value of $2,212 per barrel and with $24,750 allocated to barrel fixed assets and $85,850 allocated to whiskey inventory); and, $719,919 was paid by the cancellation of outstanding indebtedness (factoring agreements) (of which $296,619 was from a related party). In addition, the Series A Preferred Stockholders who were issued Series A Preferred Stock in July through September 2024 received an additional 510,315 warrants with an exercise price of $6.00 per share as part of the Series A Preferred Stock subscriptions (the “$6.00 Warrants”) (of which 321,026 of the $6.00 Warrants were issued to a related party). In September 2024, the 510,315 $6.00 Warrants (including 321,026 $6.00 Warrants from a related party) were exchanged for 93,789 shares of Series A Preferred Stock that did not include any related warrants (including 59,001 shares of Series A Preferred Stock that did not include any related warrants for a related party). The value assigned to the $6.00 Warrants exchanged for Series A Preferred Stock that did not include any warrants was negotiated to be $937,959 (including $590,045 from a related party), or $1.838 per $6.00 Warrant using a Black-Scholes Valuation model with a then estimated IPO stock price of $5.00 per share and exercise price of $6.00 per share. The Company allocated the net proceeds between the warrants and the Series A Preferred Stock using the relative fair value method.

In connection with the $4,948,478 of Series A Preferred Stock, the Company also issued 197,013 warrants to purchase common stock at the lesser of $5.00 per share or the price per share at which the common stock is sold in the Company’s initial public offering (of which 60,563 of the $5.00 Warrants were issued to a related party). Upon the November 25, 2024 initial public offering at $4.00 per share, the 197,013 warrants at $5.00 per share were recalculated and reissued as 246,267 warrants at $4.00 per share (and the 60,563 related party warrants at $5.00 per share were recalculated and reissued as 75,705 warrants at $4.00 per share).

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

In consideration of purchases of Series B Preferred Stock by certain Series A Preferred Stock holders, on May 1, 2025, an aggregate of 284,140 outstanding shares of Series A Preferred Stock and 116,263 warrants to purchase shares of common stock at $4.00 per share (of which 183,122 shares of Series A Preferred Stock and 75,702 related warrants to purchase common stock at $4.00 per share were of a related party) was exchanged for Series B Preferred Stock. See also Preferred Stock — Series B below.

The Series A Preferred Stock has a liquidation preference equal to the greater of (i) 110% of the sum of (a) the Series A Preferred Stock Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series A Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up. Accordingly, the Series A Preferred Stock liquidation preference as of June 30, 2025 (with 210,700 shares outstanding, of which 0 were to a related party, and a stated value of $2,528,400) was $3,221,603.

Preferred Stock — Series B — By written consent dated January 23, 2025 (pursuant to authority conferred upon the Board of Directors by the Company’s second amended and restated certificate of incorporation), the Board of Directors designated 750,000 shares of authorized but unissued Preferred Stock as Series B Convertible Preferred Stock (the “Series B Preferred Stock”). In June 2025, the Company’s Board of Directors and Shareholders approved an increase in the authorized shares of Series B Preferred Stock from 750,000 shares to 850,000 shares. The shares of Series B Preferred Stock, par value $0.0001 per share have a Subscription Price of $10 per share and a stated value of $12 per share (the “Series B Stated Value”). The Series B Preferred Stock is entitled to receive, out of funds legally available therefor, cumulative dividends at the rate of 15% per annum of the Series B Stated Value (or $1.80 per share) payable if and when declared by the Board of Directors of the Company or upon conversion or redemption of the Series B Preferred Stock.

Dividends on the Series B Preferred Stock may be paid by the Company in cash, by delivery of shares of common stock or through a combination of cash and shares of common stock. If paid in common stock, the holder shall receive a number of shares of common stock equal to the quotient of 110% of the accrued dividends to be paid in common stock divided by the Conversion Price (as defined below). The Company may make payments of dividends in common stock only if the average closing price of the common stock over the five trading days preceding the dividend payment date is at or above the Conversion Price. Holders of the Series B Preferred Stock have no voting rights except as required by law.

Each share of Series B Preferred Stock may be converted at any time at the election of the holder into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series B Stated Value plus (ii) the amount of all accrued dividends, by (b) the then applicable Conversion Price (equal to the VWAP of the common stock on the trading day immediately preceding the original issuance date or such shares of Series B Preferred Stock). Each share of Series B Preferred Stock will automatically be converted on the 36 month anniversary of the original issuance date into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series B Stated Value plus (ii) the amount of all accrued dividends, by (b) the then-applicable Conversion Price.

Any time on or after the 90 day anniversary or the original issue date of such shares of Series B Preferred Stock, the Company shall have the right to redeem some or all of the outstanding shares of Series B Preferred Stock from funds legally available therefor, upon at least 30 days prior written notice to the holders of the Series B Preferred Stock, at a redemption price per share equal to 110% of the sum of the Stated Amount plus all accrued and unpaid dividends on such shares of Series B Preferred Stock.

In connection with the initial aggregate $250,000 of non-ELOC Investor Series B Preferred Stock subscriptions (of which $125,000 was with a related party), the Company also issued 119,207 warrants to purchase common stock at $0.01 per share (of which 53,418 of the warrants were to a related party).

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

In consideration of purchases of Series B Preferred Stock by certain Series A Preferred Stock holders, on May 1, 2025, certain shareholders agreed to exchange an aggregate of 284,140 shares of Series A Preferred Stock at a negotiated aggregate value of $4,092,567 of Series A Preferred Stock (at Stated Value of $12 per share and including accrued dividends) and 116,263 related warrants to purchase common stock at $4.00 per share into 409,256 shares of Series B Preferred Stock (including $2,640,430 or 183,122 shares of Series A Preferred Stock and 75,702 warrants to purchase common stock at $4.00 per share converted into 264,043 shares of Series B Preferred Stock of a related party). The value of Series A Preferred Stock and related warrants exchanged for Series B Preferred Stock was negotiated based upon: the related Stated Value of the Series A Preferred Stock (or 284,140 shares at $12 Stated Value = $3,409,680) and accrued dividends thereon (of $343,392) through May 1, 2025; plus the value of the related warrants to purchase common stock (calculated using a Black Scholes valuation model). Subsequent to the exchange, there were outstanding: 659,437 shares of Series B Preferred Stock; 210,700 shares of Series A Preferred Stock; and, 129,998 warrants to purchase common stock at $4.00 per share related to the Series A Preferred Stock,

As of June 30, 2025, the Company had received subscriptions for $7,443,557 (744,354 shares) of Series B Preferred Stock (of which $2,995,437 was from a related party) which included: $4,092,567 or 409,256 shares from the exchange of Series A Preferred Stock and related warrants at a negotiated aggregate value (of which $2,640,437 or 264,043 shares was from a related party); $392,000 or 39,200 shares was from the exchange of 700,000 prepaid warrants at a VWAP of $0.56 per prepaid warrant; $167,180 or 16,717 shares was from the exchange of 327,868 prepaid warrants at a VWAP of $0.510 per prepaid warrant; $1,150,000 or 115,000 shares was from the ELOC Investor, of which $499,991 was purchased in January 2025 in conjunction with the execution and registration of the ELOC Purchase Agreement; and $1,641,810 or 164,181 shares was from other investors (of which $355,000 or 35,500 shares was from a related party, of which, one other investor subscription of $100,000 or 10,000 shares included a negotiated 327,868 prepaid warrants to purchase common stock at $0.001 per share).

The Series B Preferred Stock has a liquidation preference equal to the greater of (i) 110% of the sum of (a) the Series B Preferred Stock Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series B Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up. Accordingly, the Series B Preferred Stock liquidation preference as of June 30, 2025 (with 744,354 shares outstanding and a stated value of $8,932,248) was $10,072,005, or 20,737,012. shares of common stock based on the respective Conversion Prices with a high of $1.12, a low of $0.4736, and a weighted average of $0.49. Subsequent to June 30, 2025, the Series B Preferred liquidation preference (with 756,854 shares outstanding and a stated value of $9,082,248) was $10,405,553. Subsequent to June 30, 2025, 56,462 shares of Series B Preferred Stock converted into 1,521,175 shares of common stock.

In conjunction with the August 15, 2025 Offering discussed in Note 14, we entered into exchange agreements with all but two holders of our Series B Preferred Stock pursuant to which we exchanged 629,873 shares of Series B Preferred Stock that were convertible into 17,897,336 shares of common stock for (i) 894,856 shares of common stock; (ii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 8,948,676 shares of common stock at the earlier of (a) the date on which our common stock closes at $1.50 per share or higher during a regular trading day or (b) on the three-month anniversary of the warrant issuance date; and (iii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 8,053,804 shares of common stock at the earlier of (a) the date on which our common stock closes at $2.00 per share or higher during a regular trading day or (b) on the six-month anniversary of the warrant issuance date. Of the shares of Series B Preferred Stock that was exchanged for common stock and warrants, 299,543 shares of Series B Preferred Stock that were convertible into 8,635,864 shares of common stock were exchanged by a related party for (i) 431,791 shares of common stock; (ii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 4,317,934 shares of common stock at the earlier of (i) the date on which our common stock closes at $1.50 per share or higher during a regular trading day or (ii) on the three-month anniversary of the warrant issuance date; and (iii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 3,886,139 shares of common stock at the earlier of (i) the date on which our common stock closes at $2.00 per share or higher during a regular trading day or (ii) on the six-month anniversary of the warrant issuance date. (See Note 14.)

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

Stock options — The Company’s 2018 Equity Incentive Plan was approved by the HDC Board and the HDC shareholders in March 2018. On April 27, 2019, in anticipation of the Company’s reorganization on May 1, 2019, the HDHC Board and the HDHC sole stockholder approved HDHC’s 2019 Equity Incentive Plan (the “2019 Plan”). Upon the closing of the Company’s initial public offering (which occurred on November 25, 2024), the 2024 Equity Incentive Plan (the “2024 Plan”) became effective, authorizing the issuance of up to 2,500,000 shares of common stock. On June 24, 2025, the shareholders approved an increase in the number of shares authorized for issuance under the 2024 Plan to up to 5,000,000 shares on common stock. As of June 30, 2025, the Company had made grants of 2,527,500 shares of common stock under the 2024 Plan, and 2,472,500 shares remained authorized for grant.

The 2024 Plan allows for the grant of incentive stock options (“ISOs”), nonqualified stock options (“NQSOs”), stock appreciation rights (“SARs”), restricted stock, RSU awards, performance shares, and performance units to eligible participants for ten (10) years (until November 2034).

The 2019 Plan allows for the grant of incentive stock options (“ISOs”), nonqualified stock options (“NQSOs”), stock appreciation rights (“SARs”), restricted stock, RSU awards, performance shares, and performance units to eligible participants for ten (10) years (until April 2029). The cost of awards under the 2019 Plan generally is based on the fair value of the award on its grant date. The maximum number of shares that may be utilized for awards under the 2019 Plan as of June 30, 2025 is 254,087.

The following sets forth the outstanding ISOs and related activity for the six months ended June 30, 2025:

Options Outstanding	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2024	6,011	$157.89	0.86	$0.00
Exercisable at December 31, 2024	6,011	$157.89	0.86	$0.00
Forfeited	(3,598)	$157.89
Outstanding at June 30, 2025	2,413	$157.89	0.93	$0.00
Exercisable at June 30, 2025	2,413	$157.89	0.93	$0.00
Remaining unvested at June 30, 2025	—	$157.89

ISOs require a recipient to remain in service to the Company, ISOs generally vest ratably over periods ranging from one to four years from the vesting start date of the grant and vesting of ISOs ceases upon termination of service to the Company. Vested ISOs are exercisable for three months after the date of termination of service. The terms and conditions of any ISO shall comply in all respects with Section 422 of the Code, or any successor provision, and any applicable regulations thereunder. The exercise price of each ISO is the fair market value of the Company’s stock on the applicable date of grant. The Company used the mean volatility estimate from Varga’s 409A valuation based on the median 5-year volumes of select peer companies. Fair value is estimated based on a combination of shares being sold at $157.89 up through February of 2019 and the most recent 409A completed when these ISOs were issued in April of 2018 valuing the Company’s stock at $157.89 per share. No ISOs may be granted more than ten (10) years after the earlier of the approval by the Board, or the stockholders, of the 2019 Plan.

There were no grants in the six months ended June 30, 2025 and the year ended December 31, 2024. As of June 30, 2025, the Company had $0 of unrecognized compensation expense related to ISOs expected to vest over a weighted average period of 0.0 years. The weighted average remaining contractual life of outstanding and exercisable ISOs is 0.92 years.

Restricted stock units — The RSU awards granted in 2019 under the 2019 Plan were granted at the fair market value of the Company’s stock on the applicable date of grant. RSU awards generally vest ratably over periods ranging from one to four years from the grant’s start date. Upon termination of service to the Company,

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

vesting of RSU awards ceases, and most RSU grants are forfeited by the participant, unless the award agreement indicates otherwise. The majority of RSU awards are “double trigger” and both the service-based component, and the liquidity-event component (including applicable lock-up periods) must be satisfied prior to an award being settled. Upon settlement, the RSU awards are paid in shares of common stock. The Company recognizes the compensation expense for the restricted stock units based on the fair value of the shares at the grant date amortized over the stated period for only those shares that are not subject to the double trigger.

The following table summarizes the RSU activity for the six months ended June 30, 2025 and 2024:

	Restricted Stock Units	Weighted Average Exercise Price Per Share
Vested and Outstanding at December 31, 2024	245,439	$10.93
Granted	2,527,500	$1.24
Settled	(2,772,939)	$2.10
Forfeited/Canceled/Expired	—
Vested and Outstanding at June 30, 2025	—	$—

During the three months ended June 30, 2025 and 2024, the Company recognized $3,127,807 and $0, respectively; and during the six months ended June 30, 2025 and 2024, the Company recognized $3,127,807 and $0, respectively, of stock-based compensation expense in connection with RSU awards granted under the plans. Compensation expense for RSU awards is recognized upon meeting both the time-vesting condition and the triggering event condition. As of June 30, 2025, 0 restricted stock units (“RSUs”) were forfeited. In May 2024, 105,360 RSUs were voluntarily terminated, and 2,500 were issued, leaving 11,064 issued RSUs to settle at a grant value of $157.89 per unit. In May 2024, the Board of Directors approved awarding 234,525 RSUs to employees, directors and consultants with a fair grant value of $4.00 per unit. These RSUs contain a double trigger and, upon grant, were deemed to have met their time-based service requirements for vesting. They will settle on the expiration of the Market Stand-off provision in the 2019 stock incentive plan (or May 24, 2025, which is 180 days from the November 25, 2024 closing of the Company’s initial public offering).

The following table presents stock-based compensation expense included in the condensed consolidates statements of operations related to RSUs issued under the 2024 Plan:

	For the Six Months Ended June 30,
	2025	2024
Cost of Sales	$121,107	$—
Sales and Marketing	647,295	—
General and Administrative	2,359,406	—
Total Share-based Compensation	$3,127,807	$—

Equity-classified warrants — The Company estimates the fair values of equity warrants using the Black-Scholes option-pricing model on the date of issuance with Monte Carlo simulations to determine the probability of warrants being exercisable.

Contingent Legacy Shareholder Warrants — On October 30, 2024, the Company issued warrants to purchase common stock that became contingently exercisable upon the closing of an initial public offering (which occurred on November 25, 2024), at the price per share of the Company’s initial public offering (or $4.00 per share) to its common shareholders of record as of May 31, 2023 (the “Contingent Legacy Shareholder Warrants”), that will

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

be exercisable, if at all, provided/contingent upon: if the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised; and if the common stock attains a specified volume weighted average price per share (“VWAP”) over a 10-trading-day period (the “10-Trading-Day VWAP”) before expiring:

•        Tranche 1 — for up to 762,488 shares of common stock (of which up to 128,358 were to a related party) when the 10-Trading-Day VWAP of the common stock reaches 200% of the $4.00 per share initial public offering price (or $8 per share), and that will expire on the 24-month anniversary of the Company’s initial public offering (the “$8 Contingent Legacy Shareholder Warrants”);

•        Tranche 2 — for up to 1,524,976 shares of common stock (of which up to 256,716 were to a related party) when the 10-Trading-Day VWAP of the common stock reaches 300% of the $4.00 per share initial public offering price (or $12 per share), and that will expire on the 42-month anniversary of the Company’s initial public offering (the “$12 Contingent Legacy Shareholder Warrants”); and,

•        Tranche 3 — for up to 1,906,220 shares of common stock (of which up to 320,895 were to a related party) when the 10-Trading-Day VWAP of the common stock reaches 500% of the $4.00 per share initial public offering price (or $20 per share), and that will expire on the 60-month anniversary of the Company’s initial public offering (the “$20 Contingent Legacy Shareholder Warrants”).

The Company recorded a value of $8,828 for the Contingent Legacy Shareholder Warrants as of the October 30, 2024 grant date based on a Black Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model for the Contingent Legacy Shareholder Warrants were as follows:

Weighted Average Expected Volatility	70%
Expected Dividends	—%
Weighted Average Expected Term (in years)	5
Risk-Free Interest Rate	4.22%
Probability Scenarios of meeting contingencies
Shareholder holds shares owned on May 31, 2023 through warrant exercise date	95% to 75%
Common stock attains a specified 10-Trading-Day VWAP price before expiring	0.025% to 2.25%

As of June 30, 2025, there were outstanding and exercisable: 625,446 $8 Contingent Legacy Shareholder Warrants; 1,250,892 $12 Contingent Legacy Shareholder Warrants; and 1,563,615 $20 Contingent Legacy Shareholder Warrants, (of which 0; 0; and 0, respectively were to a related party) with weighted-average remaining contractual terms of 1.33 years, 2.83 years, and 4.59 years, respectively.

Whiskey Note Shareholder Warrants — On April 1, 2025, the Company issued warrants with an expiration date of April 1, 2028 to purchase 884,159 shares of common stock with an exercise price of $4.00 per share to common shareholders of record who acquired their common stock through the exchange of Whiskey Notes and whose shares were subject to 100% lockup for 6 months post-IPO, as was disclosed as a pending item in the Company’s February 4, 2025 prospectus filed with the commission (the “Whiskey Note Shareholder Warrants”). The Whiskey Note Shareholder Warrants will be exercisable if the warrant holder continuously holds all shares of common stock such holder owned on the date of the Company’s IPO through the date the warrant is exercised, and then only if the common stock attains a specified volume weighted average price of $8.00 per share (“VWAP”) over a 10-trading-day period (the “10-Trading-Day VWAP”) before expiring. The Company recorded the fair value of the Whiskey Note Shareholder Warrants of $152.90 in the three months ended June 30, 2025 based on a Black Scholes option pricing model and Monte Carlo simulation analysis.

Other equity classified warrants — During the three months ended June 30, 2025 and 2024, respectively, the Company issued a total of 1,617,351 and 183,000 warrants, including: 733,192 and 0 warrants to purchase common stock at $0.01 per share issued in connection with the issuance of Series B Preferred Stock (of which, 49,019 and 0

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

were to a related party); and 884,159 and 0 Whiskey Note Shareholder Warrants to purchase common stock at $4.00 per share (of which 0 and 0 were to a related party). During the six months ended June 30, 2025 and 2024, respectively, the Company issued a total of 1,803,720 and 91,500 warrants, including: 852,399 and 0 warrants to purchase common stock at $0.01 per share issued in connection with the issuance of Series B Preferred Stock (of which, 102,437 and 0 were to a related party); 884,159 and 0 Whiskey Note Shareholder Warrants to purchase common stock at $4.00 per share; and, 67,162 and 0 Commitment Warrants to purchase common stock at $0.001 per share issued in connection with the ELOC Agreement (that were exercised in February, 2025).

In addition to the Contingent Legacy Shareholder Warrants discussed above, during the year ended December 31, 2024, the Company issued a total of 413,971 equity classified warrants, including: 83,333 warrants at $6.00 per share in conjunction with July 2024 accounts receivable factoring agreement; 84,377 Underwriter Warrants in conjunction with the Company’s initial public offering; and, 197,013 warrants to purchase common stock, (of which, 60,563 were to a related party) in connection with the issuance of Series A Preferred Stock. Upon the November 25, 2024 initial public offering at $4.00 per share, the 197,013 warrants at $5.00 per share were recalculated and reissued as 246,267 warrants at $4.00 per share (and the 60,563 related party warrants at $5.00 per share were recalculated and reissued as 75,705 warrants at $4.00 per share.). During six months ended June 30, 2025, and the year ended December 31, 2024, the assumptions used in the Black-Scholes option pricing model were as follows:

	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Weighted Average Expected Volatility	70%	70%
Expected Dividends	—%	—%
Weighted Average Expected Term (in years)	5	5
Risk-Free Interest Rate	3.88% – 4.66%	4.22%

As of June 30, 2025 and December 31, 2024, in addition to the Contingent Legacy Shareholder Warrants discussed above, there were outstanding and exercisable warrants to purchase 2,304,327 and 796,176, respectively, shares of common stock, As of June 30, 2025, the weighted-average remaining contractual term was 3.91 years for the outstanding and exercisable warrants.

The Underwriting Agreement and the related warrants granted to the Underwriter equal 5% of the total proceeds raised in the Company’s November 25, 2024 initial public offering at an exercise price equal to the offering price, or warrants for 84,377 shares at $4.00 per share (the “Underwriter Warrants”). The number of Underwriter Warrants may increase by up to 15% (to warrants for 97,034 shares at $4.00 per share) if the Underwriter elects to utilize the overallotment rights of the Offering. To date, the underwriter has not exercised any Underwriter Warrants.

Deferred Compensation — Beginning in May 2023, certain senior level employees elected to defer a portion of their salary until such time as the Company completed a successful public registration of its stock (which occurred on November 25, 2024). Upon success of the Company’s initial public offering, each employee was then to be paid their deferred salary plus a range of matching dollars in RSUs (under the new 2024 Plan noted above) for every $1 dollar of deferred salary. As of December 31, 2024, the Company recorded $848,908 of such deferred payroll expense, including $457,730 paid in cash in December 2024, and $391,179 remaining to be paid which is included in accrued liabilities as of June 30, 2025. Accordingly, as of June 30, 2025, upon the expiration of the 6 month post-IPO lockup period (in May 2025) the Company issued approximately $1,894,615 in equity compensation (in the form of 473,652 RSUs) in settlement of the deferred compensation liability. During the six months ended June 30, 2025 certain senior level employees elected to defer an additional $79,275 of their salary, resulting in $470,454 remaining to be paid as of June 30, 2025. Subsequent to June 30, 2025, the Company paid $236,907 of the deferred compensation, leaving a balance of $233,547 remaining to be paid. (See also Note 14.)

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 8 — ACQUISITION OF THINKING TREE SPIRITS

Business Combinations — On February 21, 2024, the Company purchased all the outstanding stock of Thinking Tree Spirits, Inc. (“TTS”), which was accounted for as a business combination, requiring assets and liabilities assumed to be measured and recorded at their acquisition date fair values as of the acquisition date. The resolution of the contingent earn out payments will be reviewed at each subsequent reporting period, and any increases or decreases in fair value will be recorded in the income statement as an operating gain or loss.

Under the terms of the stock sale, the Company paid the shareholders of TTS $670,686 ($720,686, net of $50,000 held back for post-closing accounting true-ups) using shares of common stock of the Company. The $670,686 was paid using common stock of the Company at a negotiated price of $13.16 per share (or 50,958 shares), subject to a true-up provision (to the price per share of the Company’s anticipated IPO, if lower — which, as of September 30, 2024, was $5.00 per share or 134,137 shares) that expired on August 31, 2024, but which was subsequently extended by the Parties to after the conclusion of the dissenters rights process under Oregon law (See below).

In September 2024, the Company extended the true-up provision under the terms of the TTS stock sale from August 31, 2024 to the date of settlement of the Thinking Tree Spirits Dissenters Rights Process, resulting in the delay in reclassifying the TTS purchase price liability to equity (under ASC-480). Upon the November 25, 2024 initial public offering at $4.00 per share, the true-up provision related to the $670,686 at $4.00 per share equaled 167,671 shares, an increase of 116,713 shares over the original 50,958 shares, but subject to any reductions for payments made to dissenters. (See below).

ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount. In September 2024, under the terms of the TTS stock sale, the true-up provision for the $670,686 purchase price payment in the form of common stock was extended through the settlement of the Thinking Tree Spirits Dissenters Rights Process (See below). Once the final determination is made on the amount owed to dissenters, if any, that amount will be deducted from the true-up amount and the resulting number of shares of common stock will be issued at the price per share of the common stock in the Company’s initial public offering (which occurred on November 25, 2024, at $4.00 per share), at which time, the conversion price became fixed and the purchase price no longer qualified to be classified as a liability in accordance with ASC 480, and was reclassified to equity. The estimated fair value of the $127,076 in estimated future contingent values (discussed also below) is recorded as a (long term) liability until such time as their obligation for potential payment becomes established as something more than zero and the payment number of shares is established, at which time, such future contingent payments will likewise be reclassified from liabilities to equity in accordance with ASC 480.

Thinking Tree Spirits Dissenters’ Rights Process — In July 2024 three Thinking Tree Spirits shareholders served their notice to exercise dissenters’ rights under Oregon law. Dissenters’ rights statutes allow a party opposed to certain transactions to demand payment in cash for the value of their interests held rather than receive shares in the resulting entity. Parties can either agree upon a negotiated value or a dissenter who does not believe they are being fairly compensated for the value of their interests may seek a judicially determined value. In the case of a private entity, or a transaction involving private companies with no public clearing price for their stock, certain methods, models and assumptions are used to attempt to estimate or derive a fair market value. The statutory deadline has passed for any other Thinking Tree Spirits shareholders to claim dissenter’s rights. The amount being sought by the dissenters would consume most, if not all, of the amount in stock paid in the transaction, and management believes the amount of compensation they are seeking is too high.

Because this process creates uncertainty related to how many net shares of common stock are owed to the remaining Thinking Tree Spirits shareholders, management has made the decision to place any shares of stock that were to go to Thinking Tree Spirits shareholders in escrow until the matter is resolved. Likewise, any make-up shares

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 8 — ACQUISITION OF THINKING TREE SPIRITS (cont.)

that we assumed were to be issued at the close of the Company’s initial public offering will also be held in escrow until the same final value determination is made. This is to ensure that the Company is not double paying for the company in both shares and cash.

To the extent any amount of cash is due to the three dissenters from the Company, said amount will be deducted from the total amount of consideration that had been agreed upon for the Thinking Tree Spirits acquisition, and the remaining amount due to the remaining Thinking Tree Spirits shareholders, if any, will be then paid in shares of common stock at the agreed upon transaction price per share in the original transaction. Any unused shares of common stock will be returned to the treasury and will not be considered outstanding. So long as these shares are held in escrow they will not be eligible for trading or voting.

Subsequent to November 25, 2024, the Company settled with two of the three TTS dissenters and sent the remaining dissenter the statutorily required payment offer and documentation to attempt to wind down the dissenters process. The statutorily required thirty (30) day review period for those offers passed on January 6, 2025 with an objection from the remaining dissenter. On April 16, 2025, Kaylon McAlister, a former co-founder of Thinking Tree Spirits and the lone remaining dissenter, filed suit in the Circuit Court of Oregon against Thinking Tree Spirits and the Company seeking $470,000 under the Oregon dissenter rights statute, plus interest. While we are reviewing the matter, we believe the amount being sought is without merit and grossly overinflates the value of the enterprise, and we intend to vigorously defend this matter. We have reached a settlement in principal on this matter, relinquishing all of Mr. McAlister’s claims in exchange for $140,000 and are awaiting final execution of the settlement documents. Further, we believe we have counterclaims against the plaintiff for actions taken by him before, during and after the closing of the acquisition transaction that adversely effected the valuation of the acquisition and the Company’s investment in Thinking Tree Spirits. As a result of netting out the amount paid to such dissenters from the makeup provisions of the acquisition agreement with the remaining TTS shareholders, the Company believes it will issue the remaining TTS shareholders up to a maximum of an additional 83,407 shares of unregistered common stock which will be subject to lockup agreements that do not allow such shares to be sold until after the one hundred and eighty (180) day anniversary of the date of their grant. The granting of such shares shall occur after the Company has been advised by outside counsel that the final dissenter matter is concluded.

NOTE 9 — LEASES

The Company has operating leases for corporate offices, warehouses, distilleries, tasting rooms and certain equipment which have been accounted for using ASC Topic 842. The Company’s operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that the Company will exercise that option in the measurement of its operating lease ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the operating lease term. The Company generally uses the base, non-cancelable lease term when determining the operating lease ROU assets and lease liabilities. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

In January 2025, the Company terminated one warehouse lease in Eugene, Oregon, moving from a 33,000 square feet to an approximately 8,000 square feet lease. The monthly expenses associated with the new lease were reduced from approximately $18,000 per month down to $7,700 per month. The new lease expires in January 2028, with an option for a three year extension. The change in ROU assets and related liabilities both for the terminated lease and the new warehouse lease were captured on the March 31, 2025 balance sheet. The Company also negotiated the reduction of warehouse space of its largest warehouse effective September 15, 2025, reducing annualized expenses for that space by approximately two-thirds.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 9 — LEASES (cont.)

The following table presents the consolidated lease cost for amounts included in the measurement of lease liabilities for operating leases for the three and six months ended June 30, 2025 and 2024, respectively:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Lease Cost:
Amortization of Right-of-Use Assets	$105,070	$113,086	$200,727	$257,470
Interest on Lease Liabilities	222,933	242,939	455,278	467,115
Operating lease cost	27,983	19,333	57,627	19,333
Total lease cost(1)	$355,986	$375,358	$713,632	$743,918

____________

(1)      Included in “Cost of sales”, “Sales and Marketing” and “General and Administrative “expenses in the accompanying consolidated statements of operations.

The following table presents weighted-average remaining lease terms and weighted-average discount rates for the consolidated operating leases as of June 30, 2025 and 2024, respectively:

	June 30,
	2025	2024
Weighted-average remaining lease term – operating leases (in years)	4.8	5.8
Weighted-average discount rate – operating leases	22%	22%

The Company’s ROU assets and liabilities for operating leases were $3,284,292 and $3,906,963, respectively, as of June 30, 2025. The ROU assets and liabilities for operating leases were $3,303,158 and $3,941,560, respectively, as of December 31, 2024. The ROU assets for operating leases were included in “Operating Lease Right-of-Use Assets, net” in the accompanying consolidated balance sheets. The liabilities for operating leases were included in the “Operating Lease Liabilities, Current” and “Operating Lease Liabilities, net of Current Portion” in the accompanying consolidated balance sheets.

Maturities of lease liabilities for the remainder of 2025 and the years through 2029 and thereafter are as follows:

Years Ending	Amounts
2025	$682,685
2026	1,345,203
2027	1,329,535
2028	1,225,326
2029	1,203,001
thereafter	684,779
Total lease payments	$6,470,529
Less: Interest	(2,563,566)
Total Lease Liabilities	$3,906,963

NOTE 10 — COMMITMENTS AND CONTINGENCIES

As an inducement to obtain financing in 2022 and 2023 through convertible notes, the Company agreed to pay a portion of certain future revenues the Company may receive from the sale of FBLLC or the Flavored Bourbon brand to the investors in such financings in the amount of 150% of their subscription amount for an aggregate of approximately $24,495,000.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 10 — COMMITMENTS AND CONTINGENCIES (cont.)

The Company maintains operating leases for various facilities. See Note 9, Leases, for further information.

Litigation — From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each claim.

Litigation — CFGI — On January 31, 2025, CFGI, LLC (“CFGI”) commenced a litigation against the Company in the Superior Court, Suffolk County, Massachusetts asserting claims arising under a November 1, 2022 written engagement letter agreement whereby CFGI agreed to provide financial, accounting and tax consulting services to the Company. CFGI contended that it fully performed its obligations under such agreement, but that the parties amended the agreement on or about May 22, 2023 when the Company fell behind in its payments. CFGI alleged further that, while the Company made some payments under the amended agreement, CFGI was currently owed approximately $730,000, plus interest.

The Company’s response to the complaint was due on or before April 21, 2025 but was extended to May 12, 2025. The Company filed an answer to that complaint on May 12 and answers to interrogatories on June 10 to stay current with the litigation process while it worked to negotiate a settlement. As of December 31, 2024 the Company had accrued the entire amount payable to CFGI and the Company was in negotiations with CFGI on alternate payment terms that would have allowed the Company to pay the amounts due to CFGI over time. On July 30, 2025 the parties entered into a settlement agreement whereby the Company paid $500,000 in full settlement of all amounts claimed by the plaintiff in the litigation and the litigation was terminated. (See also Note 14.)

Litigation — Thinking Tree Dissenter — On April 16, 2025, Kaylon McAlister, a former co-founder of Thinking Tree Spirits, filed suit in the Circuit Court of Oregon against Thinking Tree Spirits and the Company seeking $470,000 under the Oregon dissenter rights statute, plus interest. While we are reviewing the matter, we believe the amount being sought is without merit and grossly overinflates the value of the enterprise, and we intend to vigorously defend this matter. Further, we believe we have counterclaims against the plaintiff for actions taken by him before, during and after the closing of the acquisition transaction that adversely effected the valuation of the acquisition and the Company’s investment in Thinking Tree Spirits. The parties reached agreement on August 8, 2025 whereby the dissenter relinquished his claims in exchange for $140,000, ending the matter. (See also Note 14.)

As of June 30, 2025 and December 31, 2024, the Company has not been subject to any other pending litigation claims.

Notice from Nasdaq — On April 14, 2025, the Company received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”), which indicated that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the Company’s closing bid price for its common stock was below $1.00 per share for the prior thirty (30) consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had been granted a 180-calendar day compliance period, or until October 13, 2025, to regain compliance with the Minimum Bid Price Requirement. On October 10, 2025, the Company submitted a formal request to Nasdaq for an additional 180-calendar day period to regain compliance with the Minimum Bid Price Requirement and provided written notice to Nasdaq that it intends to effectuate a reverse stock split during the additional compliance period if necessary to regain compliance with the Minimum Bid Price Requirement. On October 14, 2025, the Company received a letter from Nasdaq notifying

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 10 — COMMITMENTS AND CONTINGENCIES (cont.)

it that it was eligible for an additional 180-calendar day period, or until April 13, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. During the Compliance Period, the Company’s shares of Common Stock will continue to be listed and traded on the Nasdaq Capital Market. If at any time during the Compliance Period, the bid price of the Common Stock closes at or above $1.00 per share for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company with written confirmation of compliance with the Minimum Bid Price Requirement and the matter will be closed.

If the Company does not regain compliance within the Compliance Period, including any additional extensions that may be granted by Nasdaq, or if it appears to Nasdaq’s staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Common Stock will be subject to delisting from the Nasdaq Capital Market. At that time, the Company may appeal any such delisting determination to a Nasdaq hearings panel.

The Company intends to continuously monitor the closing bid price for its Common Stock and is in the process of considering various measures to resolve the deficiency and regain compliance with the Minimum Bid Price Requirement. However, there can be no assurance that the Company will be able to regain or maintain compliance with the Minimum Bid Price Requirement or any other Nasdaq listing standards, that Nasdaq will grant the Company any extension of time to regain compliance with the Minimum Bid Price Requirement or any other Nasdaq listing requirements, or that any such appeal to the Nasdaq hearings panel will be successful, as applicable. (See also Note 14.)

Management Fee — The Company is required to pay a monthly management fee to Summit Distillery, Inc (see Note 12).

NOTE 11 — RETIREMENT PLANS

The Company sponsors a traditional 401(k), Roth 401(k) and profit-sharing plan (the “Plan”), in which all eligible employees may participate after completing 3 months of employment. No contributions have been made by the Company during the six months ended June 30, 2025 and 2024.

NOTE 12 — RELATED-PARTY TRANSACTIONS

Management Agreement

On October 6, 2014, the Company entered into a management agreement with Summit Distillery, Inc., an Oregon corporation, to open a new Heritage Distilling Company location in Eugene, Oregon. The Company engaged Summit Distillery, Inc. to manage the Eugene location for an annual management fee. The principals and sole owners of Summit Distillery, Inc., are also shareholders of HDHC. For each of the three months ended June 30, 2025 and 2024, the Company expensed a management fee of $45,000, and for each of the six months ended June 30, 2025 and 2024, the Company expensed a management fee of $90,000 that was paid to Summit Distilling, Inc. The fee is based upon a percentage of the Company’s trailing twelve months earnings before interest, taxes and depreciation expense, as defined in the management agreement.

Other Related Party Transactions

Beginning in 2022, the Company began a series of financings with a party that is considered a related party for the years ended December 31, 2024 and 2023 by virtue of the number of common stock shares and pre-paid warrants to purchase common stock held by the party. As of June 30, 2025, the related party owned less than 4.99% of the outstanding common stock of the Company, but enough, when combined with its prepaid warrants, would exceed the 4.99% reporting threshold if all such prepaid warrants were to be exercised into common stock. The prepaid warrants contain a 4.99% blocker prohibiting the exercise of such warrants if it would put the party’s ownership over the 4.99% reporting threshold. The related party is not required to report the number of prepaid warrants held. Below are details of the transactions with the related party, including those related to notes payable, equity transactions and other activities.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 12 — RELATED-PARTY TRANSACTIONS (cont.)

2023 Barrel Production Contract

During 2023, the Company entered into a distilled spirits barreling production agreement with the related party for production of 1,200 barrels of distilled spirits over time. There was a prepayment of $1,000,000 made in January 2023. In March 2024, the agreement was amended to 600 barrels for $500,000, with the then $500,000 excess prepayment used to purchase a Whiskey Note in the principal amount of $672,500 and subsequently exchanged (contingent upon the consummation of this offering, which occurred on November 25, 2024) under the terms of a Subscription Exchange Agreement for common stock in conjunction with the February 29, 2024 exchange of Whiskey Notes for common stock in conjunction with the February 29, 2024 exchange of Whiskey Notes for common stock.

Factoring Agreement(s)

In May 2024, the Company raised $100,000 under the terms of an accounts receivable factoring arrangement with the related party, with fees of 10% (or $10,000) and $1,000 for every 2 weeks payment remains overdue. Payment under the factoring agreement is due the earlier of: within 3 days of receipt of payment under the factored accounts receivable; the achievement of certain fundraising milestones; or June 15, 2024. As of June 30, 2024 the factoring agreement remained unpaid. In July 2024, the investor agreed to exchange his interest in the factoring agreement of $113,285 into a subscription for the purchase of 11,328 shares of Series A Preferred Stock and 5,000 warrants to purchase shares of common stock at the lesser of $5.00 per share or the price per shares at which the Company’s common stock is sold in the Company’s initial public offering (the “$5.00 Warrants”), and 29,705 warrants at $6.00 per share (the “$6.00 Warrants”) and related warrants. Upon the November 25, 2024 initial public offering at $4.00 per share, the 5,000 warrants at $5.00 per share were recalculated and reissued as 6,250 warrants at $4.00 per share.

As of July 1, 2024, the Company raised an additional aggregate of $299,667 between two separate investors under the terms of a July 2024 accounts receivable factoring arrangement with fees of 10% (or $29,966) and $1,000 (separately, to each of the two investors) for every 2 weeks payment remains overdue. Additionally, the two investors received five year warrants to purchase an aggregate of 66,549 shares of common stock at $6.00 per share (or cashlessly following a standard cashless exercise formula). Of the total July 2024 accounts receivable factoring agreement, $166,667 and 44,333 of the warrants are with the related party. Payment under the factoring is due the earlier of: within 3 days of receipt of payment under the factored receivable; the achievement of certain fundraising milestones; or August 15, 2024. Effective July 31, 2024, the investors agreed to exchange their interests in the factoring agreement of $329,633, including accrued fees and related warrants, for an aggregate of 32,963 shares of Series A Preferred Stock, 14,983 warrants to purchase shares of common stock at the lesser of $5.00 per share or the price per share at which the Company’s common stock is sold in the Company’s initial public offering (the “$5.00 Warrants”), and 86,864 warrants at $6.00 per share (the “$6.00 Warrants”). (Including $166,667 received from the related party, which was exchanged for 18,333 shares of Series A Preferred Stock, 8,333 related $5.00 Warrants, and 48,073 related $6.00 Warrants.) Upon the November 25, 2024 initial public offering at $4.00 per share, the 14,983 warrants at $5.00 per share were recalculated and reissued as 18,728 warrants at $4.00 per share, and the 8,333 related party warrants at $5.00 per share were recalculated and reissued as 10,416 warrants at $4.00 per share.

In September 2024, the $6.00 Warrants discussed above and in Note 7 (including 321,026 $6.00 Warrants from the related party) were exchanged for 93,789 shares of Series A Preferred Stock that did not include any related warrants (including 59,001 shares of Series A Preferred Stock that did not include any related warrants for a related party). The value assigned to the $6.00 Warrants exchanged for Series A preferred Stock that did not include any warrants was negotiated to be $937,959 (including $590,045 from a related party), or $1.838 per $6.00 Warrant, using a Black-Scholes Valuation model with an estimated IPO stock price of $5.00 per share and exercise price of $6.00 per share.

In September 2024, the Company purchased 50 barrels of premium aged whiskey from the related party for $110,600, or $2,212 per barrel (comprised of $495 per barrel and $1,717 of spirits, for an aggregate total of $24,750 to fixed assets and $85,850 to inventory). The $110,600 was paid by the Company in the form of 11,060 shares of

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 12 — RELATED-PARTY TRANSACTIONS (cont.)

Series A Preferred Stock and 5,530 related warrants to purchase common stock at the lesser of $5.00 per share or the price per shares at which the Company’s common stock is sold in the Company’s initial public offering. Upon the November 25, 2024 initial public offering at $4.00 per share, the 5,530 warrants at $5.00 per share were recalculated and reissued as 6,913 warrants at $4.00 per share.

In October 2024, the Company sold 250 barrels of aged whiskey to the related party for $166,667. Under the terms of the sale, in the event the related party resells the barrels back to the Company, the resell prices shall be the price paid per barrel under the agreement plus a 15% simple annual interest rate of 1.25% per month from the date the related party purchased the barrels from the Company. The Company also agreed to store the barrels for the related party at no fee until the related party sells the barrels to either the Company or a third party.

On November 22, 2024 (prior to the Company’s initial public offering on November 25, 2024), the related party exchanged 250,000 shares of common stock for 250,000 prepaid warrants to purchase common stock.

In the three and six months ended June 30, 2025, the related party exercised 1,203,783 and 2,321,342 prepaid warrants, respectively, (with an exercise price of $0.001 each) cashlessly for 1,201,543 and 2,317,452 shares of common stock, leaving 0 prepaid warrants outstanding as of June 30, 2025.

Related Party Contingent Legacy Shareholder Warrants (See also Note 7) — On October 30, 2024, the Company issued warrants to purchase common stock that became contingently exercisable upon the closing of an initial public offering (which occurred on November 25, 2024), at the price per share of the Company’s initial public offering (or $4.00 per share) to its common shareholders of record as of May 31, 2023 (the “Contingent Legacy Shareholder Warrants”), that will be exercisable, if at all, provided/contingent upon: the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised; and the common stock attains a specified volume weighted average price per share (“VWAP”) over a 10-trading-day period (the “10-Trading-Day VWAP”) before expiring:

•        Tranche 1 — for up to 762,488 shares of common stock (of which up to 128,358 were to a related party) when the 10-Trading-Day VWAP of the common stock reaches 200% of the $4.00 per share initial public offering price (or $8 per share), and that will expire on the 24-month anniversary of the Company’s initial public offering (the “$8 Contingent Legacy Shareholder Warrants”);

•        Tranche 2 — for up to 1,524,976 shares of common stock (of which up to 256,716 were to a related party) when the 10-Trading-Day VWAP of the common stock reaches 300% of the $4.00 per share initial public offering price (or $12 per share), and that will expire on the 42-month anniversary of the Company’s initial public offering (the “$12 Contingent Legacy Shareholder Warrants”); and,

•        Tranche 3 — for up to 1,906,220 shares of common stock (of which up to 320,895 were to a related party) when the 10-Trading-Day VWAP of the common stock reaches 500% of the $4.00 per share initial public offering price (or $20 per share), and that will expire on the 60-month anniversary of the Company’s initial public offering (the “$20 Contingent Legacy Shareholder Warrants”).

As of June 30, 2025, there were outstanding and exercisable: 625,446 $8 Contingent Legacy Shareholder Warrants; 1,250,892 $12 Contingent Legacy Shareholder Warrants; and 1,563,615 $20 Contingent Legacy Shareholder Warrants, (of which 0; 0; and 0, respectively were to a related party).

NOTE 13 — BASIC AND DILUTED NET INCOME/(LOSS) PER SHARE

The Company computes basic net income/(loss) per share by dividing net income/(loss) for the period by the weighted-average number of common shares outstanding during the period. The Company computes diluted net income/(loss) per share by dividing net income/(loss) for the period by the weighted-average number of common shares outstanding during the period, plus the dilutive effect of the stock options, RSU awards and exercisable

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 13 — BASIC AND DILUTED NET INCOME/(LOSS) PER SHARE (cont.)

common stock warrants, as applicable pursuant to the treasury stock method, and the convertible notes, as applicable pursuant to the if-converted method. The following table sets forth the computation of basic and diluted net income/(loss) per share:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Basic earnings per share of common stock:
Numerator:
Net Income/(Loss) for the period	$(7,295,078)	$8,406,501	$(10,328,125)	$8,859,341
Preferred stock dividend	(1,178,544)	(13,537)	(1,650,573)	(13,537)
Net Income/(Loss) for the period – basic	$(8,473,622)	$8,392,964	$(11,978,698)	$8,845,804

Denominator:
Weighted average number of shares of common stock – basic	11,000,519	421,799	10,335,057	421,799

Net Income/(Loss) per share of common stock – basic	$(0.77)	$19.90	$(1.16)	$20.97

Diluted earnings per share of common stock:
Numerator:
Net Income/(Loss) for the period – basic	$(8,473,622)	$8,392,964	$(11,978,698)	$8,845,804
Change in fair value of dilutive convertible notes	—	(1,941,370)	—	(18,216,803)
Change in fair value of dilutive warrants	—	(546,672)	—	(1,794,334)
Net Income/(Loss) for the period – diluted	$(8,473,622)	$5,904,922	$(11,978,698)	$(11,165,333)

Denominator:
Weighted average number of shares of common stock – basic(1)	11,000,519	421,799	10,335,057	421,799
Conversion of Convertible Notes into Common Stock	—	3,819,542	—	3,819,542
Conversion of Warrants into Common Stock	—	331,722	—	331,722
Weighted average number of shares of common stock – diluted(1)	11,000,519	4,573,063	10,335,057	4,573,063

Net Income/(Loss) per share of common stock – diluted	$(0.77)	$1.29	$(1.16)	$(2.44)

____________

(1)      Includes 100,000 prepaid warrants for the period ended June 30, 2025.

Diluted earnings/(loss) per share reflect the potential dilution of securities that could share in the earnings of an entity. For the three and six months ended June 30, 2024, the calculation of diluted earnings per share includes the dilutive effect of shares issued for the conversion of the convertible notes and related warrants and subtracts the related gains from changes in their respective fair values from net income/(loss). The following number of shares of

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 13 — BASIC AND DILUTED NET INCOME/(LOSS) PER SHARE (cont.)

common stock from the potential exercise or conversion of outstanding potentially dilutive securities were excluded from the computation of diluted net income/(loss) per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	For the Three and Six Months Ended June 30,
	2024	2024
ISOs	2,413	6,164
RSU Awards	—	243,089
Equity-classified Warrants	2,942,600	148,649
Liability-classified Warrants	—	908,334
Legacy Warrants	3,439,953	—
Warrants issued with Preferred Stock (Series B)	852,399	—
Convertible Notes	—	3,072,906
Preferred Stock (Series A)	805,288	486,097
Preferred Stock (Series B)	20,737,012	—
Total	28,779,665	4,865,239

NOTE 14 — SUBSEQUENT EVENTS

For its condensed consolidated financial statements as of June 30, 2025 and for the period then ended, the Company evaluated subsequent events through the date on which those condensed consolidated financial statements were issued. Other than the items noted below and in Note 10, there were no subsequent events identified for disclosure as of the date the condensed consolidated financial statements were available to be issued.

Correction for Missed Warrants. — Subsequent to the closing of the August 15, 2025 PIPE offering, and after consultation with Roth Capital Partners, LLC we provided warrants to Roth to purchase up to 12,160 shares of our common stock with an exercise price of $13.16 per share. These warrants were due to be issued to Roth based on a representation agreement in place related to the 2022 Convertible Notes in which we owed Roth warrants equal to 8% of the amount of cash and warrant proceeds they helped us raise (see more info related to the 2022 Convertible Notes herein). The calculation was derived by dividing the amount owed ($160,000) by the anticipated exercise price at the time ($7.50 per share), and then adjusting for the .57-for-1 reverse stock split approved by the Board and stockholders in May 2024.

Private Placement of Common Stock (Private Investment in Public Equity) — On August 15, 2025, the Company closed on a private placement to institutional and accredited investors and sold pre-funded warrants (the “Pre-Funded Warrants”) to purchase an aggregate of 370,378,890 shares of common stock at a purchase price of $0.6042 per Pre-Funded Warrant, for an aggregate purchase price of $223.8 million, before deducting placement agent fees and other offering expenses (the “PIPE”). Of the total $223.8 million purchase price for the Pre-Funded Warrants, $35.5 million was paid in cash, $59.5 million was paid in the cryptocurrency stablecoin commonly referred to as USDC (“USDC”), based on a purchase price of $1.00 per USDC, and $128.8 million was paid in $IP tokens, which were valued for purposes of such offering at (i) $5.2413 (representing a 20% discount from the closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of the Story Core Contributors (as defined in the subscription agreements for the offering), (ii) $3.40 (representing an approximately 48% discount from the closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of Story Foundation, or (iii) $6.5516 (the reported closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of all other purchasers. No gain was recognized on the purchase of these $IP Tokens, due to restrictions on transfer and lock-up agreements covering such $IP Tokens, which provides that cost basis accounting be used rather than fair value accounting. A gain of $66,039,843 was recorded to paid in capital in conjunction with the PIPE.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 14 — SUBSEQUENT EVENTS (cont.)

The $IP Tokens acquired in conjunction with the PIPE are subject to restrictions on transfer and lock-up agreements for 12 to 60 months.

In connection with the closing of the offering of Pre-Funded Warrants, the Company entered into exchange agreements with all but two holders of our Series B Preferred Stock. See Series B Preferred Stock below.

Included among the purchasers in the Offering were Story Foundation, who purchased Pre-Funded Warrants to purchase 107,781,820 shares of Common Stock; Justin Stiefel, Chairman and Chief Executive Officer of the Company, who purchased Pre-Funded Warrants to purchase 3,309,615 shares of Common Stock; and Andrew Varga, a director of the Company, who purchased Pre-Funded Warrants to purchase 300,000 shares of Common Stock.

The Company intends to use (a) up to $4.0 million of the net proceeds from the Offering for general corporate purposes initiated after the closing, (b) up to $0.6 million for pre-existing working capital commitments or obligations, and (c) at least $80.0 million to purchase $IP Tokens from Story Foundation at a price per $IP Token of $3.40 (as discussed below). The balance of the net proceeds will be used to purchase or otherwise acquire $IP Tokens and for the establishment of the Company’s cryptocurrency treasury operations to the extent consistent with the Company’s investment policy as amended or otherwise modified from time to time. The Company shall not use more than $7.0 million of such proceeds: (i) for the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (ii) for the redemption of any Common Stock or (iii) for the settlement of any outstanding litigation. In connection with the announcement of the Offering, the Company announced the launch of its digital asset treasury reserve strategy, to be effective upon the closing of the Offering, pursuant to which the Company plans to use $IP Tokens as its primary treasury reserve asset on an ongoing basis. The is no assurance that the Company will be able to close on this transaction, or that if it does close the transaction, that it will be with substantially the same terms as described herein. If the transaction closes, the Company will disclose the final details in a related 8-K filing.

In conjunction with the Offering, in July 2025, the Company negotiated terms with a number of secured and unsecured creditors, whereby, the Company agreed to pay agreed to pay cash and or equity, in settlement of amounts owed to such obligees (as discussed in more detail below).

In conjunction with the Offering, subsequent to June 30, 2025, the Company purchased $80.0 million of $IP Tokens from Story Foundation at a price per $IP Token of $3.40 (as discussed above) that are subject to restrictions on transfer and lock-up agreements for 12 to 60 months as follows:

•        $35,271,353 of $IP Tokens for $21,000,000 in cash on August 18, 2025 at a price per $IP Token of $3.40 compared to the market price of $5.7106 per $IP Token, resulting in a gain of $14,271,353 being recorded to other income; and,

•        $99,692,647 of $IP Tokens for $59,000,000 in cash on August 15, 2025 at a price per $IP Token of $3.40 compared to the market price of $5.745 per $IP Token, resulting in a gain of $40,692,647 being recorded to other income.

In conjunction with the Offering, the Company issued: 2,500,000 RSUs on September 25, 2025 to an advisor, vesting in 4 equal installments of 625,000 shares on October 1, 2025, January 1, 2026, April 1, 2026, and July 1, 2026; placement agent warrants in August 2025 to purchase 4,307,289 shares of common stock at $0.01 per share, expiring August 15, 2030, representing 3% of the number of the securities issued in the Offering; and advisor warrants in August, 2025, to purchase common stock at $0.01 per share that expire August 10, 2030 as follows:

•        Tranche 1 — 3,875,000 warrants vesting the earlier of when the closing price of the common stock equals or exceeds a price of $1.00 per share or 3 months from the issue date of the warrant;

•        Tranche 2 — 4,075,000 warrants vesting the earlier of when the closing price of the common stock equals or exceeds a price of $1.50 per share or 6 months from the issue date of the warrant;

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 14 — SUBSEQUENT EVENTS (cont.)

•        Tranche 3 — 4,300,000 warrants vesting the earlier of when the closing price of the common stock equals or exceeds a price of $2.00 per share or 6 months from the issue date of the warrant; and,

•        Tranche 4 — 5,250,000 warrants vesting monthly over 12 months from September 18, 2025.

Issuer shall have the option, with input from Foundation Investor on timing and amount, on the use of its currently registered and effective ELOC to raise capital for debt reduction and other corporate purpose related to its business.

Series B Preferred Stock — In conjunction with the August 15, 2025 Offering discussed above, we entered into exchange agreements with all but two holders of our Series B Preferred Stock pursuant to which we exchanged 629,873 shares of Series B Preferred Stock that were convertible into 17,897,336 shares of common stock for (i) 894,856 shares of common stock; (ii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 8,948,676 shares of common stock at the earlier of (a) the date on which our common stock closes at $1.50 per share or higher during a regular trading day or (b) on the three-month anniversary of the warrant issuance date; and (iii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 8,053,804 shares of common stock at the earlier of (a) the date on which our common stock closes at $2.00 per share or higher during a regular trading day or (b) on the six-month anniversary of the warrant issuance date. Of the shares of Series B Preferred Stock that was exchanged for common stock and warrants, 299,543 shares of Series B Preferred Stock that were convertible into 8,635,864 shares of common stock were exchanged by a related party for (i) 431,791 shares of common stock; (ii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 4,317,934 shares of common stock at the earlier of (i) the date on which our common stock closes at $1.50 per share or higher during a regular trading day or (ii) on the three-month anniversary of the warrant issuance date; and (iii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 3,886,139 shares of common stock at the earlier of (i) the date on which our common stock closes at $2.00 per share or higher during a regular trading day or (ii) on the six-month anniversary of the warrant issuance date. (See also Note 7.)

In conjunction with the August 15, 2025 Offering discussed above, the Company also negotiated restructurings and settlement agreements with outstanding secured notes and unsecured payables as discussed in more detail below.

Negotiated Restructurings and Settlement Agreements with Outstanding Secured Notes and Unsecured Payables — In July 2025, the Company negotiated terms with its secured notes payable creditor and a number of its unsecured creditors (the “Negotiated Settlements”), whereby, contingent and effective only upon the occurrence of: a) the closing of a financing transaction between the Company and third party private investors in excess of $75 million dollars and involving a tradable cryptocurrency, token or other similar digital asset (the “Trigger Date”); b) the approval of Company’s stockholders of such transaction at a duly called Special Meeting; and c) effectiveness of a registration statement related to such transaction filed with the Securities and Exchange Commission in accordance with the Securities Act of 1933, as amended, that the Company will pay agreed upon cash amounts due to the respective obligees, as agreed, in cash and or equity, in settlement of amounts owed to such obligees. The equity portion of the Negotiated Settlements is in the form of warrants to purchase common stock at $0.01 per share, exercisable at the earlier of (i) 6-months or (ii) the day following the issue date of the respective warrants on which the closing price of the common stock equals or exceeds $1.50 per share, which were valued based on a Black Scholes valuation (the “Settlement Equity”). The result of the Negotiated Settlements with the secured and unsecured creditors was: a) $10,382,438 of the Company’s secured notes payable as of June 30, 2025 ($12,620,345 as of August 7, 2025, including settlement fees and expenses and additional accrued interest) was negotiated to be settled for $7,046,094 in cash and $2,963,624 of warrants with the remaining $2,610,627 recognized as a gain on settlement in the (third quarter) statement of operations; and, b) an aggregate of $3,792,767 of Settlement Equity (in the form of 4,000,000 warrants) with the remaining $2,635,507 to be recognized as a gain on settlement in the statement of operations; and, c) an aggregate of $3,792,767 of the Company’s unsecured accounts payable as of June 30, 2025 was negotiated to be settled for $1,816,250 in cash, $851,628 in Settlement Equity (in the form of an aggregate of 1,527,820 warrants) with the remaining $1,124,889 (of which $282,037 will be recorded to paid in

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 14 — SUBSEQUENT EVENTS (cont.)

capital on the balance sheet as it related to capitalized offering costs, and the remaining $842,852 will be recorded on the statement of operations as a gain on settlement) to be recognized in the then current period (third quarter) in the respective expense accounts to which the expenses were originally recorded.

ELOC Agreement — Subsequent to June 30, 2025, an aggregate of 10,525,357 shares of common stock had been sold to the investor under the ELOC Purchase Agreement for aggregate gross proceeds to the Company of $4,087,161.

Exercise of Common Warrants and Prepaid Warrants — Subsequent to June 30, 2025, 100,000 prepaid warrants and 18,796 common warrants were exercised for $1,188, leaving 0 prepaid warrants outstanding and 0 common warrants outstanding (including 0 common warrants outstanding of the related party).

Litigation — CFGI — On January 31, 2025, CFGI, LLC (“CFGI”) commenced a litigation against the Company in the Superior Court, Suffolk County, Massachusetts asserting claims arising under a November 1, 2022 written engagement letter agreement whereby CFGI agreed to provide financial, accounting and tax consulting services to the Company. CFGI contends that it fully performed its obligations under such agreement, but that the parties amended the agreement on or about May 22, 2023 when the Company fell behind in its payments. CFGI alleges further that, while the Company made some payments under the amended agreement, CFGI was then owed approximately $730,000, plus interest. On July 30, 2025, the parties entered into a settlement agreement whereby the Company paid $500,000 in exchange for closing out the balance owed and ending the litigation. (See Note 10.) See also Negotiated Restructurings and Settlement Agreements with Outstanding Secured Notes and Unsecured Payables above for additional details.

Litigation — Thinking Tree Dissenter — On April 16, 2025, Kaylon McAlister, a former co-founder of Thinking Tree Spirits, filed suit in the Circuit Court of Oregon against Thinking Tree Spirits and the Company seeking $470,000 under the Oregon dissenter rights statute, plus interest. While we are reviewing the matter, we believe the amount being sought is without merit and grossly overinflates the value of the enterprise, and we intend to vigorously defend this matter. Further, we believe we have counterclaims against the plaintiff for actions taken by him before, during and after the closing of the acquisition transaction that adversely effected the valuation of the acquisition and the Company’s investment in Thinking Tree Spirits. The parties reached agreement dated August 4, 2025, whereby the dissenter relinquished his claims in exchange for $140,000, ending the matter. (See also Note 10.)

Deferred Compensation — Beginning in May 2023, certain senior level employees elected to defer a portion of their salary until such time as the Company completed a successful public registration of its stock (which occurred on November 25, 2024). (See Note 5.) Subsequent to June 30, 2025, the Company paid $236,907 of the deferred compensation, leaving a balance of $233,547 remaining to be paid. During the six months ended June 30, 2025 certain senior level employees elected to defer an additional $79,275 of their salary, resulting in $470,454 remaining to be paid as of June 30, 2025. Subsequent to June 30, 2025, the Company paid $236,907 of the deferred compensation, leaving a balance of $233,547 remaining to be paid. (See also Note 7.)

Results of Special Shareholder Meeting — At a Special Meeting of Stockholders held on September 18, 2025, the Company’s stockholders approved all of the proposals on the agenda related to the Company’s previously announced private placement financing transaction, and other actions, including:

•        the issuance of pre-funded warrants and shares of common stock upon the exercise of pre-funded warrants issued pursuant to subscription agreements between certain accredited or institutional investors and the Company related to the PIPE discussed above;

•        the issuance of shares of common stock, restricted stock unit awards, and shares of common stock upon the exercise of warrants issued pursuant to advisory agreements between certain advisors and the Company related to the PIPE discussed above;

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 14 — SUBSEQUENT EVENTS (cont.)

•        an amendment to the Company’s Second Amended and Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of capital stock from 495,000,000 shares to 995,000,000 shares;

•        an amendment to the Certificate of Incorporation to effect a reverse stock split of the Company’s common stock at a reverse stock split ratio ranging from 1:5 to 1:20, without reducing the authorized number of shares of common stock, and to authorize the Board to determine, at its discretion, the timing of the amendment and the specific ratio of the reverse stock split, without further approval or authorization of the Company’s stockholders; and,

•        an amendment to the Company’s 2024 Equity Incentive Plan, as amended, to increase the shares available for issuance under the 2024 Plan from 5,000,000 shares to 35,000,000 shares.

Rebranding and change in Ticker Symbol — In September 2025, the Company rebranded as “IP Strategy,” reflecting its evolution into a public-market vehicle centered on the accumulation of $IP tokens, the native cryptocurrency of the Story Network. In connection with the rebranding, the Company’s Nasdaq ticker symbol was changed from “CASK” to “IPST,” and commenced trading under the new symbol at the market open on September 22, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Heritage Distilling Holding Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heritage Distilling Holding Company, Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders’ equity/(deficit) and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements were prepared assuming the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management and the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2022.

Costa Mesa, California

April 28, 2025

Heritage Distilling Holding Company, Inc.

Consolidated Balance Sheets

	As of December 31,
	2024	2023
ASSETS
Current Assets
Cash	$453,162	$76,878
Accounts Receivable	638,890	721,932
Inventory	2,471,567	2,756,350
Other Current Assets	355,928	1,717,650
Total Current Assets	3,919,547	5,272,810

Long Term Assets
Property and Equipment, net of Accumulated Depreciation	5,449,412	6,428,112
Operating Lease Right-of-Use Assets, net	3,303,158	3,658,493
Investment in Flavored Bourbon LLC	14,285,222	10,864,000
Intangible Assets (Note 10)	421,151	—
Goodwill (Note 10)	589,870	—
Other Long Term Assets	31,666	44,817
Total Long Term Assets	24,080,479	20,995,422
Total Assets	$28,000,026	$26,268,232

LIABILITIES & STOCKHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities
Accounts Payable	$4,979,353	$5,228,786
Accrued Payroll	950,974	1,321,298
Accrued Tax Liability	1,535,628	1,468,994
Other Current Liabilities	1,253,052	1,827,013
Operating Lease Liabilities, Current	1,131,545	1,294,706
Notes Payable, Current	3,758,595	14,270,956
Convertible Notes Payable (2022 and 2023 Convertible Notes) (including related party convertible notes of $0 and $17,220,203 as of December 31, 2024 and 2023, respectively) (See Notes 5 and 15)	—	36,283,891
Accrued Interest	202,367	1,152,998
Total Current Liabilities	13,811,514	62,848,642

Long Term Liabilities
Operating Lease Liabilities, net of Current Portion	2,810,015	3,081,924
Notes Payable, net of Current Portion	9,482,339	—
Convertible Notes Payable (Whiskey Notes) (including a related party convertible note of $0 and $390,607 as of December 31, 2024 and 2023, respectively)	—	1,452,562
Warrant Liabilities (2022 and 2023 Convertible Notes) (including a related party warrant liability of $0 and $340,918 as of December 31, 2024 and 2023, respectively)	—	794,868
Warrant Liabilities (Whiskey Notes) (including a related party warrant liability of $0 and $406,774 as of December 31, 2024 and 2023, respectively)	—	1,512,692
Accrued Interest, net of Current Portion	977,316	—
Other Long Term Liabilities	127,075	—
Total Long-Term Liabilities	13,396,745	6,842,046
Total Liabilities	27,208,259	69,690,688

Heritage Distilling Holding Company, Inc.

Consolidated Balance Sheets — (Continued)

	As of December 31,
	2024	2023
Commitments and Contingencies (Note 13)

Stockholders’ Equity/(Deficit)
Preferred Stock, par value $0.0001 per share; 5,000,000 and 0 shares authorized; 500,000 and 0 shares designated Series A as of December 31, 2024 and 2023, respectively; 494,840 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	49	—
Common Stock, par value $0.0001 per share; 70,000,000 and 10,000,000 shares authorized as of December 31, 2024 and 2023 respectively; 5,273,611 and 381,484 shares issued and outstanding as of December 31, 2024 and 2023, respectively	556	67
Additional Paid-In-Capital	74,925,180	31,421,953
Accumulated Deficit	(74,134,018)	(74,844,476)
Total Stockholders’ Equity/(Deficit)	791,767	(43,422,456)
Total Liabilities & Stockholders’ Equity/(Deficit)	$28,000,026	$26,268,232

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc.

Consolidated Statement of Operations

	For the Years Ended December 31,
	2024	2023
NET SALES
Products	$6,614,933	$5,136,482
Services	1,787,555	2,834,742
Total Net Sales	8,402,488	7,971,224

COST OF SALES
Products	6,173,189	4,963,176
Services	103,452	857,007
Total Cost of Sales	6,276,641	5,820,183
Gross Profit	2,125,847	2,151,041

OPERATING EXPENSES
Sales and Marketing	6,038,636	5,938,315
General and Administrative	11,006,021	7,477,285
Total Operating Expenses	17,044,657	13,415,600
Operating Loss	(14,918,810)	(11,264,559)

OTHER INCOME/(EXPENSE)
Interest Expense	(2,535,701)	(2,526,740)
Gain on Investment	3,421,222	—
Change in Fair Value of Convertible Notes	14,028,067	(22,764,854)
Change in Fair Value of Warrant Liabilities	736,580	(240,159)
Other Income/(Expense)	(11,750)	4,893
Total Other Income/(Expense)	15,638,418	(25,526,860)
Income/(Loss) Before Income Taxes	719,608	(36,791,419)
Income Taxes	(9,150)	(7,000)
Net Income/(Loss)	$710,458	$(36,798,419)
Net Income/(Loss) Per Share, Basic	$0.05	$(96.45)
Weighted Average Common Shares Outstanding, Basic	1,281,339	381,543
Net Income/(Loss) Per Share, Diluted (See Note 16)	$(1.97)	$(96.45)
Weighted Average Common Shares Outstanding, Diluted	7,077,759	381,543

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc.

Consolidated Statements of Stockholders’ Equity/(Deficit)

	Common Stock		Preferred Stock – Series A		Additional Paid-in Capital	Accumulated Equity/ (Deficit)	Total Stockholders’ Equity/ (Deficit)
	Number of Shares	Par Value	Number of Shares	Par Value
Beginning Balance December 31, 2023	381,484	$67	—	$—	$31,421,953	$(74,844,476)	$(43,422,456)
Acquisition of Thinking Tree Spirits	50,958	5	—	—	670,681	—	670,686
Private Placement of Preferred Stock – Series A	—	—	329,060	33	3,290,567	—	3,290,600
Preferred Stock issued in Exchange for Factoring Agreements	—	—	71,991	7	719,912	—	719,919
Preferred Stock issued in Exchange for Warrants	—	—	93,789	9	(9)		—
Initial Public Offering of Common Stock	1,687,500	169	—	—	3,591,910	—	3,592,079
Private Placement of Common Warrants	—	—	—	—	1,397,998	—	1,397,998
Issuance of Warrants to Purchase Common Stock	—	—	—	—	8,828	—	8,828
Exercise of Warrants to Purchase Common Stock	—	317,853	32	—	(32)	—	—
Common Stock Exchanged for Prepaid Warrants	(32,728)	(3)	—	—	3	—	—
2022 Convertible Note Warrants Reclassified from Liability to Equity	—	—	—	——	1,873,000	—	1,873,000
Conversion of 2022 and 2023 Convertible Notes to Equity	3,819,542	—	382	—	15,277,786	—	15,278,168
Common Stock Exchanged for Prepaid Warrants – 2022 and 2023 Convertible Notes	(1,927,800)	(193)	—	—	193	—	—
Conversion of Whiskey Notes and Related Warrant Liabilities to Equity	2,946,015	295	—	—	11,783,773	—	11,784,068
Common Stock Exchanged for Prepaid Warrants – Whiskey Notes and related Warrant Liabilities	(1,969,192)	(197)	—	—	197	—	—
Shares Repurchased	(21)	—	—	—	(3,690)	—	(3,690)
Share-based Compensation		—	—	—	4,892,110	—	4,892,110
Net Income	—	—	—	—	—	710,458	710,458
Ending Balance December 31, 2024	5,273,611	$556	494,840	$49	$74,925,180	$(74,134,018)	$791,767

Heritage Distilling Holding Company, Inc.

Consolidated Statements of Stockholders’ Equity/(Deficit) — (Continued)

	Common Stock		Additional Paid-in Capital	Accumulated Equity/ (Deficit)	Total Stockholders’ Equity/(Deficit)
	Number of Shares	Par Value

Beginning Balance December 31, 2022	381,556	$67	$31,414,699	$(38,046,057)	$(6,631,291)
Shares Repurchased	(72)	—	(11,340)	—	(11,340)
Share-based Compensation	—	—	18,594	—	18,594
Net Loss	—	—	—	(36,798,419)	(36,798,419)
Ending Balance December 31, 2023	381,484	$67	$31,421,953	$(74,844,476)	$(43,422,456)

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc.

Consolidated Statements of Cash Flows

	For the Twelve Months Ended December 31,
	2024	2023
Net Income/(Loss)	$710,458	$(36,798,419)
Adjustments to Reconcile Net Income/(Loss) to Net Cash Used in Operating Activities:
Depreciation Expense	1,284,653	1,430,240
Amortization of operating lease right-of-use assets	508,156	492,806
Loss on disposal of property and equipment	241,541	43,290
Non-cash Warrant Issued	8,828	—
Gain on Investment	(3,421,222)	—
Change in Fair Value of Convertible Notes	(14,028,067)	22,764,854
Change in Fair Value of Warrant Liabilities	(736,580)	240,159
Non-cash Interest Expense	346,436	435,373
Non-cash Share-based Compensation	4,892,110	18,594

Changes in Operating Assets and Liabilities:
Accounts Receivable	83,042	(227,218)
Inventory	1,409,180	885,547
Other Current Assets	(115,741)	61,230
Other Long Term Assets	13,151	76,270
Accounts Payable	(672,348)	1,078,467
Other Current Liabilities	(1,151,329)	1,691,432
Operating Lease Liabilities	(587,891)	(672,371)
Net Cash Used in Operating Activities	(11,215,623)	(8,479,746)

Cash Flow (used in)/from Investing Activities
Purchase of Property and Equipment	(106,421)	(26,512)
Proceeds from Sale of Asset	—	2,400
Proceeds from Purchase of Thinking Tree Spirits	5,090	—
Net Cash Used in Investing Activities	(101,331)	(24,112)

Cash Flow from Financing Activities
Proceeds from Notes Payable	694,914	250,000
Proceeds from Whiskey Notes (including proceeds from related party Whiskey Notes of $1,100,000 and $800,000 for the years ended December 31, 2024 and 2023, respectively)	3,655,870	2,975,000
Proceeds from Convertible Notes (including proceeds from related party convertible notes of $0 and $4,675,000 for the years ended December 31, 2024 and 2023, respectively)	—	5,590,000
Repayment of Notes Payable	(1,723,386)	(183,062)
Proceeds from Initial Public Offering of Common Stock, net of Underwriting Commission	5,960,000	—
Expenses related to Initial Public Offering, recorded to Additional Paid-in-Capital, net against IPO Proceeds	(313,467)	—
Proceeds from Private Placement of Common Warrants	1,397,998	—
Proceeds from Private Placement of Preferred Stock and warrants	2,025,000	—
Deferred Transaction Costs associated with S-1 Filing	—	(262,896)
Common Stock Shares Repurchased	(3,690)	(11,340)
Net Cash Provided by Financing Activities	11,693,239	8,357,702
Net Increase (Decrease) in Cash	376,284	(146,156)
Cash – Beginning of Period	76,878	223,034
Cash – End of Period	$453,162	$76,878

Heritage Distilling Holding Company, Inc.

Consolidated Statements of Cash Flows — (Continued)

	For the Twelve Months Ended December 31,
	2024	2023
Supplemental Cash Flow Information related to Interest Paid & Income Taxes Paid:
Cash Paid during the Period for:
Interest Expense	$2,189,265	$2,091,366
Income Tax Expense	$1,650	$7,000

Supplemental Schedule of Non-cash Investing and Financing Activities:
Right-of-use Assets Obtained in Exchange for New Operating Lease Liabilities	$152,821	$290,060
Transaction Costs Associated with S-1 Filing in Accounts Payable and Other Current Liabilities	$1,676,494	$1,020,004
Deferred Transaction Costs Applied Against IPO Proceeds	$2,054,454	$—
Common Stock Issued in Conjunction with Acquisition of Thinking Tree Spirits	$670,686	$—
Unpaid Property and Equipment Additions	$204,366	$194,366
Preferred Stock and Warrants Issued in Exchange for Barrels and Inventory	$1,265,600	$—
Preferred Stock and Warrants Issued in Exchange for Factoring Agreement Notes Payable Including Interest and Fees	$719,919	$—
Preferred Stock Issued in Exchange for Warrants	$9	$—
Conversion of 2022 and 2023 Convertible Notes to Equity	$15,278,168	$—
2022 Convertible Notes Warrants reclassified from Liability to Equity	$1,873,000	$—
Conversion of Whiskey Notes and Related Warrant Liabilities to Equity	$11,784,068	$—
Exercise of Warrants to Purchase Common Stock	$32	$—
Common Stock Exchanged for Prepaid Warrants (2022 and 2023 Convertible Notes)	$193	$—
Common Stock Exchanged for Prepaid Warrants (Whiskey Notes and related Warrant Liabilities)	$197	$—
Prepaid Warrants Issued in Exchange for Common Stock	$3	$—

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION

Description of operations — Heritage Distilling Holding Company, Inc. (“HDHC” or the “Company”) is a Delaware corporation, for the purpose of investing in, managing, and/or operating businesses that are engaged in the production, sale, or distribution of alcoholic beverages. The Company is headquartered in Gig Harbor, Washington and has one wholly owned subsidiary, Heritage Distilling Company, Inc. (“HDC”), that is included in the consolidated financial statements.

HDC has operated since 2011 as a craft distillery making a variety of whiskeys, vodkas, gins and rums as well as Ready-to-Drink (“RTD”) beverages and operates distillery tasting rooms in Washington and Oregon.

Initial Public Offering — On November 25, 2024, the Company closed an initial public offering (“IPO”) of 1,687,500 shares of common stock at $4.00 per share. Concurrently, the Company also closed a private offering of 382,205 common warrants to purchase shares of common stock with an exercise price of $0.01 per share at $3.99 per warrant. (See Note 9.)

Subsequent Registration of Common Stock — Subsequent to December 31, 2024, on January 24, 2025, the Company filed a Form S-1 Registration Statement under the Securities Act of 1933 to register up to a maximum of 5,000,000 shares of common stock and 67,162 shares of common stock issuable upon the exercise of the Commitment Warrants of the up to $15,000,000 aggregate gross purchase price of shares of common stock (the “ELOC Shares”) that have been or may be issued by us to the ELOC Investor (the “Investor”) pursuant to the Securities Purchase Agreement, dated as of January 23, 2025, between the Company and the Investor (the “ELOC Purchase Agreement”), establishing a committed equity facility (the “Facility” or “Equity Line of Credit”). The 67,162 shares of common stock issuable to the Investor upon the exercise of a stock purchase warrant with an exercise price of $0.001 per share (the “Commitment Warrants”) were issued pursuant to the ELOC Purchase Agreement that the Company and the Investor entered into in a letter agreement dated January 23, 2025 under which the Investor shall not be allowed to exercise the Commitment Warrants for a number of shares of common stock that would give it and its affiliates beneficial ownership of an amount of common stock greater than 1% of the total outstanding common stock after giving effect to such conversion. In February 2025, the Investor exercised the Commitment Warrants for $67.

Business Combination Agreement — On December 9, 2022, the Company entered into a business combination agreement (as amended, the “Business Combination Agreement”) with a publicly-traded special purpose acquisition company (“SPAC”). On May 18, 2023, the Business Combination Agreement was terminated and deferred expenses related to the transaction were expensed. Subsequent to the termination of the Business Combination, the Company successfully consummated an initial public offering (“IPO”) on November 25, 2024.

Basis of Presentation — The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the Company’s wholly-owned subsidiary. All intercompany transactions and balances have been eliminated in the consolidation process. Certain accounts relating to the prior year have been reclassified to conform to the current period’s presentation. These reclassifications had no effect on the net loss or net assets as previously reported.

Stock Split — On May 11, 2024, the Board and Stockholders of the Company approved, and on May 14, 2024 the Company effected, a .57-for-1 reverse stock split. All share and per share numbers included in these financial statements as of and for all periods presented reflect the effect of that stock split unless otherwise noted.

Liquidity and Going Concern — The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern. The Company’s recurring net losses, negative working capital, increased accumulated deficit and stockholders’ deficit, raise substantial doubt about its ability to continue as a going concern. During the year ended December 31, 2024, the Company recorded net income of approximately $0.7 million (of which approximately $14.8 million of the net income stemmed from gain on investment and the decrease in fair value of certain convertible notes and warrants) and reported net cash used in operations of approximately $11.2 million. On December 31, 2024, the accumulated

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

deficit was approximately $74.1 million and the stockholders’ equity was approximately $0.8 million. Excluding the approximately $14.8 million from the 2024 increase in fair value (approximately $6.0 million inception to date increase in fair value) of the aforementioned convertible notes and warrants: the Company would have incurred a 2024 net loss of approximately $14.1 million; and, at December 31, 2024, the accumulated deficit would have been approximately $68.2 million and the stockholders’ deficit would have been approximately $6.8 million. In connection with these consolidated financial statements, management evaluated whether there were conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to meet its obligations as they become due within one year from the date of issuance of these financial statements. Management assessed that there were such conditions and events, including a history of recurring operating losses, and negative cash flows from operating activities, and significant current debt obligations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of December 31, 2024, the Company believes its current cash balances coupled with anticipated cash flow from operating activities may not be sufficient to meet its working capital requirements for at least one year from the date of the issuance of the accompanying consolidated financial statements. The Company has the ability to raise additional funds by issuing equity or equity-linked securities, including through the equity line of credit (ELOC) finalized in February 2025 or the sale of additional shares of Series B Preferred Stock, or other securities or instruments (see Note 17). In addition, management is in discussion with additional third parties about different financing options unrelated to the ELOC or Series B Preferred Stock that would make the use of those securities instruments no longer necessary. The Company is evaluating different term sheets to evaluate the best path forward.

The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Risks and Uncertainties

Global Conflict

Management continues to monitor the changing landscape of global conflicts and their potential impacts on its business. First among these concerns is the ongoing conflict in Ukraine, which has caused disruption in the grain, natural gas and fertilizer markets, and the result of which is uncertainty in pricing for those commodities. Because the Company relies on grains for part of its raw inputs, these disruptions could increase the supply costs. However, since the Company sources all its grain from local or known domestic suppliers, management considers that the impact of the Ukraine war is not significant based on the Company’s history and relationship with the existing farmers and growers. The other potential conflict the Company monitors is the threatening military activity between China and Taiwan. The Company used to source its glass bottles from suppliers in China and has recently migrated this production to Taiwan. Although the Company now has what it considers an adequate supply of its glass bottles at the current utilization rate, considering the potential disruption in Taiwan, the Company has started to evaluate new producers who can produce glass bottles in other countries. Finally, most recently the attacks on Israel and the resulting and potentially escalating tensions in the region could feed uncertainty in the oil markets, impacting prices for fuel, transportation, freight and other related items, impacting costs directly and indirectly leading to more inflation.

Inflation

The inflation rate could remain high in the foreseeable future. This could put cost pressure on the Company faster than it can raise prices on its products. In such cases the Company could lose money on products, or its margins or profits could decline. In other cases, consumers may choose to forgo making purchases that they do not deem to be essential, thereby impacting the Company’s growth plans. Likewise, labor pressures could continue to

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

increase as employees become increasingly focused on their own standard of living, putting upward labor costs on the Company before the Company has achieved some or all of its growth plans. Management continues to focus on cost containment and is monitoring the risks associated with inflation and will continue to do so for the foreseeable future.

U.S. Government Operations

The chance that continued inaction in Congress to secure final passage of annual spending bills puts the Company at risk of a government shutdown, which could impact its ability to secure certain federal permits through the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”), including transfer in bond permits, and formula or label approvals. Likewise, tribal partners the Company is working with to open HDC branded distilleries and tasting rooms will rely on securing their own TTB permits. Any government shutdown could slow down progress on development, opening or operating those locations.

Tariffs

In the first quarter of 2025, the Trump administration announced the imposition of 25% tariff on aluminum, which could increase prices for aluminum cans, impacting the input costs for the Company’s RTDs. In late March and early April the Trump administration instituted blanket tariffs of varying amounts on virtually all countries, resulting in market and consumer apprehension and retaliatory tariffs from many nations on American made goods. The Company remains firm that the Company’s exposure to the cost of tariffs on direct inputs remains low, and retaliatory tariffs on American products has no impact on the Company’s current customer base or revenue as the Company does not export. It is too soon to tell what the trickle down or secondary cost impacts will be on the Company’s business operations from the tariffs on imported goods.

The Company’s suppliers source some of the Company’s glass bottles from markets in Asia subject to recent tariff increases announced by the Trump administration in the first quarter of 2025 and April 2025. The Company does not believe these tariffs will materially impact gross margin as these glass bottles are used to make the Company’s most premium and highest priced products.

The Company source some labels and printed collateral from suppliers in Canada, and recent tariffs announced by the Trump administration on Canadian imports in the first quarter of 2025 could impact those items. However, these labels and print collateral items typically have a cost ranging from $0.10 to $1.00 each, and because these labels and print items are used for the Company’s most expensive and premium products, the Company does not believe the imposition of tariffs on those items will have a material effect on gross margin for those products.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates — The presentation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include the valuation of common stock, common stock warrants, convertible notes, warrant liabilities, and stock options. Results could differ from those estimates. Estimates are periodically reviewed due to changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known.

Fair value option — As permitted under ASC Topic 825, Financial Instruments (“ASC Topic 825”), the Company has elected the fair value option to account for its convertible notes issued in 2022 through 2024. In accordance with ASC Topic 825, the Company records the convertible notes at fair value with changes in fair value recorded as a component of other income (expense) in the consolidated statements of operations. As a result of applying the fair value option, direct costs and fees related to the convertible notes are expensed as incurred and

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

are not deferred. The Company concluded it is appropriate to apply the fair value option as they are liabilities not classified as a component of stockholders’ equity/(deficit). In addition, the convertible notes meet all applicable criteria for electing fair value option under ASC Topic 825.

Fair value measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. The valuation hierarchy contains three levels:
Level 1 —	Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.
Level 2 —

Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the assets or liabilities being measured.

Level 3 —	Valuation inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize observable inputs and minimize unobservable inputs.

In determining the appropriate levels, the Company analyzes the assets and liabilities measured and reported on a fair value basis. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The Company’s financial instruments consist primarily of cash, accounts receivable, inventory and accounts payable. The carrying amount of such instruments approximates fair value due to their short-term nature. The carrying value of long-term debt approximates fair value because of the market interest rate of the debt. The convertible notes and warrant liabilities associated with the Company’s convertible promissory notes are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above.

During the years ended December 31, 2024 and 2023, there were no transfers between Level 1, Level 2, and Level 3.

Convertible notes — The Company’s convertible promissory notes are recognized initially and subsequently at fair value, inclusive of their respective accrued interest at their stated interest rates, which are included in convertible notes on the Company’s consolidated balance sheets. The changes in the fair value of these convertible notes are recorded as “changes in fair value of convertible notes” as a component of other income/(expense) in the consolidated statements of operations. The changes in fair value related to the accrued interest components are also included within the single line of change in fair value of convertible notes on the consolidated statements of operations. The convertible notes were reclassified to equity under the terms of the respective promissory note agreements upon the effectiveness of the Company’s IPO on November 25, 2024. (See Notes 5 and 6.)

Warrant liabilities — The Company issued certain warrants for the purchase of shares of its common stock in connection with the Company’s convertible notes (see Note 7) and classified them as a liability on its consolidated balance sheets. These warrants are classified as a liability under ASC 480 as the Company may settle the warrants by issuing a variable number of its common shares and the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception. The warrant liabilities were initially recorded at fair value on the issuance date of each warrant and were subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liabilities were recognized as a component of other income (expense) in the consolidated statements of operations. Changes in the fair value of the warrant liabilities continued to be recognized until the warrants were exercised, expired or qualified for equity classification. The warrant liabilities were reclassified to equity under the terms of the respective warrant agreements upon the effectiveness of the Company’s IPO on November 25, 2024. (See Notes 5 and 7.)

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations of credit risk — Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of accounts receivable, accounts payable and bank demand deposits that may, from time to time, exceed Federal Depository Insurance Corporation (“FDIC”) insurance limits. To mitigate the risks associated with FDIC insured limits the Company recently opened an Insured Cash Swap (“ICS”) service account at its primary bank. Under terms of the ICS, when the bank places funds for the Company using ICS, the deposit is sent from the Company’s transaction account into deposit accounts at other ICS Network banks in amounts below the standard FDIC insured maximum of $250,000 for overnight settling. If the Company’s account exceeds the FDIC limit of $250,000 at the end of the business day, funds are automatically swept out by the Company’s bank and spread among partner banks in accounts, each totaling less than $250,000. This makes the Company’s funds eligible for FDIC insurance protection each day. The funds are then swept back into the Company’s account at the beginning of the next business day. The aggregate limit that can be protected for the Company under this program is approximately 150 million.

The Company considers the concentration of credit risk associated with its accounts receivable to be commercially reasonable and believes that such concentration does not result in the significant risk of near-term severe adverse impacts. As of December 31, 2024 and December 31, 2023, the Company had customers that individually represented 10% or more of the Company’s accounts receivable. There were two and two individual customers that together represented 77% and 71% of total accounts receivable, as of December 31, 2024 and December 31, 2023, respectively. There were five and four individual customer accounts that together represented 80% and 64% of total revenue for the years ended December 31, 2024 and 2023, respectively. There were two and three individual suppliers that together represented 34% and 48% of total accounts payable, as of December 31, 2024 and December 31, 2023, respectively.

Concentration of Revenues
	For the Years Ended December 31,
	2024	2023
Customer A	23%	11%
Customer B	10%	10%
Customer C	10%	17%
Customer D	11%	—%
Customer E	25%	—%
Customer F	—%	27%
	79%	65%

Accounts receivable — Accounts receivable are reported at net realizable value. Receivables consist of amounts due from distributors. In evaluating the collectability of individual receivable balances, the Company considers several factors, including the age of the balance, the customers’ historical payment history, its credit worthiness and economic trends. There was no allowance for credit losses as of December 31, 2024 and 2023.

Inventories — Inventories are stated at the lower of cost or net realizable value, with cost being determined under the weighted average method, and consist of raw materials, work-in-process, and finished goods. Costs associated with spirit production and other costs related to manufacturing of products for sale, are recorded as inventory. Work-in-process inventory is comprised of all accumulated costs of raw materials, direct labor, and manufacturing overhead to the respective stage of production. Finished goods and raw materials inventory includes the supplier cost, shipping charges, import fees, and federal excise taxes. Management routinely monitors inventory and periodically writes off damaged and unsellable inventory. There was no valuation allowance as of December 31, 2024 and 2023.

The Company holds volumes of barreled whiskey, which will not be sold within one year due to the duration of the aging process. Consistent with industry practices, all barreled whiskey is classified as work-in-process inventory and is included in current assets.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Goodwill — Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is not subject to amortization, and instead, assessed for impairment annually at the end of each fiscal year, or more frequently when events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount in accordance with ASC 350 — Intangibles — Goodwill and Other.

The Company has the option to first assess qualitative factors to determine whether events or circumstances indicate it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, in which case a quantitative impairment test is not required.

As provided for by ASU 2017-04, Simplifying the Test for Goodwill Impairment, the quantitative goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired. An impairment loss is recognized for any excess of the carrying amount of the reporting unit over its fair value up to the amount of goodwill allocated to the reporting unit. Income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit are considered when measuring the goodwill impairment loss, if applicable.

Finite-Lived Intangible Assets — Intangible assets are recorded at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets acquired through business combinations are measured at fair value at the acquisition date, and are amortized over estimated useful lives of 6 to 10 years.

Intangible assets with finite lives are comprised of customer relationships and intellectual property and are amortized over their estimated useful lives on an accelerated basis over the projected pattern of economic benefits. Finite-lived intangible assets are reviewed for impairment annually, or more frequently when events or changes in circumstances indicate that it is more likely than not that the fair value has been reduced to less than its carrying amount.

Business Combinations — The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805 — Business Combinations, by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, measured at the acquisition date fair value. The determination of fair value involves assumptions, estimates and judgments. The initial allocation of the purchase price is considered preliminary and therefore subject to change until the end of the measurement period (up to one year from the acquisition date). Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net assets acquired. Contingent consideration is included within the purchase price and is initially recognized at fair value as of the acquisition date. Contingent consideration classified as either an asset or liability, is remeasured to fair value each reporting period, until the contingency is resolved. Changes in contingent consideration period-over-period are recognized in earnings.

Acquisition related expenses are recognized separately from the business combination and are expensed as incurred.

Deferred transaction costs — Deferred transaction costs consist of direct legal, accounting, filing and other fees and costs directly attributable to: the proposed Business Combination Agreement that was terminated in May 2023; and, the Company’s recently completed IPO. Deferred transaction costs were approximately $0 and $1,397,964 as of December 31, 2024 and 2023, respectively. The Company had previously incurred deferred transaction costs related to a proposed Business Combination Agreement that was terminated May 18, 2023, with related deferred transaction costs then being expensed (in the quarter ended June 30, 2023). Subsequent to the termination of the Business Combination Agreement, the Company prepared for an initial public offering (“IPO”) (which the Company successfully consummated on November 25, 2024). Accordingly, the deferred offering costs relating to the Company’s contemplated IPO continued to be deferred and capitalized as incurred through the date of the IPO. Deferred offering costs of $2,367,921 and underwriting commissions and expenses of $790,000 were offset against IPO proceeds as of November 25, 2024, the date of the Company’s initial public offering.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Liabilities for Deferred Revenue — During 2023, the Company entered into a distilled spirits barreling production agreement with Tiburon Opportunity Fund, L.P. for the production of 1,200 barrels of distilled spirits over time. There was a prepayment of $1,000,000 made in January 2023. The agreement was amended in March 2024 to a reduced number of 600 barrels for $500,000. The then $500,000 excess prepayment was then used to purchase a Whiskey Note in the principal amount of $672,500 and subsequently exchanged (upon the consummation of the Company’s IPO) under the terms of a Subscription Exchange Agreement for common stock in conjunction with the February 29, 2024 exchange of Whiskey Notes for common stock. (See Note 5.)

Property and equipment, net of accumulated depreciation — Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets — generally three to twenty years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset’s estimated useful life or the term of the lease. Construction in progress is related to the construction or development of property and equipment that have not yet been placed in service for their intended use. When the asset is available for use, it is transferred from construction in progress to the appropriate category of property and equipment and depreciation on the item commences.

Upon retirement or sale, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statement of operations. Costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized.

Leases — The Company has operating leases for corporate offices, warehouses, distilleries and tasting rooms that are accounted for under ASC 842. The Company determines if an arrangement is a lease at inception. Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from a lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. The Company recognizes lease expense for lease payments on a straight-line basis over the term of the lease. Operating lease ROU assets also include the impact of any lease incentives. An amendment to a lease is assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification. For modified leases, the Company also reassess the lease classification as of the modification’s effective date.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s operating leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environments where the leased asset is located. The incremental borrowing rate is calculated by modeling the Company’s credit rating based on its historic arm’s-length secured borrowing facility and estimating an appropriate credit rating for similar secured debt instruments. The Company’s calculated credit rating on secured debt instruments determines the yield curve used. In addition, an incremental credit spread is estimated and applied to reflect the Company’s ability to continue as a going concern. Using the spread adjusted yield curve with a maturity equal to the remaining lease term, the Company determines the borrowing rates for all operating leases.

The Company’s operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that the Company will exercise that option in the measurement of its operating lease ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the operating lease term. The Company generally uses the base, non- cancelable lease term when determining the operating lease ROU assets and lease liabilities. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operating lease transactions are included in operating lease ROU assets, current operating lease liabilities and operating lease liabilities, net of current portion on the consolidated balance sheets.

Impairment of long-lived assets — All of the Company’s long-lived assets held and used are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include: significant underperformance of the business in relation to expectations; significant negative industry or economic trends; and significant changes or planned changes in the use of the assets. When such an event occurs, future cash flows expected to result from the use of the asset and its eventual disposition is estimated. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the difference between the asset’s fair value and its carrying value. The Company did not record any impairment losses on long-lived assets for the years ended December 31, 2024 and 2023.

Investments/Investment in Flavored Bourbon LLC — Non-marketable equity investments of privately held companies are accounted for as equity securities without readily determinable fair value at cost minus impairment, as adjusted for observable price changes in orderly transactions for identical or similar investment of the same issue pursuant to Accounting Standards Codification (“ASC”) Topic 321 Investments — Equity Securities (“ASC 321”) as the Company does not exert any significant influence over the operations of the investee company.

The Company performs a qualitative assessment at each reporting period considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that the Company considers include but are not limited to: i) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, ii) a significant adverse change in the regulatory, economic, or technological environment of the investee, iii) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, iv) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; and v) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants. If the qualitative assessment indicates that the investment is impaired, a loss is recorded equal to the difference between the fair value and carrying value of the investment.

As of December 31, 2024 and 2023, the Company had a 12.2% and 15.1% ownership interest in Flavored Bourbon, LLC., respectively, and did not record any impairment charges related to its investment in Flavored Bourbon, LLC for the year ended December 31, 2023. See also Note 5 — Payment Upon Sale of Flavored Bourbon, LLC. In January 2024, Flavored Bourbon LLC conducted a capital call, seeking to raise $12 million from current and new investors at the same valuation as the last raise (which was in 2021). The Company chose not to participate in the raise, but still retained its rights to full recovery of is capital account of $25.3 million, with the Company being guaranteed a pay out of this $25.3 million in the event the brand is sold to a third party, or the Company can block such sale. As of December 31, 2024, a total of $9,791,360 of the $12 million was raised. It is unclear if there will be an attempt to raise the remaining amount under the offering. The Company retains 12.2% ownership interest in this entity plus a 2.5% override in the waterfall of distributions. As a result of the January 2024 capital call, which was the first triggering event to perform a review of the fair value of its Investment in Flavored Bourbon, LLC since the prior transaction in 2021, in accordance with adjusting for observable price changes for similar investments of the same issuer pursuant to ASC 321 as noted above, the Company performed a qualitative assessment of its Investment in Flavored Bourbon, LLC. The Company determined that the Class E Units being offered were similar enough to the Company’s investment in Class A Units (with differences including the Class A Units’ liquidation preference seniority and preferential voting rights related to sale or liquidation) to trigger a reassessment of the value of the Company’s Investment in Flavored Bourbon LLC, which was done using the Option Pricing Model Backsolve Valuation Method (“OPM Backsolve Valuation Method”). The Company’s analysis determined the fair value of its Investment in Flavored Bourbon, LLC, should be adjusted to $14,285,000 as of June 30, 2024 from $10,864,000 recorded previously, with the resulting increase in fair value of $3,421,000 recorded as gain on increase in value of Flavored Bourbon, LLC on the condensed consolidated statement of operations for the year ended December 31, 2024.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The OPM Backsolve Valuation Method derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security. The recent transaction involving Class E Units was utilized as the reference transaction in the OPM Backsolve Valuation Method analysis to derive a value of the Company’s Class A Units. The OPM Backsolve Valuation Method analysis applies the Black-Scholes-Merton option pricing model, which is impacted by the following assumptions:

•        Expected Term.    The probability weighted expected term incorporates the Company’s assumptions about the time necessary for the business to develop and position itself for a potential liquidity event.

•        Expected Volatility.    As Flavored Bourbon, LLC shares are privately held, the volatility used is based on a benchmark of comparable companies within the distilled spirits industry.

•        Expected Dividend Yield.    The dividend rate used is zero as Flavored Bourbon, LLC has never paid any cash dividends, and the Company does not anticipate any in the foreseeable future.

•        Risk-Free Interest Rate.    The interest rates used are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected term.

The assumptions the Company used in calculating the fair value as of June 30, 2024 included: expected term of 5 years; expected volatility of 70%; expected dividends of $0; and, risk-free interest rate of 4.08% (based on the 5-year T-Bill rate).

Treasury stock — Treasury stock is shares of the Company’s own stock that have been issued and subsequently repurchased by the Company. Converting outstanding shares to treasury shares does not reduce the number of shares issued but does reduce the number of shares outstanding. These shares are not eligible to receive dividends.

The Company accounts for treasury stock under the cost method. Upon the retirement of treasury shares, the Company deducts the par value of the retired treasury shares from common stock and allocates the excess of cost over par value as a deduction to additional paid-in capital based on the pro-rata portion of additional paid-in-capital, and the remaining excess as an increase to accumulated deficit. Retired treasury shares revert to the status of authorized but unissued shares. All shares repurchased to date have been retired. For the years ended December 31, 2024 and 2023, the Company repurchased 21 and 72 shares of common stock at a price of $157.89 per share, respectively.

Revenue recognition — The Company’s revenue consists primarily of the sale of spirits domestically in the United States. Customers consist primarily of direct consumers. The Company’s revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and the obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of a product. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Sales terms do not allow for a right of return unless the product is damaged. Historically, returns have not been material to the Company. Amounts billed to customers for shipping and handling are included in sales. The results of operations are affected by economic conditions, which can vary significantly by time of year and can be impacted by the consumer disposable income levels and spending habits.

Direct to Consumer — The Company sells its spirits and other merchandise directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet (e-commerce).

Spirits club membership sales are made under contracts with customers, which specify the quantity and timing of future shipments. Customer credit cards are charged in advance of quarterly shipments in accordance with each contract. The Company transfers control and recognizes revenue for these contracts upon shipment of the spirits to the customer.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Tasting room and internet spirit sales are paid for at the time of sale. The Company transfers control and recognizes revenue for the spirits and merchandise when the product is either received by the customer (on-site tasting room sales) or upon shipment to the customer (internet sales).

The Company periodically offers discounts on spirits and other merchandise sold directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet. All discounts are recorded as a reduction of retail product revenue.

Wholesale — The Company sells its spirits to wholesale distributors under purchase orders. The Company transfers control and recognizes revenue for these orders upon shipment of the spirits from the Company’s warehouse facilities. Payment terms to wholesale distributors typically range from 30 to 45 days. The Company pays depletion allowances to its wholesale distributors based on their sales to their customers which are recorded as a reduction of wholesale product revenue. The Company also pays certain incentives to distributors which are reflected net within revenues as variable consideration. The total amount of depletion allowances and sales incentives for years ended December 31, 2024 and 2023 were $54,030 and $66,271, respectively.

Third Party — The Company produces and sells barreled spirits to Third Party customers who either hold them for investment or who have a plan to use the product in the future once the spirits are finished aging. Third Party Barreled Spirits are paid with a deposit up front, with the remainder billed at the time of completion when the finished spirits are then produced and supplied to the customer. In most cases, the barrels are stored during aging for the customer at a fee. As of December 31, 2024 and 2023, the Company had deferred revenues of $100,099 and $1,039,863, respectively, included in other current liabilities within the consolidated balance sheets. These performance obligations are expected to be satisfied within one year.

Service revenue — Represents fees for distinct value-added services that the Company provides to third parties, which may include production, bottling, marketing consulting and other services aimed at growing and improving brands and sales. Revenue is billed monthly and earned and recognized over-time as the agreed upon services are completed. The Company recorded $1,787,555 and $2,834,742 in service revenue in the consolidated statements of operations for the years ended December 31, 2024 and 2023, respectively. There is no contractually committed service revenue that would give rise to an unsatisfied performance obligation at the end of each reporting period.

The following table presents revenue disaggregated by sales channel:
	For the Years Ended December 31,
	2024	2023
Direct to Consumer	$3,899,493	$3,183,664
Wholesale	1,595,553	1,657,851
Third Party	1,119,887	294,967
Total Products Net Sales	6,614,933	5,136,482
Services	1,787,555	2,834,742
Total Net Sales	$8,402,488	$7,971,224

Substantially all revenue is recognized from sales of goods or services transferred when contract performance obligations are met. As such, the accompanying consolidated financial statements present financial information in a format which does not further disaggregate revenue, as there are no significant variations in economic factors affecting the nature, amount, timing, and uncertainty of cash flows.

Excise taxes — Excise taxes are levied on alcoholic beverages by governmental agencies. For imported alcoholic beverages, excise taxes are levied at the time of removal from the port of entry and are payable to the U.S. Customs and Boarder Protection (the “CBP”). For domestically produced alcoholic beverages, excise taxes are

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

levied at the time of removal from a bonded production site and are payable to the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”). These taxes are not collected from customers but are instead the responsibilities of the Company. The Company’s accounting policy is to include excise taxes in “Cost of Sales” within the consolidated statements of operations, which totaled $232,073 and $230,230 for the years ended December 31, 2024 and 2023, respectively.

Shipping and handling costs — Shipping and handling costs of $248,005 and $165,961 were included in “Cost of Sales” within the consolidated statements of operations for the years ended December 31, 2024 and 2023, respectively.

Stock-based compensation — The Company measures compensation for all stock-based awards at fair value on the grant date and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest.

The fair value of stock options granted is estimated on the grant date using the Black-Scholes option pricing model. The Company uses a third-party valuation firm to assist in calculating the fair value of the Company’s stock options. This valuation model requires the Company to make assumptions and judgment about the variables used in the calculation, including the volatility of the Company’s common stock and assumed risk-free interest rate, expected years until liquidity, and discount for lack of marketability. Forfeitures are accounted for and are recognized in calculating net expense in the period in which they occur. Stock-based compensation from vested stock options, whether forfeited or not, is not reversed.

In the past the Company granted stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Company’s Board of Directors on the date the equity award was granted.

The Board of Directors determines the value of the underlying stock by considering several factors, including historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s stockholders, and the lack of liquidity of the Company’s common stock.

During the years ended December 31, 2024 and 2023, the Company did not grant any stock option awards. The Company has not granted any stock options since 2019, when the Company’s 2018 Plan was terminated in favor of the 2019 Plan, under which, the Company has granted RSUs. See Note 9. Upon the closing of the Company’s initial public offering (which occurred on November 25, 2024), the 2024 Equity Incentive Plan (the “2024 Plan”) became effective, authorizing the issuance of up to 2,500,000 shares of common stock.

Stock option awards generally vest on time-based vesting schedules. Stock-based compensation expense is recognized based on the value of the portion of stock-based payment awards that is ultimately expected to vest and become exercisable during the period. The Company recognizes compensation expense for all stock-based payment awards made to employees, directors, and non-employees using a straight-line method, generally over a service period of four years.

Advertising — The Company expenses costs relating to advertising either as costs are incurred or the first time the advertising takes place. Advertising expenses totaled $427,398 and $920,879 for the years ended December 31, 2024 and 2023, respectively and were included in “Sales and marketing” in the consolidated statements of operations.

Income taxes — The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 740, “Income Taxes” for establishing and classifying any tax provisions for uncertain tax positions. The Company’s policy is to recognize and include accrued interest and penalties related to unrecognized tax benefits as a component of income tax expenses. The Company is not aware of any entity level uncertain tax positions.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enacted date.

Net loss per share attributable to common stockholders — The Company computed basic net loss per share attributable to common stockholders by dividing net loss attributable to common stockholders by the weighted-average number of common stock outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per common share after giving consideration to all potentially dilutive common stock, including stock options, RSU awards, and warrants to purchase common stock outstanding during the period determined using the treasury-stock method as well as the convertible notes outstanding during the period determined using the if-converted method, except where the effect of including such securities would be antidilutive.

Reclassification — Certain amounts in the prior period financial statements have been reclassified to conform to the presentation of the current period financial statements. These reclassifications had no effect on the previously reported net loss.

Segment Information — Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision — making group, in deciding how to allocate resources and assess performance. The Company’s CODM is the Chief Executive Officer. The Company operates as one operating segment and uses net income as measures of profit or loss on a consolidated basis in making decisions regarding resource allocation and performance assessment. Additionally, the Company’s CODM regularly reviews the Company’s expenses on a consolidated basis. The financial metrics used by the CODM help make key operating decisions, such as allocation of budgets between the following significant segment expenses: cost of revenues; general and administrative; and research and development expenses.

Recent accounting pronouncements — In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires entities to disclose specific rate reconciliations, amount of income taxes separated by federal and individual jurisdiction, and the amount of income/(loss) from continuing operations before income tax expense (benefit) disaggregated between federal, state, and foreign. The new standard is effective for the Company for its annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the Company’s chief operating decision — making group (the “CODM”). The new standard is effective for the Company for its annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the statement of operations. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact these standards will have on it financial statements.

NOTE 3 — INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2024	2023
Finished Goods	$461,254	$531,302
Work-in-Process	936,181	989,712
Raw Materials	1,074,132	1,235,336
Total Inventory	$2,471,567	$2,756,350

NOTE 4 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	Estimated Useful Lives (in years)	December 31, 2024	December 31, 2023
Machinery and Equipment	5 to 20	$3,478,062	$3,469,204
Leasehold Improvements	Lease term	6,930,585	7,378,639
Computer and Office Equipment	3 to 10	2,460,632	2,492,310
Vehicles	5	274,559	248,304
Construction in Progress	N/A	84,957	11,500
Total Property and Equipment		13,228,795	13,599,957
Less: Accumulated Depreciation		(7,779,383)	(7,171,845)
Property and Equipment, net of Accumulated Depreciation		$5,449,412	$6,428,112

Depreciation expense related to property and equipment for the years ended December 31, 2024 and 2023 was $1,284,653 and $1,430,240 respectively.

NOTE 5 — CONVERTIBLE NOTES

Increased Authorized Capital for Convertible Notes

On October 30, 2023, the Company’s Board of Directors and shareholders took certain actions and approved Amendments to the Company’s certificate of incorporation and bylaws in preparation for a planned initial public offering (the “Actions and Amendments”). These Actions and Amendments, among other things: increased the Company’s authorized capital from 3,000,000 shares to 10,000,000 shares, including 9,500,000 shares of common stock and 500,000 shares of Founders Common Stock (which Founders Common Stock has four votes per share). On April 1, 2024, the Company filed a second amendment to its amended and restated certificate of incorporation to increase authorized capital to 70,000,000 shares. Upon approval of the October 30, 2023 increase in authorized shares, the 2022 and 2023 Convertible Notes were exchanged (upon the effectiveness of the Company’s IPO on November 25, 2024) for 3,312,148 additional shares of common stock and 507,394 prepaid warrants; The actual unconditional exchange of the 2022 and 2023 Convertible Notes and reclassification of the aggregate September 30, 2024 fair value of $18,482,353 in 2022 and 2023 Convertible Notes to equity (of Common Stock Par Value and

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 5 — CONVERTIBLE NOTES (cont.)

Paid-in-capital of $331 and, $18,482,022, respectively) under the terms of the Subscription Exchange Agreement occurred on November 25, 2024 upon the effectiveness of the Company’s anticipated IPO — which was the remaining prerequisite for the unconditional exchange of the 2022 and 2023 Convertible Notes for equity. Until such time, the Convertible Notes were recorded on the balance sheet and the change in their fair value was recognized as Other Income/(Expense) in the Statement of Operations.

2020 Convertible Promissory Note

In March and August 2020, the Company issued multiple unsecured convertible promissory notes (the “March 2020 Notes” and “August 2020 Notes”, respectively) with an aggregate principal sum of $1,120,000 with a maturity date of December 31, 2021. The outstanding amounts plus accrued and unpaid interest could be converted into shares of common stock at the conversion price. Unless earlier converted into shares, the August 2020 Notes could automatically convert if upon the closing of a private offering of common stock or one of its subsidiaries of at least $5,000,000, the note plus any accrued and unpaid interest could automatically convert into common stock at the lesser of $143.20, or a 20% discount off the price per share of common stock sold in private offering. In 2022, all but one of the notes were converted into shares of the Company at a discounted conversion price of $75.00 per share. As of December 31, 2022, the Company had one investor that did not elect to convert, with a convertible note balance of $450,000 and accrued interest of $49,425. This remaining note plus accrued interest were paid in full in 2023.

2022 Convertible Promissory Notes

During April 2022 through December 2022, the Company issued multiple unsecured convertible promissory notes (the “2022 Notes”) with aggregate net cash proceeds of approximately $10,740,000 and aggregate principal sum of $14,599,523 to various new and existing investors, including $4,675,000 in cash proceeds and $6,311,250 in principal to a related party (See Note 15). In February 2023, the Company issued one convertible note to an existing investor under the terms of the 2022 Notes with net cash proceeds of $260,000 and a principal sum of $351,000. In May 2023, the Company agreed with one investor to transfer their 2022 Note with a principal sum of $135,000 to instead be included under their 2024 Round 3 Note (for a total Round 3 Note of $2,160,000 for said investor). As of December 31, 2024, the cash proceeds and principal sum of the 2022 Notes totaled $10,900,000 and $14,815,523, respectively, including $4,675,000 of cash proceeds and $6,311,250 of principal to a related party. The 2022 Notes have a maturity date of July 31, 2024. The 2022 Notes were convertible, in whole or in part, into shares of common stock at a conversion price of $157.89 per share at the option of the convertible noteholders, at any time and from time to time. If the Company were to complete an IPO or a merger with a SPAC (a “deSpac merger”), the unpaid and accrued balances of the 2022 Notes and the associated interest would have converted into common stock at a discounted conversion price from either the price per share at which common stock was sold in the IPO or the redemption price per share under a deSPAC merger. The 2022 Notes also contained certain other covenants that, among other things, imposed certain restrictions on indebtedness and investments. The 2022 Notes were to be used for general corporate purposes, including working capital needs, capital expenditures, and the share repurchase program. In October and November 2023, the holders of the 2022 Notes agreed to exchange the convertible notes and accrued interest under the mandatory conversion provision of the 2022 Notes, for common stock of the Company. (See below.)

2023 Convertible Promissory Notes

Beginning in March 2023 through August 2023, the Company issued multiple convertible promissory notes (collectively the “2023 Convertible Notes”) with various terms to various new and existing investors with aggregate net cash proceeds of $5,330,000 and aggregate principal sum of $7,230,500 (of which $2,950,000 in cash proceeds and $3,982,500 in principal was from a related party). In October and November 2023, the holders of the 2023 Convertible Notes agreed to exchange the convertible notes and accrued interest for common stock and prepaid warrants to purchase common stock of the Company. (See below.)

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 5 — CONVERTIBLE NOTES (cont.)

Exchange of 2022 and 2023 Convertible Promissory Notes

In October 2023 the holders of the 2022 and 2023 Convertible Notes entered into a Subscription Exchange Agreement to exchange into equity the value of their 2022 and 2023 Convertible Notes with all accrued interest and fees through, and effective as of, June 30, 2023. In October 2023, in accordance with the Subscription Exchange Agreement, and upon approval of an increase in authorized capital to accommodate such exchange, a then aggregate fair value of $33,849,109 in convertible notes was exchanged (contingent upon the consummation of the Company’s initial public offering, which occurred on November 25, 2024) for an aggregate of 3,312,148 shares of common stock (with a then aggregate fair value of $30,344,094 as of September 30, 2023 and a principal amount of $24,795,755, including accrued interest) and 507,394 prepaid warrants to purchase common stock (with a then fair value of $3,505,015 as of September 30, 2023 and a principal amount of $1,714,574, including accrued interest).

As of November 25, 2024, the fair value of the Convertible Notes that were issued in 2022 and 2023 and were exchanged in October and November 2023 for a fixed number of shares of common stock and prepaid warrants, was revalued and was reclassified from a liability to equity in the amount of $15,278,168 (including $6,870,236 of a related party’s holdings) (representing the 3,312,148 shares (including 1,717,559 of a related party’s holdings) of common stock and 507,394 prepaid warrants for which the Convertible Notes were exchanged multiplied by the price per share of common stock of $4.00 in the Company’s November 25, 2024 initial public offering, with the remaining $21,005,723 recorded as a gain for the decrease in fair value of those Convertible Notes for the period from December 31, 2023 to the date of the Company’s Initial public offering (November 25, 2024), which is the date on which the contingent treatment of the liability associated with such convertible notes was relieved and they were reclassified to equity.

The aggregate fair value of the exchanged notes was reclassified from Convertible Notes to equity under the terms of the Subscription Exchange Agreement that had a true up provision in the event the eventual IPO price was higher or lower than the conversion rate of $13.16 per share stated in the document. Under the terms of the Subscription Exchange Agreement, the true up provision was eliminated and the strike price of the warrants related to the 2022 Notes was fixed at a negotiated fixed, non-adjustable rate of $6.00 per share. If the Company had not listed the common stock on a national or international securities exchange by February 28, 2025 (which date was amended from October 31, 2024 previously), the Holder would have had the right to exchange the common stock issued under the Subscription Exchange Agreement for promissory notes (the “New Notes”) on terms substantially similar to the Notes exchanged (contingent upon the consummation of the Company’s initial public offering) in October 2023. When the Subscription Exchange Agreement was executed, the Company did not have enough shares of common stock in the authorized capital account to accommodate all shares due. The Note Holders agreed to waive any requirement of the Company to have enough shares in the authorized capital account to account for the exchange for common stock and prepaid warrants.

Payment Upon Sale of Flavored Bourbon, LLC

Under the terms of the 2022 and 2023 Convertible Promissory Notes’ Securities Purchase Agreements, upon the sale of the Flavored Bourbon brand to an arm’s length third party and the receipt by the Company of any proceeds due to it from such brand sale, the holders of the 2022 and 2023 Convertible Promissory Notes shall receive a one-time payment in an amount equal to 150% of their original subscription amount. Such payment shall be in addition to any other amounts otherwise due and shall survive the conversion or repayment of the 2022 and 2023 Convertible Promissory Notes. Accordingly, the $10,900,000 in 2022 Convertible Promissory Notes subscriptions and $5,430,000 in 2023 Convertible Promissory Notes subscriptions will be due an aggregate of $24,495,000 upon the sale of Flavored Bourbon, LLC to an arm’s length third party.

2024 Series — Convertible Whiskey Special Ops 2023 Notes

In September 2023, the Company opened a $5,000,000 Round of convertible notes with a 12.5% interest rate and an August 29, 2026 maturity date (the “Whiskey Special Ops 2023 Notes” or the “Whiskey Notes”). In March 2024, the Round was increased to $10,000,000.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 5 — CONVERTIBLE NOTES (cont.)

As of November 25, 2024 and December 31, 2023, the Company had: $8,526,245 and $2,975,000, respectively in outstanding principal; and $6,630,870 and $2,975,000, respectively, from proceeds of Whiskey Special Ops 2023 Notes (of which, $3,247,425 and $800,000, respectively, in principal, and $2,233,000 and $800,000, respectively, of proceeds was with a related party); and a fair value for the related Warrant Liability of $0 and $1,512,692, respectively, (of which $0 and $406,774, respectively, in fair value was with a related party). The Whiskey Special Ops 2023 Notes include warrant coverage equal to the Subscription Amount actually paid by the holder pursuant to the Securities Purchase Agreement, divided by the Exercise Price, as defined as the price per share of the Company’s assumed IPO or, in the event the Company had not consummated the IPO, $10.00 per share. Total warrants outstanding calculated using the IPO price of $4.00 per share as of November 25, 2024 was 1,657,718 (of which 558,250 was to a related party), with the Whiskey Special Ops 2023 Notes and their related warrants having been exchanged for common stock (and prepaid warrants) effective upon the Company’s November 25, 2024 IPO (see details below), leaving 0 related warrants outstanding subsequent to November 25, 2024. The warrants included a mandatory cashless exercise provision whereby any warrants not previously exercised, would have automatically cashlessly exercised, beginning on the third anniversary of their issuance date, on any trading day that the 20-day VWAP of the common stock equaled or exceeded a price per share equal to or greater than 125% of the exercise price of the warrant.

The Company had agreed to make royalty payments on the Whiskey Special Ops 2023 Notes at the rate of $10 per bottle of a new product offering of Special Forces labelled spirits. As of December 31, 2024, the Company had sold 20,608 bottles of the new product offering of Special Forces labelled spirits, representing approximately $1,635,458 in retail shelf value. These royalties were eliminated in conjunction with the April 2024 exchange of the Whiskey Notes and related Warrants into common stock (upon the Company’s initial public offering, which occurred on November 25, 2024).

The outstanding balance of the Whiskey Special Ops 2023 Notes and accrued interest could have, in whole or part, been converted into common stock prior to maturity at the option of the holder so long as the price per share was equal to or greater than the original IPO price. Any principal and accrued interest remaining outstanding upon maturity would have been mandatorily converted into common stock of the Company at the rate of $1.25 per $1.00 of outstanding principal and accrued interest at a price per share equal to the then market price per share, but in no case less than 80% of the Company’s original IPO price.

Exchange of Convertible Whiskey Special Ops 2023 Notes

In April 2024, the holders of Whiskey Notes (including 755,919 related Warrants based on a $5.00 per share exercise price) agreed to exchange for common stock (and prepaid warrants). The then outstanding $23,311,063 in aggregate fair value, (including $8,723,321 which was with a related party); $8,678,433 of principal amount, including accrued interest (including $3,247,425 which was with a related party); $6,630,870 of proceeds, (of which $2,233,000 was with a related party) of the Whiskey Notes and related Warrants (Warrant Liability), in accordance with a Subscription Exchange Agreement, exchanged (contingent upon the consummation of the Company’s initial public offering, which occurred on November 25, 2024) for a total of 2,399,090 shares of common stock and 546,927 prepaid warrants to purchase common stock (of which 1,203,783 shares were with a related party). Such prepaid warrants will be eligible for exercise without the payment of additional consideration (except the $0.001 per share exercise price) at any time that the respective holder beneficially owns a number of shares of common stock that is less than 4.99% of the Company’s outstanding shares of common stock for a number of shares that would cause the holder to beneficially own up to 4.99% of the Company’s outstanding shares of common stock, and having no expiration date.

Upon the effectiveness of the Company’s initial public offering (on November 25, 2024, the fair value of such convertible promissory notes and related warrant liabilities decreased and was reclassified from a liability to equity in the aggregate amount of $11,784,068 (representing the 2,399,090 shares of common stock and 546,927 prepaid warrants for which the Convertible Notes were exchanged multiplied by the $4.00 price per share of common stock in the Company’s November 25, 2024 initial public offering, with the remaining $5,162,944 recorded as a gain for

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 5 — CONVERTIBLE NOTES (cont.)

the decrease in fair value of those convertible notes and related warrant liabilities for the period from December 31, 2023 to the date of the Company’s initial public offering (November 25, 2024), which is the date on which the contingent treatment of the liability associated with such convertible notes was relieved and they were reclassified to equity.

The aggregate fair value of the exchanged Whiskey Notes and related Warrants were reclassified from liabilities to equity under the terms of the Subscription Exchange Agreement (when the common stock and prepaid warrants were unconditionally issued in exchange for the Whiskey Notes and related Warrants) upon the closing of the Company’s IPO (which occurred on November 25, 2024) — which was the remaining prerequisite for the unconditional exchange of the Whiskey Notes and related Warrants for equity, at which time, the value of the shares and prepaid warrants was recorded as common stock at the IPO price (of $4.00 per share), and the remaining fair value of the Convertible Notes was recognized as a gain in Change in Value of Convertible Notes on the Company’s consolidated statement of operations. (Calculated using the IPO price of $4.00 per share.) Until such a time, the Whiskey Notes and related Warrant Liabilities remained on the Company’s balance sheet, and the change in their fair values also continued to be recognized as Other Income/(Expense) in the Company’s Statement of Operations.

Convertible Notes at fair value consisted of the following:

	December 31, 2024	December 31, 2023
2022 Convertible Promissory Notes	$—	$18,801,206
2023 Convertible Promissory Notes	—	17,482,685
Whiskey Special Ops 2023 Notes	—	1,452,562
Total Convertible Notes Payable	$—	$37,736,453
Less: Convertible Notes Payable, Current	—	(36,283,891)
Convertible Notes Payable, net of Current Portion	$—	$1,452,562

NOTE 6 — BORROWINGS

Borrowings of the Company, not including the Convertible Notes discussed in Note 5, consisted of the following:

	December 31, 2024	December 31, 2023
Silverview Loan	$10,682,438	$12,250,000
PPP Loan	2,269,456	2,269,456
COVID19 TTS Loan	39,247	—
City of Eugene	389,875	—
2023 Channel Partners Loan	—	149,824
Total Notes Payable	13,381,016	14,669,280
Less: Debt Issuance Costs	(140,082)	(398,324)
	$13,240,934	$14,270,956

In March and September 2021, the Company executed a secured term loan agreement and an amendment with Silverview Credit Partners, L.P. (the “Silverview Loan”) for an aggregate borrowing capacity of $15,000,000. The Silverview Loan originally matured on April 15, 2025, which was extended to October 25, 2026 as part of the Silverview Loan modification executed on October 1, 2024. The Silverview Loan accrued interest through the 18-month anniversary of the closing date at (i) a fixed rate of 10.0%, which portion was payable in cash, and (ii) at a fixed rate of 6.5%, which portion was payable in kind and added to the outstanding obligations as principal. Effective on the 19th month anniversary of the closing date, the Silverview Loan accrues interest at a fixed rate of 15.0% through maturity. Interest payable in cash is required to be repaid on the fifteenth day of each calendar

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 6 — BORROWINGS (cont.)

month. The Company had an option to prepay the Silverview Loan with a prepayment premium up to 30.0% of the obligations during the first twenty-four months of the loan, after which time the Company can prepay the loan with no premium due.

The Company is now past that initial twenty-four-month window and can prepay all or some of the outstanding balance without penalty. The Silverview Loan also contained certain financial and other debt covenants that, among other things, imposed certain restrictions on indebtedness, liens, investments and capital expenditures. The financial covenants required that, at the end of each applicable fiscal period as defined pursuant to the Silverview Loan agreement, the Company has either (i) an EBITDA interest coverage ratio up to 2.00 to 1.00, or (ii) a cash interest coverage ratio of not less than 1.25 to 1.00. Commencing with the fiscal quarter ending June 30, 2021, the Company shall maintain liquidity of not less than $500,000. The Silverview Loan may be used for general corporate purposes, including working capital needs and capital expenditures. The Company violated various financial and other debt covenants regarding its failure to comply with the financial covenants and to timely furnish its consolidated financial statements for the year ended December 31, 2023. As the chance of meeting the same or more restrictive covenants at subsequent compliance measurement dates within the following year was remote, the Company determined that the Silverview Loan should be classified as a current liability as of December 31, 2023.

As of December 31, 2024 and 2023, the outstanding balance of the Silverview Loan was $10,682,438 and $12,250,000, respectively.

In June 2024, the Company reached an agreement in principal (which was finalized and agreed to in October 2024) with Silverview to complete a loan modification of the Silverview Loan in the following ways, which became effective upon the close of the Company’s initial public offering (which occurred on November 25, 2024): 1) extend the maturity date by 18 months to October 25, 2026; 2) recast the amortization schedule to reduce the amount paid each quarter to allow the Company to preserve cash, as follows: $2,050,000 (including December 2024 interest of $182,438) due by December 31, 2024, $700,000 due June 30, 2025 and then $500,000 due every six months thereafter; 3) increase in the coupon rate from 15% to 16.5% in the month starting after the close of the Company’s initial public offering (which occurred on November 25, 2024), with monthly interest payments remaining in effect; 4) waiver of any past missed amortization payments; 5) waiver of any past missed covenant faults; 6) 1% additional exit fee due at loan payoff; 7) an additional 1% exit fee due at payoff if the Company does not refinance or repay the entire debt by July 30, 2025; 8) the elimination of EBITDA coverage and interest coverage ratio tests; and 9) simplified reporting requirements to match the reporting the Company must make as a public company. The lender had previously agreed to waive any existing covenant compliance matters as of December 31, 2023 and to forbear exercising its rights and remedies under the loan agreement through the date of IPO. The amount due under the Silverview Loan is classified as a non-current liability as of December 31, 2024 as the Maturity Date is October 25, 2026.

In April 2020, the Company was granted a loan under the Paycheck Protection Program (“PPP”) offered by the Small Business Administration (the “SBA”) under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), section 7(a)(36) of the Small Business Act for $3,776,100. The proceeds from the PPP loan may only be used to retain workers and maintain payroll or make mortgage interest, lease and utility payments and all or a portion of the loan may be forgiven if the proceeds are used in accordance with the terms of the program within the 8 or 24-week measurement period. The loan terms require the principal balance and 1% interest to be paid back within two years of the date of the note. In June 2021, the Company’s bank approved forgiveness of the loan of $3,776,100. During the year ended of December 31, 2022, the forgiveness was partially rescinded by the SBA and the Company recognized $1,506,644 as other income in the consolidated statements of operations, resulting in $2,269,456 in debt. Under the terms of the PPP loan, the Company has also recorded interest on the PPP loan at the rate of 1%, for a total of $107,255 and $84,561 as of December 31, 2024 and 2023, respectively. The Company is currently in the process of disputing a portion if not all of the difference. The terms of the agreement state that the Company has 18-24 months to repay the PPP loan.

In January 2022, the Company entered into an unsecured business loan and security agreement with Channel Partners Capital, LLC (the “2022 Channel Partners Loan”) for an aggregate borrowing capacity of $250,000. The Channel Partners Loan matured on June 26, 2023 and accrued interest at a fixed rate of 13.982%. Principal

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 6 — BORROWINGS (cont.)

of $16,528 plus interest was payable monthly. The Company had an option to prepay the 2022 Channel Partners Loan with a prepayment discount of 5.0%. As of both December 31, 2024 and 2023, the outstanding balance of the 2022 Channel Partners Loan was $0. In 2023, the Company entered into a new secured business loan and security agreement with Channel Partners Capital, LLC (the “2023 Channel Partners Loan”) for an aggregate borrowing capacity of $250,000, of which, $47,104 of proceeds was used to pay off the 2022 Channel Partners Loan. The 2023 Channel Partners Loan matured and was paid off in full on October 5, 2024. During its term the 2023 Channel Partners Loan accrued interest at a fixed rate of 13.34%, and had payments of $16,944, principal plus interest was payable monthly. The Company had an option to prepay the 2023 Channel Partners Loan with a prepayment discount of 5.0%. As of December 31, 2024 and 2023, the outstanding balance of the 2023 Channel Partners Loan was $0 and $149,824, respectively.

In February 2024, the Company acquired the debt of Thinking Tree Spirits with City of Eugene in the amount of $389,875. The City of Eugene loan will mature on May 1. 2028 with an interest rate of 0% through July 31, 2025, beginning August 1, 2025 the City of Eugene loan begins accruing interest at the rate of 5%. Monthly payments are scheduled to begin on September 1, 2025 in the amount of $6,714, including accrued interest.

In May 2024, the Company raised $100,000 under the terms of an accounts receivable factoring arrangement with a related party. (See Note 15.)

As of July 1, 2024, the Company raised an additional aggregate of $299,667 between two separate investors under the terms of a July 1, 2024 accounts receivable factoring arrangement, including $166,667 from the related party. The Company issued an aggregate of 66,549 five year warrants to purchase common stock at $6.00 per share in conjunction with the July 1, 2024 accounts receivable factoring agreements. (See Note 15.)

In August 2024, the aggregate of $399,667 received from the two separate investors under the terms of the May 2024 and July 2024 factoring agreements, including accrued fees and 66,549 related warrants was exchanged for an aggregate of 44,291 shares of Series A Preferred Stock and 19,983 warrants to purchase shares of common stock at the lesser of $5.00 per share or the price per share at which the common stock is sold in the Company’s initial public offering. (Including $266,667 received from a related party, which was exchanged for 29,661 shares of Series A Preferred Stock, and 13,333 warrants.) Upon the November 25, 2024 initial public offering at $4.00 per share, the 19,983 warrants at $5.00 per share were recalculated and reissued as 24,978 warrants at $4.00 per share (and the 13,333 related party warrants at $5.00 per share were recalculated and reissued as 16,666 warrants at $4.00 per share). (See Note 15.)

In July 2024, the Company raised an additional $250,000 from an investor under the terms of a July 2024 accounts receivable factoring arrangement. The Company issued 83,333 five year warrants to purchase common stock at $6.00 per share in conjunction with the July 2024 accounts receivable factoring arrangement (which remain outstanding). As of September 2024, the Company recorded a total liability of $277,000 (including $27,000 of fees) related to this July 2024 factoring agreement, which was exchanged for 27,700 shares of Series A Preferred Stock, including 12,500 warrants to purchase shares of common stock at the lesser of $5.00 per share or the price per share at which the common stock is sold in the Company’s initial public offering. Upon the November 25, 2024 initial public offering at $4.00 per share, the 12,500 warrants at $5.00 per share were recalculated and reissued as 15,625 warrants at $4.00 per share.

As of December 31, 2024, the principal repayments of the Company’s debt measured on an amortized basis of $13,381,016 will be due within five years from the issuance of these consolidated financial statements. The outstanding principal repayments due within the next 12 months of $3,758,595 and $14,270,956, respectively, net of debt issuance costs of $140,082 and $398,324, respectively, was classified as a current liability on the Company’s consolidated balance sheets as of December 31, 2024 and December 31, 2023. The outstanding principal repayments due after the next 12 months of $9,482,339 was classified as a long-term liability on the Company’s consolidated balance sheet as of December 31, 2024.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 6 — BORROWINGS (cont.)

The following table represents principal repayments from 2025 and the years through 2029 and thereafter:

Years Ending	Amount
2025	$3,829,169
2026	9,245,977
2027	66,789
2028	239,081
2029	—
there after	—
$13,381,016

Liabilities for Deferred Revenue — During 2023, the Company entered into a distilled spirits barreling production agreement with a related party for production of 1,200 barrels of distilled spirits over time. There was a prepayment of $1,000,000 made to the Company in January 2023. In March 2024, the agreement was amended to 600 barrels for $500,000, with the then $500,000 excess prepayment used to purchase a Whiskey Note in the principal amount of $672,500, which was subsequently exchanged (upon the consummation of the Company’s initial public offering on November 25, 2024) under the terms of a Subscription Exchange Agreement for common stock in conjunction with the February 29, 2024 exchange of Whiskey Notes for common stock.

NOTE 7 — WARRANT LIABILITIES

2022 and 2023 Convertible Promissory Notes Warrants

During 2022 and 2023, the Company issued warrants to purchase common stock to the 2022 Notes holders, including a related party, in an amount equal to 50% of the cash proceeds (see Note 5 and Note 15). These warrants are exercisable on or after the occurrence of an IPO or a deSPAC merger and expire on July 31, 2027. The warrant exercise price is equal to: (i) if the Company consummates an IPO, 100% of the price per share at which the Company’s common stock is sold in the IPO; or (ii) if the Company consummates a deSPAC merger, 100% of the redemption price related to such deSPAC merger. The warrants will automatically be exercised cashlessly if the stock price hits 125% of the IPO price. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. More specifically, ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount.

The Company measured the warrant liabilities at fair value at the respective issuance dates of the 2022 Notes, including the note issued in February 2023, and March 31, 2023 using a probability weighted expected return method and the Monte Carlo Simulation. The fair value of the warrant liabilities at the issuance dates of the 2022 Notes issued in 2022 was approximately $581,364, of which $300,059 was associated with the related party warrant liabilities. The fair value of the warrant liabilities at the issuance dates of the 2022 Notes issued in February 2023 was approximately $12,874. The warrant liabilities are subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of total other income (expense) in the consolidated statements of operations. The Company recorded a net loss of $1,078,132 and a net loss of $348,994 resulting from the change in fair value of the warrant liabilities for the years ended December 31, 2024 and 2023, respectively, of which $462,410 and $149,710, respectively, was related to the change in value of the related party warrant liabilities. As of December 31, 2024 and 2023, the fair value of the warrant liabilities was $0 and $794,868, respectively of which $0 and $340,918 were associated with the related party warrant liabilities.

In April of 2024, under a Securities Exchange Agreement, the strike price of the warrants became fixed at a negotiated fixed, non-adjustable price of $6.00 per share (as opposed to the previous pricing which was contingent on the IPO price), whereas these 908,334 warrants now have a fixed price and include a cashless exercise provision,

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 7 — WARRANT LIABILITIES (cont.)

and no longer qualify to be classified as liabilities in accordance with ASC 480, and their fair value that had previously been recorded as warrant liabilities was reclassified to equity upon the Company’s November 25, 2024 initial public offering.

2023 Series — Convertible Whiskey Special Ops 2023 Notes Warrants

From August 2023 to April 2024, the Company issued warrants to purchase common stock to the Whiskey Note holders, including the related party, in an amount equal to the cash proceeds divided by the exercise price. (see Note 5 and Note 15). These warrants are exercisable on or after the earlier of (i) occurrence of an IPO, or (ii) August 29, 2024, and expire on August 29, 2028. The warrant exercise price was equal to the lesser of: (i) if the Company consummates an IPO, 100% of the price per share at which the Company’s common stock is sold in the IPO; or (ii) $10.00 per share. The warrants will automatically be exercised on a cashless basis after the three-year anniversary of the issuance date if the stock price hits 125% of the warrant exercise price. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. More specifically, ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount.

The Company measured the warrant liabilities at fair value at the respective issuance dates of the Whiskey Notes using a probability weighted expected return method and the Monte Carlo Simulation. The fair value of the warrant liabilities at the issuance dates in the years ended December 31, 2024 and December 31, 2023 was approximately $302,020 and $1,621,527, respectively, of which $111,112 and $436,041, respectively, was associated with the related party warrant liabilities. The fair value of the warrant liabilities at the issuance dates in April 2024 was approximately $48,889, of which $26,706 was associated with the related party warrant liabilities. The warrant liabilities are subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of total other income (expense) in the consolidated statements of operations. The Company recorded a net gain of $1,814,712 (of which $406,774 was to a related party) resulting from the change in fair value of the warrant liabilities to $0 (of which $0 was to a related party) for the year ended December 31, 2024. The Company recorded a net gain of $108,835 (of which $29,267 was to a related party) resulting from the change in fair value of the warrant liabilities to $1,512,692 (of which $406,774 was to a related party) for the year ended December 31, 2023.

In April 2024, the Whiskey Notes (including 755,919 related warrants) were exchanged (contingent upon the consummation of the Company’s initial public offering) for common stock. The then outstanding $23,311,063 in aggregate fair value ($8,678,433 of principal amount, including accrued interest; $6,630,870 of proceeds) of the Whiskey Notes and related Warrants (Warrant Liability) in accordance with a Subscription Exchange Agreement, exchanged for a total of 2,399,090 shares of common stock and 546,927 prepaid warrants to purchase common stock. The Whiskey Notes and related warrants were exchanged (contingent upon the consummation of the Company’s initial public offering) for common stock; however, the Whiskey Notes and related Warrant Liabilities remained on the Company’s balance sheet until the closing of the Company’s IPO (which occurred on November 25, 2024) — which was the remaining prerequisite for the unconditional exchange of the outstanding indebtedness and related warrants for equity).

As of November 25, 2024, as part of the Series A Preferred Stock offering, the holders of the Series A Preferred Stock had received warrants entitling its holder to purchase an aggregate of 197,013 of shares of common stock determined by (a) 25% of the Subscription Amount of such Investor divided by (b) $5.00, and having an exercise price equal to the lesser of $5.00 or the price per share at which the common stock is sold in the Company’s Initial Public Offering (the “Exercise Price”), subject to splits, combinations or other like adjustments. Upon the November 25, 2024 initial public offering at $4.00 per share, the exercise price of the 197,013 warrants was fixed at $4.00 per share. The Warrants expire June 15, 2029. At any time after June 15, 2027, the Warrants shall automatically exercise on a cashless basis if the common stock has traded for 5 consecutive trading days at or above 125% of the Exercise Price.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 8 — FAIR VALUE MEASUREMENT

Upon the consummation of the Company’s initial public offering on November 25, 2024, the Notes Payable and Warrant Liabilities in the following table were exchanged and reclassified into equity (see Note 5), and were $0 as of December 31, 2024. The following table presents information about the Company’s financial liabilities that were previously measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation as of December 31, 2023 under Level 3.

	Fair Value Measurement as of
	December 31, 2024	December 31, 2023
2022 and 2023 Convertible Notes	$—	$36,283,891
Whiskey Special Ops 2023 Notes	—	1,452,562
Warrant Liabilities 2022 and 2023 Convertible Notes	—	794,868
Warrant Liabilities Whiskey Special Ops	—	1,512,692
Total Liabilities at Fair Value	$—	$40,044,013

In November of 2023, the 2022 and 2023 Convertible Notes were exchanged (contingent upon the consummation of the Company’s initial public offering) for common stock and prepaid warrants effective as of June 30, 2023. (See Note 5.) Through November 25, 2024, the $21,005,722 decrease in fair value of the 2022 and 2023 Convertible Notes in 2024, was included as a gain in the change in fair value of convertible notes in the Company’s 2024 consolidated statement of operations. As further discussed below, such valuation reflecting the fixed number of shares and prepaid warrants exchanged for the convertible notes as impacted by the valuation methodologies and inputs, including an estimated common stock share value of $7.50 ($13.16 post-split) per share as of March 31, 2024; as compared to a subsequent share value of $4.00 per share, upon the November 25, 2024 initial public offering at $4.00 per share.

As of June 30, 2024, the then outstanding $13,978,467 in aggregate fair value, of the Whiskey Notes and related Warrants (Warrant Liability), in accordance with a Subscription Exchange Agreement, exchanged (contingent upon the consummation of the Company’s initial public offering) for a total of 2,399,090 shares of common stock and 546,927 prepaid warrants to purchase common stock. Through November 25, 2024, the $6,977,656 increase in fair value of the Whiskey Notes in 2024, was included as a loss in the change in fair value of convertible notes in the Company’s 2024 consolidated statement of operations. As further discussed below, such valuation reflecting the fixed number of shares and prepaid warrants exchanged for the convertible notes as impacted by the valuation methodologies and inputs, including an estimated common stock share value of $7.50 ($13.16 post-split) per share as of March 31, 2024; as compared to a subsequent share value of $4.00 per share, upon the November 25, 2024 initial public offering at $4.00 per share.

As further discussed in Note 7, the Convertible Notes (and related Warrant Liabilities) remained as liabilities on the balance sheet, and the change in their fair value continued to be recognized as Other Income/(Expense) in the Statement of Operations, until November 25, 2024 (the date of the Company’s initial public offering — which was the remaining prerequisite for the unconditional conversion of the outstanding indebtedness and related warrants into equity).

Valuation of Acquisition Contingency Liability — In conjunction with the February 21,2024 acquisition of Thinking Tree Spirits, for the quarter ended March 31, 2024, the Company recorded estimated fair values of $847,762 for payments in the form of Company common stock (including: $670,686 in common stock of the Company; $50,000 of post-closing accounting true-ups; and $127,076 in estimated future contingent payments). The acquisition was recorded at estimated fair values, based on the payments made, and a fair value probability applied to the contingent earn out payments. The fair value of the acquisition will be re-measured for each subsequent reporting period until resolution of the contingent earn out payments, and any increases or decreases in fair value will be recorded in the income statement as an operating loss or gain. The recorded fair value of the acquisition was reviewed as of December 31, 2024, with no change in fair value deemed necessary. (See Note 10.)

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 8 — FAIR VALUE MEASUREMENT (cont.)

Valuation of Convertible Notes — The fair value of the Convertible Notes as of November 25, 2024 (the date of the Company’s initial public offering — which was the remaining prerequisite for the unconditional conversion of the outstanding indebtedness and related warrants into equity) was based on the Company’s initial public offering price (which was also the basis for the conversion price for the shares of common stock into which the Convertible Notes converted) of $4.00 per share. The fair value of the Convertible Notes at issuance and at each reporting period (through November 25, 2024) was estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company used a probability weighted expected return method (“PWERM”) and the Discounted Cash Flow (“DCF”) method to incorporate estimates and assumptions concerning the Company’s prospects and market indications into a model to estimate the value of the notes. The most significant estimates and assumptions used as inputs in the PWERM and DCF valuation techniques impacting the fair value of the Convertible Notes are the timing and probability of an IPO, deSPAC Merger and default scenario outcomes (see the table below). Specifically, the Company discounted the cash flows for fixed payments that were not sensitive to the equity value of the Company at payment by using annualized discount rates that were applied across valuation dates from issuance dates of the Convertible Notes to their unconditional conversion at the initial public offering price of $4.00 per share on November 25, 2024. The discount rates were based on certain considerations including time to payment, an assessment of the credit position of the Company, market yields of companies with similar credit risk at the date of valuation estimation, and calibrated rates based on the fair value relative to the original issue price from the Convertible Notes.

Upon the consummation of the Company’s initial public offering on November 25, 2024, the 2022 and 2023 Notes in the following table were exchanged and reclassified into equity (see Note 5), and were $0 as of December 31, 2024, The significant unobservable inputs that were included in the valuation of the 2022 and 2023 Convertible Notes as of December 31, 2023 include:

	December 31, 2023
Significant Unobservable Input	Input Range	Weighted Average
Discount Rate	48.5%	48.5%
Expected Term (in years)	0.122 – 1.081	0.122 – 1.081
Probability Scenarios
IPO	70%
deSPAC	0%
Default/Dissolution/Forced Liquidation	20%
Held to Maturity	10%

Upon the consummation of the Company’s initial public offering on November 25, 2024, the Whiskey Special Ops 2023 Notes in the following table were exchanged and reclassified into equity (see Note 5), and were $0 as of December 31, 2024, The significant unobservable inputs that were included in the valuation of the Whiskey Special Ops 2023 Notes as of December 31, 2023 include:

	December 31, 2023
Significant Unobservable Input	Input Range	Weighted Average
Discount Rate	54%	91.3%
Expected Term (in years)	0.125 – 0.667	0.125 – 0.667
Probability Scenarios
IPO	70%
deSPAC	0%
Default/Dissolution/Forced Liquidation	20%
Held to Maturity	10%

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 8 — FAIR VALUE MEASUREMENT (cont.)

Valuation of Warrant Liabilities — The fair value of the warrant liabilities as of November 25, 2024 (the date of the Company’s initial public offering — which was the remaining prerequisite for the unconditional conversion of the warrant liabilities into equity) was based on the Company’s initial public offering price of $4.00 per share. The fair value of the warrant liabilities at issuance and at each reporting period (through November 25, 2024) was estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. The Company used the PWERM and the Monte Carlo Simulation (“MCS”) to incorporate estimates and assumptions concerning the Company’s prospects and market indications into the models to estimate the value of the warrants. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities until their unconditional conversion at the initial public offering price of $4.00 per share on November 25, 2024, are the timing and probability of IPO, deSPAC Merger and default scenario outcomes (see the table below). The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are those utilizing certain weighted average assumptions such as expected stock price volatility, expected term of the warrants, and risk-free interest rates.

Upon the consummation of the Company’s initial public offering on November 25, 2024, the 2022 Convertible Promissory Notes warrant liabilities were exchanged and reclassified into equity (see Note 5), and were $0 as of December 31, 2024. The significant unobservable inputs that were included in the valuation of the 2022 Convertible Promissory Notes warrant liabilities as of December 31, 2023, include:

	December 31, 2023
Significant Unobservable Input	Input Range	Weighted Average
Expected Term (in years)	0.122 – 1.081
Volatility	70%	70%
Risk-free Rate	74%	74%
Probability scenarios
IPO	70%
deSPAC	0%
Default/Dissolution/Liquidation	20%
Held to Maturity	10%

Upon the consummation of the Company’s initial public offering on November 25, 2024, the Whiskey Special Ops 2023 Notes warrant liabilities were exchanged and reclassified into equity (see Note 5), and were $0 as of December 31, 2024, The significant unobservable inputs that were included in the valuation of the Whiskey Special Ops 2023 Notes warrant liabilities as of December 31, 2023, include:

	December 31, 2023
Significant Unobservable Input	Input Range	Weighted Average
Expected Term (in years)	0.125 – 4.667
Volatility	70%	70%
Risk-free Rate	3.87%	3.87%
Probability scenarios
IPO	70%
deSPAC	0%
Default/Dissolution/Liquidation	20%
Held to Maturity	10%

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 8 — FAIR VALUE MEASUREMENT (cont.)

The following table provides a roll forward of the aggregate fair values of the Company’s financial instruments described above, for which fair value is determined using Level 3 inputs:

	2022 and 2023 Convertible Notes	Whiskey Special Ops Notes	2022 Notes Warrant Liabilities	Whiskey Special Ops Notes Warrant Liabilities
Balance as of January 1, 2022	$8,041,000	$—	$433,000	$—
Issuances	5,577,125	1,353,473	12,874	1,621,527
Change in Fair Value	22,665,765	99,089	348,994	(108,835)
Balance as of December 31, 2023	36,283,890	1,452,562	794,868	1,512,692
Issuances	—	3,353,850	—	302,020
Change in Fair Value	(21,005,722)	6,977,656	1,078,132	(1,814,712)
Converted to Equity	$(15,278,168)	$(11,784,068)	$(1,873,000)	$—
Balance as of December 31, 2024	$—	$—	$—	$—

NOTE 9 — STOCKHOLDERS’ EQUITY/(DEFICIT)

On May 14, 2024, the Board and Shareholders of the Company approved a .57-for-1 reverse stock split. All share and per share numbers included in these financial statements as of and for the years ended December 31, 2024 and 2023 and the years then ended all periods presented reflect the effect of that stock split unless otherwise noted.

On November 25, 2024, the Company consummated its initial public offering (“IPO”) whereby it sold a total of 1,687,500 shares of common stock, at an offer price of $4.00 per share. The Company received net proceeds from the IPO of $5,960,000 after deducting underwriting expenses and commission of $790,000.

Concurrent with the closing of the IPO on November 25, 2024, the Company consummated a private offering, to certain of its existing security holders, of common stock warrants to purchase an aggregate of up to 382,205 shares of common stock (the “Common Warrants”) at an exercise price of $0.01 per share. The Common Warrants were sold in such private placement for a purchase price of $3.99 per Common Warrant, which was equal to the $4.00 price per share at which the common stock was sold in the IPO offering less the $0.01 exercise price. The Company received net proceeds from the private offering of Common Warrants of $1,397,998 after deducting underwriting discounts and commission of $127,000. The Common Warrants are immediately exercisable and will expire five years from the date of issuance. Subject to limited exceptions, a holder of Common Warrants will not have the right to exercise any portion of its Common Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to such exercise. The Company offered the Common Warrants to enable certain existing security holders of the Company that were expected to participate in the offering to maintain their percentage ownership interest in the Company without violating the purchaser concentration rules of Nasdaq applicable to initial public offerings of common stock. The Common Warrants and the shares of common stock issuable upon exercise of such warrants were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and were offered pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

Concurrent with the closing of the IPO on November 25, 2024, any contingencies disclosed above related to the accounting treatment recognizing the conversion of debt to equity for the following private transactions were lifted as a result of the IPO (see Notes 5, 6, 7 and 8):

•        The 2022 and 2023 Convertible Promissory Notes which were previously exchanged for 3,312,148 shares of common stock and 507,394 prepaid warrants to purchase common stock (See Notes 5 and 14);

•        The 2023 Series — Convertible Whiskey Special Ops 2023 Notes and related warrants which were previously exchanged for 2,399,090 shares of common stock and 546,927 prepaid warrants to purchase common stock (See Notes 5 and 15);

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 9 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

•        The $399,667 received from the two separate investors under the terms of the May 2024 and July 2024 factoring agreements, including accrued fees and 66,549 related warrants, which was exchanged for an aggregate of 44,291 shares of Series A Preferred Stock and 24,978 warrants to purchase shares of common stock at $4.00 per share (including $266,667 received from a related party, which was exchanged for 29,661 shares of Series A Preferred Stock, and 16,667 warrants). (See Notes 6 and 15.)

•        The $250,000 received from an investor under the terms of a July 2024 accounts receivable factoring agreement, including accrued fees, which was exchanged for 27,700 shares of Series A Preferred Stock, including 15,625 warrants to purchase shares of common stock at $4.00 per share. (See Notes 6 and 15.)

In addition to the Common Warrants discussed above, pursuant to the Underwriting Agreement dated November 21, 2024, by and between the Company and the underwriters named therein (the “Representative”), the Company issued 84,377 of Representative’s Warrants to the Representative with an initial exercise date on or after May 24, 2025, an exercise price of $4.00 per share, and an expiration date of November 21, 2029.

Common stock — On October 31, 2023, the Company’s Board of Directors and shareholders increased the number of shares the Company is authorized to issue from 3,000,000 shares to 10,000,000 shares, including 9,500,000 shares of common stock and 500,000 shares of Founders Common Stock, par value of $0.0001 per share (which Founders Common Stock had four votes per share). The key terms of the common stocks are summarized below:

Dividends — The holders of common stock and Founders Common Stock are entitled to receive dividends if declared by the Board of Directors. No dividends have been declared since the inception of the Company.

Voting rights — The holders of Founders Common Stock are entitled to four votes for each share of Founders Common Stock and general common stockholders are entitled to one vote for each share of general common stock.

Upon approval of the April 2024 increase in authorized shares, the 2022 and 2023 Convertible Notes were exchanged (contingent upon the consummation of the Company’s initial public offering) for 3,312,148 additional shares of common stock and 507,394 prepaid warrants; The actual unconditional exchange of the 2022 and 2023 Convertible Notes and reclassification of the aggregate fair value of exchanged notes (of $15,278,168 as of November 25, 2024, (the date of the Company’s initial public offering) was reclassified from Convertible Notes to equity (of Common Stock Par Value of $382 and Paid-in-capital of $15,277,786) under the terms of the Subscription Exchange Agreement upon the closing of the Company’s initial public offering — which occurred on November 25, 2024 and was the remaining prerequisite for the unconditional exchange of the 2022 and 2023 Convertible Notes for equity. (See Note 5.)

Upon approval of the April 2024 increase in authorized shares, the Whiskey Special Operation Convertible Notes were exchanged (contingent upon the consummation of the Company’s initial public offering, which occurred on November 25, 2024) for 2,399,090 additional shares of common stock and 546,927 prepaid warrants; The actual unconditional exchange of the Convertible Notes and reclassification of the aggregate fair value of exchanged notes (of $11,784,068 as of November 25, 2024, (the date of the Company’s initial public offering) was reclassified from Convertible Notes to equity (of Common Stock Par Value of $295 and Paid-in-capital of $11,783,773) under the terms of the Subscription Exchange Agreement upon the closing of the Company’s initial public offering — which occurred on November 25, 2024) and was the remaining prerequisite for the unconditional exchange of the Whiskey Special Operation Convertible Notes for equity. (See Note 5.)

As of December 31, 2024, the Company had 5,273,611 shares of common stock issued and outstanding, including the 3,312,148 shares of common stock related to the conversion of the 2022 and 2023 Convertible Notes (comprised of 3,819,542 shares of common stock, net of: 507,394; and subsequently, 1,420,406 shares of common stock exchanged for prepaid warrants); and the 2,399,090 shares of common stock related to the conversion of the Whiskey Special Operation Convertible Notes (comprised of 2,946,015 shares of common stock, net of: 546,927;

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 9 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

and subsequently, 1,422,265 shares of common stock exchanged for prepaid warrants). During the year ended December 31, 2024, the Company repurchased 21 shares of common stock and 317,853 warrants to purchase common stock were exercised.

In the second quarter of 2024, the Company’s Board of Directors and shareholders took certain actions and approved amendments to the Company’s amended and restated certificate of incorporation in preparation for the Company’s initial public offering (which occurred on November 25, 2024) (the “Actions and Amendments”). These Actions and Amendments, included, among other things:

•        filing a second amendment to the Company’s amended and restated certificate of incorporation on April 1, 2024, to increase the Company’s authorized capital stock from 10,000,000 shares to 70,000,000 shares, including 69,500,000 shares of common stock and 500,000 shares of Founders Common Stock. The increase in authorized shares included provision for the additional shares to be issued with the Company’s anticipated IPO, including those discussed in the following paragraphs, and other future equity activities not yet known.

•        filing a third amendment to the Company’s amended and restated certificate of incorporation on May 14, 2024, to further increase the Company’s authorized capital stock to 75,000,000 shares, including 5,000,000 shares of preferred stock.

Prepaid Warrants to Purchase Common Stock — In August 2024, certain holders of shares of common stock agreed to exchange an aggregate of 2,816,291 shares of their common stock into a like number of pre-paid warrants. Such pre-paid warrants will be eligible for exercise without the payment of additional consideration at any time that the respective holder beneficially owns a number of shares of common stock that is less than 9.99% of the Company’s outstanding shares of common stock for a number of shares that would cause the holder to beneficially own 9.99% of the Company’s outstanding shares of common, and having no expiration date. As of December 31, 2024, 3,871,992 of the pre-paid warrants remained outstanding.

The following sets forth the outstanding prepaid warrants and common warrants for the years ended December 31, 2024 and 2023:

	Prepaid Warrants	Common Warrants
Balance December 31, 2022	—	—
Conditional issuance of Prepaid Warrants from Exchange of 2022 and 2023 Convertible Notes	507,394
Balance December 31, 2023	507,394	—
Conditional Issuance of Prepaid Warrants from Exchange of Whiskey Notes	546,927	—
Conditional Issuance of Prepaid Warrants in Exchange for Common Stock	2,816,291	—
Exercise of Prepaid Warrants in Exchange for Common Stock	(698,619)	—
Issuance of Prepaid Warrants for Common Stock	700,001	—
November 25, 2024 Private Placement of Common Warrants	—	382,205
Balance December 31, 2024	3,871,992	382,205

Upon the closing of the Company’s initial public offering on November 25, 2024, the conditional issuances of prepaid warrants and common stock noted in the table above became effective.

Subsequent to December 31, 2024, through April 28, 2025: 1,252,559 Prepaid Warrants (with an exercise price of $0.001 each) were exercised cashlessly for 1,250,777 shares of common stock; and 700,000 prepaid warrants were exchanged for 39,200 shares of Series B Preferred Stock, leaving 1,919,433 prepaid warrants remaining outstanding. (Subsequent to December 31, 2024, through April 28, 2025, the related party exercised 1,117,559 prepaid warrants (with an exercise price of $0.001 each) cashlessly for 1,115,909 shares of common stock, leaving 1,203,783 prepaid warrants outstanding.)

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 9 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

Preferred stock — Series A — In May 2024, the Company’s Board of Directors and Shareholders approved an offering of Series A Convertible Preferred Stock of up to $5,000,000, of which $4,948,478 was issued and outstanding and $0 remained available for issuance as of December 31, 2024 (as the offering was closed prior to the Company’s November 25, 2024 initial public offering). The shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) were sold at a Subscription Price of $10 per share and have a stated value of $12 per share (the “Stated Value”), and included stock purchase warrants to purchase shares of common stock calculated at 25% of the subscription price then divided by $5.00, with an exercise price equal to the lesser of $5.00 per share or the price per share at which the common stock is sold in the Company’s initial public offering. (Upon the closing of the Company’s initial public offering on November 25, 2024, the exercise price was set at the initial public offering price of $4.00 per share.) The warrants expire June 15, 2029. At any time after June 15, 2027, the Warrants shall be automatically exercised on a cashless basis if the common stock has traded for 5 consecutive trading days at or above 125% of the Exercise Price (or $5.00 per share). The Series A Preferred Stock is entitled to receive, out of funds legally available therefor, cumulative dividends at the rate of 15% per annum of the Stated Value (or $1.80 per share) payable if and when declared by the Board of Directors of the Company or upon conversion or redemption of the Series A Preferred Stock.

Dividends on the Series A Preferred Stock may be paid by the Company in cash, by delivery of shares of common stock or through a combination of cash and shares of common stock. If paid in common stock, the holder shall receive a number of shares of common stock equal to the quotient of 110% of the accrued dividends to be paid in common stock divided by the Conversion Price (as defined below). The Company may make payments of dividends in common stock only if the average closing price of the common stock over the five trading days preceding the dividend payment date is at or above the Conversion Price. Holders of the Series A Preferred Stock have no voting rights except as required by law.

Each share of Series A Preferred Stock may be converted at any time at the election of the holder into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Stated Value plus (ii) the amount of all accrued dividends, by (b) the then applicable Conversion Price. The “Conversion Price” was initially equal to $5.00 per share, subject to adjustment to the price per share at which the common stock is sold at the Company’s Initial Public Offering if lower than the initial Conversion Price (and was fixed at $4.00 per share upon the November 25, 2024 initial public offering at $4.00 per share). Each share of Series A Preferred Stock will automatically be converted on June 15, 2027 into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Stated Value plus (ii) the amount of all accrued dividends, by (b) the then-applicable Conversion Price.

Any time on or after June 15, 2025, the Company shall have the right to redeem some or all of the outstanding shares of Series A Preferred Stock from funds legally available therefor, upon at least 30 days prior written notice to the holders of the Series A Preferred Stock, at a redemption price per share equal to 110% of the sum of the Stated Amount, plus all accrued and unpaid dividends on such shares of Series A Preferred Stock (or $492,366 as of December 31, 2024).

The Company received subscriptions of $4,948,478 of Series A Preferred Stock (of which $1,831,265 was from a related party), including $2,025,000 in cash (of which $834,000 was from a related party); $1,155,000 in the form of 525 barrels of aged whiskey (with an average value of $2,200 per barrel and with $259,875 allocated to barrel fixed assets and $895,125 allocated to whiskey inventory); $110,600 was paid by the sale of and transfer to the Company by a related party of an aggregate of 50 barrels of premium aged whiskey (with an average value of $2,212 per barrel and with $24,750 allocated to barrel fixed assets and $85,850 allocated to whiskey inventory); and, $719,919 was paid by the cancellation of outstanding indebtedness (factoring agreements) (of which $296,619 was from a related party). In addition, the Series A Preferred Stockholders who were issued Series A Preferred Stock in July through September 2024 received an additional 510,315 warrants with an exercise price of $6.00 per share as part of the Series A Preferred Stock subscriptions (the “$6.00 Warrants”) (of which 321,026 of the $6.00 Warrants were issued to a related party). In September 2024, the 510,315 $6.00 Warrants (including 321,026 $6.00 Warrants from a related party) were exchanged for 93,789 shares of Series A Preferred Stock that did not include any related

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 9 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

warrants (including 59,001 shares of Series A Preferred Stock that did not include any related warrants for a related party). The value assigned to the $6.00 Warrants exchanged for Series A Preferred Stock that did not include any warrants was negotiated to be $937,959 (including $590,045 from a related party), or $1.838 per $6.00 Warrant using a Black-Scholes Valuation model with a then estimated IPO stock price of $5.00 per share and exercise price of $6.00 per share. The Company allocated the net proceeds between the warrants and the Series A Preferred Stock using the relative fair value method.

In connection with the $4,948,478 of Series A Preferred Stock, the Company also issued 197,013 warrants to purchase common stock at the lesser of $5.00 per share or the price per share at which the common stock is sold in the Company’s initial public offering (of which 60,563 of the $5.00 Warrants were issued to a related party). Upon the November 25, 2024 initial public offering at $4.00 per share, the 197,013 warrants at $5.00 per share were recalculated and reissued as 246,267 warrants at $4.00 per share (and the 60,563 related party warrants at $5.00 per share were recalculated and reissued as 75,705 warrants at $4.00 per share).

The Series A Preferred Stock has a liquidation preference equal to the greater of (i) 110% of the sum of (a) the Series A Preferred Stock Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series A Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up. Accordingly, the Series A Preferred Stock liquidation preference as of December 31, 2024 (with 494,840 shares outstanding and a stated value of $5,938,080) was $6,943,830.

Preferred stock — Series B — Subsequent to December 31, 2024, by written consent dated January 23, 2025 (pursuant to authority conferred upon the Board of Directors by the Company’s second amended and restated certificate of incorporation), the Board of Directors designated 750,000 shares of authorized but unissued Preferred Stock as Series B Convertible Preferred Stock (the “Series B Preferred Stock”). The shares of Series B Preferred Stock, par value $0.0001 per share have a Subscription Price of $10 per share and a stated value of $12 per share (the “Series B Stated Value”). The Series B Preferred Stock is entitled to receive, out of funds legally available therefor, cumulative dividends at the rate of 15% per annum of the Series B Stated Value (or $1.80 per share) payable if and when declared by the Board of Directors of the Company or upon conversion or redemption of the Series B Preferred Stock.

Dividends on the Series B Preferred Stock may be paid by the Company in cash, by delivery of shares of common stock or through a combination of cash and shares of common stock. If paid in common stock, the holder shall receive a number of shares of common stock equal to the quotient of 110% of the accrued dividends to be paid in common stock divided by the Conversion Price (as defined below). The Company may make payments of dividends in common stock only if the average closing price of the common stock over the five trading days preceding the dividend payment date is at or above the Conversion Price. Holders of the Series B Preferred Stock have no voting rights except as required by law.

Each share of Series B Preferred Stock may be converted at any time at the election of the holder into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series B Stated Value plus (ii) the amount of all accrued dividends, by (b) the then applicable Conversion Price (equal to the VWAP of the common stock on the trading day immediately preceding the original issuance date or such shares of Series B Preferred Stock). Each share of Series B Preferred Stock will automatically be converted on the 36 month anniversary of the original issuance date into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series B Stated Value plus (ii) the amount of all accrued dividends, by (b) the then-applicable Conversion Price.

Any time on or after the 90 day anniversary or the original issue date of such shares of Series B Preferred Stock, the Company shall have the right to redeem some or all of the outstanding shares of Series B Preferred Stock from funds legally available therefor, upon at least 30 days prior written notice to the holders of the Series B Preferred Stock, at a redemption price per share equal to 110% of the sum of the Stated Amount plus all accrued and unpaid dividends on such shares of Series B Preferred Stock.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 9 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

Subsequent to December 31, 2024, as of April 28, 2025, the Company had received subscriptions for $2,551,810 (255,181 shares) of Series B Preferred Stock (of which $250,000 was from a related party), including: $392,000 from the exchange of 700,000 prepaid warrants at a VWAP of $0.56 per prepaid warrant; and $1,150,000 from the ELOC Investor, of which $1,000,000 was purchased in January 2025 in conjunction with the execution and registration of the ELOC Purchase Agreement. (See Note 17.)

The Series B Preferred Stock has a liquidation preference equal to the greater of (i) 110% of the sum of (a) the Series B Preferred Stock Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series B Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up. Accordingly, the Series B Preferred Stock liquidation preference as of April 28, 2025 (with 255,181 shares outstanding and a stated value of $3,062,172) was $3,433,497.

Stock options — The Company’s 2018 Equity Incentive Plan was approved by the HDC Board and the HDC shareholders in March 2018. On April 27, 2019, in anticipation of the Company’s reorganization on May 1, 2019, the HDHC Board and the HDHC sole stockholder approved HDHC’s 2019 Equity Incentive Plan (the “2019 Plan”). Upon the closing of the Company’s initial public offering (which occurred on November 25, 2024), the 2024 Equity Incentive Plan (the “2024 Plan”) became effective, authorizing the issuance of up to 2,500,000 shares of common stock. As of December 31, 2024, the Company had made no grants under the 2024 Plan.

The 2024 Plan allows for the grant of incentive stock options (“ISOs”), nonqualified stock options (“NQSOs”), stock appreciation rights (“SARs”), restricted stock, RSU awards, performance shares, and performance units to eligible participants for ten (10) years (until November 2034).

The 2019 Plan allows for the grant of incentive stock options (“ISOs”), nonqualified stock options (“NQSOs”), stock appreciation rights (“SARs”), restricted stock, RSU awards, performance shares, and performance units to eligible participants for ten (10) years (until April 2029). The cost of awards under the 2019 Plan generally is based on the fair value of the award on its grant date. The maximum number of shares that may be utilized for awards under the 2019 Plan is 256,500.

The following sets forth the outstanding ISOs and related activity for the years ended December 31, 2024 and 2023:

Options Outstanding	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	8,137	$157.89	2.82	$0.00
Forfeited	(1,959)	$157.89
Outstanding at December 31, 2023	6,178	$157.89	1.86	$0.00
Exercisable at December 31, 2023	6,178	$157.89	1.86	$0.00
Forfeited	(167)	$157.89
Outstanding at December 31, 2024	6,011	$157.89	0.86	$0.00
Exercisable at December 31, 2024	6,011	$157.89	0.86	$0.00
Remaining unvested at December 31, 2024	—	$157.89

ISOs require a recipient to remain in service to the Company, ISOs generally vest ratably over periods ranging from one to four years from the vesting start date of the grant and vesting of ISOs ceases upon termination of service to the Company. Vested ISOs are exercisable for three months after the date of termination of service. The terms and conditions of any ISO shall comply in all respects with Section 422 of the Code, or any successor provision, and any

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 9 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

applicable regulations thereunder. The exercise price of each ISO is the fair market value of the Company’s stock on the applicable date of grant. The Company used the mean volatility estimate from Varga’s 409A valuation based on the median 5-year volumes of select peer companies. Fair value is estimated based on a combination of shares being sold at $157.89 up through February of 2019 and the most recent 409A completed when these ISOs were issued in April of 2018 valuing the Company’s stock at $157.89 per share. No ISOs may be granted more than ten (10) years after the earlier of the approval by the Board, or the stockholders, of the 2019 Plan.

There were no grants in the years ended December 31, 2024 and 2023. As of December 31, 2024, the Company had $0 of unrecognized compensation expense related to ISOs expected to vest over a weighted average period of 0.0 years. The weighted average remaining contractual life of outstanding and exercisable ISOs is 1.86 years.

The following table presents stock-based compensation expense included in the consolidated statements of operations related to ISOs issued under the 2019 Plan:

	For the Twelve Months Ended December 31,
	2024	2023
Cost of Sales	$—	$—
Sales and Marketing	—	—
General and Administrative	—	18,595
Total Share-based Compensation	$—	$18,595

Restricted stock units — The RSU awards granted in 2019 under the 2019 Plan were granted at the fair market value of the Company’s stock on the applicable date of grant. RSU awards generally vest ratably over periods ranging from one to four years from the grant’s start date. Upon termination of service to the Company, vesting of RSU awards ceases, and most RSU grants are forfeited by the participant, unless the award agreement indicates otherwise. The majority of RSU awards are “double trigger” and both the service-based component, and the liquidity-event component (including applicable lock-up periods) must be satisfied prior to an award being settled. Upon settlement, the RSU awards are paid in shares of common stock. The Company recognizes the compensation expense for the restricted stock units based on the fair value of the shares at the grant date amortized over the stated period for only those shares that are not subject to the double trigger.

The following table summarizes the RSU activity for the years ended December 31, 2024 and 2023:

	Restricted Stock Units	Weighted Average Exercise Price Per Share
Unvested and Outstanding at December 31, 2022	105,727	$157.89
Granted	14,015	$157.89
Forfeited/Canceled/Expired	(2,798)	$157.89
Unvested and Outstanding at December 31, 2023	116,944	$157.89
Granted	234,525	$4.00
Forfeited/Canceled/Expired	(105,880)	$157.89
Vested and Outstanding at December 31, 2024	245,589	$10.93

During the year ended December 31, 2024, the Company recognized $4,892,110 stock-based compensation expense (including $312,500 accrued but not yet awarded) in connection with RSU awards granted under the plans. Compensation expense for RSU awards is recognized upon meeting both the time-vesting condition and the triggering event condition. During the year ended December 31, 2024, 520 restricted stock units (“RSUs”) were

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 9 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

forfeited. In May 2024, 105,360 RSUs were voluntarily terminated, and 2,500 were issued, leaving 11,064 issued RSUs to settle at a grant value of $157.89 per unit. In May 2024, the Board of Directors approved awarding 234,525 RSUs to employees, directors and consultants with a fair grant value of $4.00 per unit. These RSUs contain a double trigger and, upon grant, were deemed to have met their time-based service requirements for vesting. They will settle on the expiration of the Market Stand-off provision in the 2019 stock incentive plan (or May 24, 2025, which is 180 days from the November 25, 2024 closing of the Company’s initial public offering). For the period ended December 31, 2024, upon the consummation of the initial public offering on November 25, 2024, the Company recorded an expense of $2,684,995 at the fair grant values per RSU for the total 245,589 then vested awards.

Equity-Based (Non-Cash) Compensation — The Company recorded equity-based (non-cash) compensation for employees (personnel) and consultants for the years ended December 31, 2024 and 2023 as follows:

	Years Ended December 31,
	2024	2023
Production/Cost of Sales	$178,140	$—
Sales and Marketing	729,592	—
General and Administrative	2,414,097	6,028
Subtotal Employee Compensation	3,321,829	6,028
Professional Fees (General and Administrative)	1,570,281	12,566
Total Non-Cash Share-Based Compensation	$4,892,110	$18,594

Equity-classified warrants — The Company estimates the fair values of equity warrants using the Black-Scholes option-pricing model on the date of issuance with Monte Carlo simulations to determine the probability of warrants being exercisable.

Contingent Legacy Shareholder Warrants — On October 30, 2024 the Company issued warrants to purchase common stock that became contingently exercisable upon the closing of an initial public offering (which occurred on November 25, 2024), at the price per share of the Company’s initial public offering (or $4.00 per share) to its common shareholders of record as of May 31, 2023 (the “Contingent Legacy Shareholder Warrants”), that will be exercisable, if at all, provided/contingent upon: if the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised; and if the common stock attains a specified volume weighted average price per share (“VWAP”) over a 10-trading-day period (the “10-Trading-Day VWAP”) before expiring:

•        Tranche 1 — for up to 762,488 shares of common stock (of which up to 128,358 were to a related party) when the 10-Trading-Day VWAP of the common stock reaches 200% of the $4.00 per share initial public offering price (or $8 per share), and that will expire on the 24-month anniversary of the Company’s initial public offering (the “$8 Contingent Legacy Shareholder Warrants”);

•        Tranche 2 — for up to 1,524,976 shares of common stock (of which up to 256,716 were to a related party) when the 10-Trading-Day VWAP of the common stock reaches 300% of the $4.00 per share initial public offering price (or $12 per share), and that will expire on the 42-month anniversary of the Company’s initial public offering (the “$12 Contingent Legacy Shareholder Warrants”); and,

•        Tranche 3 — for up to 1,906,220 shares of common stock (of which up to 320,895 were to a related party) when the 10-Trading-Day VWAP of the common stock reaches 500% of the $4.00 per share initial public offering price (or $20 per share), and that will expire on the 60-month anniversary of the Company’s initial public offering (the “$20 Contingent Legacy Shareholder Warrants”).

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 9 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

The Company recorded a value of $8,828 for the Contingent Legacy Shareholder Warrants as of the October 30, 2024 grant date based on a Black Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model for the Contingent Legacy Shareholder Warrants were as follows:

	For the Years Ended December 31,
	2024	2023
Weighted Average Expected Volatility	70%	—
Expected Dividends	—%	—
Weighted Average Expected Term (in years)	5	—
Risk-Free Interest Rate	4.22%	—
Probability Scenarios of meeting contingencies
Shareholder holds shares owned on May 31, 2023 through warrant exercise date	95% to 75%
Common stock attains a specified 10-Trading-Day VWAP price before expiring	0.025% to 2.25%

As of December 31, 2024 there were outstanding and exercisable: 725,608 $8 Contingent Legacy Shareholder Warrants; 1,451,216 $12 Contingent Legacy Shareholder Warrants; and 1,814,020 $20 Contingent Legacy Shareholder Warrants, (of which 115,456;230,912; and 288,640, respectively were to a related party) with weighted-average remaining contractual terms of 1.89 years, 3.39 years, and 4.9 years, respectively.

Other equity classified warrants — In addition to the Contingent Legacy Shareholder Warrants discussed above, during the year ended December 31, 2024, the Company issued a total of 413,971 equity classified warrants, including: 83,333 warrants at $6.00 per share in conjunction with July 2024 accounts receivable factoring agreement; 84,377 Underwriter Warrants in conjunction with the Company’s initial public offering; and, 197,013 warrants to purchase common stock, (of which, 60,563 were to a related party) in connection with the issuance of Series A Preferred Stock. Upon the November 25, 2024 initial public offering at $4.00 per share, the 197,013 warrants at $5.00 per share were recalculated and reissued as 246,267 warrants at $4.00 per share (and the 60,563 related party warrants at $5.00 per share were recalculated and reissued as 75,705 warrants at $4.00 per share.). For the year ended December 31, 2023 the Company issued zero warrants. During the years ended December 31, 2024 and 2023, the assumptions used in the Black-Scholes option pricing model were as follows:

	For the Years Ended December 31,
	2024	2023
Weighted Average Expected Volatility	70%	—
Expected Dividends	—%	—
Weighted Average Expected Term (in years)	5	—
Risk-Free Interest Rate	4.22%	—

As of December 31, 2023, 35,720 fixed warrants were exchanged for previously issued variable warrants. As of December 31, 2024 and 2023, in addition to the Contingent Legacy Shareholder Warrants discussed above, there were outstanding and exercisable warrants to purchase 796,176 and 116,928, respectively, shares of common stock, As of December 31, 2024, the weighted-average remaining contractual term was 1.85 years for the outstanding and exercisable warrants.

The Underwriting Agreement and the related warrants granted to the Underwriter equal 5% of the total proceeds raised in the Company’s November 25, 2024 initial public offering at an exercise price equal to the offering price, or warrants for 84,377 shares at $4.00 per share (the “Underwriter Warrants”). The number of Underwriter Warrants may increase by up to 15% (to warrants for 97,034 shares at $4.00 per share) if the Underwriter elects to utilize the overallotment rights of the Offering. As of April 28, 2025, the underwriter has not exercised any Underwriter Warrants.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 9 — STOCKHOLDERS’ EQUITY/(DEFICIT) (cont.)

Deferred Compensation — Beginning in May 2023, certain senior level employees elected to defer a portion of their salary until such time as the Company completed a successful public registration of its stock (which occurred on November 25, 2024). Upon success of the Company’s initial public offering, each employee was then to be paid their deferred salary plus a range of matching dollars in RSUs (under the new 2024 Plan noted above) for every 1 dollar of deferred salary. As of December 31, 2024, the Company recorded $848,908 of such deferred payroll expense, including $457,730 paid in cash in December 2024, and $391,179 remaining to be paid which is included in accrued liabilities as of December 31, 2024. Accordingly, as of December 31, 2024 the Company has also committed to issue approximately $1,894,615 in equity compensation (in the form of RSUs or stock options) related to the deferred compensation.

NOTE 10 — ACQUISITION OF THINKING TREE SPIRITS

Business Combinations — On February 21, 2024, the Company purchased all the outstanding stock of Thinking Tree Spirits, Inc. (“TTS”), which was accounted for as a business combination, requiring assets and liabilities assumed to be measured and recorded at their acquisition date fair values as of the acquisition date. The resolution of the contingent earn out payments will be reviewed at each subsequent reporting period, and any increases or decreases in fair value will be recorded in the income statement as an operating gain or loss.

Under the terms of the stock sale, the Company paid the shareholders of TTS $670,686 ($720,686, net of $50,000 held back for post-closing accounting true-ups) using shares of common stock of the Company. The $670,686 was paid using common stock of the Company at a negotiated price of $13.16 per share (or 50,958 shares), subject to a true-up provision (to the price per share of the Company’s anticipated IPO, if lower — which, as of September 30, 2024, was $5.00 per share or 134,137 shares) that expired on August 31, 2024, but which was subsequently extended by the Parties to after the conclusion of the dissenters rights process under Oregon law (See below).

In September 2024, the Company extended the true-up provision under the terms of the TTS stock sale from August 31, 2024 to the date of settlement of the Thinking Tree Spirits Dissenters Rights Process, resulting in the delay in reclassifying the TTS purchase price liability to equity (under ASC-480). Upon the November 25, 2024 initial public offering at $4.00 per share, the true-up provision related to the $670,686 at $4.00 per share equaled 167,671 shares, an increase of 116,713 shares over the original 50,958 shares, but subject to any reductions for payments made to dissenters. (See below).

ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount. In September 2024, under the terms of the TTS stock sale, the true-up provision for the $670,686 purchase price payment in the form of common stock was extended through the settlement of the Thinking Tree Spirits Dissenters Rights Process (See below). Once the final determination is made on the amount owed to dissenters, if any, that amount will be deducted from the true-up amount and the resulting number of shares of common stock will be issued at the price per share of the common stock in the Company’s initial public offering (which occurred on November 25, 2024, at $4.00 per share), at which time, the conversion price became fixed and the purchase price no longer qualified to be classified as a liability in accordance with ASC 480, and was reclassified to equity. The estimated fair value of the $127,076 in estimated future contingent values (discussed also below) is recorded as a (long term) liability until such time as their obligation for potential payment becomes established as something more than zero and the payment number of shares is established, at which time, such future contingent payments will likewise be reclassified from liabilities to equity in accordance with ASC 480.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 10 — ACQUISITION OF THINKING TREE SPIRITS (cont.)

Allocation of the purchase price based on the estimated fair values of the acquired assets and liabilities assumed are as follows:

Amounts
Assets:
Inventory	$143,423
Other Current Assets/(Liabilities), net	(3,068)
Property and Equipment	127,600
Intangible Asset – Thinking Tree Trade Name	250,000
Intangible Asset – Thinking Tree Customer Relationships	190,000
Goodwill	589,870
Total Assets	$1,297,825
Liabilities:
Accounts Payable and Other Current Liabilities	$42,739
SBA Loan	389,875
Other Non-Current Liabilities	17,449
Total Liabilities	450,063
Total Purchase Consideration	$847,762

In conjunction with the acquisition, for the quarter ended March 31, 2024, the Company recorded estimated fair values of $847,762 for payments in the form of Company common stock (including: $670,686 in common stock of the Company; $50,000 of post-closing accounting true-ups; and $127,076 in estimated future contingent payments). The acquisition was recorded at estimated fair values, based on the payments made, and a fair value probability applied to the contingent earn out payments. The fair value of the acquisition will be re-measured for each subsequent reporting period until resolution of the contingent earn out payments, and any increases or decreases in fair value will be recorded in the income statement as an operating loss or gain. The recorded fair value of the acquisition was reviewed as of December 31, 2024, with no change in fair value deemed necessary.

Under the terms of the TTS acquisition, TTS shareholders will be eligible to receive contingent earn out payments from the Company through February 21, 2027 of:

•        Up to $800,000 per year (payable in Company common stock) in each of the first 3 years post acquisition with the final closing date on December 31, 2026 (for an aggregate of up to $2,400,000), calculated as $1.00 worth of Company common stock for every $1.00 of revenue of TTS brands and activities that exceed the previous year’s TTS associated revenue. Shortfalls in years 1 and 2 to be caught up in years 2 and/or 3, if revenues are then sufficient.

•        $395,000 if TTS is successful in securing an agreement for a new tasting room location, to be branded TTS and Heritage Distilling, or as a Company approved sub-brand or collective brand, within a certain confidential retail location in Portland OR within 3 years, TTS shareholders will receive an additional 395,000, payable at HDHC’s election either in cash or in shares of common stock (based on closing price 30 days post opening of such location).

The fair value of property and equipment was estimated by applying the cost approach, which estimates fair value using replacement or reproduction cost of an asset of comparable utility, adjusted for loss in value due to depreciation and economic obsolescence. The fair value of the contingent earn-out was estimated using a discounted cash flow approach, which included assumptions regarding the probability-weighted cash flows of achieving certain capacity development milestones.

Intangible assets were determined to meet the criterion for recognition apart from tangible assets acquired and liabilities assumed. The fair values of intangible assets were estimated based on various valuation techniques including the use of discounted cash flow analyses, and multi-period excess earnings valuation approaches, which

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 10 — ACQUISITION OF THINKING TREE SPIRITS (cont.)

use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. These valuation inputs included estimates and assumptions about forecasted future cash flows, long-term revenue growth rates, and discount rates. The fair value of the customer relationships intangible asset was determined using a discounted cash flow model that incorporates the excess earnings method and will be amortized on an accelerated basis over the projected pattern of economic benefits of approximately 6 to 10 years.

As described in more detail above, Intangible Assets and Goodwill related to the TTS acquisition are composed of the following as of December 31, 2024:

	Life	Cost	Accumulated Amortization	Accumulated Impairment Charge	Net
Intangible Assets:
Thinking Tree Trade Name	6 years	$250,000	$14,671	$—	$235,329
Thinking Tree Customer Relationships	10 years	190,000	4,178	—	185,822
Goodwill – Thinking Tree Acquisition	N/A	589,870	N/A	—	589,870
Total		$1,029,870	$18,849	$—	$1,011,021

There were no intangible assets or goodwill as of December 31, 2023.

Thinking Tree Spirits Dissenters’ Rights Process — In July 2024 three Thinking Tree Spirits shareholders served their notice to exercise dissenters’ rights under Oregon law. Dissenters’ rights statutes allow a party opposed to certain transactions to demand payment in cash for the value of their interests held rather than receive shares in the resulting entity. Parties can either agree upon a negotiated value or a dissenter who does not believe they are being fairly compensated for the value of their interests may seek a judicially determined value. In the case of a private entity, or a transaction involving private companies with no public clearing price for their stock, certain methods, models and assumptions are used to attempt to estimate or derive a fair market value. The statutory deadline has passed for any other Thinking Tree Spirits shareholders to claim dissenter’s rights.

The amount being sought by the dissenters would consume most, if not all, of the amount in stock paid in the transaction, and management believes the amount of compensation they are seeking is too high.

Because this process creates uncertainty related to how many net shares of common stock are owed to the remaining Thinking Tree Spirits shareholders, management has made the decision to place any shares of stock that were to go to Thinking Tree Spirits shareholders in escrow until the matter is resolved. Likewise, any make-up shares that we assumed were to be issued at the close of the Company’s initial public offering will also be held in escrow until the same final value determination is made. This is to ensure that the Company is not double paying for the company in both shares and cash.

To the extent any amount of cash is due to the three dissenters from the Company, said amount will be deducted from the total amount of consideration that had been agreed upon for the Thinking Tree Spirits acquisition, and the remaining amount due to the remaining Thinking Tree Spirits shareholders, if any, will be then paid in shares of common stock at the agreed upon transaction price per share in the original transaction. Any unused shares of common stock will be returned to the treasury and will not be considered outstanding. So long as these shares are held in escrow they will not be eligible for trading or voting.

Subsequent to November 25, 2024 the Company settled with two of the three TTS dissenters and sent the remaining dissenter the statutorily required payment offer and documentation to attempt to wind down the dissenters process. The statutorily required thirty (30) day review period for those offers passed on January 6, 2025 with an objection from the remaining dissenter. On April 16, 2025, Kaylon McAlister, a former co-founder of Thinking Tree Spirits and the lone remaining dissenter, filed suit in the Circuit Court of Oregon against Thinking Tree Spirits and the Company seeking $470,000 under the Oregon dissenter rights statute, plus interest. While we

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 10 — ACQUISITION OF THINKING TREE SPIRITS (cont.)

are reviewing the matter, we believe the amount being sought is solely without merit and grossly overinflates the value of the enterprise, and we intend to vigorously defend this matter. Further, we believe we have counterclaims against the plaintiff for actions taken by him before, during and after the closing of the acquisition transaction that further effected the valuation of the acquisition and adversely affected the Company’s investment in Thinking Tree Spirits. As a result of netting out the amount paid to such dissenters from the makeup provisions of the acquisition agreement with the remaining TTS shareholders, the Company believes it will issue the remaining TTS shareholders up to a maximum of an additional 83,407 shares of unregistered common stock which will be subject to lockup agreements that do not allow such shares to be sold until after the one hundred and eighty (180) day anniversary of the date of their grant. The granting of such shares shall occur after the Company has been advised by outside counsel that the final dissenter matter is concluded.

NOTE 11 — INCOME TAXES

The tax effects of significant items comprising the Company’s deferred taxes as of December 31 are as follows:

	December 31,
	2024	2023
Deferred Tax Assets
Reserves	$88,630	$74,283
Deferred Wages	88,795	93,745
Lease Liability	894,703	1,005,696
Net Operating Loss Carryforwards	14,036,687	11,250,985
Credit Carryforwards	191,979	164,796
Fixed Asset Basis	996,625	1,016,323
Restricted Stock Units	1,110,471	—
Other Carryforwards	124,945	55,584
Total Deferred Tax Assets	17,532,835	13,661,412
Less: Valuation Allowance	(13,444,812)	(10,309,361)
Deferred Tax Liabilities
Investment in Flavored Bourbon LLC	(3,242,634)	(2,511,373)
Right-of-Use Assets	(749,791)	(840,677)
Intangible Assets	(95,598)	—
Total Deferred Tax Liabilities	(4,088,023)	(3,352,050)
Net Deferred Tax Assets	$—	$—

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance. The change in the valuation allowance for the period ended December 31, 2024 was an increase of $3,135,451 and change in the valuation allowance for the period ended December 31, 2023 was an increase of $2,879,551.

At December 31, 2024 and 2023, the Company has federal net operating loss carryforwards of $61,234,307 and $49,287,572, respectively, which have an indefinite carryforward period. Under Sections 382 and 383 of the Code, substantial changes in the Company’s ownership may limit the amount of net operating loss and research that could be used annually in the future to offset taxable income. The tax benefits related to future utilization of federal net operating loss carryforwards, credit carryovers, tax credits, and other deferred tax assets may be limited or lost if the cumulative changes in ownership exceeds 50% within any three-year period. The Company has not completed

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 11 — INCOME TAXES (cont.)

a formal Section 382/383 analysis under the Code regarding the limitation of net operating loss and tax credit carryforwards. If a change in ownership were to have occurred, the annual limitation may result in a reduction of available tax attributes in a given tax year.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Due to its operating loss carryforward, the U.S. federal statute of limitations remains open for 2019 and onward. The Company has no ongoing or recently closed income tax examinations. The Company recognizes tax benefits from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits. Interest and penalties related to uncertain tax positions are classified as income tax expense.

For the years ended December 31, 2024 and 2023, the Company’s income tax provision consisted of current state taxes of $9,150 and $472, respectively. and federal and other $0 for both years.

The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate as follows:

	For the Years Ended December 31,
	2024	2023
Effective Tax Rate Reconciliation
Statutory Rate	21.00%	21.00%
State Taxes	(32.56)%	0.72%
Change in Fair Value of Warrants and Convertible Notes	(430.87)%	(13.13)%
Change in Valuation Allowance	453.62%	(7.83)%
Prior Year State Tax True-ups	(10.52)%	0.00%
Officers Life Insurance	1.65%	0.00%
Permanent Items – Other	3.85%	(0.13)%
Tax Credits	(3.78)%	0.00%
True-ups/Other	(1.12)%	(0.64)%
Total	1.27%	0.00%

The expense from and provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 21% to earnings before taxes, primarily because of the change in fair value of warrant and convertible notes, change in valuation allowance, incentive stock options/restricted stock units, other nondeductible items, state taxes, fair value adjustments, federal tax credits, and true-up adjustments.

NOTE 12 — LEASES

The Company has operating leases for corporate offices, warehouses, distilleries, tasting rooms and certain equipment which have been accounted for using ASC Topic 842. The Company’s operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that the Company will exercise that option in the measurement of its operating lease ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the operating lease term. The Company generally uses the base, non-cancelable lease term when determining the operating lease ROU assets and lease liabilities. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 12 — LEASES (cont.)

The following table presents the consolidated lease cost for amounts included in the measurement of lease liabilities for operating leases for the years ended December 31, 2024, and 2023, respectively:

	Years Ended December 31,
	2024	2023
Lease Cost:
Amortization of Right-of-Use Assets	$508,156	$492,806
Interest on Lease Liabilities	896,673	1,000,997
Operating lease cost	76,353	2,042
Total lease cost(1)	$1,481,182	$1,495,845

____________

(1)      Included in “Cost of sales”, “Sales and Marketing” and “General and Administrative “expenses in the accompanying consolidated statements of operations.

The following table presents weighted-average remaining lease terms and weighted-average discount rates for the consolidated operating leases as of December 31, 2024 and 2023, respectively:

	December 31,
	2024	2023
Weighted-average remaining lease term – operating leases (in years)	5.3	6
Weighted-average discount rate – operating leases	22%	22%

The Company’s ROU assets and liabilities for operating leases were $3,303,158 and $3,941,560, respectively, as of December 31, 2024. The ROU assets and liabilities for operating leases were $3,658,493 and $4,376,630, respectively, as of December 31, 2023. The ROU assets for operating leases were included in “Operating Lease Right-of-Use Assets, net” in the accompanying consolidated balance sheets. The liabilities for operating leases were included in the “Operating Lease Liabilities, Current” and “Operating Lease Liabilities, net of Current Portion” in the accompanying consolidated balance sheets.

Maturities of lease liabilities for the years through 2029 and thereafter are as follows:

Amounts
Years Ending
2025	$1,273,874
2026	1,257,726
2027	1,240,392
2028	1,225,327
2029	1,203,001
thereafter	684,779
Total lease payments	$6,885,099
Less: Interest	(2,943,539)
Total Lease Liabilities	$3,941,560

NOTE 13 — COMMITMENTS AND CONTINGENCIES

As an inducement to obtain financing in 2022 and 2023 through convertible notes, the Company agreed to pay a portion of certain future revenues the Company may receive from the sale of FBLLC or the Flavored Bourbon brand to the investors in such financings in the amount of 150% of their subscription amount for an aggregate of approximately $24,495,000. See Note 5 — Payment Upon Sale of Flavored Bourbon, LLC.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 13 — COMMITMENTS AND CONTINGENCIES (cont.)

The Company maintains operating leases for various facilities. See Note 12, Leases, for further information.

Litigation — From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each claim.

Litigation — CFGI — On January 31, 2025, CFGI, LLC (“CFGI”) commenced a litigation against the Company in the Superior Court, Suffolk County, Massachusetts asserting claims arising under a November 1, 2022 written engagement letter agreement whereby CFGI agreed to provide financial, accounting and tax consulting services to the Company. CFGI contends that it fully performed its obligations under such agreement, but that the parties amended the agreement on or about May 22, 2023 when the Company fell behind in its payments. CFGI alleges further that, while the Company made some payments under the amended agreement, CFGI is currently owed approximately $730,000, plus interest.

The Company’s response to the complaint was due on or before April 21, 2025 but has been extended by two weeks as the Company is in active negotiations with CFGI over a payment plan. As of December 31, 2024 the Company had accrued the entire amount payable to CFGI and the Company is in negotiations with CFGI on alternate payment terms that will allow the Company to pay the amounts due to CFGI over time. (See also Note 17.)

Litigation — Thinking Tree Dissenter — On April 16, 2025, Kaylon McAlister, a former co-founder of Thinking Tree Spirits, filed suit in the Circuit Court of Oregon against Thinking Tree Spirits and the Company seeking $470,000 under the Oregon dissenter rights statute, plus interest. While we are reviewing the matter, we believe the amount being sought is solely without merit and grossly overinflates the value of the enterprise, and we intend to vigorously defend this matter. Further, we believe we have counterclaims against the plaintiff for actions taken by him before, during and after the closing of the acquisition transaction that further effected the valuation of the acquisition and adversely affected the Company’s investment in Thinking Tree Spirits. (See also Note 17).

As of December 31, 2024 and 2023, the Company has not been subject to any other pending litigation claims.

Notice from Nasdaq — On April 14, 2025, the Company received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”), which indicated that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the Company’s closing bid price for its common stock was below $1.00 per share for the prior thirty (30) consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar day compliance period, or until October 13, 2025 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. During the compliance period, the Company’s shares of Common Stock will continue to be listed and traded on the Nasdaq Capital Market. If at any time during the Compliance Period, the bid price of the Common Stock closes at or above $1.00 per share for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company with written confirmation of compliance with the Minimum Bid Price Requirement and the matter will be closed.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 13 — COMMITMENTS AND CONTINGENCIES (cont.)

If the Company is not in compliance by October 13, 2025, the Company may be afforded a second 180-calendar day compliance period. To qualify for this additional time, the Company will be required to meet the continued listing requirement for market value of publicly-held shares and all other initial listing standards for the Nasdaq Capital Market with the exception of the Minimum Bid Price Requirement, and will need to provide written notice to Nasdaq of its intent to regain compliance with such requirement during such second compliance period.

If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, or if it appears to Nasdaq’s staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Common Stock will be subject to delisting from the Nasdaq Capital Market. At that time, the Company may appeal any such delisting determination to a Nasdaq hearings panel.

The Company intends to continuously monitor the closing bid price for its Common Stock and is in the process of considering various measures to resolve the deficiency and regain compliance with the Minimum Bid Price Requirement. However, there can be no assurance that the Company will be able to regain or maintain compliance with the Minimum Bid Price Requirement or any other Nasdaq listing standards, that Nasdaq will grant the Company any extension of time to regain compliance with the Minimum Bid Price Requirement or any other Nasdaq listing requirements, or that any such appeal to the Nasdaq hearings panel will be successful, as applicable. (See also Note 17.)

Management Fee — The Company is required to pay a monthly management fee to Summit Distillery, Inc (see Note 15).

NOTE 14 — RETIREMENT PLANS

The Company sponsors a traditional 401(k), Roth 401(k) and profit-sharing plan (the “Plan”), in which all eligible employees may participate after completing 3 months of employment. No contributions have been made by the Company during the years ended of December 31, 2024 and 2023.

NOTE 15 — RELATED-PARTY TRANSACTIONS

Management Agreement

On October 6, 2014, the Company entered into a management agreement with Summit Distillery, Inc., an Oregon corporation, to open a new Heritage Distilling Company location in Eugene, Oregon. The Company engaged Summit Distillery, Inc., to manage the Eugene location for an annual management fee. The principals and sole owners of Summit Distillery, Inc., are also shareholders of HDHC. For each of the years ended December 31, 2024 and 2023, the Company expensed a management fee of $180,000 and $180,000, respectively, to Summit Distilling, Inc. The fee is based upon a percentage of the Company’s trailing twelve months, earnings before interest, taxes and depreciation expense, as defined in the management agreement.

Other Related Party Transactions —

Beginning in 2022 we began a series of financings with a party that is considered a related party for the years ended December 31, 2024 and 2023 by virtue of the number of common stock shares and pre-paid warrants to purchase common stock held by the party. As of December 31, 2024 the related party owned less than 4.99% of the outstanding common stock of the Company, but enough, when combined with their prepaid warrants, would exceed the 4.99% reporting threshold if all such prepaid warrants were to be exercised into common stock. The prepaid warrants contain a 4.99% blocker prohibiting the exercise of such warrants if it would put the party’s ownership over the 4.99% reporting threshold. The related party is not required to report the number of prepaid warrants held. Below are details of the transactions with the related party, including those related to notes payable, equity transactions and other activities.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 15 — RELATED-PARTY TRANSACTIONS (cont.)

2022 and 2023 Convertible Notes

During 2022, the Company issued multiple unsecured convertible promissory notes under the terms of the 2022 Convertible Notes to a related party who is a current shareholder of the Company. As of both November 25, 2024 (the date of the Company’s initial public offering) and December 31, 2023, the aggregate principal sum of the related party’s 2022 Convertible Notes was $6,311,250 with an aggregate cash proceeds of $4,675,000 (See Note 5). Concurrent with the execution of the 2022 Convertible Notes, the Company issued warrants to the related party in an amount equal to 50% of the cash proceeds from the 2022 Convertible Notes (see Note 7). The Company initially allocated the $4,675,000 aggregate cash proceeds from the related party to the 2022 Convertible Notes and the associated warrants on their respective issuance dates in the aggregate amounts of $4,422,379 and $252,621, respectively.

During 2023, the Company issued multiple additional unsecured convertible promissory notes under the terms of the 2022 Convertible Notes (the “2022 Convertible Notes”) to the same related party for a principal sum of $3,982,500 with cash proceeds of $2,950,000 (See Note 5).

As of November 25, 2024, the fair value of the related party’s 2022 and 2023 Convertible Notes was $6,870,236, and was reclassified from a liability to equity upon the effectiveness of the Company’s November 25, 2024 initial public offering, as further discussed below. As of December 31, 2023, the fair value of the related party’s 2022 and 2023 Convertible Notes and warrant liabilities was $17,220,203 and $340,918, respectively.

In October 2023, the related party agreed to exchange its then held 2022 and 2023 Convertible Notes for 1,717,559 shares of common stock. (See Note 5 — Exchange of 2022 and 2023 Convertible Notes.)

2023 Series — Convertible Whiskey Special Ops 2023 Notes

As of November 25, 2024, the fair value of the related party Whiskey Special Ops 2023 Notes and warrant liabilities was $4,815,132, and was reclassified from a liability to equity upon the effectiveness of the Company’s November 25, 2024 initial public offering, as further discussed below. As of December 31, 2023, $800,000 in principal of the Whiskey Special Ops 2023 Notes were held by the related party, plus 106,667 warrants to purchase common stock, calculated using a then estimated IPO price of $5.00 per share. On February 29, 2024, the related party agreed to exchange its then held Whiskey Notes and related warrants for 1,203,783 shares of common stock under the terms of the most recent round of 2023 Convertible Notes and the aforementioned warrants were terminated. (See Note 5.)

On February 29, 2024, the related party agreed to exchange its then held Whiskey Special Ops 2023 Notes and related warrants for 1,203,783 shares of common stock under the terms of the most recent round of 2023 Convertible Notes and the aforementioned warrants were terminated. (See Note 5 — Exchange of Convertible Whiskey Special Ops 2023 Notes.)

Reclassification of Related Party Convertible Notes to Equity

Upon the effectiveness of the Company’s initial public offering (on November 25, 2024, the aggregate fair value of the Company’s 2022 and 2023 Convertible Notes and related warrant liabilities, as well as the Whiskey Special Ops 2023 Notes and related warrant liabilities (including that portion held by the related party) were reclassified from a liability to equity based upon the $4.00 price per share of common stock in the Company’s November 25, 2024 initial public offering, See also Note 5.

2023 Barrel Production Contract

During 2023, the Company entered into a distilled spirits barreling production agreement with the related party for production of 1,200 barrels of distilled spirits over time. There was a prepayment of $1,000,000 made in January 2023. In March 2024, the agreement was amended to 600 barrels for $500,000, with the then $500,000

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 15 — RELATED-PARTY TRANSACTIONS (cont.)

excess prepayment used to purchase a Whiskey Note in the principal amount of $672,500 and subsequently exchanged (contingent upon the consummation of this offering, which occurred on November 25, 2024) under the terms of a Subscription Exchange Agreement for common stock in conjunction with the February 29, 2024 exchange of Whiskey Notes for common stock in conjunction with the February 29, 2024 exchange of Whiskey Notes for common stock. (See Note 5.)

Factoring Agreement(s)

In May 2024, the Company raised $100,000 under the terms of an accounts receivable factoring arrangement with the related party, with fees of 10% (or $10,000) and $1,000 for every 2 weeks payment remains overdue. Payment under the factoring agreement is due the earlier of: within 3 days of receipt of payment under the factored accounts receivable; the achievement of certain fundraising milestones; or June 15, 2024. As of June 30, 2024 the factoring agreement remained unpaid. In July 2024, the investor agreed to exchange his interest in the factoring agreement of $113,285 into a subscription for the purchase of 11,328 shares of Series A Preferred Stock and 5,000 warrants to purchase shares of common stock at the lesser of $5.00 per share or the price per shares at which the Company’s common stock is sold in the Company’s initial public offering (the “$5.00 Warrants”), and 29,705 warrants at $6.00 per share (the “$6.00 Warrants”) and related warrants. Upon the November 25, 2024 initial public offering at $4.00 per share, the 5,000 warrants at $5.00 per share were recalculated and reissued as 6,250 warrants at $4.00 per share.

As of July 1, 2024, the Company raised an additional aggregate of $299,667 between two separate investors under the terms of a July 2024 accounts receivable factoring arrangement with fees of 10% (or $29,966) and $1,000 (separately, to each of the two investors) for every 2 weeks payment remains overdue. Additionally, the two investors received five year warrants to purchase an aggregate of 66,549 shares of common stock at $6.00 per share (or cashlessly following a standard cashless exercise formula). Of the total July 2024 accounts receivable factoring agreement, $166,667 and 44,333 of the warrants are with the related party. Payment under the factoring is due the earlier of: within 3 days of receipt of payment under the factored receivable; the achievement of certain fundraising milestones; or August 15, 2024. Effective July 31, 2024, the investors agreed to exchange their interests in the factoring agreement of $329,633, including accrued fees and related warrants, for an aggregate of 32,963 shares of Series A Preferred Stock, 14,983 warrants to purchase shares of common stock at the lesser of $5.00 per share or the price per share at which the Company’s common stock is sold in the Company’s initial public offering (the “$5.00 Warrants”), and 86,864 warrants at $6.00 per share (the “$6.00 Warrants”). (Including $166,667 received from the related party, which was exchanged for 18,333 shares of Series A Preferred Stock, 8,333 related $5.00 Warrants, and 48,073 related $6.00 Warrants.) Upon the November 25, 2024 initial public offering at $4.00 per share, the 14,983 warrants at $5.00 per share were recalculated and reissued as 18,728 warrants at $4.00 per share, and the 8,333 related party warrants at $5.00 per share were recalculated and reissued as 10,416 warrants at $4.00 per share.

In September 2024, the $6.00 Warrants discussed above and in Note 9 (including 321,026 $6.00 Warrants from the related party) were exchanged for 93,789 shares of Series A Preferred Stock that did not include any related warrants (including 59,001 shares of Series A Preferred Stock that did not include any related warrants for a related party). The value assigned to the $6.00 Warrants exchanged for Series A preferred Stock that did not include any warrants was negotiated to be $937,959 (including $590,045 from a related party), or $1.838 per $6.00 Warrant, using a Black-Scholes Valuation model with an estimated IPO stock price of $5.00 per share and exercise price of $6.00 per share.

In September 2024, the Company purchased 50 barrels of premium aged whiskey from the related party for $110,600, or $2,212 per barrel (comprised of $495 per barrel and $1,717 of spirits, for an aggregate total of $24,750 to fixed assets and $85,850 to inventory). The $110,600 was paid by the Company in the form of 11,060 shares of Series A Preferred Stock and 5,530 related warrants to purchase common stock at the lesser of $5.00 per share or the price per shares at which the Company’s common stock is sold in the Company’s initial public offering. Upon the November 25, 2024 initial public offering at $4.00 per share, the 5,530 warrants at $5.00 per share were recalculated and reissued as 6,913 warrants at $4.00 per share.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 15 — RELATED-PARTY TRANSACTIONS (cont.)

In October 2024, the Company sold 250 barrels of aged whiskey to the related party for $166,667. Under the terms of the sale, in the event the related party resells the barrels back to the Company, the resell prices shall be the price paid per barrel under the agreement plus a 15% simple annual interest rate of 1.25% per month from the date the related party purchased the barrels from the Company. The Company also agreed to store the barrels for the related party at no fee until the related party sells the barrels to either the Company or a third party.

On November 22, 2024 (prior to the Company’s initial public offering on November 25, 2024), the related party exchanged 250,000 shares of common stock for 250,000 prepaid warrants to purchase common stock.

Subsequent to December 31, 2024, through April 28, 2025, the related party exercised 1,117,559 prepaid warrants (with an exercise price of $0.001 each) cashlessly for 1,115,909 shares of common stock, leaving 1,203,783 prepaid warrants outstanding.

Related Party Contingent Legacy Shareholder Warrants (See also Note 9) — On October 30, 2024 the Company issued warrants to purchase common stock that became contingently exercisable upon the closing of an initial public offering (which occurred on November 25, 2024), at the price per share of the Company’s initial public offering (or $4.00 per share) to its common shareholders of record as of May 31, 2023 (the “Contingent Legacy Shareholder Warrants”), that will be exercisable, if at all, provided/contingent upon: the warrant holder continuously holds the shares such holder owned on May 31, 2023 through the date the warrant is exercised; and the common stock attains a specified volume weighted average price per share (“VWAP”) over a 10-trading-day period (the “10-Trading-Day VWAP”) before expiring:

•        Tranche 1 — for up to 762,488 shares of common stock (of which up to 128,358 were to a related party) when the 10-Trading-Day VWAP of the common stock reaches 200% of the $4.00 per share initial public offering price (or $8 per share), and that will expire on the 24-month anniversary of the Company’s initial public offering (the “$8 Contingent Legacy Shareholder Warrants”);

•        Tranche 2 — for up to 1,524,976 shares of common stock (of which up to 256,716 were to a related party) when the 10-Trading-Day VWAP of the common stock reaches 300% of the $4.00 per share initial public offering price (or $12 per share), and that will expire on the 42-month anniversary of the Company’s initial public offering (the “$12 Contingent Legacy Shareholder Warrants”); and,

•        Tranche 3 — for up to 1,906,220 shares of common stock (of which up to 320,895 were to a related party) when the 10-Trading-Day VWAP of the common stock reaches 500% of the $4.00 per share initial public offering price (or $20 per share), and that will expire on the 60-month anniversary of the Company’s initial public offering (the “$20 Contingent Legacy Shareholder Warrants”).

As of December 31, 2024 there were outstanding and exercisable: 725,608 $8 Contingent Legacy Shareholder Warrants; 1,451,216 $12 Contingent Legacy Shareholder Warrants; and 1,814,020 $20 Contingent Legacy Shareholder Warrants, (of which 115,456; 230,912; and 288,640, respectively were to a related party).

NOTE 16 — BASIC AND DILUTED NET INCOME/(LOSS) PER SHARE

The Company computes basic net income/(loss) per share by dividing net income/(loss) for the period by the weighted-average number of common shares outstanding during the period. The Company computes diluted net income/(loss) per share by dividing net income/(loss) for the period by the weighted-average number of common shares outstanding during the period, plus the dilutive effect of the stock options, RSU awards and exercisable

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 16 — BASIC AND DILUTED NET INCOME/(LOSS) PER SHARE (cont.)

common stock warrants, as applicable pursuant to the treasury stock method, and the convertible notes, as applicable pursuant to the if-converted method. The following table sets forth the computation of basic and diluted net income/(loss) per share:

	For the Years Ended December 31,
	2024	2023
Basic earnings per share of common stock:
Numerator:
Net Income/(Loss) for the period	$710,458	$(36,798,419)
Preferred stock dividend	$(492,366)	$—
Deemed Dividend due to warrant exchange	$(155,279)	$—
Net Income/(Loss) for the period – basic	$62,813	$(36,798,419)
Denominator:
Weighted average number of shares of common stock – basic	1,281,339	381,543
Net Income/(Loss) per share of common stock – basic	$0.05	$(96.45)

Diluted earnings per share of common stock:
Numerator:
Net Income/(Loss) for the period – basic	$62,813	$(36,798,419)
Change in fair value of dilutive convertible notes	(14,028,067)	—
Net Income/(Loss) for the period – diluted	$(13,965,254)	$(36,798,419)
Denominator:
Weighted average number of shares of common stock – basic	1,281,339	381,543
Conversion of convertible notes into common stock	2,609,360	—
Common warrants	3,187,060	—
Weighted average number of shares of common stock – diluted	7,077,759	381,543
Net Income/(Loss) per share of common stock – diluted	$(1.97)	$(96.45)

Diluted earnings/(loss) per share reflect the potential dilution of securities that could share in the earnings of an entity. For the year ended December 31, 2024, the calculation of diluted earnings per share includes the dilutive effect of shares issued for the conversion of the convertible notes and related warrants and subtracts the related gains from changes in their respective fair values from net income. The following number of shares of common stock from the potential exercise or conversion of outstanding potentially dilutive securities were excluded from the computation of diluted net income/(loss) per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	For the Years Ended December 31,
	2024	2023
ISOs	6,011	6,178
Equity-classified Warrants	1,237,928	116,928
Liability-classified Warrants	—	2,020,139
Legacy Warrants	3,439,953	—
Representative Warrants	84,377	—
Convertible Notes	—	431,276
Preferred Stock (A series)	1,414,736	—
RSU Awards	245,589	116,988
Total	6,428,594	2,691,509

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 17 — SUBSEQUENT EVENTS

For its consolidated financial statements as of December 31, 2024 and for the period then ended, the Company evaluated subsequent events through the date on which those financial statements were issued. Other than the items noted below, there were no subsequent events identified for disclosure as of the date the financial statements were available to be issued.

The Underwriting Agreement and the related warrants granted to the Underwriter equal 5% of the total proceeds raised in the Company’s November 25, 2024 $6,875,000 initial public offering, at an exercise price equal to the offering price, or warrants for 84,377 shares at $4.00 per share (the “Underwriter Warrants”). The number of Underwriter Warrants may increase by up to 15% (to warrants for 97,034 shares at $4.00 per share) if the Underwriter elects to utilize the overallotment rights of the Offering. As of April 28, 2025, the underwriter had not elected to utilize the overallotment rights or exercise any Underwriter Warrants.

Litigation — CFGI — On January 31, 2025, CFGI, LLC (“CFGI”) commenced a litigation against the Company in the Superior Court, Suffolk County, Massachusetts asserting claims arising under a November 1, 2022 written engagement letter agreement whereby CFGI agreed to provide financial, accounting and tax consulting services to the Company. CFGI contends that it fully performed its obligations under such agreement, but that the parties amended the agreement on or about May 22, 2023 when the Company fell behind in its payments. CFGI alleges further that, while the Company made some payments under the amended agreement, CFGI is currently owed approximately $730,000, plus interest.

The Company’s response to the complaint was due on or before April 21, 2025 but has been extended by two weeks as the Company is in active negotiations with CFGI over a payment plan. As of December 31, 2024 the Company had accrued the entire amount payable to CFGI and the Company is in negotiations with CFGI on payment terms that will allow the Company to pay the amounts due to CFGI over time. (See also Note 13.)

Litigation — Thinking Tree Dissenter — On April 16, 2025, Kaylon McAlister, a former co-founder of Thinking Tree Spirits, filed suit in the Circuit Court of Oregon against Thinking Tree Spirits and the Company seeking $470,000 under the Oregon dissenter rights statute, plus interest. While we are reviewing the matter, we believe the amount being sought is solely without merit and grossly overinflates the value of the enterprise, and we intend to vigorously defend this matter. Further, we believe we have counterclaims against the plaintiff for actions taken by him before, during and after the closing of the acquisition transaction that further effected the valuation of the acquisition and adversely affected the Company’s investment in Thinking Tree Spirits. (See also Note 13).

ELOC Agreement — On January 23, 2025, the Company entered into an agreement for an equity line of credit purchase agreement (the “ELOC Purchase Agreement”) with an investor (the “Investor”). Pursuant to the ELOC Purchase Agreement, upon the effectiveness of a related Registration Statement (the “ELOC Registration Statement”) (which was subsequently filed on January 24, 2025) the Company and the Investor entered into an equity line of credit purchase agreement whereby the Company will have the right from time to time (at the Company’s option) to direct the Investor to purchase up to $15,000,000 of the Company’s common stock (subject to certain limitations and conditions. (the “ELOC Purchase Agreement”, or the “Facility”). The amount of sales of common stock to the Investor under the ELOC Purchase Agreement (the “ELOC Shares”), and the timing of any sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among others, market conditions, the trading price of the Company’s shares and determinations by the Company regarding the use of proceeds from any sale of such ELOC Shares. The net proceeds from any sales under the Facility will depend on the frequency with, and prices at, which the ELOC Shares are sold to the Investor.

Under the terms of the ELOC Purchase Agreement, within five (5) business days of the close of execution of the documents for this offering the Company will issue prepaid warrants exercisable into $75,000 worth of common stock priced at the VWAP per share for the trading day preceding the date such documents are executed (the “Commitment Warrants”). The Commitment Warrants shall have an exercise price of $0.001 per share and shall not be exercisable if such exercise into common stock, when combined with other common stock owned by Investor,

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 17 — SUBSEQUENT EVENTS (cont.)

would cause its ownership to exceed 4.99% of the Company’s overall outstanding common stock. Upon exercise of the Commitment Warrants the resulting shares shall be called “Commitment Shares”. The Investor agreed not to sell more of such Commitment Shares in any one trading day than is equal to seven percent (7%) of the total trading volume on the day such Commitment Shares are sold. Such warrants were issued to the Investor as consideration for its entry into the ELOC Purchase Agreement (the “Commitment Warrants”). In February 2025, the Company issued 67,162 Commitment Warrants to the Investor. In February 2025, the Investor exercised the Commitment Warrants for $67.

Pursuant to the ELOC Purchase Agreement, the Investor also agreed to purchase $1,000,000 of the Company’s Series B Preferred Stock, of which $500,000 will be purchased, and the Company will deliver such Series B Preferred Shares, within twenty four (24) hours after the ELOC Registration Statement is filed with the SEC. The second tranche of $500,000 will be purchased, and the Company will deliver such Series B Preferred shares, within three trading days following the date the ELOC Registration Statement is declared effective by the SEC. Each share of Series B Preferred Stock will have a purchase price of $10.00 per share and a stated value of $12.00 per share, will pay dividends at the rate of 15% per annum of the stated value (or $1.80 per share), and will be convertible by the holder at any time following the 90th day following the date of effectiveness of the ELOC Registration Statement. The conversion of Series B Preferred Stock into common stock shall be determined by dividing (a) an amount equal to 110% of the sum of (i) the stated value plus (ii) the amount of all accrued and unpaid dividends, by (b) the Conversion Price. The Conversion Price shall be the fixed price equaling the Volume Weighted Average Price on the trading day preceding the date the documents required for the offering are executed. The Series B Preferred Stock will be subject to redemption by the Company at the Company’s option at any time following the ninety (90) day anniversary such Series B Preferred Stock is acquired, but subject to any restrictions on such redemption in the Company’s credit facilities, at a redemption price equal to the stated value of the Series B Preferred Stock to be redeemed plus any accrued but unpaid dividends thereon. The shares of common stock that could result from any conversion of Series B Preferred Stock are not being registered in the ELOC Registration Statement. Additional shares of the Company’s Series B Preferred Stock may be sold after the date the ELOC Registration Statement becomes effective. As of January 24, 2025, the Conversion Price was fixed at $1.10 per share.

In accordance with the Company’s obligations under the ELOC Purchase Agreement and the Registration Rights Agreement, dated as of January 23, 2025, between the Company and the Investor (the “ELOC Registration Rights Agreement”), the Company is filing the ELOC Registration Statement to register the resale by the Investor of (i) up to $15,000,000 of ELOC Shares (up to 5,000,000 shares of common stock) that the Company may elect, in the Company’s sole discretion, to issue and sell to the Investor, from time to time from and after the Commencement Date under the ELOC Purchase Agreement, and (ii) 67,162 Commitment Shares that would result from the exercise of the Commitment Warrants. Unless earlier terminated, the ELOC Purchase Agreement will remain in effect until the earlier of: (i) January 23, 2028, i.e., the expiry of the 36-month period commencing on the date of the ELOC Purchase Agreement, (ii) the date on which the Investor has purchased the Maximum Commitment Amount (the “Commitment Period”), or (iii) an earlier date mutually agreed upon by both the Company and the Investor in the future.

Under the terms of the ELOC Purchase Agreement, the Investor may not purchase any ELOC Shares under the ELOC Purchase Agreement if such shares, when aggregated with all other shares then beneficially owned by the Investor and its affiliates would result in the Investor beneficially owning shares in excess of 4.99% of the number of the Company’s shares outstanding.

In conjunction with the ELOC Purchase Agreement, on January 23, 2025, the Company’s Board of Directors approved the terms of the ELOC Purchase Agreement and Registration Rights Agreement, the offering of up to 100,000 shares of Series B Preferred Stock, and the filing of the related ELOC Registration Statement for up to 5,000,000 shares of common stock and 67,162 shares of common stock issuable upon the exercise of the related Commitment Warrants. In February 2025, the Investor exercised the Commitment Warrants for $67.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 17 — SUBSEQUENT EVENTS (cont.)

Subsequent to December 31, 2024, through April 28, 2025 an aggregate of 330,014 shares of common stock had been sold to the investor under the ELOC Purchase Agreement for aggregate gross proceeds to the Company of $232,427.

Preferred stock — Series B — Subsequent to December 31, 2024, by written consent dated January 23, 2025 (pursuant to authority conferred upon the Board of Directors by the Company’s second amended and restated certificate of incorporation), the Board of Directors designated 750,000 shares of authorized but unissued Preferred Stock as Series B Convertible Preferred Stock (the “Series B Preferred Stock”). The shares of Series B Preferred Stock, par value $0.0001 per share have a Subscription Price of $10 per share and a stated value of $12 per share (the “Series B Stated Value”). The Series B Preferred Stock is entitled to receive, out of funds legally available therefor, cumulative dividends at the rate of 15% per annum of the Series B Stated Value (or $1.80 per share) payable if and when declared by the Board of Directors of the Company or upon conversion or redemption of the Series B Preferred Stock.

Dividends on the Series B Preferred Stock may be paid by the Company in cash, by delivery of shares of common stock or through a combination of cash and shares of common stock. If paid in common stock, the holder shall receive a number of shares of common stock equal to the quotient of 110% of the accrued dividends to be paid in common stock divided by the Conversion Price (as defined below). The Company may make payments of dividends in common stock only if the average closing price of the common stock over the five trading days preceding the dividend payment date is at or above the Conversion Price. Holders of the Series B Preferred Stock have no voting rights except as required by law.

Each share of Series B Preferred Stock may be converted at any time at the election of the holder into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series B Stated Value plus (ii) the amount of all accrued dividends, by (b) the then applicable Conversion Price (equal to the VWAP of the common stock on the trading day immediately preceding the original issuance date or such shares of Series B Preferred Stock). Each share of Series B Preferred Stock will automatically be converted on the 36 month anniversary of the original issuance date into a number of shares of common stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series B Stated Value plus (ii) the amount of all accrued dividends, by (b) the then-applicable Conversion Price.

Any time on or after the 90 day anniversary or the original issue date of such shares of Series B Preferred Stock, the Company shall have the right to redeem some or all of the outstanding shares of Series B Preferred Stock from funds legally available therefor, upon at least 30 days prior written notice to the holders of the Series B Preferred Stock, at a redemption price per share equal to 110% of the sum of the Stated Amount plus all accrued and unpaid dividends on such shares of Series B Preferred Stock.

Subsequent to December 31, 2024, as of April 28, 2025, the Company had received subscriptions for $2,551,810 (255,181 shares) of Series B Preferred Stock (of which $250,000 was from a related party), including: $392,000 (39,200 shares at a Conversion Price of $0.56 per share of common stock) from the exchange of 700,000 prepaid warrants at a VWAP of $0.56 per prepaid warrant; and $1,150,000 (115,000 shares) from the Investor, of which $1,000,000 (100,000 shares at a Conversion Price of $1.11 per share of common stock) was purchased in January 2025 in conjunction with the execution and registration of the ELOC Purchase Agreement. The Series B Preferred Stock has Conversion Prices ranging from $0.4736 to $1.17 per share of common stock, and a weighted average Conversion Price of $0.741 per share of common stock. An additional 119,207 warrants were issued with the Series B Preferred Stock with a weighted average exercise price of $1.05 per warrant and an additional 327,868 warrants were issued with an exercise price of $0.001 per share. (See Note 9.)

The Series B Preferred Stock has a liquidation preference equal to the greater of (i) 110% of the sum of (a) the Series B Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series B Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up. Accordingly, the Series B Preferred Stock liquidation preference as of April 28, 2025 (with 255,181 shares outstanding and a stated value of $3,062,172, and with accrued dividends of $59,189) was $3,433,497.

Heritage Distilling Holding Company, Inc.
Notes to Consolidated Financial Statements

NOTE 17 — SUBSEQUENT EVENTS (cont.)

Prepaid Warrants — Subsequent to December 31, 2024, through April 28, 2025: 1,252,559 Prepaid Warrants (with an exercise price of $0.001 each) were exercised cashlessly for 1,250,777 shares of common stock; and 700,000 prepaid warrants were exchanged for 39,200 shares of Series B Preferred Stock, leaving 1,919,433 prepaid warrants remaining outstanding. (Subsequent to December 31, 2024, through April 28, 2025, the related party exercised 1,117,559 prepaid warrants (with an exercise price of $0.001 each) cashlessly for 1,115,909 shares of common stock, leaving 1,203,783 prepaid warrants outstanding.)

Whiskey Note Shareholder Warrants — On April 1, 2025, the Company issued warrants with an expiration date of April 1, 2028 to purchase 884,159 shares of common stock with an exercise price of $4.00 per share to common shareholders of record who acquired their common stock through the exchange of Whiskey Notes and whose shares were subject to 100% lockup for 6 months post-IPO, as was disclosed as a pending item in the Company’s February 4, 2025 prospectus filed with the commission (the “Whiskey Note Shareholder Warrants”). The Whiskey Note Shareholder Warrants will be exercisable if the warrant holder continuously holds all shares of common stock such holder owned on the date of the Company’s IPO through the date the warrant is exercised, and then only if the common stock attains a specified volume weighted average price of $8.00 per share (“VWAP”) over a 10-trading-day period (the “10-Trading-Day VWAP”) before expiring. The Company will record the fair value of the Whiskey Note Shareholder Warrants as of the April 1, 2025 grant date based on a Black Scholes option pricing model and Monte Carlo simulation analysis.

Notice from Nasdaq — On April 14, 2025, the Company received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”), which indicated that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the Company’s closing bid price for its common stock was below $1.00 per share for the prior thirty (30) consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar day compliance period, or until October 13, 2025 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. During the compliance period, the Company’s shares of Common Stock will continue to be listed and traded on the Nasdaq Capital Market. If at any time during the Compliance Period, the bid price of the Common Stock closes at or above $1.00 per share for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company with written confirmation of compliance with the Minimum Bid Price Requirement and the matter will be closed.

If the Company is not in compliance by October 13, 2025, the Company may be afforded a second 180-calendar day compliance period. To qualify for this additional time, the Company will be required to meet the continued listing requirement for market value of publicly-held shares and all other initial listing standards for the Nasdaq Capital Market with the exception of the Minimum Bid Price Requirement, and will need to provide written notice to Nasdaq of its intent to regain compliance with such requirement during such second compliance period.

If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, or if it appears to Nasdaq’s staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Common Stock will be subject to delisting from the Nasdaq Capital Market. At that time, the Company may appeal any such delisting determination to a Nasdaq hearings panel.

The Company intends to continuously monitor the closing bid price for its Common Stock and is in the process of considering various measures to resolve the deficiency and regain compliance with the Minimum Bid Price Requirement. However, there can be no assurance that the Company will be able to regain or maintain compliance with the Minimum Bid Price Requirement or any other Nasdaq listing standards, that Nasdaq will grant the Company any extension of time to regain compliance with the Minimum Bid Price Requirement or any other Nasdaq listing requirements, or that any such appeal to the Nasdaq hearings panel will be successful, as applicable. (See also Note 13.)

Heritage Distilling Holding Company, Inc.

_________________________________

PRELIMINARY PROSPECTUS

[______________], 2025

_________________________________

Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is an estimate of the expenses (all of which are to be paid by the registrant) that we may incur in connection with the securities being registered hereby.

Amount to be Paid
SEC registration fee	$38,981
Accounting fees and expenses	30,000
Legal fees and expenses	60,000
Miscellaneous fees and expenses	11,019
Total	$140,000

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for breaches of the director’s duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, authorizations of the payments of a dividend or approval of a stock repurchase or redemption in violation of Delaware corporate law or for any transactions from which the director derived an improper personal benefit. Our certificate of incorporation will provide that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director, subject to the same exceptions as described above. We also expect to maintain standard insurance policies that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments we may make to such officers and directors.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with a threatened, pending, or completed action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with defense or settlement of such action or suit and no indemnification shall be made with respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. In addition, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding described above (or claim, issue, or matter therein), such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be advanced by the corporation upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification by the corporation under Section 145 of the General Corporation Law of the State of Delaware. Our amended and restated certificate of incorporation will provide that we will, to the fullest extent permitted by law, indemnify any person made or threatened to be made a party to an action or proceeding by reason of the fact that he or she (or his or her testators or intestate) is or was our director or officer or serves or served at any other corporation, partnership, joint venture, trust or other enterprise in a similar capacity or as an employee or agent at our request, including service with respect to employee benefit plans maintained or sponsored by us, against expenses (including attorneys’), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend, or defense of such action, suit, proceeding, or claim. However, we are not required to indemnify or advance expenses in connection with any action, suit, proceeding, claim, or counterclaim initiated by us or on behalf of us. Our amended and restated bylaws will provide that we will indemnify and hold harmless each person who was or is a party or threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was our director or officer, or is or was serving at our request in a similar capacity of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (whether the basis of such action, suit, or proceeding is an action in an official capacity as a director or officer or in any other capacity while serving as a director of officer) to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes, or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection with such action, suit or proceeding, and this indemnification continues after such person has ceased to be an officer or director and inures to the benefit of such person’s heirs, executors and administrators. The indemnification rights also include the right generally to be advanced expenses, subject to any undertaking required under Delaware General Corporation Law, and the right generally to recover expenses to enforce an indemnification claim or to defend specified suits with respect to advances of indemnification expenses.

Item 15. Recent Sales of Unregistered Securities.

The following is a description of the securities we sold within the past three years that were not registered under the Securities Act. The number of shares of common stock issued or issuable in each transaction, and the price per share of common stock in each transaction, has been adjusted to give effect to the 0.57-for-one reverse stock split of the common stock that was effected on May 14, 2024.

In March 2022, we issued warrants to purchase an aggregate of 4,653 shares of our common stock, with an exercise price of $157.89 per share, as a fee for placement agent services in connection with the execution of the Silverview Loan.

Between April 2022 and February 2023, we issued to 13 new and existing investors unsecured convertible promissory notes in the aggregate principal amount of $14,815,523, and warrants to purchase an aggregate of up to 908,334 shares of our common stock (based upon a March 2024 amendment to the warrants to have a new exercise price fixed at $6.00 per share). Previously the warrants had an exercise price equal to the price per share at which our common stock was to be sold in our initial public offering. In March 2023, we agreed with one investor to exchange its 2022 convertible promissory note with a principal sum of $135,000 for a convertible promissory note having the terms of the convertible promissory notes issued between March 2023 and June 2023 discussed below. On October 31, 2023, all of the unsecured convertible promissory notes were exchanged (contingent upon the consummation of this offering) for 1,962,595 shares of our common stock.

Between March 2023 and April 1, 2023, we issued to nine new and existing investors unsecured convertible promissory notes in the aggregate principal amount of $2,470,500 (including the $135,000 plus accrued fees and interest transferred from the notes issued between April 2022 and February 2023). On November 1, 2023, all of the unsecured convertible promissory notes were exchanged (contingent upon the consummation of this offering) for 408,324 shares of our common stock.

Between May 2023 and August 2023, we issued to four existing investors unsecured convertible promissory notes in the aggregate principal amount of $4,860,000. On October 31, 2023, all of the unsecured convertible promissory notes were exchanged (contingent upon the consummation of this offering) for 941,229 shares of common stock and prepaid warrants to purchase 22,264 shares of our common stock.

Between August 2023 and December 31, 2023, we issued to 16 existing and new investors unsecured convertible promissory notes in the aggregate principal amount of $2,975,000 and warrants to purchase 595,000 shares of our common stock, with an exercise price equal to the price per share at which our common stock is sold in this offering that are exercisable from time to time and that will also mandatorily exercise on a cashless basis when the volume weighted average price per share of our common stock over a 20-day period reaches 125% of the exercise price.

Between January 2024 and April 2024, we issued to 33 investors promissory notes with accompanying warrants raising a total of $6,630,870. As of April 26, 2024, all the promissory notes were exchanged (contingent upon the consummation of this offering) for 2,399,090 shares of common stock, of which 1,203,783 shares were to a related party, and 546,927 prepaid warrants that will convert into common stock in the future so long as the holder holds less than 4.99% of our outstanding stock. The warrants accompanying the promissory notes were terminated as a result of the negotiated exchange.

In February 2024, we issued to the 25 stockholders of Thinking Tree Spirits, Inc. an aggregate of 50,972 shares of common stock in connection with our acquisition of Thinking Tree Spirits (based on a negotiated price of $13.16 per share, which is subject to a true-up provision that expired on August 31, 2024, but was subsequently extended in September 2024, to the price per share of our initial public offering, if lower, net of any amounts paid to dissenters who exercised their dissenters rights, if any amount is paid).

Subsequent to November 25, 2024, we settled with one of the three TTS dissenters and we sent the remaining two dissenters the statutorily required payment offers and documentation to attempt to wind down the dissenters process. The statutorily required thirty (30) day review period for those offers passed on January 6, 2025, after which we received one response objecting to the offer. While we believe the matter to be concluded, it is unclear under Oregon law how successful they will be in such attempts since the review period has passed. As a result of netting out the amount paid to such dissenters from the makeup provisions of our acquisition agreement with the remaining TTS shareholders, we assume we will issue the remaining TTS shareholders an additional 83,407 shares of our unregistered common stock which will be subject to lockup agreements that do not allow such shares to be sold until after the one hundred and eighty (180) day anniversary of the date of their grant. The granting of such shares shall occur after this offering becomes effective after we have been advised by outside counsel that the risk of a dissenter reopening the matter has passed or is nonmaterial.

On June 15, 2024, we completed a private placement to six accredited investors of an aggregate of 183,000 shares of our Series A Convertible Preferred Stock and warrants to purchase an aggregate of 91,500 shares of common stock for an aggregate purchase price of $1,830,000, of which $675,000 was paid in cash and $1,155,000 was paid by the sale and transfer to us of an aggregate of 525 barrels of premium aged whiskey with an average value of $2,200 per barrel.

In June 2024, the Option Committee of our Board of Directors awarded 232,025 restricted stock units to an aggregate of 36 employees, directors and consultants with a fair grant value of $4.00 per unit. Such restricted stock units were issued pursuant to our 2019 Equity Incentive Plan.

Between June 15, 2024 and September 27, 2024, we completed a private placement to nine accredited investors of an aggregate of 494,840 shares of our Series A Convertible Preferred Stock and warrants to purchase an aggregate of 197,013 shares of common stock for an aggregate purchase price of $4,948,478 of which $2,025,000 was paid in cash, $1,155,000 was paid by the sale and transfer to us of an aggregate of 525 barrels of premium aged whiskey with an average value of $2,200 per barrel, $110,600 was paid by the sale and transfer to us of an aggregate of 50 barrels of premium aged whiskey with an average value of $2,212 per barrel, and $719,919 was paid to us by the cancellation of outstanding indebtedness.

In November 2024, we completed a private placement to two accredited investors of an aggregate of 382,205 common warrants to purchase common stock with an exercise price of $0.01 per share. Such common warrants were sold for a purchase price of $3.99 per common warrant.

Between January 23, 2025 and July 7, 2025, we sold in a private placement to 15 accredited investors of an aggregate of 756,854 shares of our Series B Convertible Preferred Stock (Series B Preferred Stock”), with certain investors receiving warrants to purchase 852,399 shares of common stock at $0.01 per share for an aggregate purchase price of $7,568,557 of which: $2,916,810 was paid in cash; $4,092,567 was paid by the exchange of an aggregate of 284,140 shares of Series A Preferred Stock and related warrants to purchase 116,263 shares of common stock at $4.00 per share; $392,000 was paid by the exchange of pre-paid warrants to purchase an aggregate of 700,000 shares of common stock at $0.001 per share; and $167,180 was paid by the exchange of prepaid warrants to purchase 327,868 shares of common stock at $0.001 per share.

During the quarter ended June 30, 2025, we issued and sold an aggregate of 576,373 shares of Series B Preferred Stock and warrants to purchase up to 733,192 shares of common stock to accredited investors for aggregate gross proceeds of approximately $5,763,747.

On August 18, 2025, we paid in full the approximately $12.6 million of principal and approximately $1.0 million of accrued interest and fees payable on our secured loan from Silverview Credit Partners LP by the payment to Silverview Credit Partners of approximately $7.0 million of the net proceeds of the sale of the Pre-Funded Warrants and the issuance of a warrant with an exercise price of $0.01 per share that was exercisable to purchase an aggregate of 4,000,000 shares of common stock at the earlier of (a) the date on which the closing price of our common stock equals or exceeds $1.00 per share or (b) the three-month anniversary of the warrant issuance date. On September 22, 2025, the warrant was cashlessly exercised for 3,960,000 shares of common stock.

Between July 30, 2025 and August 10, 2025, we settled approximately $2.8 million of trade payables by the payment of approximately $1.4 million in cash and the issuance of warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 1,077,820 shares of common stock at the earlier of (a) the date on which the closing price of our common stock equals or exceeds $1.00 per share or (b) the three-month anniversary of the warrant issuance date. On August 10, 2025, we settled a trade payable in the amount of $1.0 million by the payment of $450,000 in cash and the issuance of a warrant with an exercise price of $0.12 per share that is exercisable to purchase up to 450,000 shares of common stock at the earlier of (a) the date on which the closing price of our common stock equals or exceeds $1.00 per share or (b) the three-month anniversary of the warrant issuance date.

On August 15, 2025, we sold in a private placement to institutional and accredited investors pre-funded warrants (the “Pre-Funded Warrants”) to purchase an aggregate of 370,378,890 shares of common stock at a purchase price of $0.6042 per Pre-Funded Warrant, for an aggregate purchase price of $223.8 million. Of the total $223.8 million purchase price for the Pre-Funded Warrants, $35.5 million was paid in cash, $59.5 million was paid in the cryptocurrency stablecoin commonly referred to as USDC, based on a purchase price of $1.00 per USDC, and $128.8 million was paid in $IP tokens, which were valued for purposes of such offering at (i) $5.2413 (representing a 20% discount from the closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of the Story Core Contributors (as defined in the subscription agreements for the offering), (ii) $3.40 (representing an approximately 48% discount from the closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of Story Foundation, or (iii) $6.5516 (the reported closing price of $IP tokens on August 8, 2025 as reported by CoinMarketCap.com) in the case of all other purchasers. In conjunction with, and contingent upon, such private placement,629,873 shares of Series B Preferred Stock were exchanged for 894,856 shares of common stock and warrants to purchase 17,002,480 shares of common stock with an exercise price of $0.01 per share.

In anticipation of the offering of Pre-Funded Warrants, between June 19, 2025 and August 10, 2025, we entered into advisory and implementation agreements (the “Advisory Agreements”) with certain advisors to our company (collectively, the “Advisors”), pursuant to which the Advisors will provide to us certain consulting, strategy and business development services related to our establishment of a treasury function in certain non-security cryptocurrencies, including $IP tokens. Pursuant to the Advisory Agreements, in consideration for the advisory services of the Advisors, we issued to certain Advisors an aggregate of 6,477,092 shares of common stock, we issued to one Advisor restricted stock units to acquire 2,500,000 shares of common stock subject to vesting and we issued to the Advisors warrants to purchase up to an aggregate of 17,500,000 shares of common stock for a purchase price of $0.01 per share, with each warrant subject to vesting, forfeiture and such other terms as are set forth therein.

On August 18, 2025, we paid in full the approximately $12.6 million of principal and approximately $1.0 million of accrued interest and fees payable on a secured loan by the payment of approximately $7.0 million of the net proceeds of the sale of the Pre-Funded Warrants and the issuance of a warrant with an exercise price of $0.01 per share for the purchase of 4,000,000 shares of common stock, which warrant was subsequently exercised on a cashless basis for the purchase of 3,960,000 shares of common stock.

Between July 30, 2025 and August 10, 2025, we settled approximately $2.8 million of trade payables by the payment of approximately $1.4 million in cash and the issuance of warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 1,077,820 shares of common stock. On August 10, 2025, we settled a trade payable in the amount of $1.0 million by the payment of $450,000 in cash and the issuance of a warrant with an exercise price of $0.12 per share that is exercisable to purchase up to 450,000 shares of common stock.

The offers, sales and issuances of securities listed above were deemed exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities did not involve a public offering. The recipients of such securities in each of these transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. The offers, sales and issuances of securities listed above, were deemed exempt from registration in reliance on Section 4(a)(2) of the Securities Act or Rule 701 promulgated thereunder as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our equity inventive plans. All the foregoing securities are deemed restricted securities for the Securities Act purposes, and appropriate legends were affixed to the securities issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules

(a)     Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and are incorporated by reference herein.

(b)    Financial Statement Schedules.

No financial statements have been filed under this section because they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus and amendments required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any securities being registered which remain unsold at the offering’s termination.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     Each prospectus and subsequent amendment thereto filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)    Each prospectus and subsequent amendment required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus, or amended prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

In reviewing the agreements included as exhibits to this registration statement, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us, our subsidiaries or other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•        should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•        have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•        may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•        were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about us may be found elsewhere in the prospectus included in this registration statement.

Exhibit Number		Incorporated by Reference
	Description of Exhibits	Form	File No.	Exhibit	Filing Date
3.1	Second Amended and Restated Certificate of Incorporation of Heritage Distilling Holding Company, Inc.	8-K	001-42411	3.1	November 26, 2024
3.2	First Amendment to the Second Amended and Restated Certificate of Incorporation of Heritage Distilling Holding Company, Inc.	8-K	001-42411	3.1	June 27, 2025
3.3	Second Amendment to the Second Amended and Restated Certificate of Incorporation of Heritage Distilling Holding Company, Inc.	8-K	001-42411	3.1	September 29, 2025
3.4	Amended and Restated Bylaws of Heritage Distilling Holding Company, Inc.	10-Q/A	001-42411	3.3	August 18, 2025
3.5	Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock	S-1/A	333-279382	3.8	October 3, 2024
3.6	Certificate of Designations, Preferences, Powers and Rights of the Series B Convertible Preferred Stock	8-K	001-42411	3.1	January 24, 2025
3.7	Certificate of Amendment to the Certificate of Designations, Preferences, Powers and Rights of the Series B Convertible Preferred Stock	S-1	333-288051	3.5	June 13, 2025
4.1	Specimen common stock certificate	S-1/A	333-279382	4.1	August 28, 2024
4.2	Form of Representative’s Warrant from initial public offering	8-K	001-42411	4.1	November 26, 2024
4.3	Form of outstanding restricted stock units issued under the 2019 Plan prior to January 1, 2024	S-1/A	333-279382	4.3	July 5, 2024
4.4	Form of outstanding restricted stock units issued under the 2019 Plan after January 1, 2024	S-1/A	333-279382	4.4	August 28, 2024
4.5	Form of outstanding warrants that expire in August 2028	S-1	333-279382	4.5	May 13, 2024

Exhibit Number		Incorporated by Reference
	Description of Exhibits	Form	File No.	Exhibit	Filing Date
4.6	Form of outstanding prepaid warrants with no expiration date	S-1	333-279382	4.6	May 13, 2024
4.7	Form of outstanding warrants that expire in June 2029	S-1/A	333-279382	4.7	July 5, 2024
4.8	Form of warrants that will expire on the 24 month, 42 month, and 60 month anniversaries of November 25, 2024	S-1/A	333-279382	4.8	October 25, 2024
4.9	Form of Common Warrant that expires November 21, 2029	8-K	001-42411	4.2	November 26, 2024
4.10	Form of warrants that expire on April 1, 2028	10-K	001-42411	4.10	April 28, 2025
4.11	Form of warrants that expire on February 21, 2030	8-K	001-42411	4.1	June 3, 2025
4.12	Form of Pre-Funded Common Stock Purchase Warrant	8-K	001-42411	4.1	August 18, 2025
4.13	Form of Advisory Warrant	8-K	001-42411	4.2	August 11, 2025
4.14	Form of Placement Agent Warrant	8-K	001-42411	4.3	August 11, 2025
4.15	Form of Exchange Warrant (exchange of Series B Preferred Stock)†
5.1	Opinion of Pryor Cashman LLP†
10.1	Loan Agreement, dated as of March 29, 2021, by and among Silverview Credit Partners, LP, as agent for the lenders, the financial institutions and other institutional investors from time-to-time party thereto as lenders, Heritage Distilling Company, Inc., as borrower, and Heritage Distilling Holding Company, Inc.	S-1	333-279382	10.1	May 13, 2024
10.2	Amendment No. 1 to Loan Agreement, dated as of September 9, 2021, by and among Silverview Credit Partners, LP, as agent for the lenders, the financial institutions and other institutional investors from time-to-time party thereto as lenders, Heritage Distilling Company, Inc., as borrower, and Heritage Distilling Holding Company, Inc.	S-1	333-279382	10.2	May 13, 2024
10.3	Amendment No. 2 to Loan Agreement, dated as of September 9, 2021, by and among Silverview Credit Partners, LP, as agent for the lenders, the financial institutions and other institutional investors from time-to-time party thereto as lenders, Heritage Distilling Company, Inc., as borrower, and Heritage Distilling Holding Company, Inc.	S-1/A	333-279382	10.9	October 3, 2024
10.4	Amendment No. 3 to Loan Agreement dated as of September 9, 2021, by and among Silverview Credit Partners, LP, as agent for the lenders, the financial institutions and other institutional investors from time-to-time party thereto as lenders, Heritage Distilling Company, Inc., as borrower, and Heritage Distilling Holding Company, Inc.	S-1	333-284509	10.4	January 27, 2025
10.5	2019 Equity Incentive Plan#	S-1	333-2793852	10.4	May 13, 2024
10.6	2024 Equity Incentive Plan#	S-1/A	333-279382	10.5	August 28, 2024
10.7	First Amendment to the Heritage Distilling Holding Company, Inc. 2024 Equity Incentive Plan#	8-K	001-42411	10.1	June 27, 2025
10.8	Second Amendment to the Heritage Distilling Holding Company, Inc. 2024 Equity Incentive Plan#	8-K	001-42411	10.1	September 22, 2025
10.9	Form of October 2023 Exchange Agreement	S-1/A	333-279382	10.6	October 3, 2024
10.10	Form of Amendment to October 2023 Exchange Agreement	S-1/A	333-279382	10.7	October 25, 2024

Exhibit Number		Incorporated by Reference
	Description of Exhibits	Form	File No.	Exhibit	Filing Date
10.11	Amendment dated October 24, 2024 to October 2023 Exchange Agreement	S-1/A	333-279382	10.11	October 25, 2024
10.12	Form of April 2024 Exchange Agreement	S-1/A	333-279382	10.8	October 3, 2024
10.13	Securities Purchase Agreement dated as of January 23, 2025 by and between Heritage Distilling Holding Company, Inc. and C/M Capital Master Fund, LP	8-K	001-42411	10.1	January 24, 2025
10.14	Registration Rights Agreement dated as of January 23, 2025, by and between Heritage Distilling Holding Company, Inc. and C/M Capital Master Fund, LP	8-K	001-42411	10.2	January 24, 2025
10.15	Form of Securities Purchase Agreement	8-K	001-42411	10.1	June 3, 2025
10.16	Form of Subscription Agreement	8-K	001-42411	10.2	June 3, 2025
10.17	Form of Subscription Agreement, dated as of August 11, 2025, between the Company and each Subscriber (as defined therein)	8-K	001-42411	10.1	August 11, 2025
10.18	Form of Registration Rights Agreement, dated as of August 11, 2025, between the Company and each Purchaser (as defined therein)	8-K	001-42411	10.2	August 11, 2025
10.19	Placement Agency Agreement, dated as of August 11, 2025, among the Company, Cantor Fitzgerald & Co. and Roth Capital Partners, LLC	8-K	001-42411	10.3	August 11, 2025
10.20	Form of Amendment to Subscription Agreement, dated August 15, 2025	8-K	001-42411	10.1	August 18, 2025
10.21	Form of August 2025 Series B Preferred Stock Exchange Agreement†
10.22	Employment Agreement dated as of October 1, 2025 of Justin Stiefel#	8-K	001-42411	10.1	October 3, 2025
10.23	Employment Agreement dated as of October 1, 2025 of Jennifer Stiefel#	8-K	001-42411	10.2	October 3, 2025
10.24	Employment Agreement dated as of October 1, 2025 of Michael Carrosino#	8-K	001-42411	10.3	October 3, 2025
21.1	Subsidiaries of the Registrant†
23.1	Consent of Marcum LLP†
23.2	Consent of Pryor Cashman LLP (included in Exhibit 5.1)†
24.1	Power of Attorney (included on initial signature page to this registration statement)
101.INS	Inline XBRL Instance Document.†
101.SCH	Inline XBRL Taxonomy Extension Schema Document.†
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.†
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.†
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.†
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.†
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).†
107	Filing Fee Table†

____________

#        Indicates a management contract or compensatory plan.

†        Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gig Harbor, State of Washington, on October 15, 2025.

HERITAGE DISTILLING HOLDING COMPANY, INC.
By:	/s/ Justin Stiefel
Justin Stiefel Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities and on the dates indicated.

Signature	Title	Date
/s/ Justin Stiefel	Chairman and Chief Executive Officer	October 15, 2025
Justin Stiefel	(Principal Executive Officer)
/s/ Michael Carrosino	Executive Vice President, Finance and Chief Financial Officer	October 15, 2025
Michael Carrosino	(Principal Financial and Accounting Officer)
/s/ *	Director	October 15, 2025
Jennifer Stiefel
/s/ *	Director	October 15, 2025
Troy Alstead
/s/ *	Director	October 15, 2025
Christopher H. Smith
/s/ *	Director	October 15, 2025
Matthew J. Swann
/s/ *	Director	October 15, 2025
Eric S. Trevan, Ph.D.
/s/ *	Director	October 15, 2025
Andrew M. Varga
/s/ *	Director	October 15, 2025
Jeffrey P. Wensel, M.D., Ph.D.
*By:	/s/ Justin Stiefel
Justin Stiefel, Attorney-in-Fact